As filed with the Securities and Exchange Commission on January 21, 2011

Registration No. 333-167370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 10
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TORNIER B.V.*
(Exact name of Registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation or organization)	3842 (Primary Standard Industrial Classification Code Number)	98-0509600 (I.R.S. Employer Identification Number)

Fred Roeskestraat 123
1076 EE Amsterdam
The Netherlands
(+ 31) 20 675 4002
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands
(+ 31) 20 675 4002
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Cristopher Greer, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Charles Ruck, Esq. Shayne Kennedy, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Ordinary shares, par value €0.03 per share	$211,312,500	$15,350

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(2)
Includes ordinary shares that may be purchased by the underwriters pursuant to an overallotment option.

(3)
Previously paid.

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

*  The registrant will convert from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) prior to the effective date of this registration statement. Upon such conversion, the registrant will be known as Tornier N.V.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 21, 2011

Preliminary Prospectus

8,750,000 Shares

Tornier N.V.

Ordinary Shares

              Tornier N.V., a public limited liability company incorporated under the laws of The Netherlands, is selling 8,750,000 ordinary shares. This is an initial public offering of our ordinary shares. The estimated initial public offering price is between $19.00 and $21.00 per ordinary share.

              Prior to this offering, there has been no public market for our ordinary shares. We have applied to have our ordinary shares listed on the NASDAQ Global Market under the symbol "TRNX."

              Investing in our ordinary shares involves a high degree of risk. See "Risk Factors" beginning on page 8.

	Per Ordinary Share	Total
Initial public offering price
Underwriting discount
Proceeds to Tornier N.V., before expenses

              We have granted the underwriters an option for a period of 30 days to purchase up to 1,312,500 additional ordinary shares on the same terms and conditions set forth above to cover overallotments, if any.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The underwriters expect to deliver the ordinary shares to investors on                                    , 2011.

BofA Merrill Lynch	J.P.Morgan

Piper Jaffray

Credit Suisse	Wells Fargo Securities	William Blair & Company

                    , 2011

              You should rely only on the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or made available to you. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted.

              We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States.

i

ii

PROSPECTUS SUMMARY

              This summary highlights information contained elsewhere in this prospectus. Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the information contained in the section entitled "Risk Factors." You should read the following summary together with the more detailed information and consolidated financial information and the notes thereto included in this prospectus.

              Unless the context specifically indicates otherwise, references in this prospectus to "we," "us," "our," the "Company" and "Tornier" refer collectively to Tornier N.V., after giving effect to its conversion to a public limited liability company, and its consolidated subsidiaries.

Our Business

              We are a global medical device company focused on surgeons that treat musculoskeletal injuries and disorders of the shoulder, elbow, wrist, hand, ankle and foot. We refer to these surgeons as extremity specialists. We sell to this extremity specialist customer base a broad line of joint replacement, trauma, sports medicine and orthobiologic products to treat extremity joints. Our motto of "specialists serving specialists" encompasses this focus. In certain international markets, we also offer joint replacement products for the hip and knee. We currently sell over 70 product lines in approximately 35 countries.

              We have had a tradition of innovation, intense focus on surgeon education and commitment to advancement of orthopaedic technology since our founding approximately 70 years ago in France by René Tornier. Our history includes the introduction of the porous orthopaedic hip implant, the application of the Morse taper, which is a reliable means of joining modular orthopaedic implants, and, more recently, the introduction of the reversed shoulder implant in the United States. This track record of innovation over the decades stems from our close collaboration with leading orthopaedic surgeons and thought leaders throughout the world.

              We were acquired in 2006 by an investor group led by Warburg Pincus (Bermuda) Private Equity IX, L.P., or WP Bermuda, and medical device investors, including The Vertical Group, L.P., or The Vertical Group, Split Rock Partners, L.P., or Split Rock, and Douglas W. Kohrs, our Chief Executive Officer. We refer to this group of investors as the Investor Group. They recognized the potential to leverage our reputation for innovation and our strong extremity joint portfolio as a platform upon which they could build a global company focused on the rapidly evolving upper and lower extremity specialties. The Investor Group has contributed capital resources and a management team with a track record of success in the orthopaedic industry in an effort to expand our offering in extremities and accelerate our growth. Since the acquisition in 2006, we have:

  •
  created a single, extremity specialist sales channel in the United States primarily focused on our products;

  •
  enhanced and broadened our portfolio of shoulder joint implants and foot and ankle products;

  •
  entered the sports medicine and orthobiologics markets through acquisitions and licensing agreements;

  •
  improved our hip and knee product offerings, helping us gain market share internationally; and

  •
  significantly increased investment in research and development and expanded business development activities to build a pipeline of innovative new technologies.

              As a result of the foregoing actions, we believe our addressable worldwide market opportunity has increased from approximately $2 billion in 2006 to approximately $7 billion in 2009.

              We believe we are differentiated by our full portfolio of upper and lower extremity products, our dedicated extremity-focused sales organization and our strategic focus on extremities. We further believe that we are well-positioned to benefit from the opportunities in the extremity products marketplace as we are already among the global leaders in the shoulder and ankle joint replacement markets with the #2 market position worldwide for sales of shoulder joint replacement products and the #1 market position in the United States in foot and ankle joint replacement systems in 2009 as measured by revenue. We more recently have expanded our technology base and product offering to include: new joint replacement products based on new materials; improved trauma products based on innovative designs; and proprietary orthobiologic materials for soft tissue repair. In the United States, which is the largest orthopaedic market, we believe that our single, "specialists serving specialists" distribution channel is strategically aligned with what we believe is an ongoing trend in orthopaedics for surgeons to specialize in certain parts of the anatomy or certain types of procedures.

              Our principal products are organized in four major categories: upper extremity joints and trauma, lower extremity joints and trauma, sports medicine and orthobiologics, and large joints and other. Our upper extremity products include joint replacement and bone fixation devices for the shoulder, hand, wrist and elbow. Our lower extremity products include joint replacement and bone fixation devices for the foot and ankle. Our sports medicine and orthobiologics product category includes products used across several anatomic sites to mechanically repair tissue-to-tissue or tissue-to-bone injuries, in the case of sports medicine, or to support or induce remodeling and regeneration of tendons, ligaments, bone and cartilage, in the case of orthobiologics. Our large joints and other products include hip and knee joint replacement implants and ancillary products.

              Innovations in the orthopaedic industry have typically consisted of evolutions of product design in implant fixation, joint mechanics, and instruments and modifications of existing metal or plastic-based device designs rather than new products based on combinations of new designs and new materials. In contrast, the growth of our target markets has been driven by the development of products that respond to the particular mechanics of small joints and the importance of soft tissue to small joint stability and function. We are committed to the development of new designs utilizing both conventional materials and new tissue-friendly biomaterials that we expect will create new markets. We believe that we are a leader in researching and incorporating some of these new technologies across multiple product platforms.

              In the United States, we sell products from our upper extremity joints and trauma, lower extremity joints and trauma, and sports medicine and orthobiologics product categories; we do not actively market large joints in the United States nor do we currently have plans to do so. While we market our products to extremity specialists, our revenue is generated from sales to healthcare institutions and distributors. We sell through a single sales channel consisting of a network of independent commission-based sales agencies. Internationally, where the trend among surgeons toward specialization is not as advanced as in the United States, we sell our full product portfolio, including upper extremity joints and trauma, lower extremity joints and trauma, sports medicine and orthobiologics and large joints. We utilize several distribution approaches depending on the individual market requirements, including direct sales organizations in the largest European markets and independent distributors for most other international markets. In 2009, we generated revenue of $201.5 million, 56% of which was in the United States and 44% of which was international.

Our Business Strategies

              Our goal is to strengthen our leadership position serving extremity specialists. The key elements of our strategy include:

              Leveraging our "specialists serving specialists" strategy:    We believe our focus on and dedication to extremity specialists enables us to better understand and address the clinical needs of these surgeons. We believe that extremity specialists, who have emerged as a significant constituency in orthopaedics only in the last 10 to 15 years, have been underserved in terms of new technology and also inefficiently served by the current marketplace. We offer a comprehensive portfolio of extremity products, and also serve our customers through a sales channel that is dedicated to extremities, which we believe provides us with a significant competitive advantage because our sales agencies and their representatives have both the knowledge and desire to comprehensively meet the needs of extremity specialists and their patients, without competing priorities.

              Advancing scientific and clinical education:    We believe our specialty focus, commitment to product innovation and culture of scientific advancement attract both thought leaders and up-and-coming surgeon specialists who share these values. We actively involve these specialists in the development of world-class training and education programs and encourage ongoing scientific study of our products. Specific initiatives include the Tornier Master's Courses in shoulder and ankle joint replacement, The Fellows and Chief Residents Courses and a number of clinical concepts courses. We also maintain a registry that many of our customers utilize to study and report on the outcomes of procedures in which our extremity products have been used. We believe our commitment to science and education also enables us to reach surgeons early in their careers and provide them access to a level of training in extremities that we believe is not easily accessible through traditional orthopaedic training.

              Introducing new products and technologies to address more of our extremity specialists' clinical needs:    Our goal is to continue to introduce new technologies for extremity joints that improve patient outcomes and thereby continue to expand our market opportunity and share. Our efforts have been focused on joint replacement, as well as sports medicine and orthobiologics, given the importance of these product categories to extremity surgeons. Since our acquisition by the Investor Group, we have significantly increased our investment in research and development to accelerate the pace of new product introduction. During 2009, we invested $18.1 million in research and development and introduced 18 new products, and in 2008, we invested $20.6 million and introduced nine new products, up from only $13.3 million and four new products in 2007. We have also been active in gaining access to new technologies through external partnerships, licensing agreements and acquisitions. We believe that our reputation for effective collaboration with industry thought leaders as well as our track record of effective new product development and introductions will allow us to continue to gain access to new ideas and technologies early in their development.

              Expanding our international business:    We face a wide range of market dynamics that require our distribution channels to address both our local market positions and local market requirements. One is focused on products for upper extremities and the other on hip and knee replacements and products for lower extremities. In other European markets, we utilize a combination of direct and distributor strategies that have evolved to support our expanding extremity business and also to support our knee and hip market positions. In large international markets where the extremity market segment is relatively underdeveloped, such as Japan and China, the same sales channel sells our hip and knee product portfolios and extremity joint products, which provides these sales channels sufficient product breadth and economic scale. We plan on expanding our international business by continuing to adapt our distribution channels to the unique characteristics of individual markets.

              Achieving and improving our profitability through operating leverage:    With the additional capital resources brought by the Investor Group, we have made significant investments over the last several years in our research and development, sales and marketing, and manufacturing operations to build what we believe is a world-class organization capable of driving sustainable global growth. For example, we grew our research and development organization from approximately 20 employees as of December 31, 2006, to 80 employees as of October 3, 2010. We created a new global sales and marketing leadership team by integrating key personnel from acquired organizations and recruiting additional experienced medical device sales and marketing professionals. We also expanded our manufacturing capacity with two new plants in Ireland and France. With these organizational and infrastructure investments in place, we believe we have the infrastructure to support our growth for the foreseeable future. As a result, we believe we can increase revenue and ultimately achieve and improve profitability.

Risk Factors

              Investing in our company entails a high degree of risk, as more fully described in the "Risk Factors" section of this prospectus. You should carefully consider such risks before deciding to invest in our ordinary shares. Our principal risks include:

  •
  we have a history of operating losses and negative cash flow;

  •
  if we do not successfully develop and market new products and technologies and implement our business strategy, our business and results of operations will be adversely affected;

  •
  we rely on our independent sales agencies and their representatives to market and sell our products;

  •
  we may be unable to compete successfully against our existing or future competitors;

  •
  we derive a significant portion of our sales from operations in international markets that are subject to political, economic and social instability;

  •
  if we fail to maintain regulatory approvals and clearances, or are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer; and

  •
  your rights as a holder of ordinary shares will be governed by Dutch law and will differ from the rights of shareholders under U.S. law.

Corporate Information

              Our principal executive offices are located at Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands. Our telephone number at this address is (+ 31) 20 577 1177. Our agent for service of process in the United States is CT Corporation, 1209 Orange St., Wilmington, DE 19801. Our website is located at www.tornier.com. The information contained on our website is not a part of this prospectus.

              This prospectus contains references to our trademarks Aequalis®, AffinitiTM, AscendTM, Biofiber®, CoverLocTM, FuturaTM, Insite®, IntrafocalTM, HLS Kneetec®, Latitude®, LineaTM, Meije Duo®, NexFixTM, Noetos®, OceaneTM, Osteocure®, Piton®, Pleos®, RFSTM, Salto®, Salto Talaris®, StayfuseTM and TornierTM among others. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Ordinary shares offered	8,750,000 ordinary shares
Ordinary shares outstanding immediately after this offering	38,317,741 ordinary shares (or 39,630,241 ordinary shares if the underwriters exercise their overallotment option in full)
Use of proceeds	We estimate that our net proceeds from this offering will be approximately $156.8 million, after deducting underwriting discounts and estimated offering expenses payable by us. We plan to use the net proceeds we receive from this offering to repay all of the existing indebtedness under our notes payable of approximately €84.0 million as of October 3, 2010, or $115.2 million at the exchange rate at that date, and for general corporate purposes. See "Use of Proceeds" for additional information.
Overallotment option	We have granted the underwriters a 30-day option to purchase up to 1,312,500 additional ordinary shares.
Proposed NASDAQ Symbol	TRNX
Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 437,500 ordinary shares offered by this prospectus to our directors, officers, employees, business associates and related persons.
Risk factors	Investing in our ordinary shares involves a high degree of risk. See "Risk Factors" for a discussion of factors you should carefully consider before investing in our ordinary shares.

              The number of ordinary shares to be outstanding after this offering is based on 29,567,741 ordinary shares outstanding as of October 3, 2010, and excludes:

  •
  3,518,042 ordinary shares issuable upon exercise of outstanding options to purchase ordinary shares as of October 3, 2010, at a weighted average exercise price of $16.59 per ordinary share; and

  •
  1,430,120 ordinary shares reserved for future issuance under our stock option plan as of October 3, 2010.

              Unless we specifically state otherwise, the information in this prospectus assumes:

  •
  an initial public offering price of $20.00 per ordinary share, the mid-point of the range set forth on the cover page of this prospectus;

  •
  a 3-to-1 reverse stock split of our ordinary shares, which we intend to effect prior to the closing of this offering and the incidental issue of 1 ordinary share and the repurchase of 36 of our ordinary shares in connection therewith to address fractional shares that would have resulted from the reverse stock split;

  •
  our conversion from a private company with limited liability to a public company with limited liability, and the filing of the accompanying amended articles of association to reflect such conversion, prior to the closing of this offering; and

  •
  the underwriters do not exercise their overallotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

              The following table presents our summary historical consolidated financial data, as of the dates and for the periods indicated. The summary historical consolidated statement of operations data and other financial data for the years ended December 31, 2007, December 28, 2008 and December 27, 2009, and the summary historical consolidated balance sheet data as of December 28, 2008 and December 27, 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2007 has been derived from our audited consolidated financial statements not included in this prospectus. The consolidated financial statements referred to in the previous two sentences were audited by Ernst & Young LLP, an independent registered public accounting firm, and were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

              The summary historical consolidated statement of operations data and other financial data for the thirty-nine weeks ended September 27, 2009, and the forty weeks ended October 3, 2010, and the summary historical consolidated balance sheet data as of October 3, 2010, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The September 27, 2009 and October 3, 2010 unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

              Our fiscal quarters are generally determined on a 13-week basis and always end on a Sunday. As a result, our fiscal year is generally 364 days. Our year-end periods end on the Sunday nearest to December 31. Every few years, it is necessary to add an extra week to a quarter to make it a 14-week period in order to have our year end fall on the Sunday nearest to December 31. The first three quarters ended October 3, 2010 include an extra week of operations compared to the first three quarters ended September 27, 2009.

              You should read the summary financial and other data set forth below along with the sections in this prospectus entitled "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended			Three quarters ended
	December 31, 2007	December 28, 2008	December 27, 2009	September 27, 2009	October 3, 2010
	($ in thousands)			($ in thousands)
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$145,369	$177,370	$201,462	$144,141	$166,113
Cost of goods sold	46,573	45,500	54,859	39,031	45,554

Gross profit	98,796	131,870	146,603	105,110	120,559
Sales and marketing	82,014	106,870	115,630	82,646	93,665
General and administrative	17,976	21,742	20,790	15,828	16,643
Research and development	13,305	20,635	18,120	14.407	12,714
Amortization of intangible assets	7,946	11,186	15,173	8,483	8,720
Special charges	—	—	1,864	1,049	306
In-process research and development	15,107	—	—	—	—

Operating loss	(37,552)	(28,563)	(24,974)	(17,303)	(11,489)
Interest expense	(2,394)	(11,171)	(19,667)	(14,005)	(16,047)
Foreign currency transaction gain (loss)	(5,859)	1,701	3,003	2,252	(9,467)
Other non-operating (expense) income	(1,966)	(1,371)	(28,461)	(195)	344

Loss before income taxes	(47,771)	(39,404)	(70,099)	(29,251)	(36,659)
Income tax benefit	6,580	5,227	14,413	4,256	5,246

Consolidated net loss	(41,191)	(34,177)	(55,686)	(24,995)	(31,413)

Net loss attributable to noncontrolling interest	—	(1,173)	(1,067)	(1,126)	(695)

Net loss attributable to Tornier	(41,191)	(33,004)	(54,619)	(23,869)	(30,718)
Accretion of noncontrolling interest	—	(3,761)	(1,127)	(1,127)	(679)

Net loss attributable to ordinary shareholders	$(41,191)	$(36,765)	$(55,746)	$(24,996)	$(31,397)

	Year ended			Three quarters ended
	December 31, 2007	December 28, 2008	December 27, 2009	September 27, 2009	October 3, 2010
	($ in thousands)			($ in thousands)
				(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$17,347	$21,348	$37,969	$45,780	$25,502
Other current assets	107,968	122,167	133,179	125,308	147,694
Total assets	431,614	475,967	520,187	518,928	499,219
Total liabilities	181,738	212,442	277,140	284,624	216,324
Noncontrolling interest	—	23,200	23,259	23,200	—
Total shareholders' equity	249,876	240,325	219,788	211,104	282,895
Other Financial Data:
Net cash provided by (used in) operating activities	$(8,165)	$(19,482)	$2,291	3,550	(2,181)
Net cash provided by (used in) investing activities	(106,188)	(43,314)	(31,104)	(24,032)	(18,040)
Net cash provided by (used in) financing activities	121,886	66,487	44,857	44,228	8,283
EBITDA(1)	(29,795)	(5,902)	(20,700)	3,526	(770)
Adjusted EBITDA(1)	12,667	(2,277)	10,608	5,647	13,440

(1)
EBITDA, for the periods presented, represents net loss before interest expense, income tax benefit, depreciation and amortization. Adjusted EBITDA gives further effect to, among other things, non-operating (expense) income related to the mark to market of the previously outstanding warrant liability, foreign currency gains and losses, special charges, share-based compensation, operating expenses from a consolidated variable interest entity, in-process research and development charges, and the impact of selling acquired inventory. We believe that EBITDA and Adjusted EBITDA provide additional information for measuring our performance and are measures frequently used by securities analysts and investors and therefore management uses these metrics to evaluate our business. EBITDA and Adjusted EBITDA do not represent, and should not be used as a substitute for, net income or cash flows from operations as determined in accordance with generally accepted accounting principles, and neither EBITDA nor Adjusted EBITDA is necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. Our definitions of EBITDA and Adjusted EBITDA may differ from that of other companies.

              The following table reconciles net loss to EBITDA and Adjusted EBITDA on a historical basis:

	Year ended			Three quarters ended
	December 31, 2007	December 28, 2008	December 27, 2009	September 27, 2009	October 3, 2010
	($ in thousands)			($ in thousands)
				(unaudited)	(unaudited)
Net loss	$(41,191)	$(34,177)	$(55,686)	$(24,995)	$(31,413)
Interest expense	2,394	11,171	19,667	14,005	16,047
Income tax benefit	(6,580)	(5,227)	(14,413)	(4,256)	(5,246)
Depreciation and amortization	15,582	22,331	29,732	18,772	19,842

EBITDA	$(29,795)	$(5,902)	$(20,700)	$3,526	$(770)
Non-operating (expense) income (mark to market of warrant liability)	1,966	1,371	28,461	195	(344)
Foreign currency transaction (gain)/loss	5,859	(1,701)	(3,003)	(2,252)	9,467
Share-based compensation	2,836	3,672	3,913	3,075	4,187
Special charges	—	—	1,864	1,049	306
Operating expenses from consolidated VIE	—	283	73	54	594
In-process research and development	15,107	—	—	—	—
Sale of acquired inventory	16,694	—	—	—	—

Adjusted EBITDA	$12,667	$(2,277)	$10,608	$5,647	$13,440

RISK FACTORS

              An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a history of operating losses and negative cash flow.

              We have experienced operating losses since our acquisition by the Investor Group in July 2006 and at October 3, 2010, we had an accumulated deficit of $175.4 million. Our ability to achieve cash flow positive operations will be influenced by many factors, including the extent and duration of our future operating losses, the level and timing of future sales and expenditures, market acceptance of new products, the results and scope of ongoing research and development projects, competing technologies and market and regulatory developments. Additionally, following this offering, we expect general and administrative expenses to increase due to the additional operational and reporting costs associated with being a public company. As a result, we may continue to incur operating losses for the foreseeable future. These losses will continue to have an adverse impact on shareholders' equity and we may never achieve or sustain profitability.

If we do not successfully develop and market new products and technologies and implement our business strategy, our business and results of operations will be adversely affected.

              We may not be able to successfully implement our business strategy. To implement our business strategy we need to, among other things, develop and introduce new extremity joint products, find new applications for and improve our existing products, properly identify and anticipate our surgeons' and their patients' needs, obtain regulatory clearance or approval for new products and applications and educate surgeons about the clinical and cost benefits of our products.

              We are continually engaged in product development and improvement programs, and we expect new products to account for a significant portion of our future growth. If we do not continue to introduce new products and technologies, or if those products and technologies are not accepted, we may not be successful. Moreover, research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or innovation. Demand for our products could also change in ways we may not anticipate due to evolving customer needs, changing demographics, slow industry growth rates, evolving surgical philosophies and evolving industry standards, among others. Additionally, our competitors' new products and technologies may precede our products to market, may be more effective or less expensive than our products or may render our products obsolete.

              Our targeted surgeons are in areas such as shoulder, upper extremities, lower extremities, sports medicine and reconstructive and general orthopaedics, and our strategy of focusing exclusively on these surgeons may not be successful. In addition, we are seeking to increase our international sales and will need to increase our worldwide direct sales force and enter into distribution agreements with third parties in order to do so. All of this may result in additional or different foreign regulatory requirements, with which we may not be able to comply. Moreover, even if we successfully implement our business strategy, our operating results may not improve. We may decide to alter or discontinue aspects of our business strategy and may adopt different strategies due to business or competitive factors.

We rely on our independent sales agencies and their representatives to market and sell our products.

              In the United States, we sell our products through a single sales channel primarily focused on our products and consisting of approximately 23 independent commission-based sales agencies, which in the aggregate utilized over 300 sales representatives as of October 3, 2010. Our sales agencies do not sell our products exclusively and may offer similar products from other orthopaedic companies. In fiscal 2009, no individual sales agency accounted for more than 3% of our global revenue. Our success depends largely upon our ability to motivate these sales agencies to sell our products. Additionally, we depend on their sales and service expertise and relationships with the surgeons in the marketplace. Our independent sales agencies may terminate their contracts with us at the end of each yearly term, may devote insufficient sales efforts to our products or may focus their sales efforts on other products that produce greater commissions for them. If our relationship with any of our sales agencies terminated, we could enter into agreements with existing sales agencies to take on the related sales, contract with new sales agencies or a combination of these options. A failure to maintain our existing relationships with our independent sales agencies and their representatives could have an adverse effect on our operations. We do not control our independent sales agencies and they may not be successful in implementing our marketing plans.

We may be unable to compete successfully against our existing or potential competitors, in which case our sales and operating results may be negatively affected and we may not grow.

              The market for orthopaedic devices is highly competitive and subject to rapid and profound technological change. Our success depends, in part, on our ability to maintain a competitive position in the development of technologies and products for use by our customers. We face competition from large diversified orthopaedic manufacturers, such as DePuy Orthopaedics, Inc., or DePuy, a Johnson & Johnson subsidiary, Zimmer Corporation, or Zimmer, and Stryker Corporation, or Stryker, and established mid-sized orthopaedic manufacturers, such as Arthrex, Inc., or Arthrex, Wright Medical Group, Inc., or Wright Medical, and ArthroCare Corporation, or ArthroCare. Many of the companies developing or marketing competitive orthopaedic products are publicly traded or are divisions of publicly traded companies and may enjoy several competitive advantages, including:

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  greater financial and human resources for product development and sales and marketing;

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  greater name recognition;

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  established relationships with surgeons, hospitals and third-party payors;

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  broader product lines and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage;

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  established sales and marketing and distribution networks; and

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  more experience in conducting research and development, manufacturing, preparing regulatory submissions and obtaining regulatory clearance or approval for products.

              We also compete against smaller, entrepreneurial companies with niche product lines. Our competitors may develop and patent processes or products earlier than we can, obtain regulatory clearance or approvals for competing products more rapidly than we can and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. We also compete with other organizations in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business. If our competitors are more successful than us in these matters, we may be unable to compete successfully against our existing or future competitors.

We derive a significant portion of our sales from operations in international markets that are subject to political, economic and social instability.

              We derive a significant portion of our sales from operations in international markets. Our international distribution system consists of nine direct sales offices and approximately 32 distribution partners, who sell in approximately 35 countries. Most of these countries are, to some degree, subject to political, economic and social instability. For the years ended December 27, 2009, and December 28, 2008, 44% and 49% of our revenue, respectively, was derived from our international operations. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

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  the imposition of additional U.S. and foreign governmental controls or regulations on orthopaedic implants and orthobiologics products;

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  the imposition of costly and lengthy new export license requirements;

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  the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with that country, company, person or entity;

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  economic instability, including currency risk between the U.S. dollar and foreign currencies, in our target markets;

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  the imposition of restrictions on the activities of foreign agents, representatives and distributors;

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  scrutiny of foreign tax authorities, which could result in significant fines, penalties and additional taxes being imposed upon us;

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  a shortage of high-quality international salespeople and distributors;

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  loss of any key personnel who possess proprietary knowledge or are otherwise important to our success in international markets;

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  changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may require us to sell our products at lower prices;

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  changes in tariffs and other trade restrictions;

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  work stoppages or strikes in the healthcare industry;

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  difficulties in enforcing and defending intellectual property rights; and

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  exposure to different legal and political standards.

              Not only are we subject to the laws of other jurisdictions, we are also subject to U.S. laws governing our activities in foreign countries, including various import-export laws, customs and import laws, anti-boycott laws and embargoes. For example, the FDA Export Reform and Enhancement Act of 1996 requires that, when exporting medical devices from the United States for sale in a foreign country, depending on the type of product being exported, the regulatory status of the product and the country to which the device is exported, we must ensure, among other things, that the device is produced in accordance with the specifications of the foreign purchaser; not in conflict with the laws of the country to which it is intended for export; labeled for export; and not offered for sale domestically. In addition, we must maintain records relevant to product export and, if requested by the foreign government, obtain a certificate of exportability. In some instances, prior notification to or approval from the FDA is required prior to export. The FDA can delay or deny export authorization if all applicable requirements are not satisfied. Imports of approved medical devices into the United States are also subject to requirements including registration of establishment, listing of devices, manufacturing in accordance with the quality system regulation, medical device reporting of adverse events, and Premarket Notification 510(k) clearance or premarket approval, or PMA, among others and if applicable. If our business activities were determined to violate these laws, regulations or rules, we could suffer serious consequences.

              In addition, a portion of our international sales is made through distributors. As a result, we are dependent upon the financial health of our distributors. If a distributor were to go out of business it would take substantial time, cost and resources to find a suitable replacement and the products held by such distributor may not be returned to us or to a subsequent distributor in a timely manner or at all.

              Any material decrease in our foreign sales may negatively affect our profitability. We generate our international sales primarily in Europe, where healthcare regulation and reimbursement for orthopaedic medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.

Our business plan relies on assumptions about the market for our products, which, if incorrect, may adversely affect our sales.

              We believe that the aging of the general population and increasingly active lifestyles will continue and that these trends will increase the need for our products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize, or if non-surgical treatments gain more widespread acceptance as a viable alternative to our orthopaedic implants.

We obtain some of our products through private-label distribution agreements that subject us to minimum performance and other criteria. Our failure to satisfy those criteria could cause us to lose those rights of distribution.

              We have entered into private-label distribution agreements with manufacturers of some of our products. These manufacturers brand their products according to our specifications, and we may have exclusive rights in certain fields of use and territories to sell these products subject to minimum purchase, sales or other performance criteria. Though these agreements do not individually or in the aggregate represent a material portion of our business, if we do not meet these performance criteria, or fail to renew these agreements, we may lose exclusivity in a field of use or territory or cease to have any rights to these products, which could have an adverse effect on our sales. Furthermore, some of these manufacturers are smaller, undercapitalized companies that may not have sufficient resources to continue operations or to continue to supply us sufficient product without additional access to capital.

If our private label manufacturers fail to provide us with sufficient supply of their products, or if their supply fails to meet appropriate quality requirements, our business could suffer.

              Our private-label manufacturers are sole source suppliers of the products we purchase from them. Given the specialized nature of the products they provide, we may not be able to locate or establish additional or replacement manufacturers of these products. Moreover, these private-label manufacturers typically own the intellectual property associated with their products, and even if we could find a replacement manufacturer for the product, we may not have sufficient rights to enable the replacement party to manufacture the product. While we have entered into agreements with our private-label manufacturers to provide us sufficient quantities of products, we cannot assure you that they will do so, or that any products they do provide us will not contain defects in quality. Our private-label manufacturing agreements have terms expiring between 2011 and 2015 and are renewable under certain conditions or by mutual agreement. The agreements also include some or all of the following provisions allowing for termination under certain circumstances: (i) either party's uncured material breach of the terms and conditions of the agreement, (ii) either party filing for bankruptcy, being bankrupt or becoming insolvent, suspending payments, dissolving or ceasing commercial activity, (iii) our inability to meet market development milestones and ongoing sales targets, (iv) termination without cause, provided that payments are made to the distributor, (v) a merger or acquisition of one of the parties by a third party, (vi) the enactment of a government law or regulation that restricts either party's right to terminate or renew the contract or invalidates any provision of the agreement or (vii) the occurrence of a "force majeure," including natural disaster, explosion or war.

              We also rely on these private-label manufacturers to comply with the regulations of the U.S. Food and Drug Administration, or FDA, the competent authorities of the Member States of the European Economic Area, or EEA, or foreign regulatory authorities and their failure to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. Any quality control problems that we experience with respect to products manufactured by our private-label manufacturers, any inability by us to provide our customers with sufficient supply of products or any investigations or enforcement actions by the FDA, the competent authorities of the Member States of the EEA or other foreign regulatory authorities could adversely affect our reputation or commercialization of our products and adversely and materially affect our business and operating results.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to, among other things, penalties and legal expenses that could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

              Our U.S. operations, including those of our subsidiary, Tornier, Inc., are currently subject to the U.S. Foreign Corrupt Practices Act, or the FCPA. Upon the closing of this offering, we will be required to comply with the FCPA, which generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business or other benefits. In addition, the FCPA imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of "off books" slush funds from which such improper payments can be made. We are also currently subject to similar anticorruption legislation implemented in Europe under the Organization for Economic Co-operation and Development's Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. We operate in a number of jurisdictions that pose a high risk of potential violations of the FCPA and other anticorruption laws, such as Algeria, China and Oman, based on measurements such as Transparency International's Corruption Perception Index and we utilize a number of third-party sales representatives for whose actions we could be held liable under the FCPA. We inform our personnel and third-party sales representatives of the requirements of the FCPA and other anticorruption laws, including, but not limited to their reporting requirements. We have also developed and will continue to develop and implement systems for formalizing contracting processes, performing due diligence on agents and improving our recordkeeping and auditing practices regarding these regulations. However, there is no guarantee that our employees, third-party sales representatives or other agents have not or will not engage in conduct undetected by our processes and for which we might be held responsible under the FCPA or other anticorruption laws.

              If our employees, third-party sales representatives or other agents are found to have engaged in such practices, we could suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures, including further changes or enhancements to our procedures, policies and controls, as well as potential personnel changes and disciplinary actions. The Securities and

Exchange Commission, or SEC, is currently in the midst of conducting an informal investigation of numerous medical device companies over potential violations of the FCPA. Although we do not believe we are currently a target, any investigation of any potential violations of the FCPA or other anticorruption laws by U.S. or foreign authorities also could have an adverse impact on our business, financial condition and results of operations.

              Certain foreign companies, including some of our competitors, are not subject to prohibitions as strict as those under the FCPA or, even if subjected to strict prohibitions, such prohibitions may be laxly enforced in practice. If our competitors engage in corruption, extortion, bribery, pay-offs, theft or other fraudulent practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business, or from government officials, who might give them priority in obtaining new licenses, which would put us at a disadvantage.

Fluctuations in foreign currency rates could result in declines in our reported sales and earnings.

              A substantial portion of our foreign revenue is generated in Europe and other foreign countries in Latin America and Asia where the amounts are denominated in currencies other than the U.S. dollar. For purposes of preparing our financial statements, these amounts are converted into U.S. dollars, the value of which varies with currency exchange rate fluctuations. For sales not denominated in U.S. dollars, if there is an increase in the value of the U.S. dollar relative to the specified foreign currency, we will receive less in U.S. dollars than before the increase in the exchange rate, which could negatively impact our results of operations. Although we address currency risk management through regular operating and financing activities, those actions may not prove to be fully effective.

If we lose one of our key suppliers, we may be unable to meet customer orders for our products in a timely manner or within our budget.

              We use a number of suppliers for raw materials and select components that we need to manufacture our products. These suppliers must provide the materials and components to our standards for us to meet our quality and regulatory requirements. We obtain some key raw materials and select components from a single source or a limited number of sources. For example, we rely on one supplier for raw materials and select components in several of our products, including Poco Graphite, Inc., which supplies graphite for our pyrocarbon products, CeramTec AG, or CeramTec, which supplies ceramic for ceramic heads for hips, and Heymark Metals Ltd., which supplies CoCr used in certain of our hip, shoulder and elbow products. Establishing additional or replacement suppliers for these components, and obtaining regulatory clearance or approvals that may result from adding or replacing suppliers, could take a substantial amount of time, result in increased costs and impair our ability to produce our products, which would adversely impact our business and operating results. We do not have contracts with our sole source suppliers (other than a Quality Assurance Agreement and Secrecy Agreement with CeramTec, which only relate to quality and confidentiality obligations of the parties and do not govern the purchase and receipt of CeramTec products) and instead rely on purchase orders. As a result, those suppliers may elect not to supply us with product or to supply us with less product than we need and we will have limited rights to cause them to do otherwise. In addition, some of our products, which we acquire from third parties, are highly technical and are required to meet exacting specifications, and any quality control problems that we experience with respect to the products supplied by third parties could adversely and materially affect our reputation or commercialization of our products and adversely and materially affect our business, operating results and prospects. Furthermore, some of these suppliers are smaller companies. To the extent that any of these suppliers are, or become, undercapitalized and do not otherwise have sufficient resources to continue operations or to supply us sufficient product without additional access to capital, we do not believe that any such failure would result in a material adverse effect on our business, particularly because these suppliers do not, individually or in the aggregate, represent a material portion of our business. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA, the competent authorities or notified bodies of the Member States of the EEA, or foreign regulatory authorities and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. Furthermore, since many of these suppliers are located outside of the United States, we are subject to foreign export laws and U.S. import and customs regulations, which complicate and could delay shipments of components to us. For example, all foreign importers of medical devices are required to meet applicable FDA requirements, including registration of establishment, listing of devices, manufacturing in accordance with the quality system regulation, medical device reporting of adverse events, and Premarket Notification 510(k) clearance or PMA, if applicable. In addition, all imported medical devices must also meet Bureau of Customs and Border Protection requirements. While it is our policy to maintain sufficient inventory of materials and components so that our production will not be significantly disrupted even if a particular component or material is not available for a period of time, we remain at risk that we will not be able to qualify new components or materials quickly enough to prevent a disruption if one or more of our suppliers ceases production of important components or materials.

Sales volumes may fluctuate depending on the season and our operating results may fluctuate over the course of the year.

              Our business is seasonal in nature. Historically, demand for our products has been the lowest in our third quarter as a result of the European holiday schedule during the summer months. We have experienced and expect to continue to experience meaningful variability in our revenue and gross profit among quarters, as well as within each quarter, as a result of a number of factors, including, among other things:

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  the number and mix of products sold in the quarter;

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  the demand for, and pricing of, our products and the products of our competitors;

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  the timing of or failure to obtain regulatory clearances or approvals for products;

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  costs, benefits and timing of new product introductions;

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  increased competition;

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  the timing and extent of promotional pricing or volume discounts;

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  the availability and cost of components and materials;

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  the number of selling days;

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  fluctuations in foreign currency exchange rates; and

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  impairment and other special charges.

If product liability lawsuits are brought against us, our business may be harmed.

              The manufacture and sale of orthopaedic medical devices exposes us to significant risk of product liability claims. In the past, we have had a small number of product liability claims relating to our products, none of which either individually, or in the aggregate, have resulted in a material negative impact on our business. In the future, we may be subject to additional product liability claims, some of which may have a negative impact on our business. Such claims could divert our management from pursuing our business strategy and may be costly to defend. Regardless of the merit or eventual outcome, product liability claims may result in:

  •
  decreased demand for our products;

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  injury to our reputation;

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  significant litigation costs;

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  substantial monetary awards to or costly settlements with patients;

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  product recalls;

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  loss of revenue; and

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  the inability to commercialize new products or product candidates.

              Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers.

              In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely affect or eliminate the prospects for commercialization or sales of a product or product candidate which is the subject of any such claim.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors.

              We rely on patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These legal means, however, afford only limited protection and may not adequately protect our rights. The patents we own may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage, and competitors may be able to design around our patents or develop products that provide outcomes that are similar to ours. In addition, we cannot be certain that any of our pending patent applications will be issued. The United States Patent and Trademark Office, or USPTO, may deny or require a significant narrowing of the claims in our pending patent applications and the patents issuing from such applications. Any patents issuing from the pending patent applications may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the USPTO and the proceedings can be time-consuming, which may cause significant diversion of effort by our technical and management personnel. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, the laws of some of the countries in which our products are or may be sold may not protect our intellectual property to the same extent as U.S. laws or at all. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

              In the event a competitor infringes upon our patent or other intellectual property rights, enforcing those rights may be costly, difficult and time-consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time-consuming and could divert our management's attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents or other intellectual property rights against a challenge. If we are unsuccessful in enforcing and protecting our intellectual property rights and protecting our products, it could harm our business and results of operations.

              We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. However, our trademark applications may not be approved. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks.

              In addition, we hold licenses from third parties that are necessary to the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

              In addition to patents, we seek to protect our trade secrets, know-how and other unpatented technology, in part, with confidentiality agreements with our vendors, employees, consultants and others who may have access to proprietary information. We cannot be certain, however, that these agreements will not be breached, adequate remedies for any breach would be available or our trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or be independently developed by our competitors.

If we are subject to any future intellectual property lawsuits, a court could require us to pay significant damages or prevent us from selling our products.

              The orthopaedic medical device industry is litigious with respect to patents and other intellectual property rights. Companies in the orthopaedic medical device industry have used intellectual property litigation to gain a competitive advantage. In the future, we may become a party to lawsuits involving patents or other intellectual property. A legal proceeding, regardless of outcome, could drain our financial resources and divert the time and effort of our management. A patent infringement suit or other infringement or misappropriation claim brought against us or any of our licensees may force us or any of our licensees to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party's intellectual property, unless that party grants us or any licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we or our licensees were able to obtain rights to the third party's intellectual property, these rights may be nonexclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

              In any infringement lawsuit, a third party could seek to enjoin, or prevent, us from commercializing our existing or future products, or may seek damages from us, and any such lawsuit would likely be expensive for us to defend against. If we lose one of these proceedings, a court or a similar foreign governing body could require us to pay significant damages to third parties, seek licenses from third parties, pay ongoing royalties, redesign our products so that they do not infringe or prevent us from manufacturing, using or selling our products. In addition to being costly, protracted litigation to defend or prosecute our intellectual property rights could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

              We have received, and we may receive in the future, notifications of potential conflicts of existing patents, pending patent applications and challenges to the validity of existing patents. For example, we corresponded with DePuy in 2006 regarding a possible license granted by DePuy to us under a French patent in connection with one of our shoulder products. We did not come to any agreement with DePuy and last corresponded on this matter in early 2007. We were contacted by an individual in June 2010 regarding his French patent and his request that we explain our position regarding this patent with respect to our hip product Meije Duo. We analyzed the patent and our product and responded to the individual stating our belief the product falls outside the scope of his patent. The individual has not responded. We have searched and found that the individual has no corresponding patent outside of France. We do not believe that either notification will have a material adverse effect on our future business. In addition, we may, in the future, become aware of patent applications and issued patents that relate to our products or the surgical applications using our products and, in some cases, we may discuss with outside counsel the relevance of such issued patents to our products.

Our inability to maintain adequate working relationships with external research and development consultants and surgeons could have a negative impact on our ability to market and sell new products.

              We maintain professional working relationships with external research and development consultants and leading surgeons and medical personnel in hospitals and universities who assist in product research and development. We continue to emphasize the development of proprietary products and product improvements to complement and expand our existing product lines. If we are unable to maintain these relationships, our ability to market and sell new and improved products could decrease, and future operating results could be unfavorably affected.

We incur significant expenditures of resources to maintain relatively high levels of inventory, which can reduce our cash flows.

              As a result of the need to maintain substantial levels of inventory, we are subject to the risk of inventory obsolescence. The nature of our business requires us to maintain a substantial level of inventory. For example, our total consolidated inventory balances were $60.0 million, $68.6 million and $79.5 million at December 28, 2008, December 27, 2009, and October 3, 2010, respectively. In order to market effectively we often must maintain and bring our customers instrument kits, back-up products and products of different sizes. In the event that a substantial portion of our inventory becomes obsolete, it could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

Recent acquisitions and efforts to acquire and integrate other companies or product lines could adversely affect our operations and financial results.

              We may pursue acquisitions of other companies or product lines. A successful acquisition depends on our ability to identify, negotiate, complete and integrate such acquisition and to obtain any necessary financing. With respect to future acquisitions, we may experience:

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  difficulties in integrating any acquired companies, personnel and products into our existing business;

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  delays in realizing the benefits of the acquired company or products;

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  diversion of our management's time and attention from other business concerns;

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  challenges due to limited or no direct prior experience in new markets or countries we may enter;

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  higher costs of integration than we anticipated; or

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  difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions.

              In addition, any future acquisitions could materially impair our operating results by causing us to incur debt or requiring us to amortize acquired assets.

If we cannot retain our key personnel, we will not be able to manage and operate successfully, and we may not be able to meet our strategic objectives.

              Our success depends, in part, upon key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, governmental entities and other organizations. There is no guarantee that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Loss of key personnel or the inability to hire or retain qualified personnel in the future could have a material adverse effect on our ability to operate successfully. Further, any inability on our part to enforce non-compete arrangements related to key personnel who have left the business could have a material adverse effect on our business.

Fluctuations in insurance cost and availability could adversely affect our profitability or our risk management profile.

              We hold a number of insurance policies, including product liability insurance, directors' and officers' liability insurance, property insurance and workers' compensation insurance. If the costs of maintaining adequate insurance coverage should increase significantly in the future, our operating results could be materially adversely affected. Likewise, if any of our current insurance coverage should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers.

If a natural or man-made disaster, including as a result of climate change or weather, strikes our manufacturing facilities or distribution channels, we could be unable to manufacture or distribute our products for a substantial amount of time and our sales could decline.

              We principally rely on five manufacturing facilities, three of which are in France and two of which are in Ireland. The facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. For example, the machinery associated with our manufacturing of pyrocarbon in one of our French facilities is highly specialized and would take substantial lead-time and resources to replace. We also maintain warehouses in Stafford, Texas and Montbonnot, France, containing large amounts of our inventory. Our facilities, warehouses or distribution channels may be affected by natural or man-made disasters. Further, such may be exacerbated by climate change, as some scientists have concluded that climate change could result in the increased severity of and perhaps more frequent occurrence of extreme weather patterns. For example, in the event of a hurricane in Stafford, Texas, we may lose substantial amounts of inventory that would be difficult to replace. In the event our facilities, warehouses or distribution channels are affected by a disaster, we would be forced to rely on, among others, third-party manufacturers and alternative warehouse space and distribution channels, which may or may not be available, and our sales could decline. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms or at all.

Recent turmoil in the credit markets and the financial services industry may negatively affect our business.

              Recently, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from U.S. and foreign governments. While the ultimate outcome of these events cannot be predicted, they may have an adverse effect on our customers' ability to borrow money from their existing lenders or to obtain credit from other sources to purchase our products. In addition, the recent economic crises could also adversely affect our suppliers' ability to provide us with materials and components, either of which may negatively impact our business.

We may need substantial additional funding beyond the proceeds of this offering and may be unable to raise capital when needed, which would force us to delay, reduce, eliminate or abandon our commercialization efforts or product development programs.

              There is no guarantee that our anticipated cash flow from operations will be sufficient to meet all of our cash requirements. We intend to continue to make investments to support our business growth and may require additional funds to:

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  expand the commercialization of our products;

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  fund our operations and clinical trials;

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  continue our research and development;

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  defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

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  commercialize our new products, if any such products receive regulatory clearance or approval for commercial sale; and

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  acquire companies and in-license products or intellectual property.

              We believe that the net proceeds from this offering, together with our existing cash and cash equivalent balances and cash receipts generated from sales of our products, will be sufficient to meet our anticipated cash requirements for the foreseeable future. However, our future funding requirements will depend on many factors, including:

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  market acceptance of our products;

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  the scope, rate of progress and cost of our clinical trials;

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  the cost of our research and development activities;

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  the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

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  the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

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  the cost and timing of additional regulatory clearances or approvals;

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  the cost and timing of expanding our sales, marketing and distribution capabilities;

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  the effect of competing technological and market developments; and

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  the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

              If we raise additional funds by issuing equity securities, our shareholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations.

Our operating results could be negatively impacted by future changes in the allocation of income to each of the entities through which we operate and to each of the income tax jurisdictions in which we operate.

              We operate through multiple entities and in multiple income tax jurisdictions with different income tax rates both inside and outside the United States. Accordingly, our management must determine the appropriate allocation of income to each such entity and each of these jurisdictions. Income tax audits associated with the allocation of this income and other complex issues, including inventory transfer pricing and cost sharing and product royalty arrangements, may require an extended period of time to resolve and may result in income tax adjustments if changes to the income allocation are required. Since income tax adjustments in certain jurisdictions can be significant, our future operating results could be negatively impacted by settlement of these matters.

Future changes in technology or market conditions could result in adjustments to our recorded asset balance for intangible assets, including goodwill, resulting in additional charges that could significantly impact our operating results.

              Our balance sheet includes significant intangible assets, including goodwill and other acquired intangible assets. The determination of related estimated useful lives and whether these assets are impaired involves significant judgments. Our ability to accurately predict future cash flows related to these intangible assets may be adversely affected by unforeseen and uncontrollable events. In the highly competitive medical device industry, new technologies could impair the value of our intangible assets if they create market conditions that adversely affect the competitiveness of our products. We test our goodwill for impairment in the fourth quarter of each year, but we also test goodwill and other intangible assets for impairment at any time when there is a change in circumstances that indicates that the carrying value of these assets may be impaired. Any future determination that these assets are carried at greater than their fair value could result in substantial non-cash impairment charges, which could significantly impact our reported operating results.

Our outstanding debt agreements contain restrictive covenants that may limit our operating flexibility.

              The agreements relating to our outstanding debt contain some financial covenants limiting our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. We therefore may not be able to engage in any of the foregoing transactions until our current debt obligations are paid in full or we obtain the consent of the lenders. There is no guarantee that we will be able to generate sufficient cash flow or revenue to meet the financial covenants or pay the principal and interest on our debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt.

If reimbursement from third-party payors for our products becomes inadequate, surgeons and patients may be reluctant to use our products and our sales may decline.

              In the United States, healthcare providers who purchase our products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to pay for all or a portion of the cost of joint reconstructive procedures and products utilized in those procedures. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement. Our sales depend largely on governmental healthcare programs and private health insurers reimbursing patients' medical expenses. To contain costs of new technologies, third-party payors are increasingly scrutinizing new treatment modalities by requiring extensive evidence of clinical outcomes and cost effectiveness. Currently, we are aware of several private insurers who have issued policies that classify procedures using our Salto Talaris Prosthesis and Conical Subtalar Implants implants as experimental or investigational and denied coverage and reimbursement for such procedures. Surgeons, hospitals and other healthcare providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. If we are not successful in reversing existing non-coverage policies or other private insurers issue similar policies, this could have a material adverse effect on our business and operations.

              In addition, some healthcare providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive healthcare for a fixed cost per person. Healthcare providers may attempt to control costs by authorizing fewer elective surgical procedures, including joint reconstructive surgeries, or by requiring the use of the least expensive implant available. Additionally, there is a significant likelihood of reform of the U.S. healthcare system, and changes in reimbursement policies or healthcare cost containment initiatives that limit or restrict reimbursement for our products may cause our revenue to decline.

              If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline. Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for orthopaedic medical devices and procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods.

Continuing weakness in the global economy is likely to adversely affect our business until an economic recovery is underway.

              Many of our products are used in procedures covered by private insurance, and some of these procedures may be considered elective. We believe the current global economic crisis is likely to reduce the availability or affordability of private insurance or may affect patient decisions to undergo elective procedures. If current economic conditions continue or worsen, we expect that increasing levels of unemployment and pressures to contain healthcare costs could adversely affect the global growth rate of procedure volume, which could have a material adverse effect on our sales and results of operations.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some medical device companies from certain of our markets, which could have an adverse effect on our business, financial condition or results of operations.

              Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power, including hospitals. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain medical device companies from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for some of our customers. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

              We depend on our information technology systems for the efficient functioning of our business, including accounting, data storage, purchasing and inventory management. Currently, we have a non-interconnected information technology system; however, we have undertaken the implementation of an upgrade of our systems. We expect that this upgrade will take two to three years to implement; however, when complete it should enable management to better and more efficiently conduct our operations and gather, analyze, and assess information across all of our business and geographic locations. We may experience difficulties in implementing this upgrade in our business operations, or difficulties in operating our business under this upgrade, either of which could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain, and otherwise adequately service our customers. In the event we experience significant disruptions as a result of the current implementation in our information technology system, we may not be able to fix our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our results of operations and cash flows.

Risks Related to Regulatory Environment

The sale of our products is subject to regulatory clearances or approvals and our business is subject to extensive regulatory requirements. If we fail to maintain regulatory approvals and clearances, or are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

              Our medical device products and operations are subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities, such as those of the European Union and the competent authorities of the Member States of the EEA. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

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  design, development and manufacturing;

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  testing, labeling, packaging, content and language of instructions for use, and storage;

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  clinical trials;

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  product safety;

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  marketing, sales and distribution;

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  premarket clearance and approval;

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  recordkeeping procedures;

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  advertising and promotion;

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  recalls and field corrective actions;

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  post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and

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  product import and export.

              Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either premarket clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that the proposed device is

"substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device for its intended use based, in part, on extensive data including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). Both the 510(k) and PMA processes can be expensive and lengthy and entail significant user fees, unless exempt. The FDA's 510(k) clearance process usually takes from three to 12 months, but may take longer. The PMA pathway is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to five years, or even longer, from the time the application is filed with the FDA until an approval is obtained. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

              Most of our currently commercialized products have received premarket clearance under Section 510(k) of the FDCA. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process. Although we do not currently market any devices under PMA, we cannot assure you that the FDA will not demand that we obtain a PMA prior to marketing or that we will be able to obtain the 510(k) clearances with respect to future products.

              The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

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  we may not be able to demonstrate to the FDA's satisfaction that our products are safe and effective for their intended users;

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  the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

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  the manufacturing process or facilities we use may not meet applicable requirements; and

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  changes in FDA clearance or approval policies or the adoption of new regulations may require additional data.

              Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability. Additionally, the FDA and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could lead governmental authorities or a court to take action against us, including:

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  issuing untitled letters or public warning letters to us;

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  imposing fines and penalties on us;

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  obtaining an injunction preventing us from manufacturing or selling our products;

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  bringing civil or criminal charges against us;

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  delaying the introduction of our products into the market;

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  delaying pending requests for clearance or approval of new uses or modifications to our existing products;

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  recalling, detaining or seizing our products; or

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  withdrawing or denying approvals or clearances for our products.

              If we fail to obtain and maintain regulatory approvals or clearances, our ability to sell our products and generate revenues will be materially harmed.

Outside of the United States, our medical devices must comply with the laws and regulations of the foreign countries in which they are marketed, and compliance may be costly and time-consuming.

              To market and sell our products in other countries, we must seek and obtain regulatory approvals, certifications or registrations and comply with the laws and regulations of those countries. These laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. Obtaining and maintaining foreign regulatory approvals, certifications or registrations are expensive, and we cannot be certain that we will receive regulatory approvals, certifications or registrations in any foreign country in which we plan to market our products. If we fail to obtain or maintain regulatory approvals, certifications or registrations in any foreign country in which we plan to market our products, our ability to generate revenue will be harmed.

              In particular, in the EEA, which is composed of the 27 Member States of the EU plus Liechtenstein, Norway and Iceland, our medical devices must comply with the essential requirements of the EU Medical Devices Directives (Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended, and Council Directive 90/385/EEC of 20 June 2009 relating to active implantable medical devices, as amended). Compliance with these requirements entitles us to affix the CE conformity mark to our medical devices, without which they cannot be marketed in the EEA.

              Further, the advertising and promotion of our products is subject to EEA Member States laws implementing Directive 93/42/EEC concerning Medical Devices, or the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Modifications to our marketed products may require new 510(k) clearances or PMAs, or may require us to cease marketing or recall the modified products until clearances are obtained.

              Any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, technology, materials, packaging and certain manufacturing processes, may require a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) clearance or PMA in the first instance, but the FDA may review the manufacturer's decision. The FDA may not agree with a manufacturer's decision regarding whether a new clearance or approval is necessary for a modification, and may retroactively require the manufacturer to submit a premarket notification requesting 510(k) clearance or an application for PMA. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. No assurance can be given that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA. If the FDA requires us to cease marketing and recall the modified device until we obtain a new 510(k) clearance or PMA, our business, financial condition, results of operations and future growth prospects could be materially adversely affected.

Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

Healthcare policy changes, including the recently enacted legislation to reform the U.S. healthcare system, may have a material adverse effect on us.

              In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, which substantially changes the way health care is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services, and significantly impacts the medical device industry. The PPACA includes, among other things, the following measures:

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    an excise tax on any entity that manufactures or imports medical devices offered for sale in the United States;

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    a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

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    new reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to prescribers and other healthcare providers, effective March 30, 2013;

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    payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013;

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    an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate; and

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    a new licensure framework for follow-on biologic products.

These provisions could meaningfully change the way healthcare is delivered and financed, and may materially impact numerous aspects of our business.

              In the future there may continue to be additional proposals relating to the reform of the U.S. healthcare system. Certain of these proposals could limit the prices we are able to charge for our products, or the amounts of reimbursement available for our products, and could limit the acceptance and availability of our products. The adoption of some or all of these proposals could have a material adverse effect on our financial position and results of operations.

              Additionally, initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in markets where we do business. We could experience a negative impact on our operating results due to increased pricing pressure in the United States and certain other markets. Governments, hospitals and other third-party payors could reduce the amount of approved reimbursements for our products. Reductions in reimbursement levels or coverage or other cost-containment measures could unfavorably affect our future operating results.

Our financial performance may be adversely affected by medical device tax provisions in the health care reform laws.

              The PPACA imposes a deductible excise tax equal to 2.3% of the price of a medical device on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, beginning in 2013. Under these provisions, the total cost to the medical device industry is estimated to be approximately $20 billion over 10 years. These taxes would result in a significant increase in the tax burden on our industry, which could have a material, negative impact on our results of operations and our cash flows.

The use, misuse or off-label use of our products may harm our image in the marketplace or result in injuries that lead to product liability suits, which could be costly to our business or result in FDA sanctions if we are deemed to have engaged in such promotion.

              Our currently marketed products have been cleared by the FDA's 510(k) clearance process for use under specific circumstances. Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition on the promotion of a medical device for a use that has not been cleared or approved by the FDA. Use of a device outside of its cleared or approved indication is known as "off-label" use. We cannot, however, prevent a surgeon from using our products or procedure for off-label use, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an uncleared or unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. Although we train our sales force not to promote our products for off-label uses, and our instructions for use in all markets specify that our products are not intended for use outside of those indications cleared for use, the FDA or another regulatory agency could conclude that we have engaged in off-label promotion.

              In addition, there may be increased risk of injury if surgeons attempt to use our products off-label. Furthermore, the use of our products for indications other than those indications for which our products have been cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among surgeons and patients. Surgeons may also misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us. Any of these events could harm our business and results of operations.

If our marketed medical devices are defective or otherwise pose safety risks, the FDA and similar foreign governmental authorities could require their recall, or we may initiate a recall of our products voluntarily.

              The FDA and similar foreign governmental authorities may require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, on their own initiative, recall a product if any material deficiency in a device is found. In the past we have initiated voluntary product recalls. For example, in 2008, we recalled a small number of medical devices due to a mislabeled product. We requested FDA closure of the recall in January 2010. A government-mandated or voluntary recall by us or one of our sales agencies could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. Any recall could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

              In the EEA we must comply with the EU Medical Device Vigilance System, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents must be reported to the competent authorities of the Member States of the EEA. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. Incidents are evaluated by the EEA competent authorities to whom they have been reported, and where appropriate, information is disseminated between them in the form of National Competent Authority Reports, or NCARs. The Medical Device Vigilance System is further intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Actions, or FSCAs across the Member States of the EEA where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

If our products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

              Under the FDA medical device reporting regulations, or MDR, we are required to report to the FDA any incident in which our product has or may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. If we fail to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against us. Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Our manufacturing operations require us to comply with the FDA's and other governmental authorities' laws and regulations regarding the manufacture and production of medical devices, which is costly and could subject us to enforcement action.

              We and certain of our third-party manufacturers are required to comply with the FDA's Quality System Regulation, or QSR, which covers the methods of documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and certain of our suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process for our products marketed outside of the United States. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

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    untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

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    customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

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    operating restrictions or partial suspension or total shutdown of production;

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    refusing or delaying our requests for 510(k) clearance or PMA of new products or modified products;

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    withdrawing 510(k) clearances or PMAs that have already been granted;

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    refusal to grant export approval for our products; or

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    criminal prosecution.

              Any of these actions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

We are subject to substantial post-market government regulation that could have a material adverse effect on our business.

              The production and marketing of our products are subject to extensive regulation and review by the FDA and numerous other governmental authorities both in the United States and abroad. For example, in addition to other state regulatory requirements, Massachusetts, California and Arizona require compliance with the standards in industry codes such as the Code of Ethics on Interactions with Health Care Professionals issued by the Advanced Medical Technology Association (commonly known as AdvaMed), the Code on Interactions with Healthcare Professionals issued by MEDEC, the national association of Canada's medical technology companies, and international equivalents. The failure by us or one of our suppliers to comply with applicable regulatory requirements could result in, among other things, the FDA or other governmental authorities:

    •
    imposing fines and penalties on us;

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    preventing us from manufacturing or selling our products;

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    delaying the introduction of our new products into the market;

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    recalling or seizing our products;

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    withdrawing, delaying or denying approvals or clearances for our products;

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    issuing warning letters or untitled letters;

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    imposing operating restrictions;

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    imposing injunctions; and

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    commencing criminal prosecutions.

              Failure to comply with applicable regulatory requirements could also result in civil actions against us and other unanticipated expenditures. If any of these actions were to occur it would harm our reputation and cause our product sales to suffer and may prevent us from generating revenue.

The results of our clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

              Our ongoing research and development, pre-clinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. We are currently conducting post-market clinical studies of some or our products to gather additional information about these products' safety, efficacy or optimal use. In the future we may conduct clinical trials to support approval of new products. Clinical trials must be conducted in compliance with FDA regulations or the FDA may take enforcement action. The data collected from these clinical trials may ultimately be used to support market clearance for these products. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA or foreign authorities will agree with our conclusions regarding them. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate's profile.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for or commercialize our products.

              We often must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

              From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

We may be subject to or otherwise affected by federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws.

              Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payors for our products or the procedures in which our products are used, healthcare regulation by federal and state governments could significantly impact our business. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

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  the federal Anti-Kickback Law, which constrains our marketing practices and those of our independent sales agencies, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration, intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs;

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  the federal False Claims Act, the federal Civil Monetary Penalties Law, the Physician Self-Referral Law and other laws which prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent or relate to a prohibited referral;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

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  state laws analogous to each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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  state laws that require medical device manufacturers to adopt marketing codes of conduct and constrain their relationships with physicians and other referral sources, and federal and state laws that mandate reporting of financial relationships between manufacturers and referral sources.

              If our past or present operations, or those of our independent sales agencies, are found to be in violation of any of such laws or any other governmental regulations that may apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from federal healthcare programs and the curtailment or restructuring of our operations. Similarly, if the healthcare providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Further, the recently enacted Patient Protection and Affordable Care Act, or PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

              The PPACA also includes a number of provisions that impact medical device manufacturers, including new reporting and disclosure requirements on device and drug manufacturers for any

"transfer of value" made or distributed to prescribers and other healthcare providers, effective March 30, 2013. Such information will be made publicly available in a searchable format beginning September 30, 2013. In addition, device and drug manufacturers will also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for "knowing failures"), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. The PPACA also imposes excise taxes on medical device manufacturers, permits the use of comparative effectiveness research to make Medicare coverage determinations in certain circumstances, creates an Independent Medicare Advisory Board charged with recommending ways to reduce the rate of Medicare spending and changes payment methodologies under the Medicare and Medicaid programs. All of these changes could adversely affect our business and financial results.

              Governments and regulatory authorities have increased their enforcement of health care fraud and abuse laws in recent years. For example, in 2007 five competitors in the orthopaedics industry settled a Department of Justice investigation into the financial relationships and consulting agreements between the companies and surgeons. The companies agreed to new corporate compliance procedures and federal monitoring. At issue were financial inducements designed to encourage physicians to use the payor company's products exclusively and the failure of physicians to disclose these relationships to hospitals and patients. Individual states may also be investigating the relationship between healthcare providers and companies in the orthopaedics industry. Many states have their own regulations governing the relationship between companies and health care providers. While we have not been the target of any investigations, we cannot guarantee that we will not be investigated in the future. If investigated we cannot assure that the costs of defending or resolving those investigations or proceedings would not have a material adverse effect on our financial condition, results of operations and cash flows.

Failure to obtain and maintain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

              We currently market, and intend to continue to market, our products internationally. Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA clearance or approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval in addition to other risks. For example, in order to market our products in the Member States of the EEA, our devices are required to comply with the essential requirements of the EU Medical Devices Directives (Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended, and Council Directive 90/385/EEC of 20 June 2009 relating to active implantable medical devices, as amended). Compliance with these requirements entitles us to affix the CE conformity mark to our medical devices, without which they cannot be commercialized in the EEA. In order to demonstrate compliance with the essential requirements and obtain the right to affix the CE conformity mark we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directives, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EEA to conduct conformity assessments. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of our devices before issuing a certification demonstrating compliance with the essential requirements. Based on this certification we can draw up an EC Declaration of Conformity, which allows us to affix the CE mark to our products.

              We may not obtain foreign regulatory approvals or certifications on a timely basis, if at all. Clearance or approval by the FDA does not ensure approval or certification by regulatory authorities or Notified Bodies in other countries, and approval or certification by one foreign regulatory authority or Notified Body does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may be required to perform additional pre-clinical or clinical studies even if FDA clearance or approval, or the right to bear the CE mark, has been obtained. If we fail to receive necessary approvals to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, financial condition and results of operations could be adversely affected.

Our existing xenograft-based orthobiologics business is and any future orthobiologics products we pursue would be subject to emerging governmental regulations that could materially affect our business.

              Some of our products are xenograft, or animal-based, tissue products. Our principal xenograft-based orthobiologics offering is Conexa reconstructive tissue matrix. All of our current xenograft tissue-based products are regulated as medical devices and are subject to the FDA's medical device regulations.

              While we do not currently offer any products based on human tissue, in the future we may offer orthobiologics products based on human tissue. The FDA has statutory authority to regulate human cells, tissues and cellular and tissue-based products, or HCT/Ps. An HCT/P is a product containing or consisting of human cells or tissue intended for transplantation into a human patient, including allograft-based products. The FDA, EU and Health Canada have been working to establish more comprehensive regulatory frameworks for allograft-based, tissue-containing products, which are principally derived from cadaveric tissue.

              Section 361 of the Public Health Service Act, or PHSA, authorizes the FDA to issue regulations to prevent the introduction, transmission or spread of communicable disease. HCT/Ps regulated as 361 HCT/Ps are subject to requirements relating to: registering facilities and listing products with the FDA; screening and testing for tissue donor eligibility; Good Tissue Practice, or GTP, when processing, storing, labeling and distributing HCT/Ps, including required labeling information; stringent recordkeeping; and adverse event reporting. The FDA has also proposed extensive additional requirements that address sub-contracted tissue services, tracking to the recipient/patient, and donor records review. If a tissue-based product is considered human tissue, the FDA requirements focus on preventing the introduction, transmission and spread of communicable diseases to recipients. A product regulated solely as a 361 HCT/P is not required to undergo premarket clearance or approval.

              The FDA may inspect facilities engaged in manufacturing 361 HCT/Ps and may issue untitled letters, warning letters, or otherwise authorize orders of retention, recall, destruction and cessation of manufacturing if the FDA has reasonable grounds to believe that an HCT/P or the facilities where it is manufactured are in violation of applicable regulations. There are also requirements relating to the import of HCT/Ps that allow the FDA to make a decision as to the HCT/Ps' admissibility into the United States.

              An HCT/P is eligible for regulation solely as a 361 HCT/P if it is: minimally manipulated; intended for homologous use as determined by labeling, advertising or other indications of the manufacturer's objective intent for a homologous use; the manufacture does not involve combination with another article, except for water, crystalloids or a sterilizing, preserving, or storage agent (not raising new clinical safety concerns for the HCT/P); and it does not have a systemic effect and is not dependent upon the metabolic activity of living cells for its primary function or, if it has such an effect, it is intended for autologous use or allogeneic use in close relatives or for reproductive use. If any of these requirements are not met, then the HCT/P is also subject to applicable biologic, device, or drug regulation under the FDCA or the PHSA. These biologic, device or drug HCT/Ps must comply both with the requirements exclusively applicable to 361 HCT/Ps and, in addition, with requirements applicable to biologics under the PHS Act, or devices or drugs under the FDCA, including premarket licensure, clearance or approval.

              Title VII of the PPACA, the Biologics Price Competition and Innovation Act of 2009, or BPCIA, creates a new licensure framework for follow-on biologic products, which could ultimately subject our orthobiologics business to competition to so-called "biosimilars." Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a referenced, branded biologic product. Previously, there had been no licensure pathway for such a follow-on product. While we do not anticipate that the FDA will license a follow-on biologic for several years, given the need to generate data sufficient to demonstrate "biosimilarity" to or "interchangeability" with the branded biologic according to criteria set forth in the BPCIA, as well as the need for the FDA to implement the BPCIA's provisions with respect to particular classes of biologic products, we cannot guarantee that our orthobiologics will not eventually become subject to direct competition by a licensed "biosimilar."

              Procurement of certain human organs and tissue for transplantation, including allograft tissue we may use in future products, is subject to federal regulation under the National Organ Transplant Act, or NOTA. NOTA prohibits the acquisition, receipt, or other transfer of certain human organs, including bone and other human tissue, for valuable consideration within the meaning of NOTA. NOTA permits the payment of reasonable expenses associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human organs. For any future products implicating NOTA's requirements, we would reimburse tissue banks for their expenses associated with the recovery, storage and transportation of donated human tissue that they would provide to us for processing. NOTA payment allowances may be interpreted to limit the amount of costs and expenses that we may recover in our pricing for our products, thereby negatively impacting our future revenue and profitability. If we were to be found to have violated NOTA's prohibition on the sale or transfer of human tissue for valuable consideration, we would potentially be subject to criminal enforcement sanctions, which could materially and adversely affect our results of operations. Further, in the future, if NOTA is amended or reinterpreted, we may not be able to pass these expenses on to our customers and, as a result, our business could be adversely affected.

Our operations involve the use of hazardous materials, and we must comply with environmental health and safety laws and regulations, which can be expensive and may affect our business and operating results.

              We are subject to a variety of laws and regulations of the countries in which we operate and distribute products, such as the European Union, or EU, France, Ireland, other European nations and the United States, relating to the use, registration, handling, storage, disposal, recycling and human exposure to hazardous materials. Liability under environmental laws can be joint and several and without regard to comparative fault, and environmental, health and safety laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business. In the EU, where our manufacturing facilities are located, we and our suppliers are subject to EU environmental requirements such as the Registration, Evaluation, Authorisation and Restriction of Chemicals, or REACH, regulation. In addition, we are subject to the environmental, health and safety requirements of individual European countries in which we operate such as France and Ireland. For example, in France, requirements known as the Installations Classées pour la Protection de l'Environnement regime provide for specific environmental standards related to industrial operations such as noise, water treatment, air quality and energy consumption. In Ireland, our manufacturing facilities are likewise subject to local environmental regulations, such as related to water pollution and water quality, that are administered by the Environmental Protection Agency. We believe that we are in material compliance with all applicable environmental, health and safety requirements in the countries in which we operate and do not have reason to believe that we are responsible for any cleanup liabilities. In addition, certain hazardous materials are present at some of our facilities, such as asbestos, that we believe are managed in compliance with all applicable laws. We are also subject to greenhouse gas regulations in the EU and elsewhere and we believe that we are in compliance based on present emissions levels at our facilities. Although we believe that our activities conform in all material respects with applicable environmental, health and safety laws, we cannot assure you that violations of such laws will not arise as a result of human error, accident, equipment failure, presently unknown conditions or other causes. The failure to comply with past, present or future laws, including potential laws relating to climate control initiatives, could result in the imposition of fines, third-party property damage and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations. In particular, in relation to our manufacturing facility located in Saint-Ismier, France, we do not have a formal agreement and/or authorization to discharge wastewater to the local community wastewater treatment system, which could notably lead to fines, civil liability, and/or reduced throughput. As has been standard practice for business operations in the area, we believe that we obtained authorization from local authorities to connect to the wastewater discharge network at the time we first made our connection in 2003. Since 2006, when authority over such matters was assumed by an inter-community agency, the Syndicat Intercommunal de la Zone Verte (SIZOV), we have been seeking formal documentation of agreement and/or authorization from SIZOV. As with the other business operations in the area, we have not yet been able to obtain such formal agreement and/or authorization documentation because SIZOV was in the process of developing its wastewater discharge standards. These standards have now been completed and recent testing of our discharge wastewater indicates that we meet all applicable standards. We anticipate receiving formal authorization before the end of 2010. We also expect that our operations will be affected by other new environmental and health and safety laws, including laws relating to climate control initiatives, on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws, they could result in additional costs and may require us to change how we design, manufacture or distribute our products, which could have a material adverse effect on our business.

Risks Relating to Our Ordinary Shares and this Offering

An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

              We applied to list our ordinary shares on the NASDAQ Global Market. Prior to the completion of this offering, there has been no public market for our ordinary shares, and there is no guarantee that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our ordinary shares may experience a significant decrease in the value of their investment.

The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

              The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Europe that have listed their securities in the United States. A number of European companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these European companies'

securities after their offerings may affect the attitudes of investors toward European companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

              In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

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    variations in our revenue, earnings and cash flow;

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    announcements of new investments, acquisitions, strategic partnerships or joint ventures;

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    announcements of new services and expansions by us or our competitors;

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    changes in financial estimates by securities analysts;

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    additions or departures of key personnel;

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    release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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    potential litigation or regulatory investigations; and

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    fluctuations in market prices for our products.

              Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade. In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We have in the past and may in the future experience deficiencies, including material weaknesses, in our internal control over financial reporting. Our business and our share price may be adversely affected if we do not remediate these material weaknesses or if we have other weaknesses in our internal controls.

              Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. A material weakness, as defined in the standards established by the Public Company Accounting Oversight Board, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our financial statements for 2009, we identified a material weakness in our internal control over financial reporting relating to our audited financial statements for fiscal years 2007 and 2008. Specifically, in our case, management and our independent registered accounting firm have determined that internal controls over identifying, evaluating and documenting accounting analysis and conclusions over complex non-routine transactions, including related-party transactions, require strengthening. Although we implemented initiatives aimed at addressing this material weakness, these initiatives may not remediate the identified material weakness. Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Going forward, as a public company, absent an available exemption, we will be required to comply with Section 404 of the Sarbanes-Oxley Act by no later than December 31, 2011. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses. We cannot be certain as to when we will be able to implement the requirements of Section 404 of the Sarbanes-Oxley Act. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements, and the trading price of our ordinary shares may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our ordinary shares may decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

              The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

              Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 38,317,741 ordinary shares outstanding immediately after this offering, or 39,630,241 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full. In connection with this offering, we and our officers, directors and certain of our shareholders have agreed not to sell any ordinary shares for 180 days after the date of this prospectus without the prior written consent of the underwriters. Upon expiration of these agreements with our officers, directors and certain of our shareholders, there will be an additional 29,567,741 ordinary shares that may be sold on the public market without restriction. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc., or FINRA. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

              We are party to a registration rights agreement with certain of our shareholders and officers, including TMG Holdings Coöperatief U.A., or TMG, Vertical Fund I, L.P., or VFI, Vertical Fund II, L.P., or VFII, KCH Stockholm AB, or KCH, Phil Invest ApS and Douglas W. Kohrs, which requires us to register up to 27,590,201 of our ordinary shares held by these persons under the Securities Act, subject to certain restrictions and conditions described in "Description of Ordinary Shares—

Registration Rights". The market price of our ordinary shares could decline as a result of the registration of or the perception that registration may occur of a large number of our ordinary shares.

You will experience immediate and substantial dilution.

              The initial public offering price is substantially higher than the as adjusted net tangible book value of each outstanding ordinary share immediately after this offering. As a result, purchasers of our ordinary shares in this offering will suffer immediate and substantial dilution. Based on an assumed initial public offering price of $20.00 per ordinary share, the midpoint of the range set forth on the cover page of this prospectus, and our as adjusted net tangible book value as of October 3, 2010, the dilution will be $14.98 per share to new investors in this offering. If the underwriters sell additional shares following the exercise of their option to purchase additional shares or if option holders exercise outstanding options to purchase ordinary shares, further dilution could occur.

We are a Netherlands company, and it may be difficult for you to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

              We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by Dutch laws and our amended articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this prospectus are not residents of the United States, and certain of our directors and our executive officers and most of our assets and some of the assets of our directors are located outside the United States. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether Dutch courts would enforce certain civil liabilities under U.S. securities laws in original actions or enforce claims for punitive damages.

              Under our amended articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Dutch law.

Your rights as a holder of ordinary shares will be governed by Dutch law and will differ from the rights of shareholders under U.S. law.

              We are a public limited liability company incorporated under Dutch law. The rights of holders of ordinary shares are governed by Dutch law and our amended articles of association. These rights differ from the typical rights of shareholders in U.S. corporations. For example, Dutch law significantly limits the circumstances under which shareholders of Dutch companies may bring an action on behalf of a company.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

              We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. There is no guarantee that the net proceeds will be used in a manner that would improve our results of operations or increase the price of our ordinary shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We do not anticipate paying dividends on our ordinary shares.

              We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We will incur increased costs as a result of being a public company.

              Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Global Market, imposes various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

WP Bermuda and its affiliates, a significant shareholder, will control approximately 48% of our ordinary shares after this offering, and this concentration of ownership may have an effect on transactions that are otherwise favorable to our shareholders.

              Upon completion of this offering, WP Bermuda and its affiliates, or Warburg Pincus, will, in the aggregate, beneficially own approximately 48% of our outstanding ordinary shares, or approximately 47% if the underwriters exercise their overallotment option in full. These shareholders could have an effect on matters requiring our shareholders' approval, including the election of directors. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of these shareholders, regardless of the impact of this transaction on our other shareholders. In addition, our Securityholders' Agreement, as amended on August 27, 2010, gives TMG, an affiliate of Warburg Pincus, effective from and after the closing of this offering, the right to designate three of the eight directors to be nominated to our board of directors for so long as TMG beneficially owns at least 25% of the outstanding shares, two of the eight directors for so long as TMG beneficially owns at least 10% but less than 25% of the outstanding shares and one of the eight directors for so long as TMG beneficially owns at least 5% but less than 10% of the outstanding shares, and we have agreed to use our reasonable best efforts to cause the TMG designees to be elected. For more information regarding the Securityholders' Agreement please refer to the discussion under "Related Party Transactions."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

              This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

              You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

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  our growth strategies;

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  our future business development, results of operations and financial condition;

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  expected changes in our revenue and certain cost or expense items;

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  our ability to develop new products and attract customers;

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  our ability to protect our intellectual property rights;

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  our expectation regarding the use of proceeds from this offering; and

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  assumptions underlying or related to any of the foregoing.

              You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

              You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

              Unless otherwise indicated, information contained in this prospectus concerning the global orthopaedic medical device industry, the extremities sub-markets and geographic breakdown, and our and our competitors' market shares, is based on information from independent industry analysts and third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. Other than Millennium Research Group, none of the sources cited in this prospectus have consented to the inclusion of any data from their reports, nor have we sought their consent. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

 USE OF PROCEEDS

              We estimate that we will receive net proceeds from this offering of approximately $156.8 million after deducting underwriting discounts and the estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, we estimate that we will receive net proceeds of approximately $181.2 million. These estimates are based upon an assumed initial public offering price of $20.00 per share, the mid-point of the range shown on the front cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per ordinary share would increase or decrease, as applicable, the net proceeds of this offering by $8.1 million, assuming the number of ordinary shares sold by us remains the same, and after deducting underwriting discounts and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million ordinary shares in the number of ordinary shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $18.6 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

              We intend to use the net proceeds received by us from this offering:

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  to repay all of the existing indebtedness under our notes payable, including accrued interest thereon, payable of approximately €84.0 million as of October 3, 2010, or $115.2 million at the exchange rate at that date; and

  •
  for general corporate purposes.

              The notes payable we intend to repay are (i) the €37,000,000 promissory note due March 31, 2014, issued pursuant to a loan note instrument, dated April 3, 2009, between us and certain shareholders named therein; and (ii) the €34,500,000 promissory note due February 28, 2013, issued pursuant to a loan note instrument, dated February 29, 2008, between us and certain shareholders named therein. The notes carry a fixed interest rate of 8.0% per annum with interest payments accrued in kind semi-annually. The carrying amount of the notes at October 3, 2010 is $81.5 million, which consists of $115.2 million in principal and accrued interest, net of unamortized discount of $33.7 million. In connection with the repayment of our notes payable, we will recognize the remaining balance of unamortized discount and record a charge in the same amount to our statement of operations. The following table identifies our affiliates that hold notes and the amounts they own. We intend to repay these note amounts, plus any accrued interest thereon, with a portion of the proceeds from this offering:

Amounts held by our affiliates under the €37,000,000 promissory note due March 31, 2014:	Amounts held by our affiliates under the €34,500,000 promissory note due February 28, 2013:

Affiliate	Note amount	Affiliate	Note amount
Warburg Pincus (Bermuda) Private Equity IX, L.P.	€11,204,000	Warburg Pincus (Bermuda) Private Equity IX, L.P	€24,700,000
KCH Stockholm AB	€2,400,000	KCH Stockholm AB	€3,500,000
Amy and Richard F. Wallman	€260,000	Vertical Fund I, L.P.	€3,153,000
Douglas W. Kohrs	€258,000	Vertical Fund II, L.P.	€929,000
Ralph E. Barisano, Jr.	€45,000	Douglas W. Kohrs	€562,000
Stephan Epinette	€30,000	Diane Doty	€166,000
Diane Doty	€18,000	Ralph E. Barisano	€26,000
		Jamal D. Rushdy	€26,000
		James C. Harber	€19,000
		James E. Kwan	€7,000

              We may also use a portion of the net proceeds to acquire other businesses, products or technologies. Our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

 DIVIDEND POLICY

              We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

              Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

              The following table sets forth our total capitalization as of October 3, 2010:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the sale of 8,750,000 ordinary shares by us in this offering at an assumed initial public offering price of $20.00 per ordinary share, the mid-point of the range set forth on the front cover of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds as described in "Use of Proceeds."

              You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of October 3, 2010
	Actual	As adjusted
	(in thousands, except share data) (unaudited)
Long-term debt, including current maturities:
Notes payable(1)	$81,497	$—
Other long-term debt	52,351	52,351

Total debt	$133,848	$52,351

Shareholders' equity:
Ordinary shares, €0.03 par value, 100,000,000 shares authorized; 29,567,741 shares issued and outstanding, actual; 38,317,741 shares issued and outstanding, as adjusted(2)	$1,156	$1,516
Additional paid-in capital	435,839	592,306
Accumulated deficit(3)	(175,436)	(209,172)
Accumulated other comprehensive income	21,336	21,336

Total shareholders' equity	282,895	405,986

Total capitalization	$416,743	$458,337

(1)
Net proceeds received by us in this offering to be used, in part, to repay all of the existing indebtedness under our notes payable.

(2)
Share amounts and par value give effect to the 3-to-1 reverse stock split that will occur prior to the closing of this offering.

(3)
As adjusted amount reflects the recognition of the remaining balance of unamortized discount of $33.7 million on our notes payable as a charge to income, which will occur upon the repayment of the notes.

              Each $1.00 increase or decrease in the assumed initial public offering price of $20.00 per ordinary share, the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease each of the as adjusted additional paid-in-capital, total shareholders' equity and total capitalization by $8.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million ordinary shares in the number of ordinary shares offered by us would increase or decrease each of the as adjusted additional paid-in-capital, total shareholders' equity and total capitalization by $18.6 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

              The number of ordinary shares to be outstanding after this offering is based on 29,567,741 ordinary shares outstanding as of October 3, 2010, and excludes:

  •
  3,518,042 ordinary shares issuable upon exercise of outstanding options to purchase ordinary shares as of October 3, 2010, at a weighted average exercise price of $16.59 per ordinary share; and

  •
  1,430,120 ordinary shares reserved for future issuance under our stock option plan as of October 3, 2010.

DILUTION

              If you invest in our ordinary shares, your interest will be diluted immediately to the extent of the difference between the public offering price per ordinary share you will pay in this offering and the as adjusted net tangible book value per ordinary share immediately after this offering.

              Our net tangible book value as of October 3, 2010, was approximately $1.20 per ordinary share. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

              Without taking into account any other changes in such net tangible book value after October 3, 2010, our as adjusted net tangible book value at October 3, 2010, would have been $5.02 per ordinary share, after giving effect to the sale of 8,750,000 ordinary shares in this offering at an assumed initial public offering price of $20.00 per share, the mid-point of range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. This represents an immediate increase in as adjusted net tangible book value of $3.82 per ordinary share to existing shareholders and immediate dilution of $14.98 per ordinary share to new investors in this offering.

              The following table illustrates the dilution on a per ordinary share basis:

Assumed initial public offering price per ordinary share		$20.00

Net tangible book value per ordinary share	$1.20

Increase per ordinary share attributable to this offering	$3.82

As adjusted net tangible book value per ordinary share after this offering		$5.02

Dilution per ordinary share to new investors in the offering		$14.98

              A $1.00 increase or decrease in the assumed public offering price of $20.00 per ordinary share would increase or decrease our as adjusted net tangible book value by approximately $8.1 million, or $0.21 per ordinary share, and the as adjusted dilution per share to investors in this offering by approximately $0.21 per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million ordinary shares in the number of ordinary shares offered by us would increase or decrease our as adjusted net tangible book value by approximately $18.6 million, or $0.35 per ordinary share, and the as adjusted dilution per share to investors in this offering by approximately $0.35 per ordinary share assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and the estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

              If the underwriters exercise their overallotment option in full, our as adjusted net tangible book value at October 3, 2010 would be $216.8 million, or $5.47 per ordinary share, representing an immediate increase to existing shareholders of $0.45 per ordinary share and immediate dilution of $0.45 per share to new investors in this offering.

              The following table summarizes, on an as adjusted basis as of October 3, 2010, the differences between our existing shareholders as of October 3, 2010 and the new investors in this offering with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $20.00 per share, the mid-point of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Ordinary shares purchased
			Total consideration
					Average price per ordinary share
	Number	Percent	Amount	Percent
Existing shareholders	29,567,741	77%	306,962,000	64%	$10.38
New investors	8,750,000	23%	175,000,000	36%	$20.00
Total	38,317,741	100%	481,962,000	100%

              A $1.00 increase or decrease in the assumed public offering price of $20.00 per ordinary share would increase or decrease total consideration paid by new investors and total consideration paid by all shareholders by $8,750,000, assuming the sale of 8,750,000 ordinary shares at $20.00 per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

              If the underwriters exercise their option to purchase additional shares in full, the number of ordinary shares beneficially owned by existing shareholders would decrease to approximately 75% of the total number of ordinary shares outstanding after this offering, and the number of shares held by new investors would be increased to 10,062,500 shares, or approximately 25% of the total number of ordinary shares outstanding after this offering.

              The tables and calculations above are based on 29,567,741 ordinary shares outstanding as of October 3, 2010, and excludes:

  •
  3,518,042 ordinary shares issuable upon exercise of outstanding options to purchase ordinary shares as of October 3, 2010, at a weighted average exercise price of $16.59 per ordinary share; and

  •
  1,430,120 ordinary shares reserved for future issuance under our stock option plan as of October 3, 2010.

              The table and calculations above excludes ordinary shares reserved for future issuance. To the extent the options are exercised and awards are granted under these plans, there may be dilution to our shareholders. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

              The following table sets forth our selected historical consolidated financial information. The selected historical consolidated statements of operations data and other financial data for the years ended December 31, 2007, December 28, 2008, and December 27, 2009, and the selected historical balance sheet data as of December 28, 2008 and December 27, 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2007 has been derived from our audited consolidated financial statements not included in this prospectus. The selected historical consolidated statements of operations data and other financial data for the period from July 18, 2006 to December 31, 2006, and the selected historical balance sheet data as of December 31, 2006, were derived from the audited consolidated financial statements not included in this prospectus. The consolidated financial statements referred to in the previous three sentences have been audited by Ernst & Young LLP, an independent registered public accounting firm, and were prepared in accordance with U.S. GAAP. On July 18, 2006, we were acquired by the Investor Group. Selected financial data as of December 31, 2005 and for the periods from January 1, 2005 to December 31, 2005 and January 1, 2006 to July 18, 2006 have not been presented because it is not available and cannot be created without unreasonable effort and expense. Furthermore, we believe that financial data for the periods from January 1, 2005 to December 31, 2005 and January 1, 2006 to July 18, 2006 do not significantly contribute to an investor's understanding of our historical financial performance and financial condition because of our acquisition and adoption of uniform accounting standards on July 18, 2006.

              Our selected historical consolidated statement of operations data and other financial data for the 39 weeks ended September 27, 2009, and 40 weeks ended October 3, 2010, and the selected historical balance sheet data as of October 3, 2010, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The September 27, 2009 and October 3, 2010 unaudited financial statements have been prepared on a basis consistent with our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

              Our fiscal quarters are generally determined on a 13-week basis and always end on a Sunday. As a result, our fiscal year is generally 364 days. Our year-end periods end on the Sunday nearest to December 31. Every few years, it is necessary to add an extra week to a quarter to make it a 14-week period in order to have our year end fall on the Sunday nearest to December 31. For example, the first three quarters of 2010 include an extra week of operations compared to the first three quarters of 2009. For the purposes of this prospectus, references to:

  •
  2007 and our 2007 fiscal year refer to the fiscal year ended December 31, 2007;

  •
  2008 and our 2008 fiscal year refer to the fiscal year ended December 28, 2008;

  •
  2009 and our 2009 fiscal year refer to the fiscal year ended December 27, 2009;

  •
  the first three quarters of 2009 refers to the 39-week period ended September 27, 2009; and

  •
  the first three quarters of 2010 refers to the 40-week period ended October 3, 2010.

              The information presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

		Year ended			Three quarters ended
	Period from July 18, 2006 to December 31, 2006
		December 31, 2007	December 28, 2008	December 27, 2009	September 27, 2009	October 3, 2010
					(unaudited)	(unaudited)
	(in thousands, except per share data)				(in thousands, except per share data)
Statement of Operations Data:
Revenue	$46,158	$145,369	$177,370	$201,462	$144,141	$166,113
Cost of goods sold	19,912	46,573	45,500	54,859	39,031	45,554

Gross profit	26,246	98,796	131,870	146,603	105,110	120,559
Sales and marketing	21,544	82,014	106,870	115,630	82,646	93,665
General and administrative	9,118	17,976	21,742	20,790	15,828	16,643
Research and development	1,730	13,305	20,635	18,120	14,407	12,714
Amortization of intangible assets	2,272	7,946	11,186	15,173	8,483	8,720
Special charges	—	—	—	1,864	1,049	306
In-process research and development	9,649	15,107	—	—	—	—

Operating loss	(18,067)	(37,552)	(28,563)	(24,974)	(17,303)	(11,489)
Interest expense	(828)	(2,394)	(11,171)	(19,667)	(14,005)	(16,047)
Foreign currency transaction gain (loss)	115	(5,859)	1,701	3,003	2,252	(9,467)
Other non-operating (expense) income	—	(1,966)	(1,371)	(28,461)	(195)	344

Loss before income taxes	(18,780)	(47,771)	(39,404)	(70,099)	(29,251)	(36,659)
Income tax benefit	2,279	6,580	5,227	14,413	4,256	5,246

Consolidated net loss	(16,501)	(41,191)	(34,177)	(55,686)	(24,995)	(31,413)
Net loss attributable to noncontrolling interest	—	—	(1,173)	(1,067)	(1,126)	(695)

Net loss attributable to Tornier B.V.	(16,501)	(41,191)	(33,004)	(54,619)	(23,869)	(30,718)
Accretion of noncontrolling interest	—	—	(3,761)	(1,127)	(1,127)	(679)

Net loss attributable to ordinary shareholders	$(16,501)	$(41,191)	$(36,765)	$(55,746)	$(24,996)	$(31,397)

Weighted-average ordinary shares outstanding: basic and diluted	14,667	22,222	23,930	24,408	24,314	27,192
Net loss per share: basic and diluted	$(1.13)	$(1.85)	$(1.54)	$(2.28)	$(1.03)	$(1.15)

Balance Sheet Data:
Cash and cash equivalents	$8,734	$17,347	$21,348	$37,969	$45,780	$25,502
Other current assets	88,911	107,968	122,167	133,179	125,308	147,694
Total assets	291,124	431,614	475,967	520,187	518,928	499,219
Total liabilities	141,426	181,738	212,442	277,140	284,624	216,324
Noncontrolling interest	—	—	23,200	23,259	23,200	—
Total shareholders' equity	149,698	249,876	240,325	219,788	211,104	282,895

		Year ended			Three quarters ended
	Period from July 18, 2006 to December 31, 2006
		December 31, 2007	December 28, 2008	December 27, 2009	September 27, 2009	October 3, 2010
					(unaudited)	(unaudited)
	(in thousands)				(in thousands)
Other Financial Data:
Net cash provided by (used in) operating activities	$6,116	$(8,165)	$(19,482)	$2,291	$3,550	$(2,181)
Net cash provided by (used in) investing activities	(14,508)	(106,188)	(43,314)	(31,104)	(24,032)	(18,040)
Net cash provided by (used in) financing activities	(1,829)	121,886	66,487	44,857	44,228	8,283
Depreciation and amortization	4,919	15,582	22,331	29,732	18,772	19,842
Capital expenditures	(4,671)	(17,729)	(31,622)	(23,448)	(17,076)	(16,048)
Effect of exchange rate changes on cash and cash equivalents	699	1,080	310	577	686	(529)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion of our financial condition and results of operations together with the selected consolidated financial data, consolidated financial statements and the notes thereto included elsewhere in this prospectus, and other financial information included in this prospectus. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

              We are a global medical device company focused on surgeons that treat musculoskeletal injuries and disorders of the shoulder, elbow, wrist, hand, ankle and foot. We refer to these surgeons as extremity specialists. We sell to this extremity specialist customer base a broad line of joint replacement, trauma, sports medicine and orthobiologic products to treat extremity joints. Our motto of "specialists serving specialists" encompasses this focus. In certain international markets, we also offer joint replacement products for the hip and knee. We currently sell over 70 product lines in approximately 35 countries.

              We have had a tradition of innovation, intense focus on surgeon education and commitment to advancement of orthopaedic technology since our founding approximately 70 years ago in France by René Tornier. Our history includes the introduction of the porous orthopaedic hip implant, the application of the Morse taper, which is a reliable means of joining modular orthopaedic implants, and, more recently, the introduction of the reversed shoulder implant in the United States. This track record of innovation over the decades stems from our close collaboration with leading orthopaedic surgeons and thought leaders throughout the world.

              We were acquired in 2006 by the Investor Group. They recognized the potential to leverage our reputation for innovation and our strong extremity joint portfolio as a platform upon which they could build a global company focused on the rapidly evolving upper and lower extremity specialties. The Investor Group has contributed capital resources and a management team with a track record of success in the orthopaedic industry in an effort to expand our offering in extremities and accelerate our growth. Since the acquisition in 2006, we have:

    •
    created a single, extremity specialist sales channel in the United States primarily focused on our products;

    •
    enhanced and broadened our portfolio of shoulder joint implants and foot and ankle products;

    •
    entered the sports medicine and orthobiologics markets through acquisitions and licensing agreements;

    •
    improved our hip and knee product offerings, helping us gain market share internationally; and

    •
    significantly increased investment in research and development and expanded business development activities to build a pipeline of innovative new technologies.

              As a result of the foregoing actions, we believe our addressable worldwide market opportunity has increased from approximately $2 billion in 2006 to approximately $7 billion in 2009.

              We believe we are differentiated by our full portfolio of upper and lower extremity products, our dedicated extremity-focused sales organization and our strategic focus on extremities. We further believe that we are well-positioned to benefit from the opportunities in the extremity products marketplace as we are already among the global leaders in the shoulder and ankle joint replacement markets with the #2 market position worldwide for sales of shoulder joint replacement products and the #1 market position in the United States in foot and ankle joint replacement systems in 2009 as measured by revenue. We more recently have expanded our technology base and product offering to include: new joint replacement products based on new materials; improved trauma products based on innovative designs; and proprietary orthobiologic materials for soft tissue repair. In the United States, which is the largest orthopaedic market, we believe that our single, "specialists serving specialists" distribution channel is strategically aligned with what we believe is an ongoing trend in orthopaedics for surgeons to specialize in certain parts of the anatomy or certain types of procedures.

              Our principal products are organized in four major categories: upper extremity joints and trauma, lower extremity joints and trauma, sports medicine and orthobiologics, and large joints and other. Our upper extremity products include joint replacement and bone fixation devices for the shoulder, hand, wrist and elbow. Our lower extremity products include joint replacement and bone fixation devices for the foot and ankle. Our sports medicine and orthobiologics product category includes products used across several anatomic sites to mechanically repair tissue-to-tissue or tissue-to-bone injuries, in the case of sports medicine, or to support or induce remodeling and regeneration of tendons, ligaments, bone and cartilage, in the case of orthobiologics. Our large joints and other products include hip and knee joint replacement implants and ancillary products.

              Innovations in the orthopaedic industry have typically consisted of evolutions of product design in implant fixation, joint mechanics, and instruments and modifications of existing metal or plastic-based device designs rather than new products based on combinations of new designs and new materials. In contrast, the growth of our target markets has been driven by the development of products that respond to the particular mechanics of small joints and the importance of soft tissue to small joint stability and function. We are committed to the development of new designs utilizing both conventional materials and new tissue-friendly biomaterials that we expect will create new markets. We believe that we are a leader in researching and incorporating some of these new technologies across multiple product platforms.

              In the United States, we sell products from our upper extremity joints and trauma, lower extremity joints and trauma, and sports medicine and orthobiologics product categories; we do not actively market large joints in the United States nor do we currently have plans to do so. While we market our products to extremity specialists, our revenue is generated from sales to healthcare institutions and distributors. We sell through a single sales channel consisting of a network of independent commission-based sales agencies. Internationally, where the trend among surgeons toward specialization is not as advanced as in the United States, we sell our full product portfolio, including upper extremity joints and trauma, lower extremity joints and trauma, sports medicine and orthobiologics and large joints. We utilize several distribution approaches depending on the individual market requirements, including direct sales organizations in the largest European markets and independent distributors for most other international markets. In 2009, we generated revenue of $201.5 million, 56% of which was in the United States and 44% of which was international.

              We have significantly grown our business since our acquisition by the Investor Group in July 2006. Since then we have built an extremities focused business that offers a broad range of products to a focused group of specialty surgeons. We believe this strategy has been the primary factor in enabling our revenue growth from 2006 to 2009. During that time we also increased our operating expenses significantly. We have strategically invested with particular emphasis on product development, acquisition of strategic products and technologies and sales commissions to support both current and future growth. While we believe we will continue to experience operating losses during 2010, we also believe the investments made will allow us to grow our revenue at rates exceeding our expected growth in operating expenses in the future.

Foreign Currency Exchange Rates

              A substantial portion of our business is located outside the United States and as a result we generate revenue and incur expenses denominated in currencies other than the U.S. dollar. The majority of our operations denominated in currencies other than the U.S. dollar are denominated in Euros. In 2009 and 2008, approximately 44% and 49%, respectively, of our sales were denominated in foreign currencies. As a result, our revenue can be significantly impacted by fluctuations in foreign currency exchange rates. We expect that foreign currencies will continue to represent a similarly significant percentage of our sales in the future. Selling, marketing and administrative costs related to these sales are largely denominated in the same foreign currencies, thereby limiting our transaction risk exposure. We therefore believe that the risk of a significant impact on our revenue from foreign currency fluctuations is minimal. However, a substantial portion of the products we sell in the United States are manufactured in countries where costs are incurred in Euros. Fluctuations in the Euro to U.S. dollar exchange rate will have an impact on the cost of the products we manufacture in those countries, but we would not likely be able to change our U.S. dollar selling prices of those same products in the United States in response to those cost fluctuations. As a result, fluctuations in the Euro to U.S. dollar exchange rates could have a significant impact on our gross profit in the future.

Basis of Presentation

              Our fiscal quarters are generally determined on a 13-week basis and always end on a Sunday. As a result, our fiscal year is generally 364 days. Our year-end periods end on the Sunday nearest to December 31. Every few years, it is necessary to add an extra week to a quarter to make it a 14-week period in order to have our year end fall on the Sunday nearest to December 31. For example, the first three quarters ended October 3, 2010 include an extra week of operations compared to the first three quarters ended September 27, 2009. For purposes of this management's discussion and analysis of financial condition and results of operations, references to:

    •
    2007 and our 2007 fiscal year refer to the fiscal year ended December 31, 2007;

    •
    2008 and our 2008 fiscal year refer to the fiscal year ended December 28, 2008;

    •
    2009 and our 2009 fiscal year refer to the fiscal year ended December 27, 2009;

    •
    The first three quarters of 2009 refers to the 39-week period ended September 27, 2009; and

    •
    The first three quarters of 2010 refers to the 40-week period ended October 3, 2010.

Corporate Transactions

              Since our acquisition by the Investor Group in 2006, we have engaged in a series of acquisitions as we have sought to grow the business and broaden our product portfolio. Below is a summary of our recent acquisitions:

Relevant Acquisitions

              Axya Holdings, Inc., or Axya.    On February 27, 2007, we acquired 100% of the stock of Axya. With the addition of Axya's sports medicine domain expertise and products, which included traditional and advanced suture anchors and arthroscopic instruments for soft tissue repair in the shoulder, we were positioned to enter the shoulder sports medicine market. Many surgeons who perform rotator cuff repair surgery also perform shoulder joint replacement surgery, and the Axya product portfolio provided us the ability to sell additional products to our existing customer base.

              Nexa Orthopedics, Inc., or Nexa.    On February 27, 2007, we acquired 100% of the stock of Nexa. Nexa, a private company based in San Diego, California, was an extremity-focused orthopaedic company with a strong portfolio of implants for the foot and ankle. Nexa's products complemented our

Salto and Salto Talaris ankle implants and significantly broadened our lower extremity product portfolio. In addition, Nexa had proprietary capabilities to manufacture orthopaedic implants with pyrocarbon, a highly wear-resistant, biocompatible material with wide potential applicability to our entire existing product portfolio. Nexa also had a next-generation shoulder joint replacement implant in its development pipeline, which we currently market as our Ascend shoulder implant. We believe Nexa was the only orthopaedic company in the world with vertically integrated pyrocarbon design and manufacturing capabilities.

              DVO Extremity Solutions, LLC, or DVO.    On March 5, 2007, we acquired the assets of DVO. DVO was an orthopaedic company primarily focused on trauma products, including implants for the hand and wrist. In addition, DVO was developing a shoulder joint replacement that would complement our existing product offering. We commercially launched the shoulder joint replacement product in 2008 as the Affiniti.

              C2M Medical, Inc., or C2M Medical.    On March 26, 2010, we exercised our option to acquire 100% of the stock of C2M Medical, a medical device development company based in San Antonio, Texas, focused on the sports medicine market. C2M Medical developed the Piton Knotless Anchor, an advanced arthroscopic technology for rotator cuff repair. In 2008, we signed a license agreement with C2M Medical for exclusive worldwide rights to the Piton, along with an option to acquire the company. C2M Medical was determined to be a variable interest entity and was consolidated by us beginning in 2008 upon signing the initial license agreement. Refer to Note 16 of our consolidated financial statements for further information regarding the accounting for C2M Medical.

Components of Results of Operations

Revenue

              We derive our revenue from the sale of medical devices that are used by surgeons who treat diseases and disorders of extremity joints including the shoulder, elbow, wrist, hand, ankle and foot. We report our sales in four primary product categories: upper extremity joints and trauma, lower extremity joints and trauma, sports medicine and orthobiologics, and larger joints and other. Our revenue is generated from sales to two types of customers: healthcare institutions and distributors, with healthcare institutions representing a majority of our revenue. We utilize a network of independent sales agencies for sales in the United States and a combination of employee sales representatives, independent sales agencies and distributors for sales outside the United States. Revenue from sales to healthcare institutions is recognized at the time of surgical implantation. We generally record revenue from sales to our distributors at the time the product is shipped to the distributor. Distributors, who sell the products to their customers, take title to the products and assume all risks of ownership at the time of shipment. Our distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products. We charge our customers for shipping and record shipping revenue as part of revenue.

Cost of Goods Sold

              We manufacture a majority of the products that we sell. Our cost of goods sold consists primarily of direct labor, allocated manufacturing overhead, raw materials and components, and excludes amortization of intangible assets, which is presented as a separate component of operating expenses. A portion of the products we sell are manufactured by third parties, and our cost of goods sold for those products consists primarily of the price invoiced by our third-party vendors. Cost of goods sold also includes share-based compensation expenses related to individuals whose salaries are also included within this category. A majority of our current manufacturing facilities are located in Europe and the related manufacturing costs are incurred in Euro. As a result, the cost of goods sold for our products sold in the United States that were manufactured in Europe is subject to foreign currency exchange rate fluctuations.

Sales and Marketing

              Our variable selling costs consist primarily of commissions paid to our independent sales agencies used in the United States and some other countries to generate sales, royalties based on certain product sales and freight expense we pay to ship our products to customers. Our non-variable sales and marketing costs consist primarily of salaries, personnel costs, including share-based compensation and other support costs related to the selling, marketing and support of our products as well as trade shows, promotions and physician training. Sales and marketing expenses also include the cost of distributing our products, which includes the operating costs and certain administrative costs related to our various worldwide sales and distribution operations. We provide surgical instrumentation to our customers for use during procedures involving our products. There are no contractual arrangements related to our customers' use of our surgical instrumentation and we do not charge a fee for providing access to the related instrumentation. We record surgical instrumentation on our balance sheet as a long-lived asset. The depreciation expense related to our surgical instrumentation is included in sales and marketing expenses.

General and Administrative

              General and administrative expenses consist of expenses for our executive, finance, legal, compliance, administrative, information technology and human resource departments. General and administrative expenses also include share-based compensation expense related to individuals within these departments.

Research and Development

              Research and development expenses include costs associated with the design, development, testing, deployment, enhancement and regulatory clearance or approval of our products. This category also includes costs associated with the design and execution of our clinical trials and regulatory submissions. Research and development expenses also include share-based compensation related to individuals within our research and development groups.

Amortization of Intangible Assets

              Amortization expense for intangible assets includes purchased developed technology, customer relationships and intellectual property, including patents and license rights.

In-Process Research and Development

              Acquired in-process research and development, or IPR&D, reflects amounts assigned to those projects acquired in business combinations prior to December 28, 2008, or the acquisition of assets for which the related products have not received regulatory clearance or approval and have no alternative future use. IPR&D acquired in business combinations subsequent to December 28, 2008, would be recorded as indefinite-lived intangible assets on consolidated balance sheets.

Special Charges

              Special charges consist of certain severance, lease termination and moving costs related to the consolidation of our U.S. facilities during 2009. Special charges also include legal and consulting costs related to establishing new sales and distribution subsidiaries in the United Kingdom and Denmark.

Interest Expense

              Interest expense reflects interest associated with both our notes payable and other long-term and short-term debt. Our notes payable accrue paid-in-kind interest at a rate of 8% annually. Our notes payable were also issued together with warrants to purchase our ordinary shares. The estimated fair value of the warrants at the date of issuance was recorded as a discount to the related notes payable. The debt discount is accreted as additional interest expense to the par value of the notes payable over the related term. We also incur interest expense at varying rates of interest on various revolving lines of credit, secured and unsecured term loans and other mortgage-related debt.

Foreign Currency Transaction Gain (Loss)

              Foreign currency transaction gain (loss) consists primarily of foreign currency gains and losses on transactions denominated in a currency other than the functional currency of the related entity. Our foreign currency transactions primarily consist of foreign currency denominated cash, liabilities and intercompany receivables and payables.

Other Non-operating (Expense) Income

              Other non-operating (expense) income primarily relates to losses incurred in the revaluation of our warrant liabilities to fair value as well as other expenses not related to the operations of the business.

Income Tax Benefit

              Income tax benefit includes federal income taxes, income taxes in foreign jurisdictions, state income taxes and changes to our deferred taxes and deferred tax valuation allowance.

Results of Operations

First Three Quarters of 2010 Compared to First Three Quarters of 2009

              Our year-end periods end on the Sunday nearest to December 31. Every few years, it is necessary to add an extra week to a quarter to make it a 14-week period in order to have our year end fall on the Sunday nearest to December 31. For example, the first quarter of the three quarters ended October 3, 2010, includes an extra week of operations compared to the first quarter of the three quarters ended September 27, 2009. The following table sets forth, for the periods indicated, our results of operations expressed as a percentage of revenue:

	Three quarters ended
	September 27, 2009	October 3, 2010
Revenue	100%	100%
Cost of goods sold	27	27

Gross profit	73	73
Operating expenses:
Selling and marketing	57	56
General and administrative	11	10
Research and development	10	8
Amortization of intangible assets	6	5
Special charges	1	*

Operating loss	(12)%	(7)%

*
Not meaningful

              The following tables set forth, for the periods indicated, our revenue by product category and geography expressed as dollar amounts and the changes in revenue between the specified periods expressed as percentages:

	Three quarters ended
Revenue by Product Category	September 27, 2009	October 3, 2010	Percent change
		(unaudited)
	($ in thousands)
Upper extremity joints and trauma	$91,362	$102,577	12%
Lower extremity joints and trauma	14,452	17,406	20%
Sports medicine and orthobiologics	4,234	9,687	129%
Large joints and other	34,093	36,443	7%

Total	$144,141	$166,113	15%

	Three quarters ended
Revenue by Geography	September 27, 2009	October 3, 2010	Percent change
		(unaudited)
	($ in thousands)
United States	$82,240	$94,597	15%
International	61,901	71,516	16%

Total	$144,141	$166,113	15%

              Revenue.    Revenue increased by 15% to $166.1 million for the first three quarters of 2010 from $144.1 million for the first three quarters of 2009, as a result of increased sales in each of our product categories, with the most significant dollar increase occurring in our upper extremity joints and trauma category. The third quarter of 2009 included a revenue reversal of approximately $1.3 million related to the repurchase of inventory from a stocking distributor in 2009 that was terminated as part of our launch of a direct sales subsidiary in the United Kingdom. We have also experienced an increase in sales in our sports medicine and orthobiologics categories as we continue to focus on our distribution efforts in this market. Our overall revenue growth of 15% consisted of 15% growth in the United States and 16% growth in our international geographies. Our revenue was negatively impacted by approximately $0.9 million during the first three quarters of 2010 as a result of foreign currency fluctuations. Revenue also increased over the first three quarters of 2009 due to the extra week of operations included in our first fiscal quarter of 2010, although, due primarily to that extra week of operations, our rate of revenue growth was higher in the quarter ended April 4, 2010 as compared to the three quarters ended October 3, 2010.

              Our global revenue growth, excluding the impact of foreign currency fluctuations for the first three quarters of 2010, was 16%. However, the fourth quarter of 2010 will include the period from December 28 to January 2, which has historically been a period with low sales volumes. Due to our fiscal year end of December 27, 2009, the fourth quarter of 2009 did not include this same period. As a result, we do not anticipate our 2010 fourth quarter revenue to grow at a rate equal to the rate of growth for the first three quarters of 2010.

              Revenue by product category.    Revenue in upper extremity joints and trauma increased by 12% to $102.6 million for the first three quarters of 2010 from $91.4 million for the first three quarters of 2009, primarily as a result of the continued increase in sales of our Aequalis shoulder and Affiniti products. We believe that increased sales of our Aequalis shoulder resulted from continued market growth in shoulder replacement procedures and further market acceptance of our reversed and standard Aequalis shoulder joint replacement products. We have seen an increase in sales in our Affiniti shoulder products, which were launched at the end of 2008. Revenue in our lower extremity joints and trauma increased by 20% to $17.4 million for the first three quarters of 2010 from

$14.4 million for the first three quarters of 2009, primarily due to increased sales in our foot and ankle fixation products in both the United States and internationally. We continue to focus our U.S. distribution network on selling our full range of products and have increased the number of products available internationally. Revenue in sports medicine and orthobiologics increased by 129% to $9.7 million for the first three quarters of 2010 from $4.2 million for the first three quarters of 2009. This increase was attributable to an increase in sales of our Piton products, as well as an increase in sales of our Conexa product, which was in the beginning stages of initial launch during the first quarter of 2009. The first three quarters of 2010 also included revenue from our ArthroTunneler, which was launched during the second half of 2009. Revenue from large joints and other increased by 7% to $36.4 million for the first three quarters of 2010 from $34.1 million for the first three quarters of 2009. Our large joint and other revenue increase was primarily due to the existence of an extra week in our first quarter of 2010, offset by approximately $0.8 million of unfavorable impacts from changes in foreign currency exchange rates.

              Revenue by geography.    Revenue in the United States increased by 15% to $94.6 million for the first three quarters of 2010 from $82.2 million for the first three quarters of 2009, primarily driven by continued increase in sales in upper extremities joints and trauma products, together with a significant increase in sales in sports medicine and orthobiologics products with the launch of Conexa and as our distribution focus on this category increased. Revenue from the first three quarters of 2010 was also favorably impacted by the extra week compared to the first three quarters of 2009. International revenue increased by 16% to $71.5 million for the first three quarters of 2010 from $61.9 million for the first three quarters of 2009. Our international revenue was negatively impacted by approximately $0.9 million during the first three quarters of 2010 as a result of foreign currency fluctuations, principally due to the performance of the Euro against the U.S. dollar. Excluding the impact of the change in currency exchange rates, our international revenue increased by 17% in 2010, primarily due to the launch of our United Kingdom sales office in the first quarter of 2010, increased revenue in France, Spain, and Australia, and the existence of an extra week in the first quarter of 2010. The first three quarters of 2009 were also negatively impacted by approximately $1.3 million from the repurchase of inventory previously discussed.

              Cost of goods sold.    Our cost of goods sold increased by 17% to $45.6 million for the first three quarters of 2010 from $39.0 million for the first three quarters of 2009. As a percentage of revenue, cost of goods sold remained at 27% for the first three quarters of 2009 and the first three quarters of 2010. We have intentionally increased our manufacturing overhead costs in an effort to establish a sufficient level of capacity and manufacturing infrastructure to support our current and future growth plans. Our manufacturing overhead costs have grown at a rate faster than our factory output in recent years, causing an increase in the fully absorbed cost of our products. However, we believe this has allowed us to establish an infrastructure that will be able to sustain our sales growth plans and has increased our ability to obtain leverage on our costs in the future. Our cost of goods sold and corresponding gross profit as a percentage of revenue can be expected to fluctuate in future periods depending upon changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses, levels of production volume and currency exchange rates.

              Selling and marketing.    Our selling and marketing expenses increased by 13% to $93.7 million for the first three quarters of 2010 from $82.6 million for the first three quarters of 2009, primarily as a result of $4.1 million of additional variable commissions and royalty expenses on higher revenue, $0.2 million of increased instrument depreciation and maintenance expense from a larger volume of instruments in the field, and approximately $1.4 million of increased non-variable selling and marketing expenses related to the additional week of operations included in the first quarter of 2010, offset by approximately $1.2 million of decreased expense due to changes in foreign currency exchange rates. The remaining increase in selling and marketing expenses relates to general increases in our selling, marketing, training and distribution costs to support continued growth and product expansion, including our direct expansion into the United Kingdom and Scandinavia. Selling and marketing expense as a percentage of revenue decreased from 57% for the first three quarters of 2009 to 56% for the first three quarters of 2010. The decrease in our selling and marketing expenses as a percentage of revenue is due primarily to revenue growing at a faster rate than our non-variable selling expenses.

              General and administrative.    Our general and administrative expenses increased by 5% to $16.6 million for the first three quarters of 2010 from $15.8 million for the first three quarters of 2009. As a percentage of revenue, general and administrative expenses decreased to 10% for the first three quarters of 2010 compared to 11% for the first three quarters of 2009. The increase in expenses in the first three quarters of 2010 is primarily due to severance-related expenses of approximately $0.4 million accrued in the first quarter of 2010 from the departure of our former CFO, as well as increased stock option expense of approximately $0.3 million. While general and administrative expenses as a percentage of revenue decreased by 100 basis points, given our preparation for an initial public offering of our ordinary shares, we may not be able to continue to maintain our general and administrative costs as a percentage of revenue in 2010.

              Research and development.    Research and development expenses decreased by 12% to $12.7 million for the first three quarters of 2010 from $14.4 million for the first three quarters of 2009, primarily due to a reduction in the required outside spending for the particular product development projects underway during the first three quarters of 2010 as compared to 2009 as well as a $0.3 million research grant given to the Orthopedic Research and Education Foundation during 2009 that did not recur in the first three quarters of 2010. The decrease in product development expenses was partially offset by consolidated operating expenses from C2M Medical, including certain operating expenses related to the launch of our Piton product. C2M Medical was a variable interest entity which we consolidated in 2008 and which holds the intellectual property related to our Piton products. The first three quarters of 2010 included $0.6 million of operating expenses related to C2M Medical compared to an immaterial amount for the first three quarters of 2009. During the first quarter of 2010, we acquired C2M Medical and merged the entity into our existing U.S. operations. The acquisition of C2M was completed in order to purchase the intellectual property related to our Piton products, which we had previously been licensing from C2M, and therefore the C2M entity was no longer needed. As a percentage of revenue, research and development decreased from 10% for the first three quarters of 2009 to 8% for the first three quarters of 2010. We expect our level of research and development to fluctuate depending on the timing of new product development projects.

              Amortization of intangible assets.    Amortization of intangible assets increased by 3% to $8.7 million for the first three quarters of 2010 from $8.5 million for the first three quarters of 2009, primarily as a result of additional amortization related to certain license intangibles acquired during 2009.

              Special charges.    Special charges decreased by 71% to $0.3 million for the first three quarters of 2010 compared to $1.0 million for the first three quarters of 2009. These special charges were primarily related to the relocation of our U.S. headquarters and the establishment of our sales office in the United Kingdom. Both of these activities began in the second quarter of 2009. The majority of the expenses related to these activities were completed in the first quarter of 2010. These consolidation and restructuring activities were intended to result in a more efficient use of space and resources within our U.S. operations. The net impact on future periods is expected to be immaterial because the reduction in lease expense and headcount will be offset by additional lease costs in our remaining U.S. facilities to accommodate relocated employees as well as by increased headcount to perform activities within the remaining U.S. locations, including certain activities previously performed by terminated individuals.

              Interest expense.    Our interest expense increased by 15% to $16.0 million for the first three quarters of 2010 from $14.0 million for the first three quarters of 2009 due to the issuance of €37 million of 8% notes payable together with warrants to purchase 8.8 million ordinary shares in April of 2009. 2010 interest expense includes three full quarters of interest expense related to the 8% stated interest on the notes, together with additional interest expense related to the notes being issued at a discount as they were issued in conjunction with warrants. We anticipate repaying our notes payable with the proceeds of our initial public offering. In connection with the repayment of our notes payable, we would write-off any remaining unamortized discount as a charge to our statement of operations. At October 3, 2010, the unamortized discount balance was $33.7 million. Refer to Note 8 of our consolidated financial statements for further discussion of the accounting treatment of our notes and warrants.

              Foreign currency transaction gain (loss).    Our foreign currency transaction loss was $9.5 million for the first three quarters of 2010 compared to a $2.3 million foreign currency transaction gain for the first three quarters of 2009. The primary driver of our foreign currency transaction loss in the first three quarters of 2010 and gain in the first three quarters of 2009 is related to the revaluation of our warrant liability, which is denominated in a currency other than our functional currency. We recorded a foreign currency loss of $11.6 million and gain of $4.0 million in the first three quarters of 2010 and 2009, respectively, to revalue the warrant liability. The offsetting foreign currency gains and losses in each period relate to the impact of revaluing certain of our intercompany debt and payables between our U.S. and European subsidiaries as a result of changes in the Euro to U.S. dollar exchange rate.

              Other non-operating (expense) income.    Other non-operating income was $0.3 million for the first three quarters of 2010 compared to expense of $0.2 million for the first three quarters of 2009. Our non-operating income and expense primarily relates to the adjustment of our warrant liability to fair value at the end of each reporting period. We have subsequently settled our warrant liability in May of 2010 by exchanging all the outstanding warrants for our ordinary shares.

              Income tax benefit.    Our income tax benefit increased $1.0 million to $5.2 million for the first three quarters of 2010 from $4.3 million for the first three quarters of 2009. Our effective tax rate for the first three quarters of 2010 and 2009 was 14% and 15%, respectively. Given our history of operating losses, we do not generally record a provision for income taxes in the United States and certain of our European sales offices. Our income tax benefit in the first three quarters of both 2010 and 2009 primarily relate to tax benefit recorded related to our French subsidiaries and the reversal of deferred tax liabilities recognized in the Netherlands related to the debt discount on the notes payable issued in 2008 and 2009.

Fiscal Year Comparisons

              The following table sets forth, for the periods indicated, our results of operations expressed as a percentage of revenue.

	Year ended
	December 31, 2007	December 28, 2008	December 27, 2009
Revenue	100%	100%	100%
Cost of goods sold	32	26	27

Gross profit	68	74	73
Operating expenses:
Selling and marketing	56	60	57
General and administrative	12	12	10
Research and development	9	12	9
Amortization of intangible assets	5	6	8
In-process research and development	10	—	—
Special charges	—	—	1

Operating loss	(26)%	(16)%	(12)%

              The following tables set forth, for the periods indicated, our revenue by product category and geography expressed as dollar amounts and the changes in revenue between the specified periods expressed as percentages:

Revenue by Product Category

	Year ended
				Percent change
	December 31, 2007	December 28, 2008	December 27, 2009
				2008/2007	2009/2008
	($ in thousands)
Upper extremity joints and trauma	$87,724	$108,829	$125,454	24%	15%
Lower extremity joints and trauma	13,729	18,167	20,417	32%	12%
Sports medicine and orthobiologics	2,082	2,513	6,593	21%	162%
Large joints and other	41,834	47,861	48,998	14%	2%

Total	$145,369	$177,370	$201,462	22%	14%

Revenue by Geography

	Fiscal year ended
				Percent change
	December 31, 2007	December 28, 2008	December 27, 2009
				2008/2007	2009/2008
	($ in thousands)
United States	$71,767	$91,106	$112,588	27%	24%
International	73,602	86,264	88,874	17%	3%

Total	$145,369	$177,370	$201,462	22%	14%

Fiscal Year Ended December 27, 2009, Compared to Fiscal Year Ended December 28, 2008

              Revenue.    Revenue increased by 14% to $201.5 million in 2009 from $177.4 million in 2008, primarily as a result of growth in our target markets, new product launches and market share gains by our shoulder and ankle joint replacement products. During 2009, we launched 18 new products; six of these new products were introduced primarily in the United States. Our revenue was negatively impacted by approximately $4.5 million during 2009 as a result of foreign currency fluctuations, principally due to the performance of the Euro against the U.S. dollar. Excluding the impact of the change in foreign currency exchange rates, our revenue increased by 16%.

              Revenue by product category.    Revenue in upper extremity joints and trauma product category increased by 15% to $125.5 million in 2009 from $108.8 million in 2008, primarily as a result of the continued increase in sales of our shoulder products, including our reversed shoulder and our Affiniti shoulder products, which launched at the end of 2008. We believe that increased sales of our reversed shoulder products resulted from continued market growth in shoulder replacement procedures and further market acceptance of our reversed and standard Aequalis shoulder joint replacement products. Our Affiniti shoulder products continued to grow in sales volume since their 2008 launch. Our upper extremity joints and trauma product category continues to represent the most significant group of products in our revenue, representing approximately 61% and 62% of revenue in 2008 and 2009, respectively. We expect our upper extremity joints and trauma product category will remain a significant portion of revenue in the immediate future and will be a primary driver of our anticipated 2010 revenue growth. Revenue in our lower extremity joints and trauma product category increased by 12% to $20.4 million in 2009 from $18.2 million in 2008, primarily due to high volume growth in our U.S. ankle products, which we believe was driven by our surgeon training and education efforts. Revenue in our sports medicine and orthobiologics product category increased by 162% to $6.6 million in 2009 from $2.5 million in 2008. This increase was attributable to the launch of our orthobiologics product, Conexa, as well as increasing market acceptance of our Piton anchors. We expect revenue in this product category to increase as we focus on further developing and broadening these products. Revenue in the large joint and other product category increased by 2% to $49.0 million in 2009 from $47.9 million in 2008. Our large joint products are primarily sold internationally and were negatively impacted by the strengthening of the U.S. dollar. Excluding the impact of currency fluctuations, our large joint sales increased by 7%, driven primarily by an increase in sales volumes of certain of our hip products during 2009. We also launched the HLS Kneetec, a new knee joint implant, during 2009 to continue to strengthen our knee product revenue. We have made the strategic decision to focus the sale of our large joint products only in select international markets.

              Revenue by geography.    Revenue in the United States increased by 24% to $112.6 million in 2009 from $91.1 million in 2008. Revenue internationally increased by 3% to $88.9 million in 2009 from $86.3 million in 2008. Our international revenue was negatively impacted by approximately $4.5 million during 2009 as a result of foreign currency fluctuations, principally due to the performance of the Euro against the U.S. dollar. Excluding the impact of the change in currency exchange rates, our international revenues increased by 8%, driven primarily by increased sales in our French market as well as in Germany and Australia.

              Cost of goods sold.    Our cost of goods sold increased by 21% to $54.9 million in 2009 from $45.5 million in 2008, primarily attributable to increased manufacturing overhead costs to support increased production capacity, which grew at a rate higher than production during 2008, the period in which the majority of our 2009 product sales were manufactured. As a percentage of revenue, cost of goods sold increased to 27% in 2009 from 26% in 2008, as we increased our manufacturing overhead costs in an effort to establish a sufficient level of capacity and manufacturing infrastructure to support our current and future growth plans. During 2009, we leased and moved into a new manufacturing facility in Macroom, Ireland, which should enable us to expand our Irish manufacturing capacity. We also purchased a new facility in Grenoble, France in 2009, which expanded our manufacturing facilities in France. Our increases in manufacturing overhead costs have grown at a rate faster than our factory output in recent years, causing an increase in the fully absorbed cost of our products. However, this has allowed us to establish an infrastructure that we believe will be able to sustain our sales growth plans and has increased our ability to leverage our costs in the future. In addition, we experienced charges for excess and obsolete inventory of $6.8 million during 2009 compared to $3.6 million during 2008 as a result of higher levels of obsolete inventory from a higher level of new product launches during 2009 and an increase in estimated shrinkage of U.S. consigned inventory. We also incurred certain one-time charges for relocating our Ireland manufacturing facility during 2009. Our cost of goods sold and corresponding gross profit as a percentage of revenue can be expected to fluctuate in future periods depending on changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses, levels of production volume and foreign currency exchange rates.

              Selling and marketing.    Our selling and marketing expenses increased by 8% to $115.6 million in 2009 from $106.9 million in 2008, primarily as a result of $5.2 million of higher variable commissions and royalty expenses related to higher revenue, $3.0 million of increased instrumentation depreciation and $3.1 million of increased selling expenses related to new product promotions and training offset by a positive impact of $2.6 million due to changes in foreign currency exchange rates. Selling and marketing expense as a percentage of revenue decreased from 60% in 2008 to 57% in 2009, primarily as a result of our ability to increase revenue at a higher rate than the increases in our existing sales and distribution expenses. We believe this reflects the results of our having increased sales and marketing expenses in prior years to build a sales and distribution infrastructure capable of supporting the revenue growth we experienced in 2009. While we believe our existing infrastructure is sufficient to support our 2010 growth plans, we do not anticipate that our selling and marketing expenses will decrease as a percentage of revenue during 2010.

              General and administrative.    Our general and administrative expenses decreased by 4% to $20.8 million in 2009 from $21.7 million in 2008, primarily as a result of the consolidation of certain administrative functions in France related to a subsidiary acquired in the Nexa acquisition, combined with a reduction of certain French property taxes. As a percentage of revenue, general and administrative expenses decreased two percentage points from 12% in 2008 to 10% in 2009. We were able to decrease our general and administrative expenses as a percentage of revenue during 2009 through controlled expenditures on certain legal and administrative costs; however, given our preparation for an initial public offering of our ordinary shares, we expect that general and administrative expense could increase and we may not be able to continue to decrease our general and administrative costs as a percentage of revenue in 2010.

              Research and development.    Research and development expenses decreased by 12% to $18.1 million in 2009 from $20.6 million in 2008, primarily due to favorable foreign currency exchange rates and consolidation of certain research and development activities into our Warsaw, Indiana facility. Research and development expenses represented 9% and 12% of revenue in 2009 and 2008, respectively. We believe that continued investment in research and development is an important part of sustaining our growth strategy through new product development and anticipate that research and development expenses as a percentage of revenue in 2010 will remain at a level similar to 2009.

              Amortization of intangible assets.    Amortization of intangible assets increased by 36% to $15.2 million in 2009 from $11.2 million in 2008 primarily as a result of $3.4 million of impairment charges recorded in 2009 from the abandonment of certain previously acquired developed technology and a full year of amortization related to the intangible asset recorded upon the consolidation of C2M Medical in 2008.

              Special charges.    In 2009, we recorded special charges totaling $1.9 million related to the consolidation and restructuring of certain activities in our Boston, New Jersey and San Diego facilities, as well as the relocation of our U.S. headquarters. These consolidation and restructuring activities were intended to result in a more efficient use of space and resources within our U.S. operations. The net impact on future periods is expected to be immaterial because the reduction in lease expense and headcount will be offset by additional lease costs in our remaining U.S. facilities to accommodate relocated employees as well as by increased headcount to perform activities within the remaining U.S. locations, including certain activities previously performed by terminated individuals.

              Interest expense.    Our interest expense increased by 76% to $19.7 million in 2009 from $11.2 million in 2008 due to the full year impact of interest related to €34.5 million of notes payable issued in February 2008 and €37.0 million of notes payable issued in April 2009. Of the $19.7 million of interest expense in 2009, $10.0 million relates to non-cash amortization of debt discount recorded on the notes payable issued in both 2008 and 2009 and $7.3 million relates to paid-in-kind interest accrued as additional principal value of the notes payable issued in 2008 and 2009.

              Foreign currency transaction gain (loss).    Our foreign currency transaction gain increased by 77% to $3.0 million in 2009 from $1.7 million in 2008. During 2009, we recorded a $3.9 million foreign currency gain related to the revaluation of our warrant liability, which is denominated in a currency other than our functional currency. The remaining foreign currency gains in 2009 and 2008 relate primarily to the impact of revaluing certain of our intercompany debt and payables between our U.S. and European subsidiaries as a result of changes in the Euro to U.S. dollar exchange rate.

              Other non-operating (expense) income.    Other non-operating expenses increased to $28.5 million in 2009 from $1.4 million in 2008 due to the charge recorded as a result of the change in the fair value of the warrant liability issued with the 2008 and 2009 notes payable. This increase in fair value primarily relates to our change in the estimated fair value of our ordinary shares from $16.98 per share at the end of 2008 to $22.50 per share at the end of 2009.

              Income tax benefit.    Our income tax benefit increased $9.2 million to $14.4 million in 2009 compared to $5.2 million in 2008. Our effective tax rate for 2009 and 2008 was 21% and 13%, respectively. Given our history of operating losses, we do not generally record a provision for income taxes in the United States and certain of our European sales offices. During 2009, we recorded a $3.2 million tax benefit related to losses incurred in France that we believe will be realizable in the future because of the existence of sufficient deferred tax liabilities that will reverse over time, creating future taxable income. We also recorded a $2.8 million income tax benefit in the United States as a result of a law change allowing for a one-time ability to carry back our current year losses for five years. Finally, we recorded a $9.2 million income tax benefit related to the reversal of deferred tax liabilities on the debt discount recorded on the notes payable issued in 2008 and 2009.

Fiscal Year Ended December 28, 2008, Compared to Fiscal Year Ended December 31, 2007

              Revenue.    Revenue increased by 22% to $177.4 million in 2008 from $145.4 million in 2007, primarily as a result of continued market penetration of our various shoulder joint replacement products together with strong international sales growth in our hip products due to several newly launched product offerings. Our revenue was positively impacted in 2008 by approximately $5.6 million as a result of fluctuations in foreign currency exchange rates. Excluding the impact of foreign currency exchange rate changes, our revenue grew by approximately 18% during 2008.

              Revenue by product category.    Revenue in our upper extremity joints and trauma product category increased by 24% to $108.8 million in 2008 from $87.7 million in 2007 as a result of continued market penetration and increased sales of our standard and reversed shoulder products, as well as a 29% increase in sales of our hand, wrist and elbow products, which included the first full year of revenue from our CoverLoc Wrist Plate that was acquired through the DVO acquisition. Revenue in our lower extremity joints and trauma product category increased by 32% to $18.2 million in 2008 from $13.7 million in 2007, driven primarily from a 56% increase in our ankle joint replacement product sales. Our revenue in the sports medicine and orthobiologics product category increased by 21% to $2.5 million in 2008 from $2.1 million in 2007. This increase was primarily due to the inclusion of sales of products acquired in the Axya acquisition for the full year in 2008 compared to only ten months in

2007. In both 2007 and 2008, our primary sports medicine product sales consisted of bone anchors and related products that we manufactured on an original equipment manufacturer basis for a third-party orthopaedic company in 2007. Revenue of the large joint and other product category increased by 14% to $47.9 million in 2008 from $41.8 million in 2007. Sales in our large joint and other product category are primarily denominated in foreign currencies and were favorably impacted by the fluctuations of foreign currency exchange rates during 2008. Excluding the impact of foreign currency exchange rate changes, revenue in our large joint and other product category grew approximately 7%, primarily driven by increased sales of our hip products due to the launch of several new products.

              Revenue by geography.    Revenue in the United States increased by 27% to $91.1 million in 2008 from $71.8 million in 2007, primarily driven by sales of our standard and reversed shoulder products. Our international revenue was positively impacted in 2008 by approximately $5.6 million as a result of fluctuations in foreign currency exchange rates. Excluding the impact of foreign currency exchange rate changes, our international revenue increased by approximately 10% which was a result of increased revenue in our French, German and Australian sales offices, as well as in our export division, which sells products to distributors in markets in which we have no direct distribution.

              Cost of goods sold.    Our cost of goods sold decreased by 2% to $45.5 million in 2008 from $46.6 million in 2007, which was primarily attributable to the recognition in cost of goods sold in 2007 of inventory acquired in business combinations that had been stepped up to fair value, resulting in lower realized margin upon sale, all of which was recognized in cost of goods sold in 2007. As a percentage of revenue, cost of goods sold decreased to 26% in 2008 from 32% in 2007. This decrease in our cost of goods sold as a percentage of revenue in 2007 included the reversal of $16.7 million of this inventory step-up.

              Selling and marketing.    Our selling and marketing expenses increased by 30% to $106.9 million in 2008 from $82.0 million in 2007, primarily as a result of increased variable commissions, royalties and freight related to higher revenue, higher surgical instrument depreciation and increased selling and marketing expenses to support our expanding product categories and new product launches. Our selling and marketing expenses increased in 2008 as a result of the fluctuations in foreign currency exchange rates, as a significant portion of our selling and marketing expenses are incurred in currencies other than the U.S. dollar. Selling and marketing expense as a percentage of revenue increased from 56% in 2007 to 60% in 2008, primarily as a result of increased selling and marketing expenses to support the launch and marketing of new and acquired products.

              General and administrative.    Our general and administrative expenses increased by 21% to $21.7 million in 2008 from $18.0 million in 2007 due to increased legal, tax, accounting and other professional and administrative fees incurred as we began preparing ourselves to be a publicly traded company. Our general and administrative expenses also increased during 2008 as a result of fluctuations in foreign currency exchange rates. As a percentage of revenue, general and administrative expenses remained constant at 12% in both 2007 and 2008.

              Research and development.    Research and development expenses increased by 55% to $20.6 million in 2008 from $13.3 million in 2007 to support new product development. Research and development expenses as a percentage of revenue were 12% and 9% in 2008 and 2007, respectively. We increased research and development in 2008 in an effort to support our strategy of broadening our product portfolio as well as to complete development of certain new product launches.

              Amortization of intangible assets.    Amortization of intangible assets increased by 41% to $11.2 million in 2008 from $7.9 million in 2007, primarily as a result of a full year of amortization of intangible assets acquired in the DVO, Nexa and Axya acquisitions. Amortization of intangible assets also increased in 2008 as a result of the consolidation of C2M Medical, which was the holding company that purchased the intangible asset that became the basis of our Piton knotless fixation device. Please see Note 16 of the consolidated financial statements for further discussion of the accounting for C2M Medical.

              In-process research and development.    In 2007, upon our acquisition of DVO, Nexa and Axya we recognized an expense of $15.1 million representing the estimated fair value of acquired IPR&D that had not yet reached technological feasibility and had no alternative future use. The fair value was determined by estimating the costs to develop the acquired IPR&D into commercially viable products, estimating the resulting net cash flows from this project and discounting the cash flows back to their present values. The resulting cash flows from the projects were based on our management's best estimates of revenue, cost of goods sold, research and development costs, selling and marketing costs, general and administrative costs and income taxes from the project.

              Interest expense.    Our interest expense increased to $11.2 million in 2008 from $2.4 million in 2007 due to the full-year impact of interest related to €34.5 million of notes payable issued in February of 2008. Of the $11.2 million of interest expense, net recorded in 2008, $4.7 million relates to non-cash amortization of debt discount recorded on the notes payable issued in 2008 and $3.4 million relates to paid-in-kind interest accrued as additional principal value of the notes payable issued in 2008.

              Foreign currency transaction gain (loss).    Our foreign currency transaction gain increased to a gain of $1.7 million in 2008 from a loss of $5.9 million in 2007. The majority of our foreign currency gains and losses in 2008 and 2007 relates to the impact of revaluing certain of our intercompany debt and payables between our U.S. and European subsidiaries as a result of changes in the Euro to U.S. dollar exchange rate.

              Other non-operating (expense) income.    Other non-operating expenses decreased by 30% to $1.4 million in 2008 from $2.0 million in 2007. Our non-operating expenses in 2008 consisted primarily of charges related to the disposal of non-operating assets that were previously acquired in 2007. The $2.0 million of non-operating expense in 2007 relates to certain value-added taxes incurred upon the transfer of acquisition-related expenses between legal entities to obtain future income tax deductibility.

              Income tax benefit.    Our income tax benefit decreased by 21% to $5.2 million in 2008 from $6.6 million in 2007, based on lower pre-tax loss. Our effective tax rate in 2008 and 2007 was 13% and 14%, respectively.

Seasonality and Quarterly Fluctuations

              Our business is seasonal in nature. Historically, demand for our products has been the lowest in our third quarter as a result of the European holiday schedule during the summer months.

              We have experienced and expect to continue to experience meaningful variability in our revenue and gross profit among quarters, as well as within each quarter, as a result of a number of factors, including, among other things, the number and mix of products sold in the quarter; the demand for, and pricing of, our products and the products of our competitors; the timing of or failure to obtain regulatory clearances or approvals for products; costs, benefits and timing of new product introductions; increased competition; the timing and extent of promotional pricing or volume discounts; changes in average selling prices; the availability and cost of components and materials; number of selling days; fluctuations in foreign currency exchange rates; and impairment and other special charges. In addition, we issued notes payable and warrants in both 2008 and 2009 in order to raise working capital. During 2009, we adopted new accounting guidance that requires we record the fair value of the warrants as a liability on our balance sheet and adjust that liability to fair value at each reporting period, which changes are recognized as either an expense or revenue in our statement of operations.

Liquidity and Capital Resources

              Since inception, we have generated significant operating losses. These, combined with significant charges not related to cash from operations, such as IPR&D, amortization of acquired intangible assets, fair value adjustments to our warrant liability and accretion of noncontrolling interests, have resulted in an accumulated deficit of $175.4 million as of October 3, 2010. Historically, our liquidity needs have been met through a combination of sales of our equity securities together with issuances of notes payable and warrants to both current shareholders and new investors and other bank related debt. Our notes payable have financial and operational covenants that could limit our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. As of October 3, 2010, we have $52.4 million in debt excluding our notes payable. Certain of these other debt agreements also include financial covenants that (i) require us to have a minimum level of tangible net worth in our U.S. operating subsidiary, (ii) have various levels of performance tests of debt to equity and debt to modified income specifically related to our French operating subsidiary and (iii) restrict our ability to borrow in our U.S. operating subsidiary if there is a default under the agreement, all of which may have an impact on our liquidity.

              The following table sets forth, for the periods indicated, certain liquidity measures:

	As of
	December 31, 2007	December 28, 2008	December 27, 2009	October 3, 2010
	($ in thousands)
Cash and cash equivalents	$17,347	$21,348	$37,969	$25,502
Working capital	48,507	66,779	98,993	93,956
Line of credit availability	1,821	7,927	13,530	9,497

              Operating activities.    Net cash used in operating activities was $2.2 million for the first three quarters of 2010 compared to net cash provided by operating activities of $3.6 million for the first three quarters of 2009, primarily driven by higher levels of accounts payable and accruals due to timing and an improvement in our consolidated net loss adjusted for non-cash items offset by increases in inventory, receivables and other current assets.

              Net cash provided by operating activities was $2.3 million in 2009 compared to net cash used in operating activities of $19.5 million in 2008. This improvement in our cash flows from operations was primarily driven by an improvement in our consolidated net loss adjusted for non-cash items by approximately $17.1 million, due to our increased leverage on operating expenses versus our increase in revenue. In addition, we decreased inventory by $4.3 million due to improved inventory management and lower levels of inventory to support product launches. We also experienced $5.4 million in favorable cash flows from lower receivable balances as a result of improved collection efforts in 2009. These cash flow improvements were partially offset by other changes in current assets and liabilities.

              Net cash used in operating activities was $19.5 million in 2008 compared to net cash used in operating activities of $8.2 million for 2007. The increase in net cash used in operating activities in 2008 was primarily driven by increased inventory of $21.3 million compared to 2007. The majority of this change in inventory was the result of inventory levels decreasing by $16.7 million in 2007 as a result of the fair value step-up on the sale of inventory that was acquired through business acquisitions. The remaining growth in inventory in 2008 was related to the additional inventory necessary to support a larger number of new product launches. This increase in inventory was offset by improvements in our consolidated net loss adjusted for non-cash items, better collections of receivables and increased cash from changes in other current assets and liabilities.

              Investing activities.    Net cash used in investing activities, including our acquisition- and licensing-related payments, totaled $18.0 million during the first three quarters of 2010, compared to $24.0 million during the first three quarters of 2009. The first three quarters of 2010 included

$10.5 million of instrument additions and $5.5 million of property, plant and equipment additions primarily related to preparing our new French manufacturing facility to begin production and $2.0 million of acquisition and licensing related payments related to contingent purchase price from a previous acquisition, as certain milestones were achieved in the first two quarters of 2010 and continued payments of contingent purchase price related to our consolidated subsidiary's acquisition of our Piton technology. The purchase agreement related to our acquisition of our Piton technology requires that we make payments equal to 25% of the sales of Piton for a three-year period ending in the fourth quarter of 2011. The first three quarters of 2009 included $9.7 million of instrument additions and $7.4 million of property, plant and equipment additions and $7.0 million of acquisition and licensing payments primarily related to earn-out payments made to the shareholders of DVO as a part of the asset purchase agreement we entered into in 2007 and from the execution of our license agreement with TAG for the ArthroTunneler products.

              Net cash used in investing activities, including our acquisition and licensing related payments, totaled $31.1 million, $43.3 million and $106.2 million in 2009, 2008 and 2007, respectively. Acquisition- and licensing-related payments of $7.7 million and $12.7 million in 2009 and 2008, respectively, were primarily related to earn-out payments made to the shareholders of DVO as a part of the asset purchase agreement we entered into in 2007. The payments made in 2009 were the final earn-out payments to be made under this agreement. Acquisition-related payments of $88.5 million in 2007 pertain to the purchase price paid for the acquisitions of Nexa and DVO. The amounts related to the addition of surgical instrumentation equipment was $12.3 million, $18.2 million and $9.4 million in 2009, 2008 and 2007, respectively. The increase in surgical instrumentation in 2009 relates primarily to supporting continued revenue growth as well as certain new product launches. The increase in surgical instrumentation in 2008 as compared to 2007 relates primarily to the building of instrument sets to support a much larger group of new product launches. The amounts related to property, plant and equipment was $11.1 million, $13.5 million and $8.3 million in 2009, 2008 and 2007 respectively. In 2009, we had approximately $2.4 million on leasehold improvements in conjunction with moving our Irish manufacturing operations into a newly leased facility. In 2008, we had approximately $6.1 million to purchase a new manufacturing facility in Grenoble, France.

              Our industry is capital intensive, particularly as it relates to surgical instrumentation. Historically, our capital expenditures have consisted principally of purchased manufacturing equipment, research and testing equipment, computer systems, office furniture and equipment and surgical instruments.

              Financing activities.    Net cash provided by financing activities decreased to $8.3 million during the first three quarters of 2010, from $44.2 million during the first three quarters of 2009. The decrease in net cash provided by financing activities was due to $49.3 million of proceeds in 2009 from the issuance of notes payable and warrants that did not reoccur in 2010 offset by an increase in borrowings under our revolving credit facilities during the first three quarters of 2010. We also generated $0.8 million in cash in the first three quarters of 2010 through the sale of ordinary shares and exercise of stock options.

              Net cash provided by financing activities totaled $44.9 million, $66.5 million and $121.9 million in 2009, 2008 and 2007. During 2009 and 2008, proceeds of $49.3 million and $52.4 million, respectively, were generated from the issuance of notes payable and warrants to be used as working capital. Proceeds of $2.9 million and $8.9 million were generated in 2009 and 2008, respectively, through the sale of our ordinary shares to various investors. In 2007, we also sold our ordinary shares and issued mandatorily convertible bonds for total proceeds of $100.9 million used primarily to fund our acquisitions of Nexa and DVO. During 2009, we made payments of $3.5 million on short-term debt and made payments of $3.9 million on long-term borrowing arrangements, net of cash generated from new long-term borrowing arrangements. This compares to payments on short-term debt of $2.1 million and cash generated of $7.3 million on long-term borrowing arrangements, net of payments on long-term debt, in 2008.

              The decrease in proceeds generated by the issuance of long-term debt was due to our ability to raise a higher level of term loans in France secured by certain working capital balances during 2008. During 2007, we generated proceeds of $11.1 million from additional borrowings under our short-term debt facilities and generated $9.9 million in proceeds from the issuance of new long-term debt, net of payments on existing long-term borrowings. The additional proceeds generated on short-term borrowings during 2007 relate to a higher level of usage of our revolving credit facilities at the end of 2007 compared to 2008 to support near term cash needs. We were also able to generate a slightly higher level of proceeds from the issuance of new long-term debt agreements during 2007 compared to 2008 to support our working capital needs.

              Other liquidity information.    We have funded our cash needs since our acquisition in 2006 through the issuance of equity, notes payable and warrants to a group of investors. Although it is difficult for us to predict our future liquidity requirements, we believe that our current cash balance of approximately $25.5 million and our existing available credit lines of $9.5 million will be sufficient to fund our working capital requirements and operations and permit anticipated capital expenditures in 2010. Our European subsidiaries have established a combination of secured and unsecured available lines of credit totaling in excess of $20.0 million as of October 3, 2010. The secured lines of credit generally have between one and two year terms and are renewed at the end of the related term. The unsecured lines of credit do not include specific terms and can be terminated by the banks upon 60 days notice. These lines of credit have variable interest rates based on the Euro Overnight Index Average plus 0.3% to 1.3% or a three-month Euro rate plus 1% to 3%. At October 3, 2010, we also had a $10.0 million credit line secured by our U.S. operating subsidiary, which was renewed in August of 2010. As a part of the renewal of this credit line, the total available credit was increased from $6.0 million to $10.0 million and now has a two-year renewal term. This line is secured by working capital and equipment and bears interest at a 30-day LIBOR plus 2.25% interest rate. In the event that we would require additional working capital to fund future operations, we could seek to acquire that through additional equity or debt financing arrangements. If we raise additional funds by issuing equity securities, our shareholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. There is no assurance that any financing transaction will be available on terms acceptable to us, or at all. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize.

Contractual Obligations and Commitments

              The following table summarizes our outstanding contractual obligations as of December 27, 2009, for the categories set forth below, assuming only scheduled amortizations and repayment at maturity:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	($ in thousands)
Amounts reflected in consolidated balance sheet:
Bank debt	$43,713	$22,779	$11,353	$5,600	$3,981
Notes payable	102,946	—	—	102,946	—
Shareholder loan	1,015	—	—	—	1,015
Capital leases	1,460	520	709	231	—
Amounts not reflected in consolidated balance sheet:
Interest on bank debt	3,507	1,359	1,073	491	584
Accrued paid-in-kind interest on notes payable	49,431	—	—	49,431	—
Interest on capital leases	109	60	47	2	—
Operating leases	18,158	3,954	6,621	3,099	4,484

Total	$220,339	$28,672	$19,803	$161,800	$10,064

The following table summarizes our outstanding contractual obligations as of October 3, 2010, for the categories set forth below, assuming only scheduled amortizations and repayment at maturity:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	($ in thousands) (unaudited)
Amounts reflected in consolidated balance sheet:
Bank debt	$48,257	$29,414	$10,221	$5,300	$3,322
Notes payable	98,141	—	47,355	50,786	—
Shareholder loan	2,425	—	—	—	2,425
Capital leases	1,669	574	852	243	—
Amounts not reflected in consolidated balance sheet:
Interest on bank debt	3,510	1,515	1,148	563	284
Accrued paid-in-kind interest on notes payable	47,231	—	22,780	24,451	—
Interest on capital leases	164	80	77	7	—
Operating leases	14,646	3,993	4,546	2,875	3,232

Total	$216,043	$35,576	$86,979	$84,225	$9,263

Off-Balance Sheet Arrangements

              We do not have any off-balance sheet arrangements, as defined by the rules and regulations of the SEC, that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these arrangements.

Critical Accounting Policies

              Our consolidated financial statements and related financial information are based on the application of U.S. GAAP. Our most significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes.

              Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our physician customers and information available from other outside sources, as appropriate. Changes in accounting estimates are reasonably likely to occur from period to period. Changes in these estimates and changes in our business could have a material impact on consolidated financial statements.

              We believe that the following accounting policies are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recognized in our consolidated financial statements for all periods presented. Management has discussed the development, selection and disclosure of our critical financial estimates with the audit committee and our board of directors. The judgments about those financial estimates are based on information available as of the date of our consolidated financial statements. Our critical financial policies and estimates are described below:

Revenue Recognition

              Our revenue is generated from sales to two types of customers: healthcare institutions and distributors. Sales to healthcare institutions represent the majority of our revenue. We utilize a network of independent sales agencies for sales in the United States and a combination of direct sales organizations, independent sales agencies and distributors for sales outside the United States. Revenue from sales to healthcare institutions is recognized at the time the device is implanted. We receive a notification of implant from the healthcare institution when the surgery occurs. Title to inventory generally does not transfer until the product is surgically implanted. We generally recognize revenue from sales to distributors at the time the product is shipped to the distributor. Distributors, who sell the products to their customers, take title to the products and assume all risks of ownership at time of shipment. Our distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products. In general, healthcare institutions and distributors do not have any rights of return or exchange.

Allowance for Doubtful Accounts

              We maintain an allowance for doubtful accounts for estimated losses in the collection of accounts receivable. We make estimates regarding the future ability of our customers to make required payments based on historical credit experience, delinquency and expected future trends. The majority of our receivables are due from healthcare institutions, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable and has resulted in a low level of historical write-offs. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continued collection efforts.

              We believe that the amount included in our allowance for doubtful accounts has been a historically appropriate estimate of the amount of accounts receivable that is ultimately not collected. While we believe that our allowance for doubtful accounts is adequate, the financial condition of our customers and the geopolitical factors that impact reimbursement under individual countries' healthcare systems can change rapidly, which may necessitate additional allowances in future periods. Our allowance for doubtful accounts was $2.7 million and $2.2 million at December 27, 2009, and December 28, 2008, respectively.

Excess and Obsolete Inventory

              We value our inventory at the lower of the actual cost to purchase or manufacture the inventory on a first-in, first-out, or FIFO, basis or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based on an analysis of historical product sales together with our forecast of product demand and production requirements. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, our industry is characterized by regular new product development that could result in an increase in the amount of obsolete inventory quantities on hand due to cannibalization of existing products. Also, our estimates of future product demand may prove to be inaccurate, in which case we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of goods sold at the time of such determination. Regardless of changes in our estimates of future product demand, we do not increase the value of our inventory above its adjusted cost basis. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, significant unanticipated decreases in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results. Charges incurred for excess and obsolete inventory were $6.8 million, $3.6 million and $3.8 million for the fiscal years ended 2009, 2008 and 2007, respectively.

Instruments

              Instruments are handheld devices used by orthopaedic surgeons during joint replacement and other surgical procedures to facilitate the implantation of our products. There are no contractual terms with respect to the usage of our instruments by our customers. Surgeons are under no contractual commitment to use our instruments. We maintain ownership of these instruments and, when requested, we allow the surgeons to use the instruments to facilitate implantation of our related products. We do not currently charge for the use of our instruments and there are no minimum purchase commitments of our products. As our surgical instrumentation is used numerous times over several years, often by many different customers, instruments are recognized as long-lived assets once they have been placed in service. Instruments, and instrument parts, that have not been placed in service are carried at cost, net of allowances for excess and obsolete instruments, and are included as instruments in progress within instruments, net on the consolidated balance sheets. Once placed in service, instruments are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on average estimated useful lives. Estimated useful lives are determined principally in reference to associated product life cycles, and average five years. As instruments are used as tools to assist surgeons, depreciation of instruments is recognized as a sales and marketing expense. Instrument depreciation expense was $4.0 million, $6.3 million and $9.4 million during the fiscal years ended December 31, 2007, December 28, 2008 and December 27, 2009, respectively.

              We review instruments for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows relating to the assets are less than the asset's carrying amount. An impairment loss is measured as the amount by which the carrying amount of an asset exceeds its fair value.

Goodwill and Long-Lived Assets

              We have approximately $136.9 million of goodwill recorded at December 27, 2009 as a result of the acquisition of businesses. Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest that impairment exists. Based on our single business approach to decision-making, planning and resource allocation, we have determined that we have one reporting unit for purposes of evaluating goodwill for impairment. We use widely accepted valuation techniques to determine the fair value of our reporting unit used in our annual goodwill impairment analysis. Our valuation is primarily based on the income approach that is supported by a discounted cash flow analysis. The market approach used consists of comparisons to the valuations of a group of guideline public companies. We do not currently generate earnings from operations and therefore do not use the results of the market approach in our valuation. Rather, the results of our market approach are used to evaluate the reasonableness of the income approach. We performed our annual impairment test on the first day of the fourth quarter of 2009 and determined that the fair value of our reporting unit exceeded its carrying value and, therefore, no impairment charge was necessary.

              The impairment evaluation related to goodwill requires the use of considerable management judgment to determine discounted future cash flows, including estimates and assumptions regarding the amount and timing of cash flows, cost of capital and growth rates. Cash flow assumptions used in the assessment are estimated using assumptions in our annual operating plan as well as our five-year strategic plan. Our annual operating plan and strategic plan contain revenue assumptions that are derived from existing technology as well as future revenues attributed to in-process technologies and the associated launch, growth and decline assumptions normal for the life cycle of those technologies. In addition, management considers relevant market information, peer company data and historical financial information. We also considered our historical operating losses in assessing the risk related to our future cash flow estimates and attempted to reflect that risk in the development of our weighted average cost of capital.

              Our business is capital intensive, particularly as it relates to surgical instrumentation. We depreciate our property, plant and equipment and amortize our intangible assets based upon our estimate of the respective asset's useful life. Our estimate of the useful life of an asset requires us to make judgments about future events, such as product life cycles, new product development, product cannibalization and technological obsolescence, as well as other competitive factors beyond our control. We account for the impairment of long-lived assets in accordance with FASB ASC Section 360, Property, Plant and Equipment (FASB ASC 360). Accordingly, when indicators of impairment exist, we evaluate impairments of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If we determine that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, if we determine that an asset has been impaired, an adjustment would be charged to earnings based on the asset's fair market value, or discounted cash flows if the fair market value is not readily determinable, reducing revenue in that period.

Warrant Liability

              During 2008 and 2009 we raised additional working capital funds through the sale of notes payable and warrants to purchase our ordinary shares. In accordance with U.S. GAAP, these warrants were classified as a liability and carried at fair value because the warrants were denominated in a currency other than the functional currency of the issuing entity. We estimated the fair value of the warrant liability using a Black-Scholes option pricing model. The determination of the fair value of our warrant liability utilizing the Black-Scholes model is affected by our share price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The expected life of our warrants was determined to be equal to the remaining contractual term as the warrants were fully detachable from the notes payable with which they were issued. As a non-public entity, historic volatility is not available for our ordinary shares. As a result, we estimated volatility based on a peer group of companies, which collectively provides a reasonable basis for estimating volatility. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the remaining term of the warrants. The final input, which has a significant impact on the estimated fair value of our warrant liability, is our estimated fair value of our underlying ordinary shares. Refer to "—Significant Factors Used in Determining Fair Value of Our Ordinary Shares" below for a detailed discussion of how we estimate the fair value of our underlying shares. In May 2010, we executed agreements with 100% of the warrant holders to exchange their warrants for ordinary shares of Tornier B.V. This transaction settled the warrant liability. Refer to Note 8 of the consolidated financial statements for further discussion of this transaction.

Accounting for Income Taxes

              Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax-saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Realization of deferred tax assets in each taxable jurisdiction is dependent on our ability to generate future taxable income sufficient to realize the benefits. Management evaluates deferred tax assets on an ongoing basis and provides valuation allowances to reduce net deferred tax assets to the amount that is more likely than not to be realized.

              Our valuation allowance balances totaled $22.8 million and $17.4 million as of December 27, 2009, and December 28, 2008, respectively, due to uncertainties related to our ability to realize, before expiration, some of our deferred tax assets for both U.S. and foreign income tax purposes. These deferred tax assets primarily consist of the carryforward of certain tax basis net operating losses and general business tax credits.

              In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), effective January 1, 2007, which requires the tax effects of an income tax position to be recognized only if they are more-likely-than-not to be sustained based solely on the technical merits as of the reporting date. On December 30, 2008, the FASB further delayed the effective date of this guidance for certain non-public enterprises until annual financial statements for fiscal years beginning after December 15, 2008. Effective July 1, 2009, this standard was incorporated into FASB ASC Section 740, Income Taxes. We adopted these provisions of ASC Section 740 in 2009. As a multinational corporation, we are subject to taxation in many jurisdictions and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit in the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. Our liability for unrecognized tax benefits totaled $3.0 million as of December 27, 2009. See Note 11 to our consolidated financial statements for the fiscal year ended December 27, 2009, for further discussion of our unrecognized tax benefits.

Share-Based Compensation

              The estimated fair value of share-based awards exchanged for employee and non-employee director services are expensed over the requisite service period. Option awards issued to non-employees (excluding non-employee directors) are recorded at their fair value as determined in accordance with authoritative guidance, are periodically revalued as the options vest and are recognized as expense over the related service period.

              For purposes of calculating share-based compensation, we estimate the fair value of stock options using a Black-Scholes option pricing model. The determination of the fair value of share-based payment awards utilizing this Black-Scholes model is affected by our share price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

              We do not have information available which is indicative of future exercise and post-vesting behavior to estimate the expected term. As a result, we adopted the simplified method of estimating the expected term of a stock option, as permitted by the Staff Accounting Bulletin No. 107. Under this method, the expected term is presumed to be the mid-point between the vesting date and the contractual end of the term. As a non-public entity, historic volatility is not available for our ordinary shares. As a result, we estimated volatility based on a peer group of companies, that we believe collectively provides a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of our ordinary share price becomes available or the selected companies are no longer suitable for this purpose. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected life of our stock options. The estimated pre-vesting forfeiture rate is based on our historical experience together with estimates of future employee turnover. We do not expect to declare dividends in the foreseeable future.

              The following table summarizes the amount of share-based compensation expense recognized in our statements of operations by expense category:

	Year ended
	December 31, 2007	December 28, 2008	December 27, 2009
	($ in thousands)
Cost of goods sold	$221	$341	$77
Selling and marketing	794	1,034	1,306
General and administrative	1,608	2,051	2,250
Research and development	213	246	280

Total share-based compensation	$2,836	$3,672	$3,913

              If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining share-based compensation expense and the actual factors which become known over time, specifically with respect to anticipated forfeitures, we may change the input factors used in determining share-based compensation costs for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual share-based compensation expense recognized in future periods will likely increase.

Significant Factors Used in Determining Fair Value of Our Ordinary Shares

              The fair value of our ordinary shares that underlie the stock options we have granted has historically been determined by our board of directors based upon information available to it at the time of grant. Because, prior to this offering, there has been no public market for our ordinary shares, our board of directors has determined the fair value of our ordinary shares by utilizing, among other things, transactions involving sales of our ordinary shares, other financing events involving our ordinary shares and contemporaneous valuation studies conducted as of January 31, 2008, and December 27, 2009. The findings of these valuation studies were based on our business and general economic, market and other conditions that could be reasonably evaluated at that time. The analyses of the valuation studies incorporated extensive due diligence that included a review of our company, including its financial results, business agreements, intellectual property and capital structure. The valuation studies also included a thorough review of the conditions of the industry in which we operate and the markets that we serve. The methodologies of the valuation studies included an analysis of the fair market value of our company using three widely accepted valuation methodologies: (1) market multiple, (2) comparable transactions and (3) discounted cash flow. These valuation methodologies were based on a number of assumptions, including our forecasted future revenue and industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation.

              The market multiple methodology involved the multiplication of revenue by risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, which were selected on the basis of operational and economic similarity with our principal business operations. Revenue multiples, when applicable, were calculated for the comparable companies based upon daily trading prices. A comparative risk analysis between us and the public companies formed the basis for the selection of appropriate risk-adjusted multiples for our company. The risk analysis incorporated factors that relate to, among other things, the nature of the industry in which we and other comparable companies are engaged. The comparable transaction methodology also involved multiples of earnings and cash flow. Multiples used in this approach were determined through an analysis of transactions involving controlling interests in companies with operations similar to our principal business operations. The discounted cash flow methodology involved estimating the present value of the projected cash flows to be generated from the business and theoretically available to the capital providers of our company. A discount rate was applied to the projected future cash flows to reflect all risks of ownership and the associated risks of realizing the stream of projected cash flows. Since the cash flows were projected over a limited number of years, a terminal value was computed as of the end of the last period of projected cash flows. The terminal value was an estimate of the value of the enterprise on a going concern basis as of that future point in time. Discounting each of the projected future cash flows and the terminal value back to the present and summing the results yielded an indication of value for the enterprise. Our board of directors took these three approaches into consideration when establishing the fair value of our ordinary shares.

              The fair value of our ordinary shares was initially established on July 18, 2006, based on the price per share paid in the Investor Group's initial acquisition. During the first quarter of 2007, we sold approximately $92.6 million of additional ordinary shares to our existing shareholders at a price of $13.89 per share to fund certain acquisitions. This price was then used as the fair value of our ordinary shares until December 31, 2007. During 2007, we began to integrate three acquired companies, all of which expanded our product portfolio and helped to increase our sales by 22%. On January 1, 2008, we increased the value of our ordinary shares to $16.98 per share based on the conclusions of our board of directors in analyzing several factors including an independent valuation. We believe this increase in fair value was warranted based on several factors including our continued revenue growth and broadening product portfolio, offset by our increased operating expenses from the acquired business. From January 1, 2008 to December 27, 2009, we granted 1,105,416 stock options at an exercise price of $16.98 per share. During this period, we continued to experience revenue growth through continued product launches, new product licensing transactions and increased volumes and market share. However, during the same period we increased manufacturing costs and operating expenses to build an operational foundation on which we could sustain continued double digit revenue growth. As a result, we experienced a decrease in our operating profitability and higher levels of cash used to sustain our operations compared to 2007. As a result of our continued high growth offset by increased spending levels, we determined that a change in the fair value of our ordinary shares was not necessary. This determination was supported by the fact that, during this time, we sold additional shares of our ordinary shares to various investors, including former shareholders of one of our 2007 acquisitions and certain other business partners, all at a price of $16.98 per share. During this time, we also raised additional working capital through the sale of $52.4 million of notes payable and warrants in February 2008 and $49.3 million of notes payable and warrants in April 2009. These sales of notes payable and warrants were to a combination of then current investors, certain new investors and members of management. In both instances, the exercise price of the warrants sold was set at $16.98 per share as we continued to estimate the value of our ordinary shares to be $16.98 per share. On December 27, 2009, we decided to increase our estimate of the fair value of our ordinary shares to $22.50 per share. Our estimated fair value of $22.50 per share was determined by our board of directors based on several factors including an independent valuation discussed previously. We believed the increase in the estimated fair value of our ordinary shares was appropriate during 2009 as our sales continued to grow at a high rate while our operating profit, excluding depreciation, amortization and share-based compensation, began to increase and our cash flow from operations also improved substantially. Stock options granted during these periods had exercise prices equal to the then estimated fair value of our ordinary shares.

              We also granted 765,464 options in June of 2010 as part of our annual option grants as well as for certain new employees and a new director. These options were granted with an exercise price of $22.50 per share which we estimated to be the fair value of our underlying shares at the dates of grant. Our board of directors estimated the fair value of our underlying ordinary shares during 2010 by reviewing various factors including our first quarter results, current market conditions, the impact of various 2010 corporate transactions and by reviewing an updated independent valuation report. We believed that certain factors were increasing the fair value of our ordinary shares such as a shortened time period between the estimated valuation date and the estimated date of our pending initial public offering which would reduce the discount to our ordinary shares for the current lack of liquidity and marketability. However, this increase in fair value was offset by two dilutive transactions occurring in 2010 in which we issued additional ordinary shares in our acquisition of C2M (refer to Note 16 of the consolidated financial statements) and in the exchange of all previously outstanding warrants (refer to Note 21 of the consolidated financial statements). Both of these transactions included the issuance of additional ordinary shares without corresponding increases in our overall estimated enterprise value. As a result, these transactions reduced the fair value of our ordinary shares on a per share basis. As a result of our analyses, we determined that the fair value of our ordinary shares was $22.50 per ordinary share. The weighted average fair value of the option grants was $11.07 per share aggregating total future compensation of $8.5 million, reduced by our ongoing estimates of expected forfeitures, to be recognized over the four year period subsequent to the respective dates of grant.

              In October 2010 and December 2010 we granted 135,333 and 95,833 options, respectively, to certain employees. The options were granted with an exercise price of $22.50 per share, which we estimated to be the fair value of our underlying ordinary shares at each grant date.

              Although it is reasonable to expect that the completion of our initial public offering will increase the value of our ordinary shares as a result of increased liquidity and marketability, at this stage the amount of additional value cannot be measured with precision or certainty.

Recent Accounting Pronouncements

              We adopted the FASB Accounting Standards Codification, or ASC, Topic 105 as the single official source of authoritative, nongovernmental generally accepted accounting principles in the United States. On the effective date, all then-existing non-SEC accounting literature and reporting standards were superseded and deemed non-authoritative. The adoption of this pronouncement did not have a material impact on our consolidated financial statements; however, the ASC affected the way we reference authoritative guidance in our consolidated financial statements.

              In December 2007, the FASB issued ASC Topic 805, formerly SFAS No. 141(R), Business Combinations. ASC Topic 805 establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC Topic 805 is to be applied prospectively to business combinations for which the acquisition date is during or after 2009. As the guidance is applied prospectively, the adoption did not have a material impact on our current consolidated financial statements or results of operations.

              In December 2007, the FASB also issued ASC Topic 810, formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51. ASC Topic 810 changes the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. ASC Topic 810 required retroactive adoption of the presentation and disclosure requirements for existing minority interests. The guidance became effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The impact of adoption on the consolidated financial statements was immaterial.

              In March 2008, the FASB issued ASC Topic 815, formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment to SFAS No. 133. ASC Topic 815 requires increased disclosure of our derivative instruments and hedging activities, including how derivative instruments and hedging activities affect consolidated statement of earnings, balance sheets and cash flows. The guidance was effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on our financial position or results of operations.

              In July 2006, the FASB issued ASC Topic 740, formerly FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109. ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by defining the criterion that an individual tax position must meet in order to be recognized in the financial statements. ASC Topic 740 requires that the tax effects of a position be recognized only if it is more likely than not to be sustained based solely on the technical merits as of the reporting date. ASC Topic 740 further requires that interest that the tax law requires to be paid on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the return and the tax benefit recognized in the financial statements. ASC Topic 740 also requires additional disclosures of unrecognized tax benefits, including a reconciliation of the beginning and ending balance. On December 30, 2008, the FASB further delayed the effective date of this guidance for certain non-public enterprises until annual financial statements for fiscal years beginning after December 15, 2008. We adopted these provisions of ASC Topic 740 in 2009. We recognized $0.3 million in retained earnings as the impact of adoption. Refer to Note 11 to our consolidated financial statements and related notes thereto for details regarding the impact of adoption.

              In June of 2008, the Emerging Issues Task Force, or EITF, issued ASC Topic 815, formerly EITF Issue 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock. ASC Topic 815 addresses how an entity should determine if an instrument (or an embedded feature), such as the warrants issued by us in 2008 and 2009, is indexed to its own stock. The EITF reached a consensus that establishes a two-step approach to making this assessment. In the first step, an entity evaluates any contingent exercise provisions. In the second step, an entity will evaluate the instruments' settlement provisions. This guidance became effective for fiscal year 2009 for us, and is accounted for as a change in accounting principle through prospective application, with the cumulative effect of adoption of $0.9 million recognized in accumulated deficit. In addition, adoption of this guidance required that warrants issued by us in 2008 be reclassified from equity to a liability. These warrants, as well as warrants issued in 2009, are now carried at fair value on the consolidated balance sheet as warrant liabilities. These liabilities were adjusted to fair value through current period earnings. We have subsequently settled our warrant liability in May of 2010 by exchanging all the outstanding warrants for our ordinary shares. See Note 8 to our consolidated financial statements and related notes thereto for further discussion.

Quantitative and Qualitative Disclosures About Market Risk

              We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rate fluctuations. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We believe we are not exposed to a material market risk with respect to our invested cash and cash equivalents.

Interest Rate Risk

              Borrowings under our various revolving lines of credit in the United States and in Europe generally bear interest at variable annual rates. Borrowings under our various term loans in the United States and Europe are mixed between variable and fixed interest rates. As of October 3, 2010, we had $23.0 million in borrowings under our revolving lines of credit and $29.4 million in borrowings under various term loans. Based upon this debt level, a 10% increase in the interest rate on such borrowings would not have a material impact on interest expense.

              At October 3, 2010, our cash and cash equivalents were $25.5 million. Based on our annualized average interest rate, a 10% decrease in the interest rate on such balances would result in an immaterial impact on an annual basis.

Foreign Currency Exchange Rate Risk

              Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect our financial results. In the first three quarters of 2010 and fiscal years 2009 and 2008, approximately 43%, 44% and 49%, respectively, of our sales were denominated in foreign currencies. We expect that foreign currencies will continue to represent a similarly significant percentage of our sales in the future. Operating expenses related to these sales are largely denominated in the same respective currency, thereby limiting our transaction risk exposure. We therefore believe that the risk of a significant impact on our operating income from foreign currency fluctuations is not significant. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases and if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices not being competitive in a market where business is transacted in the local currency.

              In 2009, approximately 91% of our sales denominated in foreign currencies were derived from EU countries and were denominated in Euros. Additionally, we have significant intercompany payables and debt with certain European subsidiaries, which are denominated in foreign currencies, principally the Euro. Our principal exchange rate risk therefore exists between the U.S. dollar and the Euro. Fluctuations from the beginning to the end of any given reporting period result in the remeasurement of our foreign currency-denominated cash, receivables, payables and debt-generating currency transaction gains or losses that impact our non-operating revenue/expense levels in the respective period and are reported in foreign currency transaction gain (loss) in our consolidated financial statements. We recorded a foreign currency transaction loss of approximately $0.9 million in 2009 related to the translation of our foreign-denominated receivables, payables and debt into U.S. dollars. We do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposure to foreign currency exchange rates in the future.

Controls and Procedures

              We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, in addition to those discussed below, may have been identified.

              Solely in connection with the audit of our consolidated financial statements for 2007, 2008 and 2009, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness consisted of our lack of policies and procedures, with the associated internal controls, to appropriately identify, evaluate and document accounting analysis and conclusions for complex, non-routine transactions including related party transactions.

              Certain related party transactions that occurred in 2006, 2007 and 2008 were either not identified by us on a timely basis, or inappropriate accounting conclusions were reached at the time of the transactions. These transactions were identified and appropriate accounting conclusions were reached during 2009 in conjunction with our financial statement close process and the audit of our 2009 financial statements by our independent registered public accounting firm. We have taken numerous steps and plan to take additional steps intended to address the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes and documented procedures, and the hiring of additional accounting and finance personnel as necessary. The actions that we have taken are subject to ongoing senior management review, as well as audit committee oversight.

              Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and therefore our management team is not currently required to perform an annual assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm is not required to express an opinion on management's assessment and on the effectiveness of our internal control over financial reporting. These requirements will first apply to our annual report on Form 10-K for our fiscal year ending January 1, 2011.

              Notwithstanding the material weaknesses described above, we have performed additional analyses and other procedures to enable management to conclude that our consolidated financial statements included in this filing were prepared in accordance with U.S. generally accepted accounting principles.

BUSINESS

Overview

              We are a global medical device company focused on surgeons that treat musculoskeletal injuries and disorders of the shoulder, elbow, wrist, hand, ankle and foot. We refer to these surgeons as extremity specialists. We sell to this extremity specialist customer base a broad line of joint replacement, trauma, sports medicine and orthobiologic products to treat extremity joints. Our motto of "specialists serving specialists" encompasses this focus. In certain international markets, we also offer joint replacement products for the hip and knee. We currently sell over 70 product lines in approximately 35 countries.

              We have had a tradition of innovation, intense focus on surgeon education and commitment to advancement of orthopaedic technology since our founding approximately 70 years ago in France by René Tornier. Our history includes the introduction of the porous orthopaedic hip implant, the application of the Morse taper, which is a reliable means of joining modular orthopaedic implants, and, more recently, the introduction of the reversed shoulder implant in the United States. This track record of innovation over the decades stems from our close collaboration with leading orthopaedic surgeons and thought leaders throughout the world.

              We were acquired in 2006 by the Investor Group. They recognized the potential to leverage our reputation for innovation and our strong extremity joint portfolio as a platform upon which they could build a global company focused on the rapidly evolving upper and lower extremity specialties. The Investor Group has contributed capital resources and a management team with a track record of success in the orthopaedic industry in an effort to expand our offering in extremities and accelerate our growth. Since the acquisition in 2006, we have:

    •
    created a single, extremity specialist sales channel in the United States primarily focused on our products;

    •
    enhanced and broadened our portfolio of shoulder joint implants and foot and ankle products;

    •
    entered the sports medicine and orthobiologics markets through acquisitions and licensing agreements;

    •
    improved our hip and knee product offerings, helping us gain market share internationally; and

    •
    significantly increased investment in research and development and expanded business development activities to build a pipeline of innovative new technologies.

              As a result of the foregoing actions, we believe our addressable worldwide market opportunity has increased from approximately $2 billion in 2006 to approximately $7 billion in 2009.

              We believe we are differentiated by our full portfolio of upper and lower extremity products, our dedicated extremity-focused sales organization and our strategic focus on extremities. We further believe that we are well-positioned to benefit from the opportunities in the extremity products marketplace as we are already among the global leaders in the shoulder and ankle joint replacement markets with the #2 market position worldwide for sales of shoulder joint replacement products and the #1 market position in the United States in foot and ankle joint replacement systems in 2009 as measured by revenue. We more recently have expanded our technology base and product offering to include: new joint replacement products based on new materials; improved trauma products based on innovative designs; and proprietary orthobiologic materials for soft tissue repair. In the United States, which is the largest orthopaedic market, we believe that our single, "specialists serving specialists" distribution channel is strategically aligned with what we believe is an ongoing trend in orthopaedics for surgeons to specialize in certain parts of the anatomy or certain types of procedures.

              Our principal products are organized in four major categories: upper extremity joints and trauma, lower extremity joints and trauma, sports medicine and orthobiologics, and large joints and other. Our upper extremity products include joint replacement and bone fixation devices for the shoulder, hand, wrist and elbow. Our lower extremity products include joint replacement and bone fixation devices for the foot and ankle. Our sports medicine and orthobiologics product category includes products used across several anatomic sites to mechanically repair tissue-to-tissue or tissue-to-bone injuries, in the case of sports medicine, or to support or induce remodeling and regeneration of tendons, ligaments, bone and cartilage, in the case of orthobiologics. Our large joints and other products include hip and knee joint replacement implants and ancillary products.

              Innovations in the orthopaedic industry have typically consisted of evolutions of product design in implant fixation, joint mechanics, and instruments and modifications of existing metal or plastic-based device designs rather than new products based on combinations of new designs and new materials. In contrast, the growth of our target markets has been driven by the development of products that respond to the particular mechanics of small joints and the importance of soft tissue to small joint stability and function. We are committed to the development of new designs utilizing both conventional materials and new tissue-friendly biomaterials that we expect will create new markets. We believe that we are a leader in researching and incorporating some of these new technologies across multiple product platforms.

              In the United States, we sell products from our upper extremity joints and trauma, lower extremity joints and trauma, and sports medicine and orthobiologics product categories; we do not actively market large joints in the United States nor do we currently have plans to do so. While we market our products to extremity specialists, our revenue is generated from sales to healthcare institutions and distributors. We sell through a single sales channel consisting of a network of independent commission-based sales agencies. Internationally, where the trend among surgeons toward specialization is not as advanced as in the United States, we sell our full product portfolio, including upper extremity joints and trauma, lower extremity joints and trauma, sports medicine and orthobiologics and large joints. We utilize several distribution approaches depending on the individual market requirements, including direct sales organizations in the largest European markets and independent distributors for most other international markets. In 2009, we generated revenue of $201.5 million, 56% of which was in the United States and 44% of which was international.

Our Business Strategies

              Our goal is to strengthen our leadership position serving extremity specialists. The key elements of our strategy include:

              Leveraging our "specialists serving specialists" strategy:    We believe our focus on and dedication to extremity specialists enables us to better understand and address the clinical needs of these surgeons. We believe that extremity specialists, who have emerged as a significant constituency in orthopaedics only in the last ten to 15 years, have been underserved in terms of new technology and also inefficiently served by the current marketplace. We offer a comprehensive portfolio of extremity products, and also serve our customers through a sales channel that is dedicated to extremities, which we believe provides us with a significant competitive advantage, because our sales agencies and their representatives have both the knowledge and desire to comprehensively meet the needs of extremity specialists and their patients, without competing priorities.

              Advancing scientific and clinical education:    We believe our specialty focus, commitment to product innovation and culture of scientific advancement attract both thought leaders and up-and-coming surgeon specialists who share these values. We actively involve these specialists in the development of world-class training and education programs and encourage ongoing scientific study of our products. Specific initiatives include the Tornier Master's Courses in shoulder and ankle joint replacement, The Fellows and Chief Residents Courses, and a number of clinical concepts courses. We also maintain a registry that many of our customers utilize to study and report on the outcomes of procedures in which our extremity products have been used. We believe our commitment to science and education also enables us to reach surgeons early in their careers and provide them access to a level of training in extremities that we believe is not easily accessible through traditional orthopaedic training.

              Introducing new products and technologies to address more of our extremity specialists' clinical needs:    Our goal is to continue to introduce new technologies for extremity joints that improve patient outcomes and thereby continue to expand our market opportunity and share. Our efforts have been focused on joint replacement, as well as sports medicine and orthobiologics, given the importance of these product categories to extremity surgeons. Since our acquisition by the Investor Group, we have significantly increased our investment in research and development to accelerate the pace of new product introduction. During 2009, we invested $18.1 million in research and development and introduced 18 new products, and in 2008, we invested $20.6 million and introduced nine new products, up from only $13.3 million and four new products in 2007. We have also been active in gaining access to new technologies through external partnerships, licensing agreements and acquisitions. We believe that our reputation for effective collaboration with industry thought leaders as well as our track record of effective new product development and introductions will allow us to continue to gain access to new ideas and technologies early in their development.

              Expanding our international business:    We face a wide range of market dynamics that require our distribution channels to address both our local market positions and local market requirements. For example, in France, which is a more developed extremities market and where we have a diversified extremities, hip and knee business, we have two direct sales organizations. One is focused on products for upper extremities, and the other focused on hip and knee replacements and products for lower extremities. In other European markets, we utilize a combination of direct and distributor strategies that have evolved to support our expanding extremity business and also to support our knee and hip market positions. In large international markets where the extremity market segment is relatively underdeveloped, such as Japan and China, the same sales channel sells our hip and knee product portfolios and extremity joint products, which provides these sales channels sufficient product breadth and economic scale. We plan on expanding our international business by continuing to adapt our distribution channels to the unique characteristics of individual markets.

              Achieving and improving our profitability through operating leverage:    With the additional capital resources brought by the Investor Group, we have made significant investments over the last several years in our research and development, sales and marketing, and manufacturing operations to build what we believe is a world-class organization capable of driving sustainable global growth. For example, we grew our research and development organization from approximately 20 employees as of December 31, 2006 to 79 employees as of December 27, 2009. We created a new global sales and marketing leadership team by integrating key personnel from acquired organizations and recruiting additional experienced medical device sales and marketing professionals. We also expanded our manufacturing capacity with two new plants in Ireland and France. With these organizational and infrastructure investments in place, we believe we have the infrastructure to support our growth for the foreseeable future. As a result, we believe we can increase revenue and ultimately achieve and improve profitability.

Our Surgeon Customers

              We estimate that there are over 80,000 orthopaedic and over 9,000 podiatric surgeons worldwide who specialize in surgical treatment of the musculoskeletal system, including bones, joints and soft tissues such as tendons and ligaments. In the United States and certain other developed markets, there has been a trend over the past two decades for these surgeons to specialize in certain parts of the anatomy or certain types of procedures. We believe that the trend toward specialization has been supported by the expansion of specialist professional societies and an increase in the number of fellowship programs. We focus on the following orthopaedic specialist groups:

              Upper Extremity Specialists:    Upper extremity specialists perform joint replacement and trauma and soft tissue repair procedures for the shoulder, elbow, wrist and hand. We believe the evolution of this specialty has been driven by the unique requirements of these joints due to the relative importance of soft tissue to joint function and the increased complexity and breadth of technology available for use in these procedures. For this reason, in addition to joint replacement and trauma products, upper extremity specialists utilize a broad range of sports and orthobiologic products. We believe upper extremity specialists now perform the majority of shoulder joint replacements that were previously performed by reconstructive and general orthopaedic surgeons.

              Lower Extremity Specialists:    Lower extremity specialists perform a wide range of joint replacement, trauma, reconstruction and soft tissue repair procedures for the foot and ankle. This specialist group principally consists of orthopaedic surgeons who have received fellowship or other specialized training. Additionally, Doctors of Podiatric Medicine with special surgical training may perform certain foot and ankle surgical procedures in the United States, Canada and United Kingdom.

              Sports Medicine Specialists:    Sports medicine specialists are surgeons who use minimally invasive surgical techniques, including arthroscopy, for the repair of soft tissues. Arthroscopy is a minimally invasive surgical technique in which a surgeon creates several small incisions at the surgery site; inserts a fiber optic scope with a miniature video camera as well as surgical instruments through the incisions to visualize, access and conduct the procedure; and uses a video monitor to view the surgery itself. The sports medicine specialty is not just limited to treatment of athletes, but rather all patients with orthopaedic soft tissue injuries or disease. The most common sports medicine procedures are ligament repairs in the knee and rotator cuff tendon repair in the shoulder.

              Reconstructive and General Orthopaedic Surgeons:    Reconstructive and general orthopaedic surgeons are important customers for us in selected European countries and other international markets. In these markets orthopaedic surgeons may treat multiple areas of bone and joint disease and trauma, and commonly perform procedures involving extremity joints as well as hip and knee joint replacement. For these target customers, we are able to provide not only our broad product category for extremity joint procedures, but also our hip and knee joint replacement products.

Our Target Markets

              We compete on a worldwide basis providing upper and lower extremity specialist surgeons a wide range of products from several major segments of the orthopaedic market, including extremity joints, sports medicine, orthobiologics and trauma. According to research provided by Millennium Research Group, in 2008 we represented approximately (i) 31% of the U.S. foot and ankle reconstructive implant market and (ii) 18% of the U.S. shoulder device market. In addition, we compete in the hip and knee segments of certain international markets where we have a strong legacy presence such as in France, where participation in the local hip and knee market is important to our distributor partners, and in China, where the market for our extremity focused products is still small. The table below provides the estimated portion of the various market segments that are addressed by our currently marketed products as well as the estimated compound annual growth rate, or CAGR, for each market segment. The table also provides an estimate of the total market size, which includes the portion addressable by our products, for each of the market segments.

	Estimated addressable market				Estimated total global orthopaedic market(2)
	2009 market size ($ in billions)		2009-2013 estimated CAGR		2009 market size ($ in billions)
Extremity Joints	$0.9	(1)	11%	(1)	$0.9
Sports Medicine	$1.1	(1)	10%	(1)	$3.3
Orthobiologics	$0.7	(1)	11%	(1)	$3.9
Trauma	$2.3	(1)	12%	(1)	$5.2
Knee Joints	$1.0	(2)	5%	(2)	$6.8
Hip Joints	$0.9	(2)	5%	(2)	$5.7
Spine	NA		NA		$7.2

Total	$7.0		10%		$33.0

(Sum
of numbers may not match total due to rounding)
(1)
Based on data provided by Millennium Research Group.
(2)
Based on management's experience and industry data. Our hip and knee addressable market is limited to selected international geographies.

              We believe our addressable portion of the market will grow at a faster rate than the overall orthopaedic market due to the introduction of new technologies with improved clinical outcomes, a growing number of extremity specialists, the aging of the general population and the desire for people to remain physically active as they grow older. Overviews of the major orthopaedic markets in which we compete, as well as our targeted participation in those markets, are as follows:

              Extremity Joints:    The extremity joint market includes implantable devices used for the replacement of shoulder, elbow, hand, and foot and ankle joints. We believe this market has been under-served and underdeveloped by major orthopaedic companies, which have generally focused on the much larger hip, knee and spine markets. As a result, the growth of the extremity joint market is still benefiting from market-expanding design and materials technologies and from growth in the number of upper and lower extremity specialists. We believe that we are a leader in both the shoulder and ankle joint replacement portions of this market based upon revenue.

              Sports Medicine:    Sports medicine refers to the repair of soft tissue injuries that often occur when people are engaged in physical activity, but that also result from age-related wear and tear. We believe market growth has been driven by both new technology and the continued acceptance of minimally invasive surgical techniques. The most common sports medicine procedures are anterior cruciate ligament repairs in the knee and rotator cuff repairs in the shoulder. The primary sports medicine products include capital equipment and related disposables as well as bone anchors, which are implantable devices used to attach soft tissue to bone, sutures, or thread for soft tissue, and handheld instruments. We estimate that our products currently address only a portion of the sports medicine market, primarily bone anchors and other products utilized for rotator cuff repairs. The total sports medicine market also includes capital or powered equipment and related disposables, but we do not have any product offerings in these areas.

              Orthobiologics:    Orthobiologics refer to products, both biologic and synthetic, that are utilized to stimulate hard and soft tissue healing following surgery for a wide range of orthopaedic injuries or disorders. We believe market growth is being driven by the application of an expanding biotechnology knowledge base to the development of products that can improve clinical outcomes by inducing tissue healing and regeneration. The primary product categories in the total orthobiologics market are bone grafting materials, cell therapy systems, including growth factors, and tendon and ligament grafts. We currently only offer tendon and ligament graft products for extremities.

              Trauma:    The trauma market includes devices that are used to treat fractures, joint dislocations, severe arthritis and deformities that result from either acute injuries or chronic wear and tear. The major products in the trauma market include metal plates, screws, pins, wires and external fixation devices used to hold fractured bone fragments together until they heal properly. These devices are also utilized in the treatment of a wide range of non-traumatic surgical procedures, especially in the foot and ankle. As the market has transitioned from external casting performed in the emergency room, to internal fixation performed on a scheduled basis in the operating room, our extremity specialist customers have expanded their role in treating trauma injuries. Our products currently address only a portion of the trauma market, consisting primarily of plating systems, screws and pins for the repair of extremity joint injuries and disorders.

              Knee Joints:    Knee joint replacements are performed for patients who have developed an arthritic condition that compromises the joints' articulating surfaces (articulating surfaces are bone segments connected by a joint). The knee joint replacement system has multiple components including a femoral component, a tibial component and a patella component (knee cap). We currently provide a broad line of knee joint replacement products in selected international geographies. We do not currently address the knee joint market in the United States.

              Hip Joints:    Hip joint replacements are performed for patients who have suffered a femoral fracture or suffer from severe arthritis or other conditions that have led to the degradation of the articular cartilage or bone structure residing between the femoral head and the acetabulum (hip socket). The hip joint replacement system generally includes both femoral and acetabular components. We currently provide a broad line of hip joint replacement products in selected international geographies. We do not currently address the hip joint market in the United States.

Our Product Portfolio

              We offer a broad product line designed to meet the needs of our extremity specialists and their patients. Although the industry traditionally organizes the orthopaedic market based on the mechanical features of the products, we organize our product categories in a way that aligns with the types of surgeons who use them. Therefore, we distinguish upper extremity joints and trauma from lower extremity joints and trauma, as opposed to viewing joint implants and trauma products as distinct product categories. Along these lines, our product offering is as follows:

Product category	Target addressable geography	Estimated addressable market size 2009 ($ in billions)(1)
Upper extremity joints and trauma	United States and International	$2.0
Lower extremity joints and trauma	United States and International	$1.2
Sports medicine and orthobiologics	United States and International	$1.8
Large joints and other	Selected International Markets	$1.9

Total		$7.0

(Sum
of numbers may not match total due to rounding)
(1)
Based on data provided by Millennium Research Group, except for "Large joints and other." Large joints and other estimated addressable market data is based on management's experience and industry data.

              See Fiscal Year Comparisons contained in the Management's Discussion and Analysis of Financial Condition and Results of Operation section of this prospectus for our three-year revenue history by product category.

Upper Extremity Joints and Trauma

              The upper extremity joints and trauma product category includes joint implants and bone fixation devices for the shoulder, hand, wrist and elbow. Our global revenue from this category for the year ended December 27, 2009, was $125.5 million, or 62% of revenue, which represents growth of 15% over the prior fiscal year.

              Shoulder Joint Replacement and Trauma Implants—We believe we had the #2 market position worldwide for sales of shoulder joint replacement products in 2009 as measured by revenue. We expect the shoulder to continue to be the largest and most important product category for us for the foreseeable future. Our shoulder joint implants are used to treat painful shoulder conditions due to arthritis, irreparable rotator cuff tendon tears, bone disease, fractured humeral heads or failed previous shoulder replacement surgery. Our products are designed for the following:

    •
    Our total joint replacement products have two components—a humeral implant consisting of a metal stem attached to a metal ball, and a plastic implant for the glenoid (shoulder socket). Together, these two components mimic the function of a natural shoulder joint.

    •
    Our hemi joint replacement products replace only the humeral head and allow it to articulate against the native glenoid.

    •
    Our reversed implants are used in arthritic patients lacking rotator cuff function. The components are different from a traditional "total" shoulder in that the humeral implant has the plastic socket and the glenoid has the metal ball. This design has the biomechanical impact of shifting the pivot point of the joint away from the body centerline and giving the deltoid muscles a mechanical advantage to enable the patient to elevate the arm.

    •
    Our resurfacing implants are designed to minimize bone resection to preserve bone, which may benefit more active or younger patients with shoulder arthritis.

    •
    Trauma devices, such as plates, screws and nails, are non-articulating implants used to help stabilize fractures of the humerus.

              We offer a complete range of these shoulder implants as described in the table below:

Shoulder Joint Replacement and Trauma Implants

Product	Description	Year(s) of introduction	Region currently marketed
Aequalis Shoulder Joint	Shoulder joint replacement implant to treat pain or disability due to arthritis, severe trauma and other conditions. The Aequalis system includes versions for traditional resurfacing, reverse, fracture and reverse fracture joint replacement.	1991-2009	United States and International
Affiniti Shoulder Joint	Shoulder joint replacement implant to treat pain or disability due to arthritis, severe trauma and other conditions. The Affiniti system is designed to facilitate a simple, reproducible surgical technique.	2007	United States and International
Ascend Shoulder Joint	Shoulder joint replacement implant to treat pain or disability due to arthritis, severe trauma and other conditions. The Ascend system is a bone-sparing design.	2009	United States
Aequalis Trauma Systems	Specialty shoulder plates and nails for reconstruction of humeral fractures.	2007-2009	United States and International

              Hand, Wrist and Elbow Joint Replacement and Trauma Implants—We offer joint replacement products that are used to treat arthritis in the hand, wrist and elbow. In addition, we offer trauma products including plates, screws and pins, to treat fractures of the hand, wrist and elbow. One of our distinctive product offerings for these smaller, non-load bearing joints are implants made from a biocompatible material called pyrocarbon, which has low joint surface friction and a high resistance to wear. We offer a wide range of pyrocarbon implants internationally and have begun to introduce some of these products into the United States. Our hand, wrist and elbow products are described in the table below:

Hand, Wrist and Elbow Joint Replacement and Trauma Implants

Product	Description	Year(s) of introduction	Region currently marketed
CoverLoc Wrist Plate	Metallic trauma plate used to stabilize wrist fractures as they heal. The CoverLoc technology allows the screws to pull bone fragments to the plate and lock them for stability, while also covering the screw heads to minimize soft tissue irritation.	2006	United States and International
Latitude Elbow	Elbow joint replacement implant to treat pain or disability due to arthritis, severe trauma and other conditions. The Latitude system provides for anatomic reconstruction of the elbow joint.	2000	United States and International
Pyrocarbon Radial Head	Radial head (of the elbow joint) replacement implant made of pyrocarbon and titanium to treat pain or disability due to arthritis, severe trauma, and other conditions.	2002	International
RHS Radial Head System	Radial head (of the elbow joint) replacement implant to treat pain or disability due to arthritis, severe trauma and other conditions. The anatomic bipolar system consists of multiple stem diameters and head sizes to match a wide range of patients.	2006	United States and International
Pyrocarbon Hand and Wrist	A range of spacers and joint replacements manufactured from pyrocarbon for arthritic bones to relieve pain and restore function of the hand and wrist joints.	1994-2009	International (some thumb implants in the United States)
Intrafocal Pin Plate	Internal pin-and-plate fixation system for minimally invasive stabilization of wrist fractures.	2005	United States and International

Lower Extremity Joints and Trauma

              Our global revenue from lower extremity joints and trauma for the year ended December 27, 2009, was $20.4 million, 10% of revenue, which represents growth of 12% over the prior fiscal year.

              Ankle Joint Implants—We believe we held the #1 market position by revenue in the United States in foot and ankle joint replacement systems in 2009. Ankle arthritis is a painful condition that can be treated by fusing the ankle joint with plates or screws or by replacing the joint with an articulating multi-component implant. These joint implants may be mobile bearing, in which the plastic component is free to slide relative to the metal bearing surfaces, or fixed bearing, in which this component is constrained. Precision bearing implants are highly anatomic fixed bearing implants. These products include:

Ankle Joints Implants

Product	Description	Year(s) of introduction	Region currently marketed
Salto Talaris Ankle Joint	Total ankle joint replacement implant to treat pain or disability from severe arthritis. The Salto Talaris is a precision bearing (2-part) implant.	2007	United States
Salto Ankle Joint	Total ankle joint replacement implant to treat pain or disability from severe arthritis. The Salto is a mobile bearing (3-part) implant.	1997	International

              Other Foot and Ankle Joint and Trauma Implants—Our products include joint replacement implants to treat arthritis of the toes and other small bone joints, trauma and bone fusion implants for the foot and ankle, and other implants to address certain other deformities of the foot. These products include:

Other Foot and Ankle

Product	Description	Year(s) of introduction	Region currently marketed
Nexfix Fixation System	Specialty plates, compression screws and pins with instrumentation designed to facilitate bone and joint fusion procedures of the foot.	2007	United States and International
Futura Foot Implants	The Futura product line includes forefoot joint replacement implants to treat pain or disability from severe arthritis or other conditions, and flatfoot correction implants.	1996-2004	United States and International
Stayfuse Fusion System	A two-part locking implant to fuse joints of the toes.	2001	United States and International
Wave Calcaneal Plate	Metallic trauma plate used in calcaneal fractures (heel bone) with a small incision.	2009	United States
Ankle Fusion Plate	Specialty CoverLoc plates to stabilize the ankle joint for fusion procedures.	2010	United States
Resorbable Fixation System	Bioresorbable pins and screws used in trauma and bone fusion to stabilize bone fragments.	2007	United States and Selected International Countries
Osteocure	Cylindrical and wedge shaped implants with a bioresorbable, porous scaffold to support bony in-growth and to fill defects left by surgery, trauma or disease in the foot.	2005	United States

Sports Medicine and Orthobiologics

              Our revenue from sports medicine and orthobiologics for the year ended December 27, 2009, was $6.6 million, or 3.3% of overall revenue, which represents growth of 162% over the prior fiscal year. Nearly all of our products in this product category were launched during the first half of 2009 and only in the United States. We have introduced many of these products internationally in 2010.

              Sports Medicine—The sports medicine product category includes products used across several anatomic sites to mechanically repair tissue-to-tissue or tissue-to-bone injuries. Because of its close relationship to shoulder joint replacement, the sports medicine market is of critical strategic importance to us. Rotator cuff repair is the largest sub-segment in the sports medicine market. Other procedures include shoulder instability treatment, Achilles tendon repair and soft tissue reconstruction of the foot and ankle and several other soft tissue repair procedures. Our current product offering includes:

Sports Medicine

Product	Description	Year(s) of introduction	Region currently marketed
Piton Knotless Suture Anchor	Knotless suture anchor fixation system for securing soft tissue to bone. Used for soft tissue procedures in the upper and lower extremities including rotator cuff and Achilles tendon repair.	2008	United States and Selected International Countries
ArthroTunneler	Single-use device for creating intersecting bone tunnels, which enable anchor-less fixation of tendon to bone in rotator cuff repair.	2009	United States and Selected International Countries
Insite Suture Anchors	Screw-in suture anchor fixation system for securing soft tissue to bone. Used for soft tissue procedures in the upper and lower extremities including rotator cuff and Achilles tendon repair. Insite implants are available in titanium, high strength polymer and resorbable polymer versions.	2008	United States and Selected International Countries

              Orthobiologics—The field of orthobiologics employs tissue engineering and regenerative medicine technologies focused on remodeling and regeneration of tendons, ligaments, bone and cartilage. Biologically or synthetically derived soft tissue grafts and scaffolds are used to treat soft tissue injures and are complementary to many sports medicine applications, including rotator cuff tendon repair and Achilles tendon repair. Hard tissue orthobiologics products are used in many bone fusion or trauma cases where healing potential may be compromised and additional biologic factors are desired to enhance healing, where the surgeon needs additional bone stock and does not want to harvest a bone graft from another surgical site or in cases where the surgeon wishes to use materials that are naturally incorporated by the body over time in contrast to traditional metallic-based products that may require later removal. We recently commercialized our first orthobiologics product through an exclusive collaboration with LifeCell:

Orthobiologics

Product	Description	Year of introduction	Region currently marketed
Conexa	Orthobiologic reconstructive tissue matrix used in the repair of injured or surgically reconstructed soft tissue such as rotator cuff or Achilles tendons. The graft supports regeneration of soft tissue.	2008	United States and Selected International Countries

              We have a robust pipeline of orthobiologics products under development and are actively pursuing new product additions. We have in-licensed biologic materials such as Biofiber, an advanced high-strength resorbable polymer fiber produced using recombinant DNA technology as well as our F2A peptide, a synthetic version of the natural human FGF-2 growth factor.

Large Joints and Other

              The large joints and other product category includes hip and knee joint replacement implants and ancillary products. Hip and knee joint replacements are used to treat patients with painful arthritis in these larger joints. Our global revenue from large joints and other products for the year ended December 27, 2009, was $49.0 million, or 24% of overall revenue, which represents growth of 2% over the prior fiscal year.

              We generated nearly all of our revenue from this category outside of the United States. We have continued to innovate in this area so that we can maintain or grow market share in several international markets where the extremity markets have not yet reached a size to permit the type of channel focus that we have in the United States or where extremities specialization is not as prevalent as in the United States. We currently have no plans to actively market our large joint implants in the United States.

Hip Joints

Product	Description	Year(s) of introduction	Region currently marketed
Hip stems	Linea: The Linea anatomic stem is used for total hip replacement procedures. The implant is available in both cemented and cementless versions.	1992	International
	Oceane: The Oceane stem is used for total hip replacement for cemented applications.	1997-2009	International
	Meije Duo: The Meije Duo stem is used for total hip replacement procedures. The stem's taper is engineered to associate with ceramic femoral heads.	2005	International
Hip heads	Femoral heads are matched with hip stems and cups depending on the surgeon preference. Hip head materials include cobalt chrome, ceramic and high carbon content forged metal-on metal bearings.	1992-2002	International
Hip cups	Hip cups replace the damaged hip socket and articulate with the hip head implants. The hip cups include polyethylene, ceramic and metal materials in multiple configurations.	2003-2009	International
Pleos Hip Navigation System	The Pleos Computer-Assisted Surgery hip navigation system allows the surgeon to obtain optimum positioning of the implants.	2004	International

Knee Joints

Product	Description	Year(s) of introduction	Region currently marketed
HLS Knee Implants	Noetos: Knee joint replacement implant used to relieve pain caused by severe arthritis. It is available in cemented or cementless versions, and with fixed or mobile tibial bearings.	2001	International
	Kneetec: Knee joint replacement implant used to relieve pain caused by severe arthritis with an improved anatomic shape.	2010	International
	Uni Evolution Knee: Bone-sparing resurfacing implant that replaces only one side of the knee to relieve pain due to arthritis localized to only one side of the knee	1996	International
Pleos Knee Navigation System	The Pleos Computer-Assisted Surgery knee navigation system allows the surgeon to simulate surgical approaches before actually cutting the femoral bone.	2007	International

Instruments and Other

Product	Description	Year(s) of introduction	Region currently marketed
TBCem Bone Cement	Bone cement is used to secure implant stems to bone. Four cements are available: standard or low viscosity, either with or without antibiotics.	2009	International
Instruments	Custom surgical instruments used to prepare the joint for the implant.	Various	United States and International

Our Technologies

              The orthopaedic industry has produced many innovations in product design over the years. These innovations have typically consisted of evolutions of product design in implant fixation, joint mechanics, and instruments and modifications of existing metal or plastic-based device designs rather than new products based on combinations of new designs and new materials. In contrast, the growth of our target markets has been driven by the development of products that respond to the particular mechanics of small joints and the importance of soft tissue to small joint stability and function. We are committed to the development of new designs utilizing both conventional materials and new tissue-friendly biomaterials that we expect will create new product categories. We believe that we are a leader in researching and incorporating some of these new technologies across multiple product platforms. A few selected examples are listed below:

    Advanced Design Technologies

    •
    Bone sparing implants: Several of our newer implants, such as our Ascend Shoulder, as well as our current implants, such as our Salto Talaris ankle implant, follow a philosophy of bone sparing site preparation to minimize the amount of native tissue that must be removed for the implant. We believe this philosophy results in a more anatomic implant that is less traumatic to the patient. By preserving native tissue, we believe surgeons retain more options compared to traditional implants should a revision procedure be required in the future.

    •
    Adjustable locking plates: We have incorporated CoverLoc technology into some of our plating systems, including wrist and ankle plates. CoverLoc technology is based upon high precision machining that places screw holes through metal plates at anatomic angles. Each hole is angled to achieve optimal screw or peg placement aimed at reducing the risk of screw loosening. Furthermore, the technology provides the surgeon the ability to pull bone fragments to the plate and then lock the screws in the desired angle with the cover plate, while providing protection for the surrounding soft tissues from the screw heads.

    •
    Knotless suture locking: Cinch technology is a patented mechanism that is the basis for our knotless suture anchor platform. The Piton suture anchor is the first product to incorporate Cinch technology. Cinch technology eliminates the need for knots while allowing surgeons to independently and sequentially tension each suture, even after inserters are removed. We believe this innovative design makes it easier for surgeons to perform arthroscopic surgery, eliminates knot slippage, and enables a uniform soft tissue repair across the repaired surface.

    Advanced Materials

    •
    Pyrocarbon: This material is gaining acceptance for use in orthopaedics due to its biocompatibility, low joint surface friction and high resistance to wear. Pyrocarbon also has a stiffness similar to bone, making it an ideal material for orthopaedic implants. We offer several joint replacement or joint spacer devices made from pyrocarbon in the hand, wrist and elbow, and have recently announced what we believe to be the first human implant of a pyrocarbon shoulder implant.

    •
    Resorbable polymers: Some of our products utilize resorbable polymers, the benefit of which is that once a soft tissue injury has healed and the implant is no longer necessary, there is no longer a foreign substance residing in the body. Our Biofiber material is a high-strength resorbable polymer that can be processed in many physical configurations including fiber, mesh and film. These materials are biocompatible and non-inflammatory. They degrade by cell-friendly processes into metabolites that already exist in humans, unlike other acidic bioresorbable materials. We also offer high strength next-generation resorbable materials in our Resorbable Fixation System product line of trauma pins and screws. These products benefit from a combination of materials having a long history of surgical use and our supplier's ability to produce a high-strength, reliable, biodegradable implant.

    Orthobiologic Technologies

    •
    Orthobiologic tissue grafts: Our Conexa reconstructive tissue matrix product line was introduced through a partnership with LifeCell. The Conexa material provides a complex three-dimensional biologic architecture to support cellular repopulation and vascular channels that allow for rapid capillary in-growth. Surgeons use this product in procedures to support regeneration of soft tissue, such as rotator cuff and Achilles tendons repairs.

    •
    Synthetic Growth Factors: F2A is an engineered peptide that is a synthetic version of the natural human FGF-2 growth factor. FGF-2 and other naturally occurring growth factors may play key roles in the body's healing and repair processes. Synthetic growth factors may address many of the manufacturing, handling and shelf life challenges that have limited the clinical role of natural growth factors. We have recently conducted pre-clinical testing of a scaffold incorporating F2A that demonstrates tissue regeneration in both small and large animal models. F2A has not yet been approved by the FDA.

Distribution

              We have developed our distribution channels to serve the needs of our customers, primarily extremity specialist surgeons in the United States and a mix of extremity specialist and general orthopaedic surgeons in international markets. In the United States, we have a broad offering of joint replacement and repair, sports and biologic products targeting extremity specialists through a single distribution channel. Internationally, we utilize several distribution approaches depending on individual market requirements. We utilize direct sales organizations in several mature European markets and independent sales agencies for most other international markets. In France, we have two direct sales forces, one handling our upper extremity focused products and one handling our lower extremity portfolio. In emerging international markets such as China and Japan, where extremity markets are still undeveloped, we utilize independent sales agencies that carry both our extremity-focused and our hip and knee portfolios.

    United States

              In the United States, we sell upper extremity joints and trauma, lower extremity joints and trauma, sports medicine and orthobiologics products. We do not actively market hip or knee replacement joints in the United States, although we have FDA clearance for selected large joint products. We sell our products through a single sales channel. Our U.S. sales force consists of a network of approximately 23 independent commission-based sales agencies, which in aggregate utilized over 300 sales representatives as of October 3, 2010, many of whom exclusively sell our products. We believe a significant portion of these sales agencies' commission revenue is generated by sales of our products. Our success depends largely upon our ability to motivate these sales agencies and their representatives to sell our products. Additionally, we depend on their sales and service expertise and relationships with the surgeons in the marketplace. Our independent sales agencies are not obligated to renew their contracts with us, may devote insufficient sales efforts to our products or may focus their sales efforts on other products that produce greater commissions for them. A failure to maintain our existing relationships with our independent sales agencies and their representatives could have an adverse effect on our operations. We do not control our independent sales agencies and they may not be successful in implementing our marketing plans. We employ four area business directors to support these independent sales agencies and have also recently started a Field Marketing Manager program, to help drive adoption of our newly introduced extremities, sports and orthobiologics products. During the course of the year, we host numerous opportunities for product training throughout the United States.

    International

              We sell our full product portfolio, including upper and lower extremities, sports medicine and orthobiologics and large joints, in most international markets. We believe our full range of hip and knee products enable us to more effectively and efficiently service these markets where procedure or anatomic specialization is not as prevalent as in the United States and where extremities, sports medicine and orthobiologics markets have not yet reached a size to permit the degree of channel focus we have in the United States. Our international distribution system consists of nine direct sales offices and approximately 32 distributors that sell our products in approximately 35 countries. Our largest international market is France, where we have a direct sales force of 26 direct sales representatives. We also have direct sales offices and corporate subsidiaries in Germany, Italy, Spain, Switzerland, The Netherlands, the United Kingdom, Denmark and Australia that employ direct sales employees. Additional European countries, as well as countries in Latin America and Asia, are served by distributors who purchase products directly from us for resale to their local customers, with product ownership generally passing to the distributor upon shipment. As part of our strategy to grow internationally, we have selectively converted from distributors to direct sales representation in certain countries, as we did in the United Kingdom and Denmark in 2009. We intend to focus on expanding our presence in underserved countries, such as China, where we signed an agreement in 2009 with Weigao for the exclusive distribution of our shoulder, hip and knee products for a four-year term. Under this agreement, Weigao committed to a minimum purchase amount of €418,000 for 2010. Purchase quotas and prices for the following years will be set at the end of each year. The agreement may be terminated prior to its expiration in 2014 upon breach by either party, including Weigao's failure to meet the purchase quota.

              Our total revenue in France was $46.3 million in 2009, $43.2 million in 2008 and $37.3 million in 2007. Our total revenue in The Netherlands was $3.6 million in 2009, $3.4 million in 2008 and $2.9 million in 2007.

Research and Development

              We are committed to a strong research and development program and have significantly increased our investment in this area since the acquisition by the Investor Group in 2006. Our research and development expenses were $18.1 million, $20.6 million and $13.3 million in 2009, 2008 and 2007, respectively. As of October 3, 2010, we had a research and development staff of 80 people, or 10% of our total employees, principally located in Warsaw, Indiana and Montbonnot, France, with additional staff in Grenoble, France, San Diego, California and Boston, Massachusetts.

              We have dedicated internal product development teams focused on continuous innovation and introduction of new products for extremity joint replacements, extremity joint trauma, soft tissue repair and large joint replacement. We also have an active business development team that seeks to in-license development-stage products, which our internal team assists in bringing to market. In collaboration with our internal teams, we work closely with external research and development consultants and a global network of leading surgeon inventors to ensure we have broad access to best-in-class ideas and technology to drive our product development pipeline.

              Our investment in internal and external development programs has driven consistent new product introductions. For example, we introduced 18 new products in 2009 and nine new products in 2008, up from four new products in 2007.

Manufacturing and Supply

              We manufacture substantially all of our products at five sites including Montbonnot, Saint-Ismier and Grenoble, France, and Dunmanway and Macroom, Ireland. Our operations in France have a long history and deep experience with orthopaedic manufacturing and innovation and we have invested in facilities upgrades to both expand capabilities and establish incremental lean cellular manufacturing practices there as well. Our Ireland location has been practicing lean cellular manufacturing concepts for many years with a philosophy focused on continuous operational improvement and optimization. We continually evaluate the potential to in-source products currently purchased from outside vendors to on-site production. We are continuously working on product and process improvement projects to optimize our manufacturing processes and product costs to improve our profitability and cash flow. We believe that our manufacturing facilities and relationships will support our potential capacity needs for the foreseeable future.

              We use a diverse and broad range of raw materials in the manufacturing of our products. We purchase all of our raw materials and select components used in manufacturing our products from external suppliers. In addition, we purchase some supplies from single sources for reasons of proprietary know-how, quality assurance, sole source availability, cost-effectiveness or constraints resulting from regulatory requirements. For example, we rely on one supplier for raw materials and select components in several of our products, including Poco Graphite, Inc., which supplies graphite for pyrocarbon on a purchase order basis, Heymark Metals Ltd., which supplies CoCr used in certain of our hip, shoulder and elbow products on a purchase order basis, and CeramTec, which supplies ceramic for ceramic heads for hips on a purchase order basis.

              We believe we are the only vertically integrated manufacturer of pyrocarbon orthopaedic products with production equipment to enable production of larger-sized implants. While we rely on an external supplier to supply us with surgical grade substrate material, we control the remaining pyrocarbon manufacturing process, which we believe gives us a competitive advantage in design for manufacturing and prototyping of this innovative material.

              We work closely with our suppliers to ensure continuity of supply while maintaining high quality and reliability. To date, we have not experienced any significant difficulty in locating and obtaining the materials necessary to fulfill our production requirements.

              Some of our products are provided by suppliers under a private label distribution agreement. Under these agreements, the supplier generally retains the intellectual property and exclusive manufacturing rights. The supplier private labels the products under the Tornier brand for sale in certain fields of use and geographic territories. These agreements may be subject to minimum purchase or sales obligations.

              Our private-label distribution agreements expire between 2011 and 2015 and are renewable under certain conditions or by mutual agreement. These agreements are terminable by either party upon notice and such agreements include some or all of the following provisions allowing for termination under certain circumstances: (i) either party's uncured material breach of the terms and conditions of the agreement, (ii) either party filing for bankruptcy, being bankrupt or becoming insolvent, suspending payments, dissolving or ceasing commercial activity, (iii) our inability to meet market development milestones and ongoing sales targets, (iv) termination without cause, provided that payments are made to the distributor, (v) a merger or acquisition of one of the parties by a third party, (vi) the enactment of a government law or regulation that restricts either party's right to terminate or renew the contract or invalidates any provision of the agreement or (vii) the occurrence of a "force majeure," including natural disaster, explosion or war.

              Our private-label distribution agreements do not, individually or in the aggregate, represent a material portion of our business and we are not substantially dependent on them.

Competition

              The market for orthopaedic devices is highly competitive and subject to rapid and profound technological change. Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. We believe that the principal competitive factors in our markets include product features and design, reputation and service. One of the key factors to our future success will be our ability to continue to introduce new products and improve existing products and technologies. In addition, we are committed to following the AdvaMed and Eucomed guidelines and codes of ethics in our interactions with customers and other healthcare professionals globally.

              We face competition from large diversified orthopaedic manufacturers, such as DePuy, Zimmer and Stryker, and established mid-sized orthopaedic manufacturers, such as Arthrex, Wright Medical and ArthroCare. Many of the companies developing or marketing competitive orthopaedic products are publicly traded or are divisions of publicly traded companies and may enjoy several competitive advantages, including:

    •
    greater financial and human resources for product development and sales and marketing;

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    significantly greater name recognition;

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    established relationships with surgeons, hospitals and third-party payors;

    •
    broader product lines and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage;

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    established sales and marketing and distribution networks; and

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    more experience in conducting research and development, manufacturing, preparing regulatory submissions and obtaining regulatory approval for products.

              We also compete against smaller, entrepreneurial companies with niche product lines. Our competitors may develop and patent processes or products earlier than us, obtain regulatory clearance or approvals for competing products more rapidly than us and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. We also compete with our competitors in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business. If our competitors are more successful than us in these matters, our business may be harmed.

Intellectual property

              Patents and other proprietary rights are important to the continued success of our business and as of December 27, 2009, we have filed more than 117 patent applications, with over 305 applications claiming priority to such applications throughout the world and 126 patents issued throughout the world, approximately 85 of which are U.S. patents. Of our issued patents, 60% will expire within the next 10 years and the remaining 40% will expire within the next 20 years. Within the next three years, the following number of U.S. patents held by us are set to expire: one patent in 2011, four patents in 2012 and two patents in 2013. The expiration of these patents is not expected to have a material adverse effect on our business. We currently have 89 pending U.S. patent applications.

              We also rely upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who may have access to proprietary information.

              Although we believe our patents are valuable, our knowledge and experience, our creative product development and marketing staff, and our trade secret information with respect to manufacturing processes, materials and product design, have been equally important in maintaining our proprietary product lines. As a condition of employment, we generally require employees to execute a confidentiality agreement relating to proprietary information and assigning patent rights to us. We cannot be assured that our patents will provide competitive advantages for our products, or that our competitors will not challenge or circumvent these rights. In addition, we cannot be assured that the United States Patent and Trademark Office, or USPTO, or foreign patent offices will issue any of our pending patent applications. The USPTO and foreign patent offices may also deny or require significant narrowing of claims in our pending patent applications and patents issuing from the pending patent applications. Any patents issuing from our pending patent applications may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the USPTO or foreign patent offices, including interference or opposition proceedings. These proceedings could result in adverse decisions as to the priority of our inventions. Additionally, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as the laws in the United States, or at all.

              While we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by third parties, we cannot be assured that we do not infringe any patents or other proprietary rights held by third parties. If our products were found to infringe any proprietary right of a third party, we could be required to pay significant damages or license fees to the third party or cease production, marketing and distribution of those products. Litigation may also be necessary to enforce patent rights we hold or to protect trade secrets or techniques we own.

              We also rely on trade secrets and other unpatented proprietary technology. We cannot be assured that we can meaningfully protect our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. We seek to protect our trade secrets and proprietary know-how, in part, with confidentiality agreements with employees and consultants. We cannot be assured, however, that the agreements will not be breached, that we will have adequate remedies for any breach or that our competitors will not discover or independently develop our trade secrets.

Corporate History

              We were founded in the 1940s by René Tornier in Saint-Ismier, France and are one of the early pioneers of the orthopaedic implant market. We originally manufactured dental surgical products, and diversified into screws and plates for orthopaedic surgery in the 1950s, and entered the joint replacement market with a hip implant in the 1960s. Alain Tornier, René Tornier's son, began to work for us in 1970 and assumed a leadership role in 1976 when René Tornier died. Alain Tornier modernized our manufacturing; organized and expanded commercial operations with a direct sales force in France; introduced a knee implant product line; and established our first international subsidiary in Spain. During the 1990s and early 2000s, Alain Tornier continued to improve upon our growth by introducing new products and expanding into new international markets. In 2006, Alain Tornier sold a majority stake in us to the Investor Group, but retained a minority equity position and became a non-executive director and consultant.

              Since the acquisition by the Investor Group, we have significantly increased our investment in research and development, from $3.0 million in 2006 to $18.1 million in 2009. In addition, we have expanded our product portfolio and ability to serve our target customers through a series of strategic acquisitions, licensing and distribution agreements. Each of these transactions was specifically targeted for its potential to either improve our ability to compete in an existing market or expand our addressable market by broadening our product portfolio into a related area. The entry into the sports medicine market in particular expanded our addressable market to include the core products used by our shoulder surgeon customers, who typically perform both shoulder joint replacement and shoulder sports medicine procedures. In addition, we have been active in licensing new material technologies with longer-term potential to differentiate our product offering. Finally, we expanded geographically in selected international markets.

              See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Material Corporate Transactions" for a discussion of our material corporate transactions.

Government regulation

Regulatory Matters

    FDA Regulation

              Both before and after approval or clearance our products and product candidates are subject to extensive regulation. In the United States, we are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, as well as other regulatory bodies. These regulations govern, among other things, the following activities in which we and our contract manufacturers, contract testing laboratories and suppliers are involved:

    •
    product development;

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    product testing;

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    product manufacturing;

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    product labeling;

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    product safety;

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    product storage;

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    product market clearance or approval;

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    product advertising and promotion;

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    product import and export; and

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    product sales and distribution.

              Failure to comply with the Federal Food, Drug, and Cosmetic Act could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a product candidate, product recall, product seizure, interruption of production, operating restrictions, suspension on withdrawal of product approval, injunctions or criminal prosecution.

    FDA Approval or Clearance of Medical Devices

              In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on risk and the extent of controls the FDA determines are necessary to reasonably ensure their safety and efficacy. These classifications generally require the following:

    •
    Class I:       general controls, such as labeling and adherence to quality system regulations;

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    Class II:      general controls, premarket notification (510(k)) and special controls such as performance standards, patient registries and postmarket surveillance; and

    •
    Class III:    general controls and approval of a PMA.

              Most of our new products fall into FDA classifications that require the submission of a Premarket Notification (510(k)) to the FDA. In the 510(k) process, the FDA reviews a premarket notification and determines whether a proposed device is "substantially equivalent" to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for the submission of PMA applications, referred to as a predicate device. In making this determination, the FDA compares the proposed device to the predicate device. If the two devices are comparable in intended use and safety and effectiveness, the device may be cleared for marketing. 510(k) submissions generally include, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information and the results of performance testing. In some cases, a 510(k) submission must include data from human clinical studies. Marketing may commence only when the FDA issues a clearance letter finding the proposed device to be substantially equivalent to the predicate. After a device receives 510(k) clearance, any product modification that could significantly affect the safety or effectiveness of the product, or that would constitute a significant change in intended use, requires a new 510(k) clearance or, if the device would no longer be substantially equivalent, would require a PMA. If the FDA determines that the product does not qualify for 510(k) clearance, then the company must submit and the FDA must approve a PMA before marketing can begin.

              Other devices we may develop and market may be classified as Class III for which the FDA has implemented stringent clinical investigation and PMA requirements. The PMA process would require us to provide clinical and laboratory data that establishes that the new medical device is safe and effective. Information about the device and its components, device design, manufacturing and labeling, among other information, must also be included in the PMA. As part of the PMA review, the FDA will typically inspect the manufacturer's facilities for compliance with QSR requirements, which govern testing, control, documentation and other aspects of quality assurance with respect to manufacturing. The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The PMA can include post-approval conditions including, among other things, restrictions on labeling, promotion, sale and distribution, or requirements to do additional clinical studies post-approval. Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling or its manufacturing process.

              All of our devices marketed in the United States have been listed, cleared or approved by the FDA. Some low-risk medical devices (including most instruments) do not require FDA review and approval or clearance prior to commercial distribution, but are subject to FDA regulations and must be listed with the FDA. The FDA has the authority to: halt the distribution of certain medical devices; detain or seize adulterated or misbranded medical devices; or order the repair, replacement of or refund the costs of such devices. There are also requirements of state, local and foreign governments that we must comply with in the manufacture and marketing of our products. For example, some jurisdictions require compliance with the Pharmaceutical Research and Manufacturers of America's Code on Interactions with Healthcare Professionals or its equivalent. Laws and regulations and the interpretation of those laws and regulations may change in the future. We cannot foresee what effect, if any, such changes may have on us.

    Clinical Trials

              One or more clinical trials are almost always required to support a PMA application and are sometimes required to support a 510(k) submission. Clinical trials of unapproved or uncleared medical devices or devices being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA requirements. If an investigational device could pose a significant risk to patients, the sponsor company must submit an application for an investigational device exemption, or IDE, to the FDA prior to initiation of the clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. Clinical trials of investigational devices may not begin until an institutional review board, or IRB, has approved the study.

              During the trial, the sponsor must comply with the FDA's IDE requirements including, for example, for investigator selection, trial monitoring, adverse event reporting and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and trial protocol, control the disposition of investigational devices and comply with reporting and recordkeeping requirements. We, the FDA and the IRB at each institution at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable risk. During the approval or clearance process, the FDA typically inspects the records relating to the conduct of one or more trials supporting the application.

    Post-market Regulation

              After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

    •
    the QSR regulation, which governs, among other things, how manufacturers design, test, manufacture, exercise quality control over and document manufacturing of their products;

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    labeling and claims regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling; and

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    the Medical Device Reporting regulation, which requires reporting to the FDA certain adverse experiences associated with use of the product.

              We continue to be subject to inspection by the FDA to determine our compliance with regulatory requirements, as do our suppliers, contract manufacturers and contract testing laboratories.

    International Regulation

              We are subject to regulations and product registration requirements in many foreign countries in which we may sell our products, including in the areas of:

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    design, development, manufacturing and testing;

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    product standards;

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    product safety;

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    marketing, sales and distribution;

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    packaging and storage requirements;

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    labeling requirements;

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    content and language of instructions for use;

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    clinical trials;

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    record keeping procedures;

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    advertising and promotion;

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    recalls and field corrective actions;

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    post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

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    import and export restrictions; and

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    tariff regulations, duties and tax requirements.

              The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

              In many of the foreign countries in which we market our products, we are subject to local regulations affecting, among other things, design and product standards, packaging requirements and labeling requirements. Many of the regulations applicable to our devices and products in these countries are similar to those of the FDA.

              In the EEA, our devices are required to comply with the essential requirements of the EU Medical Devices Directives (Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended, and Council Directive 90/385/EEC of 20 June 2009 relating to active implantable medical devices, as amended). Compliance with these requirements entitles us to affix the CE conformity mark to our medical devices, without which they cannot be commercialized in the EEA. In order to demonstrate compliance with the essential requirements and obtain the right to affix the CE conformity mark we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directives, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EEA to conduct conformity assessments. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of our devices before issuing a certification demonstrating compliance with the essential requirements. Based on this certification we can draw up an EC Declaration of Conformity, which allows us to affix the CE mark to our products.

    U.S. Anti-kickback and False Claims Laws

              In the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws are potentially applicable to manufacturers of products regulated by the FDA, such as us, and hospitals, physicians and other potential purchasers of such products.

              In particular, the federal Anti-Kickback Law prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. In addition, the recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claim statutes. The lack of uniform interpretation of the Anti-Kickback Law makes compliance with the law difficult. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from participation in federal healthcare programs.

              Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July of 1991, which the Department has referred to as "safe harbors." These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure medical device manufacturers, healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Our arrangements with physicians, hospitals and other persons or entities who are in a position to refer may not fully meet the stringent criteria specified in the various safe harbors. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback law will be pursued. Even though we continuously strive to comply with the requirements of the Anti-Kickback Law, liability under the Anti-Kickback Law may still arise because of the intentions or actions of the parties with whom we do business, including our independent distributors. While we are not aware of any such intentions or actions, we have only limited knowledge regarding the intentions or actions underlying those arrangements. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities.

              Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payors for reimbursement, claims that are false or fraudulent, or that are for items or services that were not provided as claimed. Although our business is structured to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations.

    Third-Party Coverage and Reimbursement

              We anticipate that sales volumes and prices of our products will depend in large part on the availability of coverage and reimbursement from third-party payors. Third-party payors include governmental programs such as Medicare and Medicaid, private insurance plans and workers' compensation plans. These third-party payors may deny coverage or reimbursement for a product or therapy if they determine that the product or therapy was not medically appropriate or necessary. The third-party payors also may place limitations on the types of physicians that can perform specific types of procedures. Also, third-party payors are increasingly challenging the prices charged for medical products and services. Some third-party payors must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payors.

              The Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program, sets coverage and reimbursement policies for the Medicare program in the United States. CMS policies may alter coverage and payment related to our product portfolio in the future. These changes may occur as the result of national coverage determinations issued by CMS or as the result of local coverage determinations by contractors under contract with CMS to review and make coverage and payment decisions. Medicaid programs are funded by both federal and state governments, may vary from state to state and from year to year and will likely play an even larger role in healthcare funding pursuant to the PPACA.

              A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a Current Procedural Terminology, or CPT, code. To receive payment, health care practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our products are changed, reimbursement for performances of these procedures may be adversely affected.

              In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

              We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions prior to major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost- effective methods of delivering healthcare. There can be no assurance that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation or reimbursement policies of third-party payors will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. The unavailability or inadequacy of third-party payor coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition.

              In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available or that the third-party payors' reimbursement policies will not adversely affect our ability to sell our products profitably.

Litigation

              On October 25, 2007, two of our former sales agents filed a complaint in the U.S. District Court for the Southern District of Illinois, alleging that we had breached their agency agreements and committed fraudulent and negligent misrepresentations. The plaintiffs, Garry Boyd of Boyd Medical, Inc. and Charles Wetherill of Addison Medical, Inc., claimed that we had intentionally set their 2007 quotas too high, in hopes that Messrs. Boyd and Wetherill would not meet the quotas so that we could terminate them for cause and install another distributor in their territories. The complaint also included allegations that we had falsely suggested to the plaintiffs that if they dropped all other product lines, we would fill the void with new product lines. The jury rendered a verdict on July 31, 2009, awarding the plaintiffs a total of $2.6 million in actual damages and $4 million in punitive damages. While the court struck the award of punitive damages on March 31, 2010, it denied our motion to set aside the verdict or order a new trial. We have filed a notice of appeal with the U.S. Court of Appeals for the Seventh Circuit in respect of the actual damages claims. Plaintiffs have also appealed the court's striking of the punitive damages award, and the appeal has been consolidated with our appeal. The consolidated appeal has been argued before the U.S. Court of Appeals for the Seventh Circuit. We expect a decision in the first half of 2011.

              We are also involved in litigation and proceedings in the ordinary course of business. We do not believe that such litigation or proceedings, individually or in the aggregate, are likely to have a material adverse effect on our business, financial position or results of operations.

Facilities

              Our U.S. headquarters are located in a 19,100 square foot facility in Edina, Minnesota, where we conduct our principal executive, sales and marketing and administrative activities. This facility is leased through 2015. Our U.S. distribution and customer service operations are based in an owned 20,000 square foot facility in Stafford, Texas and our research and development operations are based in a 12,200 square foot leased facility in Warsaw, Indiana, with small satellite quality, marketing and research and development offices in Beverly, Massachusetts and San Diego, California.

              Our global corporate headquarters are located in Amsterdam, The Netherlands. Outside the United States, our primary manufacturing facilities are in Montbonnot, Saint-Ismier and Grenoble, France; and Dunmanway and Macroom, Ireland. In the 111,800 square foot Montbonnot campus, we conduct manufacturing, sales and marketing, research and development, quality and regulatory assurance, distribution and administrative functions. In our 54,900 square foot Saint-Ismier facility and 15,200 square foot Dunmanway and 84,700 square foot Macroom facilities, we solely conduct manufacturing operations and manufacturing support such as purchasing, engineering and quality assurance functions. Our pyrocarbon manufacturing is performed at our 10,000 square foot facility in Grenoble, France. In addition, we maintain subsidiary sales offices and distribution warehouses in various countries, including France, Germany, Italy, Netherlands, Denmark, Spain, Switzerland, United Kingdom and Australia. We believe that our facilities are adequate and suitable for their use.

              The value of our long-lived assets in the United States was $20.2 million in 2009, $17.9 million in 2008 and $12.4 million in 2007. The value of our long-lived assets in France was $42.4 million in 2009, $39.3 million in 2008 and $28.8 million in 2007. The value of our long-lived assets in The Netherlands was $0.5 million in 2009, $0.5 million in 2008 and $0.5 million in 2007.

              Below is a summary of our material facilities:

Entity	City	State/Country	Owned or Leased	Occupancy	Square Footage	Lease Expiration Date
Tornier, Inc.	Stafford	Texas, United States	Owned	Offices/Warehouse/Distribution	20,000	N/A
Tornier, Inc.	Warsaw	Indiana, United States	Leased	Offices/R&D	12,200	2/28/2015
Tornier, Inc.	Edina	Minnesota, United States	Leased	Offices	19,100	12/31/2015
Tornier SAS	St Ismier	France	Leased	Offices/Manufacturing/R&D	54,900	5/29/2012
Tornier SAS	Montbonnot	France	Leased	Offices	15,100	5/29/2012
Tornier SAS	Montbonnot	France	Leased	Warehouse/Distribution/Offices	19,500	5/29/2012
Tornier SAS	Montbonnot	France	Leased	Offices/R&D	25,500	5/29/2012
Tornier SAS	Montbonnot	France	Owned 51%	Manufacturing/Offices	51,700	9/3/2018
Tornier SAS	Grenoble	France	Leased	Manufacturing/Offices/R&D	9,900	7/22/2012
Tornier Deutschland GmbH	Burscheid	Germany	Owned	Sales Office	1,900	N/A
Tornier Orthopedics Ireland Limited	Dunmanway	Ireland	Owned	Manufacturing/Offices	15,200	N/A
Tornier Orthopedics Ireland Limited	Macroom	Ireland	Leased	Manufacturing/Offices	84,700	12/1/2028
Tornier B.V.	Schiedam	The Netherlands	Leased	Offices	720	10/31/2012

Employees

              As of October 3, 2010, we had approximately 784 employees, including 331 in manufacturing and operations, 80 in research and development and the remaining in sales, marketing and related administrative support. Of our 784 worldwide employees, 169 employees were located in the United States and 615 employees were located outside of the United States, primarily throughout Europe.

Insurance

              We maintain property insurance and general, commercial and product liability policies in amounts we consider adequate and customary for a business of our kind. However, because of the nature of our business, we cannot ensure that we will be able to maintain insurance on a commercially reasonably basis or at all, or that any future claims will not exceed our insurance coverage.

MANAGEMENT

Directors, Executive and Other Officers

              We have a one-tier board structure. Our board of directors consists of eight members. The following table sets forth, as of January 1, 2011, certain information concerning our directors, executive and other officers.

Name	Age	Position
Douglas W. Kohrs	52	President, Chief Executive Officer and Executive Director
Carmen L. Diersen	50	Global Chief Financial Officer
Robert J. Ball	38	Vice President, Global Research and Development
Ralph E. Barisano, Jr.	50	Vice President, Global Quality Assurance and Regulatory Affairs
Stéphan Epinette	38	Vice President, International Commercial Operations
James C. Harber	41	Vice President, Distal Extremities Global Business Strategy
Andrew E. Joiner	49	Vice President and General Manager, U.S. Commercial Operations
Kevin M. Klemz	49	Vice President, Chief Legal Officer and Secretary
James E. Kwan	51	Vice President, Global Supply Chain
Gregory Morrison	47	Global Vice President, Human Resources
Jamal D. Rushdy	39	Vice President, Global Business and Corporate Development
Sean D. Carney(1)(2)	41	Chairman, Non-executive Director
Richard B. Emmitt(3)	65	Non-executive Director
Pascal E.R. Girin	50	Non-executive Director
Kevin C. O'Boyle(3)	54	Non-executive Director
Alain Tornier	64	Non-executive Director
Richard F. Wallman(3)(2)	59	Non-executive Director
Elizabeth H. Weatherman(1)	50	Non-executive Director

(1)
Member of the compensation committee. The compensation committee will be established upon the effectiveness of this registration statement.

(2)
Member of the nominating and corporate governance committee. The nominating and corporate governance committee will be established upon the effectiveness of this registration statement.

(3)
Member of the audit committee. The audit committee will be established upon the effectiveness of this registration statement.

              The following is a biographical summary of the experience of our directors, executive and other officers:

              Douglas W. Kohrs was appointed as our President, Chief Executive Officer and a director in July 2006. Mr. Kohrs was appointed as a director in connection with the Securityholders' Agreement that we entered into with certain holders of our securities. For more information regarding the Securityholders' Agreement, please refer to the discussion below under "Related Party Transactions."

Mr. Kohrs has 29 years of experience in the medical device industry. Prior to joining us he served as President and Chief Executive Officer of American Medical Systems Holdings, Inc., a publicly held medical device company, from April 1999 until January 2005 and served as Chairman of the American Medical Systems Holdings, Inc. board of directors until May 2006. During the past ten years, Mr. Kohrs has also served on the board of directors of nine different medical device companies. Mr. Kohrs previously served on the boards of ev3 Inc., a publicly held medical device company that was recently acquired by a wholly owned subsidiary of Covidien Group S.a.r.l., and Kyphon, Inc., a publicly held medical device company. Prior to joining American Medical Systems Holdings, Inc., Mr. Kohrs was General Manager of Sulzer Spine-Tech Inc., an orthopaedic implant manufacturer of which he was a founding member beginning in August 1991. Mr. Kohrs holds a Master of Business Administration from Northeastern University, a Bachelor of Science in Bioengineering from Texas A&M University and a Bachelor of Arts in Engineering Sciences from Austin College. Mr. Kohrs' prior experience, including as Chief Executive Officer of American Medical Systems Holdings, Inc. at the time of its initial public offering, and his understanding of our business and industry have led our board of directors to the conclusion that he should serve as a director at this time in light of our business and structure.

              Carmen L. Diersen joined us in June 2010 as Global Chief Financial Officer. She has 18 years of experience in the medical device industry, including nine years in spinal orthopaedics. Prior to joining us, she served from September 2006 to June 2010 as the Chief Operating and Financial Officer of Spine Wave, Inc., a privately held developer of advanced materials, techniques, and implant systems for spinal surgery. From March 2004 to September 2006, Ms. Diersen served as Executive Vice President and Chief Financial Officer of American Medical Systems Holdings, Inc., a publicly held medical device company. Prior to American Medical Systems Holdings, Inc., Ms. Diersen spent 12 years in financial leadership positions at Medtronic, Inc., in the cardiac surgery, cardiac rhythm management and spinal surgery businesses, concluding her career there as the Vice President and General Manager of Musculoskeletal Tissue Services for Medtronic Sofamor Danek. Prior to Medtronic, Inc., she spent 10 years at Honeywell, Inc. Ms. Diersen earned a Master of Business Administration from the Carlson School of Management at the University of Minnesota and a Bachelor of Science in Accounting from the University of North Dakota. She became a Certified Public Accountant in 1983. Ms. Diersen has served on the board of directors of SonoSite, Inc., a publicly held leader in point of care ultrasound systems, since October 2005 and previously served on the board of directors of Memry Corporation, a publicly held medical specialty materials company, from December 2004 through September 2008 when the company was sold and Wright Medical Group, Inc., a publicly held medical device company from December 2009 until June 2010 when she joined us.

              Robert J. Ball joined us in September 2006 as Vice President, Global Research and Development. He has over 11 years of experience in the orthopaedic medical device industry. Prior to joining us he served as Vice President of Research Development of Kinetikos Medical Incorporated, or KMI, a medical device company, beginning in December 2002, and also assumed responsibility for Marketing and Product Development in May 2005, continuing in each capacity until August 2006, when KMI was acquired by Integra LifeSciences Holdings Corporation. Prior to joining KMI, Mr. Ball held positions at DePuy, where he oversaw the development and launch of orthopaedic products in the upper extremity. Prior to joining DePuy, he served in the automotive manufacturing industry with SPX Corporation as Program and Engineering Manager, overseeing construction and tooling of a large scale casting and machining facility. Mr. Ball has Bachelor of Science and Master of Science degrees in mechanical engineering from Kettering University (formerly GMI Engineering and Management Institute) and has over 30 issued and pending patents.

              Ralph E. Barisano, Jr. joined us in April 2007 and leads our quality assurance and regulatory affairs programs as our Vice President, Global Quality Assurance and Regulatory Affairs. He has over 25 years of experience in the medical device industry. Prior to joining us he consulted for Axya, a medical device company, from November 2006 to April 2007, where he directed Quality Assurance and Regulatory Affairs including during its acquisition by us. Prior to joining Axya, he served as Director of

Quality Assurance for Smith & Nephew Endoscopy, a manufacturer of surgical equipment and tools, from January 2002 to November 2006. Mr. Barisano has also held other Quality and Regulatory roles at a number of other medical device companies, including Hologic Systems Inc., C.R. Bard, Inc. and Allergan, Inc. Mr. Barisano earned a Master of Business Administration from the Isenberg School of Management, University of Massachusetts Amherst and a Bachelor of Science in Mechanical Engineering Technology from the University of Massachusetts, North Dartmouth.

              Stéphan Epinette joined us in December 2008 and leads our international commercial operations (Europe, Asia Pacific, Latin America) and large joints business as Vice President of International Commercial Operations. He has over 17 years of experience in the orthopaedic medical device industry. Prior to joining us, he served in various leadership roles with Stryker Corporation, a medical device and equipment company, in its MedSurg and Orthopaedic divisions in France, the United States and Switzerland from 1993 to December 2008, including as Business Unit Director France from 2005 to 2008. His past functions at Stryker Corporation also included Marketing Director MedSurg EMEA, Assistant to the EMEA President and Director of Business Development & Market Intelligence EMEA. Mr. Epinette earned a Masters Degree in Health Economics from Sciences Politiques, Paris, a Masters Degree in International Business from Paris University XII and a Bachelor of Arts from EBMS Barcelona. He also attended the INSEAD executive course in Finance and in Marketing.

              James C. Harber joined us in February 2007 following our acquisition of Nexa and leads our distal extremities organization as our Vice President, Distal Extremities Global Business Strategy, which consists of our foot, ankle, hand, wrist, and elbow joints and trauma products. He has over 20 years of experience in the orthopaedic medical device industry. At Nexa, he served as the Vice President of Marketing and Sales from March 2006 until June 2007. Prior to joining Nexa, Mr. Harber held the position of Vice President, Marketing at Hand Innovations LLC, an orthopaedic manufacturer from August 2003 to February 2006. He has also held marketing positions at Wright Medical Group, Inc. and Smith & Nephew plc, which are both medical device companies, and was Vice President of Sales and Marketing at a development stage computer assisted surgery venture. Mr. Harber earned a Bachelor of Science in Marketing from Christian Brothers University.

              Andrew E. Joiner joined us in April 2008 and leads our U.S. sales and marketing activities and the global shoulder business as our Vice President and General Manager, U.S. Commercial Operations. He has over 19 years of experience in the medical device industry. Prior to joining us, he served as the Vice President and General Manager of Women's Health at American Medical Systems Holdings, Inc. from January 2007 to April 2008, and as the Vice President of Global Marketing at American Medical Systems Holdings, Inc., from 2005 to December 2006. Prior to American Medical Systems Holdings, Inc., Mr. Joiner worked for ten years for United States Surgical Corporation, a surgical tools company, in a variety of sales functions, concluding his career there as Director of Sales for the Southwest Region of the U.S. Mr. Joiner holds a Bachelor of Science in Telecommunications from the University of Georgia.

              Kevin M. Klemz joined us in September 2010 as Vice President, Chief Legal Officer and Secretary. Prior to joining us, Mr. Klemz served as Senior Vice President, Secretary and Chief Legal Officer at ev3 Inc. from August 2007 to August 2010, and as Vice President, Secretary and Chief Legal Officer at ev3 Inc. from January 2007 to August 2007. Prior to joining ev3 Inc., Mr. Klemz was a partner in the law firm Oppenheimer Wolff & Donnelly LLP, where he was a corporate lawyer for approximately 20 years. Mr. Klemz has a Bachelor of Arts in Business Administration from Hamline University and a Juris Doctor from William Mitchell College of Law.

              James E. Kwan joined us in September 2006 and leads our global supply chain organization as our Vice President, Global Supply Chain. Mr. Kwan has also served as Director of Tornier Orthopaedics Ireland Ltd., one of our subsidiaries, since March 2010. He has over 20 years of experience in the medical device industry. Prior to joining us, he served as the Vice President of

Operations for the Cardiac Surgery Division for St. Jude Medical, Inc., a medical technology company, from 2004 to 2006. At St. Jude Medical, Inc., Mr. Kwan also served as the Director of Hybrid Microelectronics operations for the Cardiac Rhythm Management Division and managed the Pyrolytic Carbon Technology operations for the Heart Valve Division. Prior to joining St. Jude Medical, Inc., Mr. Kwan served as a Director of Manufacturing at SciMed Life Systems, an interventional cardiology company, and before that held various technical positions within the Defense Systems Division of Honeywell International, Inc., a diversified technology company. Mr. Kwan received a Bachelor of Science in Mechanical Engineering from South Dakota School of Mines & Technology and a Master of Business Administration from the University of St. Thomas.

              Gregory Morrison joined us in December 2010 as Global Vice President, Human Resources. Prior to joining us, Mr. Morrison served as Senior Vice President, Human Resources at ev3 Inc. from August 2007 to December 2010, and as Vice President, Human Resources from May 2002 to August 2007. Prior to joining ev3 Inc., Mr. Morrison served as Vice President of Organizational Effectiveness for Thomson Legal & Regulatory from March 1999 to February 2002. Mr. Morrison has a Bachelor of Arts in English and Communications from North Adams State College and a Master of Arts in Corporate Communications from Fairfield University.

              Jamal D. Rushdy joined us in February 2007 when we acquired Nexa, a medical device company, and leads our corporate strategic planning and acquisition, licensing and partnership programs and our sports medicine and orthobiologics businesses, serving as our Vice President, Global Business and Corporate Development since June 2007. He has over 15 years of experience in the orthopaedic medical device industry. At Nexa, he served from January 2006 to May 2007 as the Vice President of Operations and Business Development until its acquisition by us. Prior to Nexa, he served as Director of Marketing and Business Development for dj Orthopedics LLC, a medical device company, where he also served in various leadership roles in finance and operations from June 2001 to January 2006. Mr. Rushdy earned a Master of Business Administration from the University of California, Irvine and a Bachelor of Science in Mechanical Engineering from the University of California, San Diego.

              Sean D. Carney is one of our directors and has served as a director since July 2006. Mr. Carney was appointed as a director in connection with the Securityholders' Agreement that we entered into with certain holders of our securities. Mr. Carney became the Chairman of the Company's board of directors in May 2010. For more information regarding the Securityholders' Agreement, please refer to the discussion below under "Related Party Transactions." Since 1996, Mr. Carney has been employed by Warburg Pincus LLC and has served as a Member and Managing Director of Warburg Pincus LLC and General Partner of Warburg Pincus & Co. since January 2001. Warburg Pincus LLC and Warburg Pincus & Co. are part of the Warburg Pincus entities collectively referred to elsewhere in this prospectus as Warburg Pincus, our stockholder that owns 62.5% of our ordinary shares as of October 3, 2010. Mr. Carney currently serves on the board of directors of Arch Capital Group Ltd., a publicly held company. He is also a member of the board of directors of Bausch & Lomb Inc. and several other private companies. During the past five years, Mr. Carney previously served on the board of directors of DexCom, Inc., a publicly held medical device company. Mr. Carney received a Master of Business Administration from Harvard Business School and a Bachelor of Arts from Harvard College. Mr. Carney's substantial experience as an investor and director in medical device companies and his experience evaluating financial results have led our board of directors to the conclusion that he should serve as a director at this time in light of our business and structure.

              Richard B. Emmitt is one of our directors and has served as a director since July 2006. Mr. Emmitt was appointed as a director in connection with the Securityholders' Agreement that we entered into with certain holders of our securities. For more information regarding the Securityholders' Agreement, please refer to the discussion below under "Related Party Transactions." Mr. Emmitt served as a General Partner of The Vertical Group LP, an investment management and venture capital firm focused on the medical device and biotechnology industries, from its inception in 1989 through December 2007. Commencing in January 2008, he has been a Member and Manager of The Vertical Group GP, LLC, which controls The Vertical Group LP. Mr. Emmitt currently serves on the board of directors of American Medical Systems Holdings, Inc., a publicly held company, as well as several privately held companies. During the past five years, Mr. Emmitt previously served on the board of directors of Wright Medical Group, Inc. and Micro Therapeutics, Inc., both publicly held medical device companies, and ev3 Inc. Mr. Emmitt holds a Master of Business Administration from the Rutgers School of Business and a Bachelor of Arts from Bucknell University. Mr. Emmitt's substantial experience as an advisor to numerous venture-backed growth companies and as an advisor to high-growth companies has led our board of directors to the conclusion that he should serve as a director at this time in light of our business and structure.

              Pascal E.R. Girin is one of our directors and has served as a director since November 2010. Mr. Girin was appointed as a director in connection with the Securityholders' Agreement that we entered into with certain holders of our securities. For more information regarding the Securityholders' Agreement, please refer to the discussion below under "Related Party Transactions." Since October 2010, Mr. Girin has served as Executive Vice President and Chief Operating Officer of Keystone Dental Inc. From July 2010 to September 2010, Mr. Girin served as Chief Operating Officer of ev3 Inc. following its acquisition by a wholly owned subsidiary of Covidien Group S.a.r.l. Prior to that time, Mr. Girin served as Executive Vice President and Chief Operating Officer of ev3 Inc. from January 2010 to July 2010, as Executive Vice President and President, Worldwide Neurovascular and International of ev3 Neurovascular Inc. from July 2008 to January 2010, as Senior Vice President and President, International of ev3 International from July 2005 to July 2008, and as General Manager, Europe of ev3 Inc. from September 2003 to July 2005. From September 1998 to August 2003, Mr. Girin served in various capacities at BioScience Europe Baxter Healthcare Corporation, most recently as Vice President. Mr. Girin received an Engineering Education at the French Ecole des Mines.

              Kevin C. O'Boyle is one of our directors and has served as a director since June 2010. From January 2003 until his retirement in December 2009, Mr. O'Boyle served as the Chief Financial Officer of NuVasive, Inc., a medical device company that completed its initial public offering in May 2004. Prior to that time, Mr. O'Boyle served in various positions during his six years with ChromaVision Medical Systems, Inc., a publicly held medical device company specializing in the oncology market, including as its Chief Financial Officer and Chief Operating Officer. Mr. O'Boyle also held various positions during his seven years with Albert Fisher North America, Inc., a publicly held international food company, including Chief Financial Officer and Senior Vice President of Operations. He currently serves on the board of GenMark Diagnostics, Inc., a privately held molecular diagnostics company. Mr. O'Boyle is a Certified Public Accountant and received a Bachelor of Science in Accounting from the Rochester Institute of Technology and successfully completed the Executive Management Program at the University of California Los Angeles, John E. Anderson Graduate Business School. Mr. O'Boyle's executive experience in the healthcare industry, his experience with companies during their transition from a privately held to a public company and his financial and accounting expertise have led our board of directors to the conclusion that Mr. O'Boyle should serve as a director and on our audit committee at this time in light of our business and structure.

              Alain Tornier is one of our directors and has served as a director since May 1976. Mr. Tornier assumed a leadership role in our predecessor entity in 1976, following the death of his father, René Tornier, our founder. He later served as our President and Chief Executive Officer until our acquisition by the Investor Group in September 2006, when he retired. Mr. Tornier holds a Master of Sciences degree from Grenoble University. Mr. Tornier's significant experience in the global orthopaedics industry and deep understanding of our company's history and operations have led our board of directors to the conclusion that he should serve as a director at this time in light of our business and structure.

              Richard F. Wallman is one of our directors and has served as a director since December 2008. From 1995 through his retirement in 2003, Mr. Wallman served as the Senior Vice President and Chief Financial Officer of Honeywell International, Inc., a diversified technology company, and AlliedSignal, Inc., a diversified technology company (prior to its merger with Honeywell International, Inc.). Prior to joining AlliedSignal, Inc. as Chief Financial Officer, Mr. Wallman served as Controller of International Business Machines Corporation. In addition to serving as one of our directors, he is also a member of the board of directors of Ariba, Inc., Convergys Corporation, Dana Holding Corporation, and Roper Industries, Inc., all publicly held companies. He is also a member of the board of directors of Bausch & Lomb Inc. During the past five years, Mr. Wallman previously served on the board of directors of ExpressJet Holdings Inc. and Avaya Inc., as well as auto suppliers Lear Corporation and Hayes Lemmerz International, Inc., all publicly held companies. Mr. Wallman holds a Master of Business Administration from the University of Chicago Booth School of Business with concentrations in finance and accounting and a Bachelor of Science in Electrical Engineering from Vanderbilt University. Mr. Wallman's prior public company experience, including as Chief Financial Officer of Honeywell, and his financial experience and expertise, have led our board of directors to the conclusion that he should serve as a director at this time in light of our business and structure.

              Elizabeth H. Weatherman is one of our directors and has served as a director since July 2006. Ms. Weatherman was appointed as a director in connection with the Securityholders' Agreement that we entered into with certain holders of our securities. For more information regarding the Securityholders' Agreement, please refer to the discussion below under "Related Party Transactions." Ms. Weatherman is a General Partner of Warburg Pincus & Co., a Managing Director of Warburg Pincus LLC and a member of the firm's Executive Management Group. Ms. Weatherman joined Warburg Pincus in 1988 and is currently responsible for the firm's U.S. healthcare investment activities. Warburg Pincus LLC and Warburg Pincus & Co. are part of the Warburg Pincus entities collectively referred to elsewhere in this prospectus as Warburg Pincus, our stockholder that owns 62.5% of our ordinary shares as of October 3, 2010. Ms. Weatherman currently serves on the board of directors of Bausch & Lomb Inc. and several other privately held companies. During the past five years, Ms. Weatherman previously served on the board of directors of American Medical Systems Holdings, Inc., Kyphon, Inc., Micro Therapeutics, Inc., and Wright Medical Group, Inc., all publicly held companies, and ev3 Inc. Ms. Weatherman earned a Master of Business Administration from Stanford Graduate School of Business and a Bachelor of Arts from Mount Holyoke College. Ms. Weatherman's extensive experience as a director of public companies in the medical device industry has led our board of directors to the conclusion that she should serve as a director at this time in light of our business and structure.

Board of Directors

              Our board of directors currently consists of eight directors, seven of whom are non-executive directors. The Chief Executive Officer is the executive director. All of our non-executive directors, except Mr. Tornier, are independent under the independence criteria of NASDAQ. Therefore, six of the eight directors are independent. Independence requirements for service on the audit committee is discussed below under "—Committees of the Board of Directors—Audit Committee." Mr. Wallman and Mr. O'Boyle are independent under the independence definition in the Dutch Corporate Governance Code. Because we will comply with the NASDAQ corporate governance requirements, the Dutch Corporate Governance Code requirement that a majority of our directors be independent will not apply provided we explain such deviation in our annual report.

              Our amended articles of association provide that the number of members of the board of directors will be determined by the board of directors, provided that at all times the board of directors shall be comprised of at least one executive director and two non-executive directors. Our board of directors and our shareholders have each approved that our board of directors be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. Alain Tornier, Pascal E.R. Girin and Elizabeth H. Weatherman are in the class of directors whose term expires at the 2011 annual meeting of our shareholders. Sean D. Carney, Douglas W. Kohrs and Richard B. Emmitt are in the class of directors whose term expires at the 2012 annual meeting of our shareholders. Richard F. Wallman and Kevin C. O'Boyle are in the class of directors whose term expires at the 2013 annual meeting of our shareholders. At each annual meeting of our shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

              The general meeting appoints the members of the board of directors, subject to a binding nomination of the board of directors in accordance with the relevant provisions of the Dutch Civil Code. The board of directors will make the binding nomination based on a recommendation of the Nominating and Corporate Governance Committee. A nominee is deemed appointed unless the general meeting opposes the use of the binding nomination procedure by a resolution passed with the affirmative vote of at least two-thirds majority of the votes cast, which votes also represent more than 50% of our issued share capital. In such case, a new meeting is called to fill the vacancies for which the binding nominations were initially made. Nominees for appointment are presented by the board of directors. These nominations are not binding. The resolution for appointment in such meeting shall require the affirmative vote of at least two-thirds majority of the votes cast representing more than 50% of our issued share capital.

              If the board of directors fails to use its right to submit a binding nomination, the general meeting may appoint members of the board of directors with a resolution passed with the affirmative vote of at least a two-thirds majority of the votes cast, representing more than 50% of our issued share capital. A resolution of the general meeting to suspend a member of the board of directors requires the affirmative vote of an absolute majority of the votes cast. A resolution of the general meeting to suspend or dismiss members of the board of directors, other than pursuant to a proposal by the board of directors, requires a majority of at least two-thirds of the votes cast, representing more than 50% of our issued share capital.

              Pursuant to the Securityholders' Agreement, dated July 18, 2006, by and among Tornier B.V., formerly known as TMG B.V., TMG, TMG Partners U.S. LLC, Mr. Kohrs, VFI, VFII, KCH, Mr. Tornier, WP Bermuda and (by subsequent joinder agreements) TMG Partners II LLC, TMG Partners III LLC, Split Rock Partners, L.P., or Split Rock, Stichting Administratiekantoor Tornier, or STAK, Medtronic Bakken Research Center B.V., or Medtronic, and DVO TH, L.L.C., or DVO TH, as amended on August 27, 2010, TMG, effective from and after the closing of this offering, has the right to designate three of the eight directors to be nominated to our board of directors for so long as TMG beneficially owns at least 25% of the outstanding shares, two of the eight directors for so long as TMG beneficially owns at least 10% but less than 25% of the outstanding shares and one of the eight directors for so long as TMG beneficially owns at least 5% but less than 10% of the outstanding shares, and the Company has agreed to use its reasonable best efforts to cause the TMG designees to be elected. In addition, Mr. Kohrs will continue to be entitled to be nominated for election to the board of directors until termination of his employment.

              No family relationships exist among any of our directors, executive officers or key employees.

              If a majority of our members of the board of directors will not qualify as independent under the Dutch Corporate Governance Code, we shall explain the reason for this in our annual report in accordance with the Dutch Corporate Governance Code.

              Under our amended articles of association, the internal rules for the board of directors and the board committees and Dutch law, the members of the board of directors are collectively responsible for the management, general and financial affairs and policy and strategy of our company.

              The executive director is our Chief Executive Officer, who is primarily responsible for managing our day-to-day affairs as well as other responsibilities that have been delegated to the executive director in accordance with our amended articles of association and our internal rules for the board of directors. The non-executive directors supervise the Chief Executive Officer and our general affairs and provide general advice to our Chief Executive Officer. In performing their duties, the non-executive directors are guided by the interests of the Company and shall, within the boundaries set by relevant Dutch law, take into account the relevant interests of our stakeholders. The internal affairs of the board of directors are governed by our rules for the board of directors.

              It is expected that all meetings of the board of directors will be held in the Netherlands. Each director has the right to cast one vote and may be represented at a meeting of the board of directors by a fellow director. The board of directors may pass resolutions only if a majority of the directors is present at the meeting and all resolutions must be passed by a majority of the directors present or represented. However, as required by Dutch law, our amended articles of association provides that when one or more members of the board of directors is absent or prevented from acting, the remaining members of the board of directors will be entrusted with the management of our company. The intent of this provision is to satisfy certain requirements under Dutch law and provide that, in rare circumstances, when a director is incapacitated, severely ill or similarly absent or prevented from acting, the remaining members of the board (or, in the event there are no such remaining members, a person appointed by our shareholders at a general meeting) will be entitled to act on behalf of the board in the management of our company, notwithstanding the general requirement that otherwise requires a majority of our board be present. In these limited circumstances, our amended articles of association permit our board of directors to pass resolutions even if a majority of the directors is not present at the meeting.

              Subject to Dutch law and any director's objection, resolutions may be passed in writing by a majority of the directors in office. Pursuant to the internal rules for our board of directors, a director may not participate in discussions or the decision-making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by a majority of our board of directors, excluding such interested director or directors.

Committees of the Board of Directors

              As of the effectiveness of this registration statement, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has or will have the composition and responsibilities described below.

              Audit Committee.    Our audit committee will oversee a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our audit committee will (i) assist our board of directors in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor's qualifications and independence and the performance of our internal audit function and independent auditors; (ii) assume direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; and (iii) provide a medium for consideration of matters relating to any audit issues.

              Upon the completion of this offering, our audit committee will consist of Mr. Wallman (Chair), Mr. Emmitt and Mr. O'Boyle. We believe that the composition of our audit committee will comply with the applicable rules of the SEC and the NASDAQ Global Market. The board of directors has determined that Mr. Wallman, Mr. Emmitt and Mr. O'Boyle are each an "audit committee financial expert," as defined in the SEC rules, and satisfy the financial sophistication requirements of the NASDAQ Global Market. Messrs. Wallman, Emmitt and O'Boyle are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NASDAQ Global Market.

Messrs. Wallman and O'Boyle are independent as such term is defined under the Dutch Corporate Governance Code.

              Our board of directors will adopt a written charter for the audit committee, which will be available on our website upon the completion of this offering.

              Compensation Committee.    Within the scope of the compensation policy adopted by the general meeting, our compensation committee will review and recommend policy relating to compensation for and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Our compensation committee will have sole discretion concerning the administration of our option plans, including the selection of individuals to receive awards and the time at which awards will be granted.

              Upon the effectiveness of this registration statement, our compensation committee will consist of Mr. Carney (Chair) and Ms. Weatherman.

              Our board of directors will adopt a written charter for the compensation committee that will be available on our website upon the completion of this offering.

              Nominating and Corporate Governance Committee.    The nominating and corporate governance committee will oversee and assist our board of directors in identifying, reviewing and recommending nominees for election as directors; evaluate our board of directors and our management; develop, review and recommend corporate governance guidelines and a corporate code of business conduct and ethics; and generally advise our board of directors on corporate governance and related matters.

              Upon the effectiveness of this registration statement, our nominating and corporate governance committee will consist of Mr. Carney (Chair) and Mr. Wallman.

              Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

              Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

              None of our executive officers have served as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors.

Compensation of Directors and Executive Officers

              See "Compensation Discussion and Analysis," "Director Compensation" and "Related Party Transactions."

Limitation on Liability and Indemnification Matters

              Under Dutch law, indemnification provisions may be included in the articles of association. Our amended articles of association that will be in effect upon the completion of this offering provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. In addition, upon completion of this offering, we expect to enter into indemnification agreements with our directors and officers.

              At present, there is no pending litigation or proceeding involving any board of directors, member, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Dutch Corporate Governance

              Although we intend to list on the NASDAQ Global Market, we are governed by the Dutch Corporate Governance Code, as our registered office is located in The Netherlands. The Dutch Corporate Governance Code requires us to either comply with its Principles and Best Practice Provisions or to disclose and explain any deviation in our annual report filed with the Dutch Chamber of Commerce (Kamer van Koophandel), or our Dutch Annual Report. If the general meeting of shareholders explicitly approves a company's corporate governance policy and structure and endorses the explanation for any deviation from the Principles and Best Practice Provisions, such company will be deemed in compliance with the Dutch Corporate Governance Code. Prior to the completion of this offering, we expect our shareholders to approve our corporate governance structure and policy and endorse the explanation for deviations from the Principles and Best Practices.

              As our shares are listed on the NASDAQ Global Market only, we intend to take all steps necessary to remain compliant with the corporate governance rules of the NASDAQ Global Market, the Sarbanes-Oxley Act of 2002 and related regulations. As a result, we will not apply a number of the Best Practice Provisions. Pursuant to the Dutch Corporate Governance Code, we will disclose each deviation as well as the reasons for it in our Annual Report.

              The discussion below summarizes the most important differences between our expected corporate governance structure following this offering and the Principles and Best Practice Provisions of the Dutch Corporate Governance Code.

              Under the Best Practice Provisions, non-executive directors may not be granted any rights to shares as part of their compensation. In addition, any shares held by a non-executive director must be held as long-term investments. Further, any options that may be granted to members of our board of directors cannot be exercisable for three years and should be conditioned on predetermined performance criteria. Executive directors must retain shares granted to them for at least five years or the duration of their employment. Such grants to executive directors should be similarly conditioned upon performance targets defined in advance.

              Both our stock option plan and our stock incentive plan were adopted to help us recruit eligible members for our board of directors in a competitive international environment and to align our long-term interests with those of these directors. We have amended the stock option plan several times since 2006, with its most recent version having been approved by our board of directors on October 28, 2010. Our stock incentive plan was recently approved by our general meeting of shareholders on August 26, 2010. According to its terms, certain members of our board of directors have been granted options under our stock option plan, and may in the future be granted awards under our stock incentive plan, that are not tied to predetermined performance criteria as called for by Best Practice Provisions. Additionally, some of the previously granted options are, and some of our future awards will be, exercisable within three years of the date they were, or are, granted. We believe that these awards enable us to attract and retain high caliber directors and thereby create value for our other shareholders.

              Under the Best Practice Provisions, once an option has been granted, its exercise price and conditions may not be modified during its term (subject to limited exceptions). Consistent with market practice, our board of directors has the ability to amend, suspend or terminate the stock option plan, the stock incentive plan, and options granted under either plan at any time, provided that no amendment or termination will impair the rights of any person holding options at the time of such amendment or termination. Our board's ability to modify and enhance the stock option plan, the stock incentive plan, and the options granted under either plan allows us to maintain a good position in the market for directors and offer an attractive compensation package.

              Under the Best Practice Provisions, the majority of the members of the board of directors shall be non-executive directors and independent within the meaning of Best Practice Provision III.2.2. Our board of directors consists of eight members, of whom one is an executive and seven are non-executives. On our board of directors, two non-executive directors will be independent under the Dutch Corporate Governance Code. We have determined that a majority of our directors are independent under the Rules of NASDAQ. Even if they are not independent under Dutch law, the non-executive directors are obliged to perform their tasks in our best interests. Under the Dutch Corporate Governance Code, a non-executive director shall be deemed to be independent if the director is not:

  •
  A person who had an important business relationship with the company in the year prior to the appointment. The consulting agreement described in this prospectus between Mr. Tornier and us created such relationship and therefore he is not deemed independent under the Dutch Corporate Governance Code.

  •
  A person who is a member of our management board or supervisory board and is a representative in some other way of a legal entity which holds at least ten percent of our shares, unless such entity is a member of the same group as us. Mr. Carney, Mr. Girin and Mrs. Weatherman's relationship with Warburg Pincus and Mr. Emmitt's relationship with the Vertical Group, as shareholders as described in this prospectus, would make them not independent under the Dutch Corporate Code.

  •
  A person who has been an employee or member of our management board (including our group companies and companies in which we hold more than 25% of the ownership interest) in the five years prior to the appointment. Mr. Kohrs has been an employee of ours and is therefore not independent under the Dutch Corporate Governance Code.

              Under Dutch law and our amended articles of association, our board of directors may make binding nominations of members to be elected to the board of directors. A director who receives a binding nomination will become a director unless the shareholders vote otherwise at a general meeting. Under the Best Practice Provisions, the general meeting of shareholders may, by a simple majority vote, dismiss directors and cancel binding nominations of candidates for the board of directors. We may require a quorum of at least one third of the voting rights outstanding for such a vote. However, in the case of a majority vote in the absence of a one-third quorum, a second meeting will be convened whose vote will be binding, even without a one-third quorum. Our amended articles of association currently provide that the general meeting of shareholders may overrule a binding nomination only by at least a two-thirds majority of votes cast, which votes also represent more than half of the issued share capital. We hold the view that these provisions will enhance the continuity of our management and policies.

COMPENSATION DISCUSSION AND ANALYSIS

              Our "named executive officers" for 2010 consisted of the following individuals:

  •
  Douglas W. Kohrs, who currently serves as our President, Chief Executive Officer and Director;

  •
  Michael J. Doty, who served as our Chief Financial Officer until February 19, 2010;

  •
  Carmen L. Diersen, who currently serves as our Global Chief Financial Officer;

  •
  Andrew E. Joiner, who currently serves as our Vice President and General Manager, U.S. Commercial Operations;

  •
  Kevin M. Klemz, who currently serves as our Vice President, Chief Legal Officer and Secretary; and

  •
  Stéphan Epinette, who currently serves as our Vice President, International Commercial Operations.

Compensation Overview and Objectives

              Because we are a private company, compensation decisions with respect to our named executive officers have generally been based on the goal of achieving performance at levels necessary to provide meaningful returns to our shareholders upon an ultimate liquidity event. To that end, in addition to the typical need to attract, motivate and retain talented executives, our compensation programs have been specifically designed to incentivize our named executive officers to achieve short- and long-term performance goals that would enable us to substantially increase our equity value and make us an attractive candidate for either a public offering of our ordinary shares or a sale, and to provide our named executive officers with meaningful compensation upon the occurrence of such an event. Our compensation programs are weighted toward performance-based compensation, including equity-based compensation, such that our named executive officers will see returns primarily based upon the returns achieved by our shareholders. In 2010, in anticipation of becoming a public company, we modified our annual bonus program for our named executive officers to be weighted 80% on the achievement of corporate performance goals and 20% on the achievement of individual goals.

Determination of Compensation

              For services performed for us and our subsidiaries during 2010, our named executive officers were generally compensated by the operating subsidiary to which such named executive officer primarily provided services. Our board of directors was ultimately responsible for determining our compensation and benefit plans generally, and has established and reviewed all compensatory plans and arrangements with respect to our named executive officers. The board of directors meets not less than annually to specifically review and determine adjustments, if any, to all elements of compensation, including base salary, annual bonus compensation and long-term equity awards, including to evaluate the achievement of performance goals for the prior fiscal year and to set new performance goals for the current fiscal year. The board of directors also meets periodically to discuss compensation-related matters as they arise during the year. In addition, with respect to the compensation of our named executive officers, other than our Chief Executive Officer, the board of directors seeks the input and recommendation of our Chief Executive Officer. Our Chief Executive Officer reviews each other named executive officer's overall performance and contribution to the Company at the end of each fiscal year and makes recommendations regarding each element of their compensation to Mr. Carney, one of our directors, who then consults informally with our Chief Executive Officer regarding his recommendations and in turn presents his recommendations to our full board of directors for final determinations. Our Chief Executive Officer's compensation is determined based on recommendations made by Mr. Carney to the full board of directors. Our Chief Executive Officer does not participate in any formal discussion with the board of directors regarding his compensation decisions and he recuses himself from meetings when his compensation is discussed.

              The board of directors does not generally rely on formulaic guidelines for determining the mix or levels of cash and equity-based compensation, but rather maintains a flexible compensation program that allows it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to attain certain strategic and financial goals. Subjective factors considered in compensation determinations include an executive's skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance and the sufficiency of total compensation potential and structure to ensure the retention of an executive when considering the compensation potential that may be available elsewhere.

              In making its determination, the board of directors has not undertaken any formal benchmarking or reviewed any surveys commissioned by us of compensation for our competitors, but has instead relied primarily on its members' general knowledge of the competitive market.

Components of Compensation for 2010

              For 2010, the compensation provided to our named executive officers consisted of base salary, annual bonus, long-term equity-based compensation, retirement benefits and other perquisites and benefits, each of which is described in more detail below. We believe that the mix of cash- and equity-based compensation, as well as the relationship of fixed to performance-based compensation, is properly balanced and provides us with an effective means to attract, motivate and retain our named executives, as well as reward them for creation of shareholder value.

Base Salary

              The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Base salary amounts are established under each named executive officer's employment agreement, but are subject to upward adjustment by the board of directors based on its consideration of, among other factors, the scope of the executive's responsibilities, individual performance for the prior year, the mix of fixed compensation to overall compensation and consistency with what the board of directors and our Chief Executive Officer consider to be the market standard for compensation paid to similarly-situated executives at other companies. Initially, base salary was determined at the time of a named executive officer's hire, based on the above elements at such time, and such initial amount forms the basis for base salary throughout a named executive officer's tenure with the Company, with adjustments being made by the board of directors as and when appropriate, based on changes in the above elements over time and consistent with our compensation objectives. Base salary amounts for Ms. Diersen and Mr. Klemz were determined at their time of hire by our board of directors and our Chief Executive Officer, based on their consideration of factors such as the scope of Ms. Diersen's and Mr. Klemz's roles and responsibilities, our overall compensation program, and market standards for compensation paid to similarly-situated executives at other companies based on their general knowledge of the competitive market. In 2010, our board of directors established a Company-wide guideline that provided for an average salary increase for all employees, other than employees in performance review, of an approximate cost of living adjustment of 3% of 2009 salary, with the actual amount of any employee's raise determined based on 2009 performance. In 2010, Mr. Kohrs received a 3% raise and Mr. Epinette received a 4% raise pursuant to these guidelines and based on the board's subjective evaluation of their performance. Mr. Joiner's base salary was increased by 8.3% in 2010 to reward him for his service based on the board's subjective evaluation of his performance as to the performance factors described above and to keep his base salary in line with what the board of directors and our Chief Executive Officer determined was the market standard for compensation paid to similarly-situated executives at other companies based on their general knowledge of the competitive market.

Annual Bonuses

              Annual bonuses are intended to compensate executives for achieving annual Company-wide financial goals and individual performance goals. Target bonus amounts (60% of base salary for Mr. Kohrs, 50% of base salary for Mr. Joiner, 50% of base salary for Ms. Diersen, 40% of base salary for Mr. Klemz and 30% of base salary for Mr. Epinette) were established under each named executive officer's employment agreement at the time such agreements were entered into, with actual bonuses for a given fiscal year being based upon the achievement of the applicable performance objectives. Target bonus amounts for Ms. Diersen and Mr. Klemz were determined by our board of directors and our Chief Executive Officer based on their consideration of our overall compensation program and market standards for compensation paid to similarly-situated executives at other companies based on their general knowledge of the competitive market. The 2010 target bonus percentages for the other named executive officers did not change from their 2009 levels. For 2010, the payment of annual bonuses to our named executive officers will be based 80% upon achievement of corporate performance goals relating to our revenue, Modified EBITDA, revenue over net inventories plus gross instruments, cash flows, and year-end days sales outstanding, and 20% upon the named executive officer's achievement of individual performance goals described below. For 2010, Ms. Diersen and Mr. Klemz will be eligible to receive pro-rated annual bonuses based on the number of days they were employed by the Company in 2010.

              The following table sets forth the financial performance criteria for the 2010 bonus program which were established by the board of directors on March 3, 2010, and the range of possible payouts for named executive officers based on the performance achieved. At their respective times of hire, our board of directors and our Chief Executive Officer determined that the portion of Ms. Diersen's and Mr. Klemz's 2010 pro-rated annual bonuses tied to corporate performance goals should be based upon achievement of the same financial performance criteria applicable to our other named executive officers' 2010 annual bonuses, in order to encourage consistent behavior among our named executive officers and to promote the achievement of overall corporate performance goals.

              If performance achieved falls between the threshold, target and maximum levels, actual payout percentages are determined on a sliding scale basis, with payouts starting at 50% of target for minimum performance achievement and capped at 150% of target for maximum achievement. The actual payout percentages for the portion of the named executive officers' bonuses tied to corporate performance goals are not currently calculable, but are expected to be determined by the board during the first quarter of 2011.

	Weight (% of 2010 bonus tied to performance of this metric)	Performance targets(1)			Payout percentage
Modified metrics(2)		Threshold	Target	Maximum	Threshold	Target	Maximum
Modified Revenue	32%	$215.1 million	$239.0 million	$282.0 million	50%	100%	150%
Modified EBITDA(3)	28%	$17.7 million	$19.7 million	$25.4 million	50%	100%	150%
Modified Revenue/(Net Inventories + Gross Instruments)(4)	8%	1.38	1.53	1.80	50%	100%	150%
Modified Cash From Operations(5)	8%	$(18.9) million	$(17.2) million	$(11.8) million	50%	100%	150%
Modified Days Sales Outstanding (Year-End)(6)	4%	78.0	70.9	60.3	50%	100%	150%

(1)
The performance targets were established based on an assumed foreign currency exchange rate of 1.45 U.S. dollars for 1 Euro, which represented an anticipated average rate of foreign exchange for 2010 and which was the rate of foreign exchange used by the Company for 2010 budgeting purposes.

(2)
The board of directors has historically determined bonus amounts after reviewing our unaudited financial statements for the applicable fiscal year, which are adjusted for changes to the foreign exchange rates and which are subject to discretionary adjustment by our board for items that are unusual and not reflective of normal operations. It is anticipated that 2010 bonus amounts will be subject to foreign exchange adjustments and discretionary board adjustments and will differ from the figures reported in our 2010 audited financial statements.

(3)
"Modified EBITDA" means our earnings before interest, taxes, depreciation and amortization, subject to adjustment as described in footnote (2).

(4)
"Modified Revenue/(Net Inventories + Gross Instruments)" means our annual revenue divided by the annual average of the sum of net inventories and gross instruments before accumulated depreciation, subject to adjustment as described in footnote (2). Gross instruments refers to the acquisition cost of the fixed assets.

(5)
"Modified Cash from Operations" means our cash generated by (used in) operations, reduced by capital expenditures and instrument expenditures, subject to adjustment as described in footnote (2).

(6)
"Modified Days Sales Outstanding (Year-End)" is a measure of the average number of days of revenue included in the net accounts receivable reported on the balance sheet at year end, subject to adjustment as described in footnote (2).

              Individual performance goals for 2010 were communicated to each of our named executive officers, other than Mr. Klemz and Ms. Diersen, by our Chief Executive Officer (or, in the case of our Chief Executive Officer, our board of directors) at the beginning of 2010. Individual performance goals for 2010 for Mr. Klemz and Ms. Diersen were communicated to them by our Chief Executive Officer at their respective times of hire. These individual performance goals were primarily based on the named executive officer's ability to interact with peers, performance of the named executive officer's direct reports (including the success in recruiting top level talent), development and strengthening of the named executive officer's relationships with our vendors, distributors and customers, and overall contribution to the Company. The portion of the 2010 annual bonus tied to individual performance goals is capped at 100% of target for maximum achievement. The actual payout percentages for the portion of the named executive officers' bonuses tied to individual performance goals are not currently calculable, but are expected to be determined by the board during the first quarter of 2011.

              For 2010, the payout percentages attributable to corporate performance will represent 80% and individual performance will represent 20% of the named executive officers' overall annual bonus. Aggregate payout percentages and actual 2010 bonus amounts, which will be paid by March 2011, are not currently calculable, but are expected to be determined by the board during the first quarter of 2011.

French Incentive Compensation Scheme

              In addition to participating in our annual bonus program, Mr. Epinette participates in an incentive compensation scheme on the same basis as other employees of our French operating subsidiary. This incentive compensation scheme enables our French operating subsidiary to provide its employees with a form of compensation that is efficient with respect to income tax and mandated social contributions in France, insofar as the payments made under the incentive compensation scheme, which receives preferential tax treatment, are exempted from social security contributions. Pursuant to the incentive compensation scheme, employees may receive an annual incentive payment equal to a specified percentage of base salary, up to certain statutory limits. In 2010, employees were eligible to receive up to 16% of base salary, up to a statutory limit of $22,984. For 2010, annual incentive payments were dependent on the achievement of performance goals relating to revenue, Modified EBITDA, revenue over net value of implants and instruments and on-time delivery to market of certain new products. The following table sets forth the 2010 financial performance metrics for the incentive compensation scheme and the range of possible payouts for Mr. Epinette based on the performance achieved. If performance achieved falls between the threshold and target/maximum levels, actual payout percentages are determined on a sliding scale basis, with payouts starting at 0.25% of base salary for minimum performance achievement and capped at 4% of base salary for target/maximum achievement. The actual payout percentages and Mr. Epinette's actual 2010 incentive payment amount, which will be paid by July 2011, are not currently calculable, but are expected to be determined by the board during the first quarter of 2011.

		Performance targets(1)		Payout
	Weight (% of payment tied to performance of this metric)
Modified metrics(2)		Threshold	Target/max.(3)	Threshold (% of base salary)	Target/max. (% of base salary)
Modified Revenue	25%	$203.2 million	$239.0 million	0.25%	4%
Modified EBITDA(4)	25%	$16.7 million	$19.7 million	0.25%	4%
Modified Revenue/(Net Value of Implants and Instruments)(5)	25%	.91	1.97	0.25%	4%
On-time Delivery to Market of New Products(6)	25%	n/a	n/a	0.25%	4%

(1)
The performance targets were established based on an assumed foreign currency exchange rate of 1.45 U.S. dollars for 1 Euro, which represented an anticipated average rate of foreign exchange for 2010 and which was the rate of foreign exchange used by the Company for 2010 budgeting purposes.

(2)
The board of directors has historically determined incentive payment amounts after reviewing our unaudited financial statements for the applicable fiscal year, which are adjusted for changes to the foreign exchange rates and which are subject to discretionary adjustment by our board for items that are unusual and not reflective of normal operations. It is anticipated that 2010 incentive payment amounts will be subject to foreign exchange adjustments and discretionary board adjustments and will differ from the figures reported in our 2010 audited financial statements.

(3)
Under the French incentive compensation scheme, the maximum possible payout is 16% of base salary, up to a statutory limit of $22,984, which is based on 100% achievement of target levels. Therefore, target and maximum performance and payout amounts are the same for the purposes of the French incentive compensation scheme.

(4)
"Modified EBITDA" means our earnings before interest, taxes, depreciation and amortization, subject to adjustment as described in footnote (2).

(5)
"Modified Revenue/(Net Value of Implants and Instruments)" means revenue, divided by the net value of our inventory of raw materials, semi-finished products, and finished goods inventory in warehouses and with customers, plus the net value of implants and instruments, subject to adjustment as described in footnote (2).

(6)
"On-Time Delivery to Market of New Products" means the timely release of certain new, strategic products by specific dates. The target/maximum payout amount with respect to this metric assumes the timely release of all new products scheduled to be delivered for a given year, whereas the threshold payout amount is determined by dividing 4% (the target/maximum payout for this metric) by the number of new products scheduled to be delivered for a given year.

Long-Term Equity Compensation

Stock Option Plan

              We maintain a stock option plan, in an effort to align the equity ownership of our employees with the long-term interests of our shareholders, under which our named executive officers and other employees are eligible to receive option grants. We believe that options effectively incentivize our employees to maximize Company performance, as the value of awards is directly tied to an appreciation in the value of our shares, and provide an effective retention mechanism as a result of the applicable vesting mechanics of the options.

              In 2010, each of our named executive officers (other than Mr. Doty) received a grant of options. The number of options granted to each named executive officer (other than Mr. Klemz and Ms. Diersen) was determined by our board of directors, based upon recommendations from Mr. Carney and, other than with respect to his grants, the Chief Executive Officer, based on each executive's position, role and responsibilities, and individual and overall Company performance as determined by the board of directors. In determining the actual number of options awarded to Mr. Kohrs during 2010, the board of directors considered our past grant practices and targeted an ownership rate appropriate for Mr. Kohrs' current equity held and the relative percentage of total equity that his current equity holdings and proposed option grant would represent, and determined that an award to Mr. Kohrs of 83,333 options was consistent with our overall compensation objectives. Those objectives include providing a substantial portion of named executive officer compensation in the form of equity-based compensation and aligning our named executive officers' interests with those of our shareholders. Historically (and in 2010) the board of directors has determined the actual number of options awarded to our named executive officers during a given fiscal year by assessing targeted long-term ownership levels and the relative percentage of total equity outstanding that each option grant represents. Consistent with past practices, Mr. Klemz was granted 83,333 options in 2010, and Ms. Diersen, 150,000 options, in connection with the commencement of their employment. The board of directors and our Chief Executive Officer determined the number of options awarded to Mr. Klemz and Ms. Diersen based upon their respective roles and responsibilities and based on a desire to align their interests with those of our shareholders at the outset of their employment by providing them with a grant of long-term equity-based compensation, As new hires, Mr. Klemz and Ms. Diersen received option grants that were larger than the grants made to our other named executive officers in 2010, which is consistent with our historical practice of providing new hires with larger grants than the annual grants provided to our other named executive officers, in order to provide such individuals with a stake in our future which corresponds to the stake of each of our shareholders at the outset of their employment. Our stock option plan provides that, except as may otherwise be determined by the board of directors, options vest over a four-year period, with 25% vesting on the first anniversary of the applicable vesting commencement date and the remaining 75% vesting on a pro-rata basis on each quarterly anniversary of the applicable vesting commencement date over the three-year period thereafter. Option holders will forfeit their outstanding options to the extent they, as determined by our board of directors, engage in competitive activities (as defined in the stock option plan) during the course of their employment or during the six-month period following their termination. Additionally, in the event a change in control occurs following the effective date of this registration statement, unless otherwise provided by our compensation committee, any outstanding awards, whether vested or unvested, will be accelerated as of the consummation of the change in control. We believe that granting options subject to the vesting schedule described above provides us with an effective mechanism to incentivize and to retain our named executive officers and to align their interest with the long-term interests of our shareholders.

              For more information on the stock option plan, see the discussion below under "Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Stock Option Plan."

Stock Incentive Plan

              At our general meeting of shareholders on August 26, 2010, our shareholders approved a new stock incentive plan that will afford more flexibility to our compensation committee by allowing grants following the effective date of this registration statement of a wide variety of equity awards to our employees, including our named executive officers, directors, and consultants, including incentive and non-qualified options, stock appreciation rights, stock grants, stock unit grants, cash-based awards, and other stock based awards. The stock incentive plan is designed to assist us in attracting and retaining our employees, directors, and consultants, to provide an additional incentive to such individuals to work to increase the value of our ordinary shares, and to provide such individuals with a stake in our future which corresponds to the stake of each of our shareholders.

              As of the effective date of this registration statement, no further grants will be made under our current stock option plan. As of the effective date of this registration statement, the stock incentive plan will reserve for issuance a number of ordinary shares equal to the sum of (i) the number of ordinary shares available for grant under our current stock option plan as of the effective date of this registration statement (not including issued or outstanding shares granted pursuant to options under the stock option plan as of such date) and (ii) the number of ordinary shares forfeited upon the expiration, cancellation, forfeiture, cash settlement or other termination following the effective date of this registration statement of an option outstanding as of the effective date of this registration statement under our current stock option plan. As of January 2, 2011, 1,199,697 ordinary shares remained available for grant under our current stock option plan. For purposes of determining the remaining ordinary shares available for grant under the stock incentive plan, to the extent that an award expires or is cancelled, forfeited, settled in cash, or otherwise terminated without a delivery to the participant of the full number of ordinary shares to which the award related, the undelivered ordinary shares will again be available for grant. Similarly, ordinary shares withheld or surrendered in payment of an exercise price or taxes relating to an award under the stock incentive plan shall be deemed to constitute shares not delivered to the participant and shall be deemed to again be available for awards under the stock incentive plan. The total number of ordinary shares available for issuance under the stock incentive plan will be subject to adjustment in the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin off) or any other similar change in our corporate structure or ordinary shares.

              The stock incentive plan provides for the grant of both incentive stock options, within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended, and non-qualified stock options. The stock incentive plan also permits the grant of ordinary shares subject to vesting restrictions, stock unit grants, which represent the right to receive cash based on the value of ordinary shares in the future, stock appreciation rights grants, which are rights to receive an amount equal to the value in cash or in ordinary shares of the appreciation in the ordinary shares over a specified period, and grants of other awards that may be denominated in, payable in, valued in whole or in part by reference to or otherwise based on or related to our ordinary shares.

              In the event of a change in control (as defined in the stock incentive plan), unless otherwise provided by the compensation committee, any outstanding awards, whether vested or unvested, will be accelerated as of the consummation of the change in control. Alternatively, the compensation committee may determine that outstanding awards will be cancelled as of the consummation of the change in control and that holders of cancelled awards will receive a payment in respect of such cancellation based on the amount of per-share consideration being paid in connection with the change in control less, in the case of options and other awards subject to exercise, the applicable exercise price.

              Our board of directors will have the ability to amend the stock incentive plan or any awards granted thereunder at any time, provided that no amendment will be made that impairs the rights of the holder of any award. Our board of directors may also suspend or terminate the stock incentive plan at any time, and, unless sooner terminated, the stock incentive plan shall terminate on the day before the tenth (10th) anniversary of the date the stock incentive plan was adopted by our shareholders.

Employee Stock Purchase Plan

              At our general meeting of shareholders on October 28, 2010, our shareholders approved a new employee stock purchase plan that will provide our employees, including our named executive officers, and employees of certain designated subsidiaries with an opportunity to purchase our ordinary shares at a discount on a tax-qualified basis through payroll deductions following the effective date of this registration statement. The employee stock purchase plan will be designed to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code.

              A total of 333,333 ordinary shares will be reserved for issuance under the employee stock purchase plan, subject to adjustment in the event of certain changes in our corporate structure or ordinary shares. The employee stock purchase plan will provide for consecutive offering periods, during which participating employees may elect to have between 1% and 10% of their compensation withheld and applied to the purchase of ordinary shares at the end of the period. Unless otherwise determined by our compensation committee before an offering period, the purchase price will be 85% of the fair market value of the ordinary shares at the end of the offering period.

              The stock purchase plan will be administered by our compensation committee. Our board of directors will have the ability to suspend, terminate, or amend the employee stock purchase plan at any time, although the board of directors generally may not amend the employee stock purchase plan in such a way that would adversely affect the rights of any participating employee without that employee's consent or shareholder approval. Unless sooner terminated, the employee stock purchase plan will terminate on the day before the tenth (10th) anniversary of the date the employee stock purchase plan is approved by the board.

Retirement Benefits

              In 2010, each of our named executive officers had the opportunity to participate in retirement plans maintained by our operating subsidiaries, including our U.S. operating subsidiary's 401(k) plan and, with respect to Mr. Epinette, our French operating subsidiary's government-mandated pension plan and a government-mandated pension plan for managerial staff, or the Retraite Complémentaire, on the same basis as our other employees. We believe that these plans provide an enhanced opportunity for our named executive officers to plan for and meet their retirement savings needs. Mr. Epinette also participated in our French operating subsidiary's defined contribution pension plan for key employees, or the Retraite Supplémentaire on the same basis as other key employees. In 2010, pursuant to the Retraite Supplémentaire, our French operating subsidiary made contributions equal to approximately 6.5% of Mr. Epinette's base salary on Mr. Epinette's behalf. The Retraite Supplémentaire is intended to supplement the state pension plans mandated by French labor laws and to provide participants with a form of compensation that is efficient with respect to income tax and mandated social contributions.

Perquisites and Other Benefits

              In 2010, our named executive officers were eligible to receive the same benefits, including life and health benefits, that were available to all employees. We also provided certain additional perquisites to our named executive officers, on a case-by-case basis, including relocation and automobile allowances. We paid for Ms. Diersen's moving and temporary housing expenses associated with her relocation upon joining the Company, which we believed were a necessary inducement for her to join the Company. We also provide Mr. Epinette with an automobile allowance on the same basis as other key employees of our French operating subsidiary pursuant to a Company policy, which we believe is necessary in light of the competitive market for talent in our industry.

Employment/Severance, Non-Competition and Non-Solicitation Agreements

              Each of our named executive officers is entitled to receive severance benefits upon certain qualifying terminations of employment, pursuant to the provision of such executive's employment agreement. Additionally, pursuant to their agreements, each of our named executive officers is entitled to receive certain enhanced severance benefits upon certain qualifying terminations of employment occurring within twelve months of a Change in Control (as such term is defined in the employment agreements). These severance arrangements were initially offered to induce the named executive officers to accept or continue employment with the Company and are primarily intended to retain our named executives, provide consideration to an executive for certain restrictive covenants that apply following a termination of employment and to provide continuity of management in connection with a threatened or actual Change in Control transaction. Additionally, we entered into the employment agreements because they provide us valuable protection by subjecting the named executive officers to restrictive covenants that prohibit the disclosure of confidential information during and following their employment and limit their ability to engage in competition with us or otherwise interfere with our business relationships following their termination of employment. For more information on our employment agreements and severance arrangements with our named executive officers, see the discussions below under "Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreements" and "Potential Payments Upon a Termination or Change in Control."

              In connection with his termination of employment, which became effective on February 19, 2010, Mr. Doty and our U.S. operating subsidiary entered into a separation agreement pursuant to which, in exchange for his execution of a general release, Mr. Doty became entitled to the severance payments and benefits described below under "Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Separation Agreement with Michael Doty."

Compensation Risk Management

Risk Management

              Our board of directors has reviewed our overall compensation policies and practices to determine whether those policies and practices are reasonably likely to have a material adverse effect on us and has concluded that they are not reasonably likely to have a material adverse effect on us based on the following analysis:

Base Compensation

              Base compensation is a fixed portion of overall compensation that is set based on factors such as the scope of an employee's responsibilities and market practices, and which provides income regardless of our short-term performance. Our board of directors does not believe that base compensation creates an incentive for our employees to take undue risks.

Bonus Programs

              Bonuses are intended to compensate our employees for achieving corporate performance goals and individual performance goals. We maintain several incentive compensation programs, including our annual bonus program and an incentive compensation scheme for the benefit of employees of our French operating subsidiary, which is maintained in accordance with French labor laws. Our bonus programs are designed to focus employees on achieving annual goals that are important to our success. The fact that bonuses are awarded based on the achievement of corporate performance goals may encourage some risk-taking behavior, but this risk is mitigated by the fact that awards are based on the achievement of a balanced mix of several broad-based criteria. Additionally, in the case of our annual bonus program, a portion of the annual bonus is awarded based on the achievement of qualitative individual performance goals, and in the case of our French incentive compensation scheme, payments are limited by local law and generally do not represent a significant portion of our employees' total compensation. For these reasons, our board of directors believes that our bonus programs appropriately balance risk and reward, and do not encourage employees to take unnecessary or excessive risks which could have a material adverse effect on us.

Long-Term Equity Compensation

              We award certain employees equity compensation in the form of options in an effort to align the equity ownership of employees with the long-term interests of our shareholders. Our board of directors believes that long-term equity compensation discourages our employees from engaging in unnecessary or excessive risk taking, because the ultimate value of the equity awards, which are subject to four-year vesting schedules, is determined based on the long-term appreciation in value of our shares.

Retirement, Health, and Other Welfare Benefits

              Our employees are eligible to participate in retirement plans maintained by us and by our operating subsidiaries abroad. Our board of directors does not believe that such programs encourage our employees to take unnecessary or excessive risks which could have a material adverse effect on us, because they represent a small portion of overall compensation, are unrelated to our short-term performance, and are generally limited by local laws. Our board of directors does not believe that the health and welfare benefits we provide to our employees create an incentive for our employees to take undue risks, because the value of these benefits is unrelated to our short-term performance.

Severance Benefits

              Our executive officers and our employees are eligible to receive severance payments and benefits upon certain terminations of employment pursuant to their employment agreements, our severance policy, or severance policies maintained by our operating subsidiaries abroad in accordance with local laws, which payments and benefits are limited by the terms of such applicable agreements, policies, and laws. Our board of directors does not believe that our severance policies and practices create an incentive for our employees to take undue risks.

Perquisites

              We provide our executive officers and certain other employees with perquisites, including, in the case of Mr. Epinette, an automobile allowance. Our board of directors does not believe that the perquisites we provide are excessive, or that they encourage employees to take unnecessary or excessive risks.

              After considering the risk implications of each element of our overall compensation program, our board of directors determined that the only components of employee compensation that could pose risks are the annual bonus program and the incentive programs. These programs encourage some level of risk taking by our employees; however, we believe that the risk is well managed and the level of risk acceptable, particularly in light of the balanced mix of fixed and variable elements, and of short- and long-term elements, in our overall compensation program. For these reasons, our board of directors concluded that our overall compensation policies and practices are not likely to have a material adverse effect on us.

Executive Compensation

Summary Compensation Table

              The following table shows compensation of our principal executive officer, our principal financial officers and other named executive officers for the fiscal years ending December 27, 2009 and January 2, 2011.

Name and principal position	Year	Salary ($)		Option awards (2)($)		Non-equity incentive plan compensation ($)		All other compensation ($)		Total ($)
Douglas W. Kohrs	2010	490,333	(1)	913,625		—	(3)	0		1,403,958
President, Chief Executive Officer and Director(4)	2009	477,210		478,661		289,189		0		1,245,060
Michael J. Doty(4)	2010	44,315		191,960	(6)	—	(3)	283,795	(5)	520,070
Chief Financial Officer	2009	315,667		119,665		131,317		0		566,649
Carmen L. Diersen (4)	2010	172,500		1,711,935		—	(3)	184,866	(9)	2,069,301
Andrew E. Joiner	2010	327,417		456,825		—	(3)	6,701		790,943
Vice President and General Manager, U.S. Commercial Operations	2009	304,500		239,330		156,818		0		700,648
Stéphan Epinette(7)	2010	278,171		365,450		—	(3)	95,847	(8)	739,468
Vice President, International Commercial Operations	2009	278,866		478,661		109,667		78,418		945,612
Kevin M. Klemz(4)	2010	81,865		899,925		—	(3)	0		981,790
Vice President, Chief Legal Officer and Secretary

(1)
Effective as of August 26, 2010, five percent of Mr. Kohrs's annual base salary was allocated to his service as a member of our board of directors.

(2)
The amounts shown in the "Option Awards" column represent the aggregate grant date fair value of equity awards granted in 2009 and 2010, respectively, computed in accordance with FASB ASC Topic 718. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions for options granted to all employees:

	2009	2010
Risk-free interest rate	1.8%	2.26%
Expected life in years	6.0	5.8
Expected volatility	41.8%	49.8%
Expected dividend yield	0.0%	0.0%
(3)
The amount of annual incentive bonuses paid to our named executive officers based on 2010 performance, and, for Mr. Epinette, the bonus payable pursuant to the French incentive compensation scheme based on 2010 performance, are not currently calculable, but are expected to be determined during the first quarter of 2011, at which time such amounts will be disclosed under Item 5.02(f) on Form 8-K. As a result of his termination of employment, Mr. Doty will not be eligible to receive an annual incentive bonus based on 2010 performance.

(4)
Mr. Doty's tenure as Chief Financial Officer of Tornier, Inc. terminated as of February 19, 2010. Ms. Diersen joined the Company on June 21, 2010. Mr. Kohrs served as the Company's principal financial officer during the period between Mr. Doty's departure and Ms. Diersen joining the Company. Mr. Klemz joined the Company on September 13, 2010.

(5)
Reflects severance payments of $271,352, which represents the cost of base salary continuation through January 2, 2011, and benefits of $12,443, which represents the cost of continued coverage on our health plans though January 2, 2011, payable to Mr. Doty in connection with his termination of employment.

(6)
Reflects the incremental fair value, computed as of February 19, 2010, in accordance with FASB ASC Topic 718, with respect to the extension of the exercise period applicable to Mr. Doty's vested, unexercised equity awards. The incremental fair value with respect to the modified options was estimated on the modification date using the Black-Scholes option pricing model using the following weighted-average assumptions:

Risk-free interest rate	0.4%
Expected life in years	1.5
Expected volatility	55%
Expected dividend yield	0.0%
(7)
Mr. Epinette's cash compensation was paid in Euro. The foreign currency exchange rate of 1.3278 U.S. dollars for 1 Euro, which reflects an average conversion rate for 2010, was used to calculate Mr. Epinette's base salary and all other compensation amounts for 2010.

(8)
Consists of $4,732 in contributions to the French government-mandated pension plan, $44,920 in contributions to our French operating subsidiary's Retraite Complémentaire on Mr. Epinette's behalf, $18,031 in contributions to our French operating subsidiary's Retraite Supplémentaire on Mr. Epinette's behalf and $28,164 related to automobile expenses. The foreign currency exchange rate of 1.3278 U.S. dollars for 1 Euro, which reflects an average conversion rate for 2010, was used to calculate Mr. Epinette's all other compensation amounts for 2010.

(9)
Consists of relocation perquisites including moving costs of $29,253, payment of real estate taxes associated with the sale of Ms. Diersen's prior residence of $14,313, payment of legal fees associated with the sale of Ms. Diersen's prior residence of $2,475, payment of real estate fees associated with the sale of Ms. Diersen's prior residence of $66,075, payment of closing costs associated with the sale of Ms. Diersen's prior residence of $4,699, family travel costs of $4,245, temporary housing costs of $17,250, gross-up of compensation for taxes payable on the above items of $44,118, and $2,438 in contributions to our U.S. operating subsidiary's 401(k) Plan on Ms. Diersen's behalf.

 Grant of Plan-Based Awards

              The following table sets forth summary information regarding all grants of plan-based awards made to our named executive officers for the year ended January 2, 2011.

							All other option awards: number of securities underlying options (#)
			Estimated future payouts under non-equity incentive plan awards ($)
								Exercise or base price of option awards ($/share)(4)
									Grant date fair value of option awards(5)
Name(1)	Grant date		Threshold (2)		Target	Maximum (3)
Douglas W. Kohrs	3/3/2010		5,884		294,200	411,880	—	—	—
	6/3/2010		—		—	—	83,333	22.50	913,625
Michael J. Doty	2/19/2010		—		—	—	—	—	191,960	(6)
Carmen L. Diersen	6/21/2010		1,725		86,250	120,750	—	—	—
	6/21/2010		—		—	—	150,000	22.50	1,711,935
Andrew E. Joiner	3/3/2010		3,274		163,708	229,192	—	—	—
	6/3/2010		—		—	—	41,666	22.50	456,825
Stéphan Epinette(7)	3/3/2010		1,669	(9)	83,451	116,832	—	—	—
	6/25/2010	(8)	695		22,984	22,984	—	—	—
	6/3/2010		—		—	—	33,333	22.50	365,450
Kevin M. Klemz	9/13/2010		655		32,746	45,844	—	—	—
	10/28/2010		—		—	—	83,333	22.50	899,925

(1)
All of our named executive officers (other than Mr. Doty) were granted non-equity incentive plan awards pursuant to our 2010 annual bonus scheme, and were granted stock options pursuant to our stock option plan. Mr. Epinette was also granted a non-equity incentive plan award pursuant to our French operating subsidiary's incentive compensation scheme.

(2)
The threshold amount for awards payable under our annual bonus program and our French operating subsidiary's incentive compensation scheme assumes that the threshold level of the lowest weighted financial performance objective has been satisfied.

(3)
Maximum amounts reflect payout of the portion of annual bonus tied to corporate financial performance objectives at a rate of 150% of target and the portion of the annual bonus tied to individual performance objectives at a rate of 100% of target under our annual bonus program. Target and maximum payout amounts are the same for the purposes of the French incentive compensation scheme.

(4)
The exercise price of the options was set at the fair market value of one share of our ordinary shares at the time of the grant, with fair market value being determined by our board of directors in good faith.

(5)
The amounts shown in the "Option Awards" column represent the aggregate grant date fair value of equity awards granted in 2010, computed in accordance with FASB ASC Topic 718. See footnote (2) to the Summary Compensation Table for a discussion of valuation assumptions for the aggregate grant date fair values.

(6)
Reflects the incremental fair value, computed as of February 19, 2010, in accordance with FASB ASC Topic 718, with respect to the extension of the exercise period applicable to Mr. Doty's vested, unexercised equity awards. See footnote (6) to the Summary Compensation Table for a discussion of valuation assumptions for the incremental modification date fair value.

(7)
The foreign currency exchange rate of 1.3278 U.S. dollars for 1 Euro, which reflects an average conversion rate for 2010, was used to calculate Mr. Epinette's target and maximum awards in respect of annual bonus and payments under the French incentive compensation scheme.

(8)
The terms of the 2010 French incentive compensation scheme were governed by an agreement entered into by our French operating subsidiary on June 25, 2010. Awards set forth on this line represent awards granted to Mr. Epinette pursuant to our French operating subsidiary's incentive compensation scheme.

(9)
Awards set forth on this line represent awards granted to Mr. Epinette pursuant to our annual bonus program.

Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

              Tornier, Inc., our U.S. operating subsidiary, is a party to employment agreements with Messrs. Kohrs, Joiner, and Klemz, and Ms. Diersen, which agreements are substantially the same other than differences in base salary, target annual bonus percentages and severance. The agreements have specified terms of three years, subject to automatic renewal for one-year terms unless either party provides 60 days' advance notice of their desire not to renew. Under the agreements, each executive is entitled to an enumerated base salary, subject to increase but not decrease, is eligible to receive an annual bonus with a target bonus equal to an enumerated percentage of base salary (60% for Mr. Kohrs, 50% for Mr. Joiner, 50% for Ms. Diersen, and 40% for Mr. Klemz), and is entitled to participate in the employee benefit plans and arrangements that we generally maintain for our senior executives. If an executive's employment is terminated by Tornier, Inc. without "cause" (as such term is defined in the employment agreements), in addition to any accrued but unpaid salary and benefits through the date of termination, the executive will be entitled to base salary and health and welfare benefit continuation for twelve months following termination, and, in the event their employment is terminated without cause due to non-renewal of their employment agreements by Tornier, Inc., the executives will also be entitled to a payment equal to their pro-rata annual bonus for the year of termination. In the event any of Messrs. Kohrs, Joiner, Klemz's, or Ms. Diersen's, employment is terminated without cause or by the executive for "good reason" (as such term is defined in the employment agreements) within twelve months following a change in control, the executives will be entitled to receive accrued but unpaid salary and benefits through the date of termination, a lump-sum payment equal to their base salary plus target bonus for the year of termination, health and welfare benefit continuation for twelve months following termination and accelerated vesting of all unvested options. In addition, Mr. Kohrs' agreement provides that in the event the payments and benefits to which he is entitled pursuant to the agreement become subject to the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, he will be entitled to a "gross-up" payment in order to cover such tax liability. The agreements also contain covenants intended to protect against the disclosure of confidential information during and following an executive's employment, as well as restrictions on engaging in competition with Tornier, Inc. or otherwise interfering with our business relationships, which extend through the first anniversary of an executive's termination of employment for any reason.

              Tornier SAS, our French operating subsidiary, is also a party to an employment agreement with Mr. Epinette, which does not have a specified term, but which may be terminated by either party in accordance with local law, and which is substantially similar to the employment agreements described above with respect to base salary, annual target bonus (30% of base salary), benefit participation and non-compete obligations. Pursuant to the agreement and French labor laws, Mr. Epinette is entitled to receive certain payments and benefits following a voluntary or involuntary termination of employment, including an amount equal to twelve months' gross monthly salary, which is payable as consideration for the restrictive covenants contained in the agreement, a payment equal to Mr. Epinette's French incentive compensation scheme payment for the year of his termination and, in the case of an involuntary termination of employment, a severance payment payable pursuant to French law, the amount of which is determined based on Mr. Epinette's gross monthly salary and years of service with Tornier SAS. If Mr. Epinette is terminated for reasons other than negligence or serious misconduct following a change in control (as such term is defined in the employment agreement), he is entitled to gross monthly salary continuation and health and welfare benefit continuation for twelve months following termination of employment, accelerated vesting of all unvested options, as well as a payment equal to Mr. Epinette's annual target bonus and French incentive compensation scheme payment for the year of his termination. Pursuant to French law, gross monthly salary represents the average salary Mr. Epinette received during the twelve-month period preceding his termination and includes the amount of any annual incentive bonus payable to Mr. Epinette during such period pursuant to our annual bonus program.

Separation Agreement with Michael Doty

              Our U.S. operating subsidiary entered into a separation agreement with Mr. Doty in connection with his termination of employment, which became effective on February 19, 2010, pursuant to which, in exchange for his execution of a general release, Mr. Doty became entitled to the severance payments and benefits payable to him in the event of an involuntary termination of employment without cause pursuant to the employment agreement to which he was a party with the Company prior to his termination of employment, which was substantially the same as the agreements with Messrs. Joiner and Klemz, and Ms. Diersen, other than differences in base salary, target annual bonus percentages and severance. The cost of the separation agreement includes $315,667 of base salary and continued coverage on our health plans through February 19, 2011, with the full cost of such coverage, $13,575, being borne by the Company. The exercise period applicable to Mr. Doty's vested, unexercised options was extended to August 19, 2011 pursuant to the agreement. Mr. Doty's severance payments totaling $315,667, less applicable withholding and related taxes, will be made semi-monthly over a period of one year from the date of termination. Mr. Doty is restricted from engaging in competition with us or otherwise interfering with our business until the first anniversary of his termination.

Stock Option Plan

              Effective as of July 18, 2006, we adopted the stock option plan, which is designed to assist in attracting, retaining, motivating and rewarding eligible employees, directors and consultants, and promoting the creation of long-term value for our stockholders by closely aligning the interests of participants with those of such stockholders, by allowing grants of options to purchase shares of our common stock to such participants. As of the effective date of this registration statement, equity awards will be granted under our new stock incentive plan, which is discussed above under "Components of Compensation for 2010—Long-Term Equity Compensation—Stock Incentive Plan," and no further grants will be made under the stock option plan.

              Our board of directors administers the stock option plan and is authorized to, among other things, designate participants, grant options, determine the terms and conditions relating to options, including vesting, prescribe option agreements, interpret the stock option plan, establish, amend and rescind any rules and regulations relating to the stock option plan, and to make any other determinations that it deems necessary or advisable for the administration of the stock option plan. Our board of directors may also delegate to our officers or employees, or other committees, subject to applicable law, the authority, subject to such terms as our board of directors determines appropriate, to perform such functions, including but not limited to administrative functions, including the appointment of agents to assist in the administration of the stock option plan. Any action of our board of directors (or its authorized delegates) will be final, conclusive and binding on all persons, including participants and their beneficiaries.

              Our stock option plan reserves 5,000,000 shares of our ordinary shares for issuance, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. For purposes of determining the remaining ordinary shares available for grant under the stock option plan, to the extent that an option expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of ordinary shares to which the option related, the undelivered ordinary shares will again be available for grant. Similarly, ordinary shares withheld in payment of the exercise price or taxes relating to an option and shares equal to the number surrendered in payment of any exercise price or taxes relating to an option shall be deemed to constitute shares not delivered to the participant and shall be deemed to again be available for options under the stock option plan.

              The board of directors may, in the event of a Corporate Event (as defined in the stock option plan and which, for example includes a change in control or a reorganization of the Company), in its sole discretion, provide for adjustments or substitutions as to the number, price or kind of shares or other consideration subject to outstanding options, or provide for the termination of an option and the payment of a cash amount in exchange for the cancellation of an option. Additionally, our stock option plan will be amended as of the effective date of this registration statement to provide that in the event a Change in Control (as defined in the stock option plan) occurs following the effective date of this registration statement, unless otherwise provided by our compensation committee, any outstanding options, whether vested or unvested, will be accelerated as of the consummation of such Change in Control. The board of directors has the ability to amend or terminate the stock option plan at any time, provided that no amendment or termination will be made (i) that impairs the rights of the holder of any option outstanding on the date of such amendment or termination or (ii) without satisfying any applicable shareholder approval requirements. The board of directors may also suspend or terminate the stock option plan at any time, and, unless sooner terminated, the stock option plan will terminate on July 18, 2016.

              The terms of the stock option plan restrict a participant's ability to transfer shares acquired pursuant to the exercise of options granted thereunder until the expiration of the 180-day period following the occurrence of an initial public offering of our ordinary shares. The stock option plan contains provisions which provide our institutional investors with drag along rights and us with repurchase rights, which rights will terminate upon the occurrence of an initial public offering of our ordinary shares.

Outstanding Equity Awards at Fiscal Year End

              The following table sets forth summary information regarding the outstanding equity awards held by our named executive officers at January 2, 2011.

Name	Number of securities underlying unexercised options(1) (#) exercisable	Number of securities underlying unexercised options(1) (#) unexercisable	Option exercise price ($)	Option expiration date
Douglas W. Kohrs	583,333	—	13.38	7/18/2016
	355,808	23,720	13.89	2/26/2017
	98,958	59,375	16.98	4/24/2018
	29,166	37,500	16.98	2/1/2019
	—	83,333	22.50	2/1/2020
Michael Doty(4)	87,500	—	13.89	8/19/2011
	21,875	—	16.98	8/19/2011
	4,166	—	16.98	8/19/2011
Carmen L. Diersen	—	150,000	22.50	6/21/2020
Andrew Joiner	52,083	31,250	16.98	4/25/2018
	14,583	18,750	16.98	2/1/2019
	—	41,666	22.50	2/1/2020
Stéphan Epinette	29,166	37,500	16.98	3/26/2019
	—	33,333	22.50	2/1/2020
Kevin M. Klemz	—	83,333	22.50	9/13/2020

(1)
All options were granted under the stock option plan. Our named executive officers did not exercise any outstanding options during 2010.

(2)
25% of the options vest on the first anniversary of the applicable vesting commencement date, and the remaining 75% of the options vest on a pro-rata basis on each quarterly anniversary of the applicable vesting commencement date over the three-year period following the first anniversary of the vesting commencement date. The vesting commencement date for each option is generally the date which is ten years earlier than the option expiration date listed on the table. Our named executive officers' unvested options will become fully vested as follows: (i) Mr. Kohrs—for options expiring on February 26, 2017, 23,720 options vest on February 26, 2011, for options expiring on April 24, 2018, 9,896 options vest on each April 25, July 23, October 23 and January 23 through April 24, 2012 (9,894 options will vest on April 24, 2012), for options expiring on February 1, 2019, 4,166.625 options vest on each May 1, August 1, November 1 and February 1 through February 1,

    2013, and for options expiring on February 1, 2020, 20,833.25 options vest on February 1, 2011, and 5,208.3125 options vest on each May 1, August 1, November 1 and February 1 occurring thereafter through February 1, 2014; (ii) Mr. Doty—all vesting with respect to Mr. Doty's unvested options ceased as of February 19, 2010, in connection with his separation; (iii) Ms. Diersen—for options expiring on June 21, 2020, 37,500 options vest on June 21, 2011, and 9,375 options vest on each September 21, December 21, March 21 and June 21 occurring thereafter through June 21, 2014, (iv) Mr. Joiner—for options expiring on April 25, 2018, 5,208.3125 options vest on each April 25, July 23, October 23 and January 23 through April 24, 2012, for options expiring on February 1, 2019, 2,083.3125 options vest on each May 1, August 1, November 1 and February 1 through February 1, 2013, and for options expiring on February 1, 2020, 10,416.5 options vest on February 1, 2011, and 2,604.125 options vest on each May 1, August 1, November 1 and February 1 occurring thereafter through February 1, 2014; (v) Mr. Epinette—for options expiring on March 26, 2019, 4,166.625 options vest on each June 26, September 26, December 26 and March 26 through March 26, 2013, and for options expiring on February 1, 2020, 8,333.25 options vest on February 1, 2011, and 2,083.3125 options vest on each May 1, August 1, November 1 and February 1 occurring thereafter through February 1, 2014; and (vi) Mr. Klemz—for options expiring on September 13, 2020, 20,833.25 options vest on September 13, 2011, and 5,208.3125 options vest on each December 13, March 13, June 13 and September 13 occurring thereafter through September 13, 2014.

(3)
The exercise price of the options were set at the fair market value of a share of our ordinary shares at the time of the grant, with fair market values being determined by our board of directors in good faith.

(4)
All unvested options held by Mr. Doty as of February 19, 2010 were forfeited in connection with the separation agreement.

Potential Payments Upon a Termination or Change in Control

              Pursuant to the employment agreements with our named executive officers, upon certain terminations of employment, our named executive officers are entitled to payments of compensation and benefits as described above under "Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Employment Agreements." The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (i) any termination (including for cause) or resignation, or a voluntary/for cause termination, (ii) an involuntary termination without cause, (iii) an involuntary termination without cause or a resignation for good reason within twelve months following a change in control, or a qualifying change in control termination, (iv) termination by reason of an executive's death and (v) termination by reason of an executive's disability. The amounts shown assume that the applicable triggering event occurred on January 2, 2011, and therefore are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event. Mr. Doty is not included in the table below because he was not employed as of January 2, 2011. For more information regarding the amounts payable to Mr. Doty in connection with this termination, please refer to the discussion above under

"Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table—Separation Agreement with Michael Doty."

		Triggering Events
Name	Type of payment	Voluntary/ for cause termination ($)		Involuntary termination without cause ($)		Qualifying change in control termination ($)		Death ($)	Disability ($)
Douglas W. Kohrs	Cash Severance(1)	—		490,333		490,333		—	—
	Benefit Continuation(2)	—		13,575		13,575		—	—
	Target Bonus(3)	—		—		294,200		—	—
	Equity Acceleration(4)	—		—		738,984		—	—
	Gross-Up	—		—		0		—	—
	Total	—		503,908		1,537,092		—	—
Carmen L. Diersen	Cash Severance(1)	—		325,000		325,000		—	—
	Benefit Continuation(2)	—		13,575		13,575		—	—
	Target Bonus(3)	—		—		162,500		—	—
	Equity Acceleration(4)	—		—		0	(5)	—	—
	Total	—		338,575		501,075		—	—
Andrew E. Joiner	Cash Severance(1)	—		327,417		327,417		—	—
	Benefit Continuation(2)	—		13,575		13,575		—	—
	Target Bonus(3)	—		—		163,708		—	—
	Equity Acceleration(4)	—		—		276,000		—	—
	Total	—		340,991		780,700		—	—
Stéphan Epinette(6)	Cash Severance	360,628	(8)	372,649	(9)	721,256	(10)	—	360,628	(8)
	Benefit Continuation	—		—		6,975		—	—
	Target Bonus(7)	22,984		22,984		105,840		22,984	22,984
	Equity Acceleration(4)	—		—		207,000		—	—
	Total	383,612		395,633		1,041,071		22,984	383,612
Kevin J. Klemz	Cash Severance(1)	—		270,000		270,000		—	—
	Benefit Continuation(2)	—		13,575		13,575		—	—
	Target Bonus(3)	—		—		108,000		—	—
	Equity Acceleration(4)	—		—		0	(5)	—	—
	Total	—		283,575		391,575		—	—

(1)
Includes the value of salary continuation for twelve months or payment of a lump sum equal to twelve months' salary following the executive's termination, as applicable.

(2)
Includes the value of medical, dental and vision benefit continuation for each executive and their family for twelve months following the executive's termination. With respect to a qualifying change in control termination, Tornier will bear the entire cost of coverage.

(3)
Includes value of full target bonus for the year of the change in control.

(4)
Includes the value of acceleration of all unvested shares that are subject to options, based on a per share price of $22.50, which is the value obtained in our most recent valuation.

(5)
The value of acceleration of all unvested shares that are subject to options held by Ms. Diersen and Mr. Klemz, all of which have an exercise price of $22.50, is $0, based on a per share price of $22.50, which is the value obtained in our most recent valuation.

(6)
The foreign currency exchange rate of 1.3278 U.S. dollars for 1 Euro, which reflects an average conversion rate for 2010, was used to calculate Mr. Epinette's payments and benefits upon termination of employment.

(7)
Includes amounts payable pursuant to the French incentive compensation scheme maintained by Tornier SAS assuming 100% achievement of applicable performance metrics. Pursuant to French law, participants receive their annual incentive payment for the year of their termination of employment for any reason. Upon a qualifying termination following a change in control, Mr. Epinette will also receive his full target annual bonus for the year of the change in control.

(8)
Reflects an amount equal to twelve months' gross monthly salary, which is payable as consideration for the restrictive covenants contained in Mr. Epinette's employment agreement (the "Restrictive Covenant Consideration"). Pursuant to French law, gross monthly salary represents the average salary Mr. Epinette received during the twelve-month period preceding his termination and includes the amount of annual incentive bonus payable to Mr. Epinette in 2010 in respect of 2009 performance pursuant to our annual bonus program.

(9)
Reflects, in addition to the Restrictive Covenant Consideration, an amount equal to one-fifth of Mr. Epinette's gross monthly salary, multiplied by his number of years of service with Tornier SAS, which is intended to reflect an amount payable pursuant to French law in the event of Mr. Epinette's involuntary termination of employment. Mr. Epinette will receive these benefits following any involuntary termination of employment, except for a termination involving serious or gross misconduct.

(10)
Reflects, in addition to the Restrictive Covenant Consideration, an amount equal to twelve months' gross monthly salary, which is intended to reflect an amount payable pursuant to Mr. Epinette's employment agreement in the event of an involuntary termination of employment within twelve months following a change in control.

DIRECTOR COMPENSATION

              With the exception of Messrs. Tornier and O'Boyle, we did not pay our current directors any compensation for serving on our board of directors during 2010. While Mr. Kohrs did not receive additional compensation for his service as a director, a portion of his compensation was allocated to his service as a member of the board effective as of August 26, 2010. For more information regarding the allocation of Mr. Kohrs's compensation, please refer to footnote (1) to the Summary Compensation Table. The table below summarizes the compensation received by our non-employee directors for the year ended January 2, 2011.

Director Compensation Table

Name	Fees earned or paid in cash ($)		Stock Awards ($)(2)		Option Awards ($)(4)	Total ($)
Sean D. Carney	—		—		—	—
Richard B. Emmitt	—		—		—	—
Pascal E.R. Girin	—		—		—	—
Kevin C. O'Boyle	—		—		565,935	565,935
Alain Tornier	19,917	(1)	981,750	(3)	—	1,001,667
Simon Turton	—		—		—	—
Richard F. Wallman	—		—		—	—
Elizabeth H. Weatherman	—		—		—	—

(1)
The foreign currency exchange rate of 1.3278 U.S. dollars for 1 Euro, which reflects an average conversion rate for 2010, was used to calculate Mr. Tornier's cash compensation. The amount shown reflects meeting fees earned by Mr. Tornier in 2010, as described below.

(2)
The amount shown in the "Stock Awards" column represents the aggregate grant date fair value of stock awards granted in 2010, computed in accordance with FASB ASC Topic 718, which was estimated on the date of grant based on a per-share price of $22.50 (which was equal to our estimate of the fair value of our ordinary shares at that time). As of January 2, 2011, our non-employee directors did not hold any shares of common stock subject to unvested stock awards.

(3)
The amount shown in the "Stock Awards" column for Mr. Tornier represents the aggregate grant date fair value of stock awards issued to Mr. Tornier on June 4, 2010, in respect of amounts owed to Mr. Tornier for past services performed under the terms of his consulting agreement. See footnote (2) above for a discussion of valuation assumptions for the aggregate grant date fair value.

(4)
The amount shown in the "Option Awards" column represents the aggregate grant date fair value of equity awards granted in 2010, computed in accordance with FASB ASC Topic 718. See footnote (2) to the Summary Compensation Table for a discussion of valuation assumptions for the aggregate grant date fair values. As of January 2, 2011, the aggregate number of shares of our common stock subject to outstanding options held by our non-employee directors was as follows: Mr. O'Boyle, 50,000 shares and Mr. Wallman, 34,375 shares.

Narrative Disclosure Relating to Director Compensation Table

Director Compensation

              With the exception of Messrs. Tornier and O'Boyle, we did not pay our current non-employee directors any compensation for serving on our board of directors during 2010. We did, however,

reimburse all directors for expenses incurred in connection with their service on the board of directors, including reimbursement of expenses incurred in connection with attending board of directors' meetings. In 2010, in addition to receiving reimbursement for travel expenses, Mr. Tornier was eligible to receive meeting fees of €3,000 per meeting attended, and earned €15,000 in total meeting fees in 2010.

              On July 31, 2006 we entered into a consulting agreement with Mr. Tornier, pursuant to which, in exchange for his services to us as a consultant, he was entitled to receive a consulting fee of €16,000 per month. Pursuant to the agreement, Mr. Tornier advised us and our executive officers with respect to investments, new opportunities for growth and general business matters. The agreement, which had a specified term of one year, was subject to automatic renewal for one-year terms unless either party provides three months' advance notice of their desire not to renew and contained covenants intended to protect against the disclosure of confidential information during and following the term of the agreement. On June 4, 2010, we issued 43,633 ordinary shares to KCH, a Swedish entity which is wholly owned by Mr. Tornier, having a value equal to €0.7 million (the total amount owed to Mr. Tornier for past services performed under the terms of the consulting agreement as of April 4, 2010), based on a per-share price of $22.50 (which was equal to our estimate of the fair value of our ordinary shares at that time) and a foreign currency exchange rate of 1.3479 U.S. dollars for 1 Euro, the spot conversion rate on March 31, 2010. Mr. Tornier's consulting agreement was terminated effective as of March 31, 2010.

Option Grant

              On June 3, 2010, our board of directors granted 50,000 stock options to Mr. O'Boyle pursuant to our stock option plan, with an exercise price of $22.50 per share. The options are subject to the same vesting schedule as those granted to our named executive officers, that is, subject to continued service on the board of directors, 25% of the options vested on the first anniversary of the applicable vesting commencement date, and the remaining 75% of the options will vest on a pro-rata basis on each quarterly anniversary of the vesting commencement date over the three-year period following the first anniversary of the vesting commencement date.

PRINCIPAL SHAREHOLDERS

              The following table sets forth certain information concerning the beneficial ownership of our ordinary shares as of October 3, 2010, by:

  •
  each of our directors, executive and other officers;

  •
  all of our directors, executive and other officers as a group; and

  •
  each person known by us to beneficially own more than 5% of our ordinary shares.

              The calculations in the table below assume that there are 38,317,741 ordinary shares outstanding immediately after the completion of this offering and that the underwriters do not exercise their over-allotment option, and 29,567,741 ordinary shares outstanding as of October 3, 2010.

              Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. The shares that a shareholder has the right to acquire within 60 days, however, are not included in the computation of the percentage ownership of any other person.

              Unless otherwise indicated, the address for each listed shareholder is c/o Tornier N.V., Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

	Ordinary shares beneficially owned prior to completion of this offering		Ordinary shares beneficially owned after completion of this offering
	number	%	%
Directors, Executive and Other Officers:
Douglas W. Kohrs(1)	1,762,193	6.0%	4.6%
Carmen L. Diersen	—	—	—
Robert J. Ball(2)	120,310	*	*
Ralph E. Barisano, Jr.(3)	42,780	*	*
Stéphan Epinette(4)	22,361	*	*
Andrew E. Joiner(5)	59,375	*	*
Jamal D. Rushdy(6)	58,093	*	*
James C. Harber(7)	49,271	*	*
James E. Kwan(8)	107,467	*	*
Kevin M. Klemz	—	—	—
Gregory Morrison	—	—	—
Michael J. Doty(9)	123,571	*	*
Elizabeth H. Weatherman(10)	18,491,809	62.5%	48.3%
Sean D. Carney(11)	18,799,507	63.6%	49.1%
Pascal E.R. Girin	—	—	—
Alain Tornier(12)	3,953,089	13.4%	10.3%
Richard B. Emmitt(13)	3,383,101	11.4%	8.8%
Kevin C. O'Boyle	—	—	—
Richard F. Wallman(14)	45,333	*	*
All Directors, Executive and Other Officers as a Group	26,621,052	90.0%	69.5%
Principal Shareholders:
Warburg Pincus entities (TMG Holdings Coöperatief U.A.)(15)	18,491,809	62.5%	48.3%
KCH Stockholm AB(16)	3,485,292	11.8%	9.1%
Vertical Group, L.P.(17)	3,383,101	11.4%	8.8%

*
Represents beneficial ownership of less than 1% of our stock.

(1)
Includes 425,015 ordinary shares, 307,698 ordinary shares held by STAK and options exercisable for 1,029,480 ordinary shares. Mr. Kohrs is a member of the board of directors of STAK, which board is authorized to act by the affirmative vote of two of its members. All shares indicated as owned by Mr. Kohrs that are held by STAK are included because of his affiliation with STAK. Mr. Kohrs disclaims all beneficial ownership in such shares.

(2)
Includes options exercisable for 120,310 ordinary shares.

(3)
Includes 3,720 ordinary shares and options exercisable for 39,060 ordinary shares.

(4)
Includes 1,528 ordinary shares and options exercisable for 20,833 ordinary shares.

(5)
Includes options exercisable for 59,375 ordinary shares.

(6)
Includes 1,427 ordinary shares and options exercisable for 56,666 ordinary shares.

(7)
Includes 1,043 ordinary shares and options exercisable for 48,228 ordinary shares.

(8)
Includes 384 ordinary shares and options exercisable for 107,083 ordinary shares.

(9)
Includes options exercisable for 113,541 shares held by Mr. Doty and 10,030 ordinary shares held by STAK, on behalf of Mr. Doty's wife, Diane M. Doty.

(10)
Includes 18,491,809 shares held by affiliates of Warburg Pincus & Co., or WP. Ms. Weatherman is a Partner of WP and a Managing Director of Warburg Pincus LLC, or WP LLC. All shares indicated as owned by Ms. Weatherman are included because of her affiliation with the Warburg Pincus entities. Ms. Weatherman disclaims all beneficial ownership in such shares. Ms. Weatherman's address is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(11)
Includes 18,491,809 shares held by affiliates of WP and 307,698 ordinary shares held by STAK. Mr. Carney is a Partner of WP and a Managing Director of WP LLC. All shares indicated as owned by Mr. Carney are included because of his affiliation with the Warburg Pincus entities. Mr. Carney disclaims all beneficial ownership in such shares. Mr. Carney is a member of the board of directors of STAK, which board is authorized to act by the affirmative vote of two of its members. All shares indicated as owned by Mr. Carney that are held by STAK are included because of his affiliation with STAK. Mr. Carney disclaims all beneficial ownership in such shares. Mr. Carney's address is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(12)
Includes 3,485,292 shares held by KCH Stockholm AB, or KCH, and 467,797 shares held by Phil Invest ApS. Mr. Tornier wholly owns both KCH and Phil Invest ApS. All shares indicated as owned by Mr. Tornier are included because of his affiliation with these entities.

(13)
Includes 3,383,101 shares held by the Vertical Group, L.P., or The Vertical Group. Mr. Emmitt is a Member and Manager of The Vertical Group GP, LLC, which controls The Vertical Group. All shares indicated as owned by Mr. Emmitt are included because of his affiliation with The Vertical Group. Mr. Emmitt disclaims all beneficial ownership in such shares. Mr. Emmitt's address is c/o The Vertical Group, L.P., 25 DeForest Avenue, Summit, New Jersey 07901.

(14)
Includes 42,208 ordinary shares held by STAK on behalf of Mr. Wallman and options exercisable for 3,125 ordinary shares.

(15)
Reflects shares held by TMG Holdings Coöperatief U.A., or TMG, a Dutch coöperatief. TMG is owned by WP Bermuda, a Bermuda limited partnership, and WP (Bermuda) IX PE One Ltd., or PE One, a Bermuda company. The general partner of WP Bermuda is Warburg Pincus (Bermuda) Private Equity Ltd., or WPPE, a Bermuda company. Each of WP Bermuda, PE One and WPPE is managed by WP LLC. Charles R. Kaye and Joseph P. Landy are the Managing General Partners of WP, the sole member of WPPE and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Each of Mr. Kaye and Mr. Landy disclaims beneficial ownership of all shares owned by Warburg Pincus entities. TMG, WP Bermuda, PE One, WPPE, WP LLC and WP are collectively referred to in this Prospectus as Warburg Pincus. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017.

(16)
KCH, a Swedish entity, is wholly owned by Alain Tornier, a member of our board of directors. The address of KCH is Hamilton Advokatbyrå Karlstad AB, Kungsgatan 2A, Box 606, 651 13 Karlstad, Sweden.

(17)
Includes 3,383,101 shares held by Vertical Fund I, L.P., or VFI, a Delaware limited partnership, and Vertical Fund II, L.P., or VFII, a Delaware limited partnership. The Vertical Group L.P., a Delaware limited partnership, is the sole general partner of each of VFI and VFII, and The Vertical Group GP, LLC controls The Vertical Group L.P. The sole members and managers of The Vertical Group GP, LLC are Messrs. Tony M. Chou, Richard B. Emmitt, Yue-Teh Jang, Jack W. Lasersohn and John E. Runnells, and these five individuals share voting and investment power over securities held by The Vertical Group, VFI and VFII. The address of The Vertical Group L.P., the Vertical Group GP, LLC, VFI and VFII is 25 DeForest Avenue, Summit, New Jersey 07901.

              None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

              We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  a director, executive officer, holder of more than 5% of our ordinary shares or any member of their immediate family had or will have a direct or indirect material interest.

              The following persons and entities that participated in the transactions listed in this section were related persons at the time of the transaction:

              KCH Stockholm AB and Alain Tornier.    KCH Stockholm AB, or KCH, holds more than 5% of our outstanding shares. In addition, KCH is wholly owned by Mr. Tornier, a member of our board of directors.

              TMG Holdings Coöperatief U.A., Warburg Pincus (Bermuda) Private Equity IX, L.P., Elizabeth H. Weatherman and Sean D. Carney.    TMG Holdings Coöperatief U.A., or TMG, holds more than 5% of our outstanding shares. Our directors Ms. Weatherman and Mr. Carney are Managing Directors of Warburg Pincus LLC, which manages TMG as well as its parent entities Warburg Pincus (Bermuda) Private Equity IX, L.P., or WP Bermuda, WP (Bermuda) IX PE One Ltd. and Warburg Pincus (Bermuda) Private Equity Ltd., or WPPE. Furthermore, Ms. Weatherman and Mr. Carney are Partners of Warburg Pincus & Co., the sole member of WPPE.

              Vertical Fund I, L.P., Vertical Fund II, L.P. and Richard B. Emmitt.    Vertical Fund I,  L.P., or VFI, and Vertical Fund II, L.P., or VFII, together hold more than 5% of our outstanding shares. In addition, Mr. Emmitt, a member of our board of directors, is a Member and Manager of The Vertical Group, L.P., or The Vertical Group, which is the sole general partner of each of VFI and VFII. Mr. Emmitt is also a Member and Manager of The Vertical Group GP, LLC, which controls The Vertical Group.

              Douglas W. Kohrs.    Mr. Kohrs is our Chief Executive Officer and a member of our board of directors.

              Richard F. Wallman.    Mr. Wallman is a member of our board of directors.

Private Placements

              On February 29, 2008, we issued warrants and notes in a private placement transaction to related parties. The warrants were immediately exercisable and issued at an exercise price of $16.98 per share as partial consideration for loans in the amounts indicated below. The notes carry a fixed interest rate of 8.0% per annum with interest payments accrued semi-annually and mature on February 28, 2013. The related parties involved in the transaction included:

Related party	Number of warrants issued	Amount of note
WP Bermuda	2,211,072	€24,700,000
VFI and VFII	365,409	€4,082,000
KCH	313,310	€3,500,000
Douglas W. Kohrs	50,309	€562,000
Diane Doty(1)	14,860	€166,000

(1)
Wife of Michael Doty, our Chief Financial Officer at the time.

              On April 3, 2009, we issued immediately exercisable warrants in a private placement to related parties at an exercise price of $16.98 per share as partial consideration for loans in the amounts indicated below. The notes carry a fixed interest rate of 8.0% per annum with interest payments accrued semi-annually and mature on March 31, 2014. The related parties involved in the transaction included:

Related party	Number of warrants issued	Amount of note
WP Bermuda	890,777	€11,204,000
KCH	190,813	€2,400,000
Richard F. and Amy Wallman(1)	20,671	€260,000
Douglas W. Kohrs	20,512	€258,000

(1)
Wife of Mr. Wallman.

              On March 26, 2010, we sold 13,333 shares to Mr. Wallman for $300,000. Mr. Wallman's shares were purchased by Stichting Administratiekantoor Tornier, or STAK, on behalf of Mr. Wallman. STAK was established as a foundation under Dutch law to hold our ordinary shares on behalf of certain shareholders.

Warrant Exchange

              On May 25, 2010, we completed agreements with 100% of the warrant holders that acquired warrants under the February 29, 2008, and April 3, 2009, private placement agreements listed above. Each warrant holder agreed to exchange their warrants under the February 29, 2008, and April 3, 2009, agreements for Tornier B.V. ordinary shares at an exchange ratio of 0.6133 and 0.6410, respectively. We completed this exchange in order to avoid future variability in our statement of operations from revaluation of the warrants as they were required to be valued at fair value at each reporting period with changes in the fair value reported in current period earnings. In addition, we believed that the number of existing warrants represented potential dilution that may not be desirable to future investors. The exchange ratio used was developed based on the ratio of our estimate of the fair value of each individual warrant to the fair value of each ordinary share. We estimated the fair value of each warrant used in the calculation of the exchange ratio using a Black-Scholes option pricing model.

Acquisitions and Other Corporate Transactions with Related Parties

              On July 18, 2006, Tornier B.V., formerly known as TMG B.V., entered into a Securityholders' Agreement with TMG, TMG Partners U.S. LLC, Mr. Kohrs, VFI, VFII, KCH, Mr. Tornier, WP Bermuda and (by subsequent joinder agreements) TMG Partners II LLC, TMG Partners III LLC, Split Rock, STAK, Medtronic and DVO TH, or, collectively, the Securityholders. The agreement grants each of the Securityholders a right of first refusal with respect to shares sold by another Securityholder. The Securityholders are further obligated to observe certain limitations on the transfer of their shares, such as tag-along and drag-along rights. These limitations will terminate in the event of an initial public offering approved by our board of directors. In addition, on August 27, 2010, the agreement was amended to allow TMG, effective from and after the closing of this offering, to designate three of the eight directors to be nominated to our board of directors for so long as TMG beneficially owns at least 25% of the outstanding shares, two of the eight directors for so long as TMG beneficially owns at least 10% but less than 25% of the outstanding shares and one of the eight directors for so long as TMG beneficially owns at least 5% but less than 10% of the outstanding shares, and the Company has agreed to use its reasonable best efforts to cause the TMG designees to be elected. Further, Mr. Kohrs will continue to be entitled to be nominated for election to our board of directors until termination of his employment. The agreement terminates upon the written consent of all parties to the agreement.

Mr. Kohrs serves as Manager of the Board of TMG Partners U.S. LLC, and as Managing Member of TMG Partners II LLC and TMG Partners III LLC.

              On February 9, 2007, we signed an exclusive, worldwide license and supply agreement with Tepha for its poly-4-hydroxybutyrate polymer for a license fee of $110,000, plus an additional $750,000 as consideration for certain research and development. Tepha is further entitled to royalties of up to 5% of sales under these licenses. We paid $30,000 of minimum royalty payments in April of 2010 to Tepha under the terms of this agreement. VFI and VFII own approximately 20% of Tepha's outstanding common and preferred stock. In addition, Mr. Emmitt serves as a director to Tepha.

              On February 27, 2007, we acquired 100% of the stock of Axya in exchange for 1,920,699 of our ordinary shares valued at approximately $14.07 per share for a total value of $27.0 million. Among the selling stockholders in this transaction were TMG which held 49.3% of Axya, VFI which held 38.0% of Axya, VFII which held 11.3% of Axya and Mr. Kohrs who held 1.5% of Axya. Mr. Carney, Mr. Emmitt and Mr. Kohrs were directors of Axya at the time of the acquisition.

              At the time of the Axya acquisition, TMG entered into an agreement with KCH, which held mandatorily convertible zero coupon bonds issued by us at the time of the acquisition by the Investor Group. The bonds had a par value of €29,600,000 and were convertible into ordinary shares at a conversion price of €10.0629. In connection with the Axya transaction, TMG agreed that we would either issue to KCH additional mandatorily convertible zero coupon bonds or decrease the conversion price of the zero coupon bonds held by KCH to increase the number of shares issuable upon conversion, if the performance of Axya did not meet certain thresholds. Axya did not meet the performance thresholds within the prescribed time. On October 1, 2009, the mandatorily convertible zero coupon bonds were converted to ordinary shares pursuant to their terms and we issued 2,941,498 ordinary shares to KCH. Rather than adjust the notes or issue additional notes prior to conversion, we also issued KCH an additional 185,698 ordinary shares in satisfaction of the obligation created by TMG.

              On November 21, 2007, we acquired 100% of the stock of Orthovert, Inc., or Orthovert, a medical device intellectual property holding company, in exchange for 30,000 ordinary shares with an approximate value of $13.89 per share and an additional 70,000 ordinary shares contingent upon product commercialization. At the time, Orthovert was wholly owned by VFI and VFII.

              In 2008, Incumed, Inc., received $127,139 for services provided to us to assist in the development of our Piton products. Incumed provides inventors of medical devices with consulting and engineering services to develop their products. Incumed has not provided any services to us subsequent to 2008. VFI and VFII held a majority of the shares of Incumed and Mr. Emmitt serves on its board of directors.

              On January 22, 2008, we signed an agreement with BioSET to develop, commercialize and distribute products incorporating BioSET's F2A synthetic growth factor technology in the field of orthopaedic and podiatric soft tissue repair. As amended on February 10, 2010, this agreement granted us an option to purchase an exclusive, worldwide license for such products in consideration for a payment of $1 million. We exercised this option on February 10, 2010. Upon FDA approval of certain products, an additional $2.5 million will become due. BioSET is entitled to royalties of up to 6% for sales of products under this agreement. We have not accrued or paid any royalties under the terms of this agreement. VFI and VFII own approximately 15% of BioSET's outstanding shares and Mr. Emmitt serves on its board of directors.

              On March 28, 2008, we entered into an exclusive distribution agreement with LifeCell, a tissue engineering company, which is now a division of Kinetic Concepts, Inc., or KCI. Under the terms of the agreement, we gained certain exclusive rights to distribute LifeCell's xenograft reconstructive tissue matrix for orthopaedic and podiatric soft tissue procedures, which we market under the Conexa brand.

LifeCell continues to market a version of this tissue matrix for other applications under the Strattice brand. The agreement obligates us to meet initial market development milestones and ongoing sales targets. VFI and VFII were shareholders of LifeCell prior to its purchase by KCI.

              On June 4, 2010, we issued 43,633 ordinary shares to KCH, having a value equal to €0.7 million. This amount equaled the total amount we owed to Mr. Tornier for past services performed under the terms of his consulting agreement, dated July 31, 2006, based on a per-share price of $22.50 and a foreign currency exchange rate of 1.3479 U.S. dollars for 1 Euro, the spot conversion rate on March 31, 2010. Mr. Tornier's consulting agreement was terminated effective as of March 31, 2010.

              On July 29, 2008, we formed a real estate holding company (SCI Calyx) together with Mr. Tornier. SCI Calyx is owned 51% by us and 49% by Mr. Tornier. SCI Calyx was initially capitalized by a contribution of capital of €10,000 funded 51% by us and 49% by Mr. Tornier. SCI Calyx then acquired a combined manufacturing and office facility in Montbonnot, France, for approximately $6.1 million. The manufacturing and office facility acquired will be used to support the manufacture of certain of our current products and house certain of our operations already located in Montbonnot, France. This real estate purchase was funded through mortgage borrowings of $4.1 million and $2.0 million cash borrowed from the two current shareholders of SCI Calyx. The $2.0 million cash borrowed from the SCI Calyx shareholders originally consisted of a $1.0 million note due to Mr. Tornier and a $1.0 million note due to Tornier SAS, which is our wholly owned French operating subsidiary. Both of the notes issued by SCI Calyx bear interest at the three month Euribor rate plus 0.5% and have no stated term. During 2009 and 2010, SCI Calyx borrowed approximately $1.2 million from Mr. Tornier and Tornier SAS in order to fund on-going leasehold improvements necessary to prepare the Montbonnot facility for its intended use. This cash was borrowed under the same terms as the original notes. As of October 3, 2010, SCI Calyx had related-party debt outstanding to Mr. Tornier of $2.4 million. The SCI Calyx entity is consolidated by us, and the related real estate and liabilities are included in the consolidated balance sheets. On September 3, 2008, Tornier SAS, our French operating subsidiary, entered into a lease agreement with SCI Calyx relating to these facilities. The agreement, which terminates in 2018, provides for an annual rent payment of €440,000, which has subsequently been increased and is currently €675,123 annually. As of October 3, 2010, future minimum payments under this lease were €3.5 million in the aggregate.

              Since 2006, Tornier SAS has entered into various lease agreements with entities affiliated with Mr. Tornier or members of his family. On May 30, 2006, Tornier SAS entered into two lease agreements with Mr. Tornier and his sister, Colette Tornier, relating to our facilities in Saint-Ismier, France. The agreements provide for annual rent payments of €104,393 and €28,500, respectively, which have subsequently been increased and are currently €119,362 and €32,587 annually, respectively. On December 29, 2007, Tornier SAS entered into a lease agreement with Animus SCI, relating to our facilities in Montbonnot Saint Martin, France. The agreement provides for an annual rent payment of €252,545, which has subsequently been increased and is currently €288,756 annually. Animus SCI is wholly owned by Mr. Tornier. On December 29, 2007, Tornier SAS entered into a lease agreement with Cymaise SCI, relating to our facilities in Saint-Ismier, France. The agreement provides for an annual rent payment of €315,865, which has subsequently been increased and is currently €361,158 annually. Cymaise SCI is wholly owned by Mr. Tornier and his sister, Colette Tornier. On February 6, 2008, Tornier SAS entered into a lease agreement with Balux SCI, effective as of May 22, 2006, relating to our facilities in Montbonnot Saint Martin, France. The agreement provides for an annual rent payment of €480,000, which has subsequently been increased and is currently €548,828 annually. Balux SCI is wholly owned by Mr. Tornier and his sister, Colette Tornier. Each of the agreements will terminate in 2012. As of October 3, 2010, future minimum payments under these agreements were €2.3 million in the aggregate.

              On December 18, 2009, we entered into an agreement with Anova Corporation Ltd., or Anova, a spine surgery technology company, under which Anova purchased certain assets associated with our suture welding technology and licensed related intellectual property for the field of spine surgery for $150,000 in addition to royalties of up to 7% of revenues derived under the license. We have not accrued or received any royalties under the terms of this agreement. An additional $200,000 will become receivable upon Anova's commercialization of a product that they produce. VFI and VFII own approximately 44% of Anova's outstanding shares.

              On June 17, 2008, we entered into an exclusive worldwide licensing agreement with C2M Medical, a medical device development company, under which we assumed the rights to certain intellectual property relating to bone anchor technology including the Cinch system. C2M had acquired the technology from Sapphire Medical, Inc., or Sapphire, in April 2007 for a purchase price of $7.5 million and milestone payments of $12.5 million, which C2M paid in 2008. In addition, we have committed, and are currently paying, to Sapphire quarterly earn-out fees of 25% of U.S. sales related to Cinch intellectual property for the first three years after launch, an obligation we assumed in the course of our agreement with C2M. The agreement also included an option to acquire C2M Medical. We exercised this option on March 26, 2010, when we purchased 100% of the stock of C2M Medical in exchange for approximately 1.0 million ordinary shares, valued at $22.50 per share at the time. C2M Medical had been founded and was held in part by TMG, VFI, VFII and Mr. Kohrs. In addition, Mr. Carney, Mr. Emmitt and Mr. Kohrs were members of C2M Medical's board of directors. Prior to our exercise of the option C2M Medical was determined to be a variable interest entity in accordance with U.S. GAAP and we consolidated C2M Medical in our financial statements beginning in June of 2008, the date at which we signed an exclusive technology license with C2M Medical.

              The transaction included:

Related party	Number of shares issued	Total consideration value of shares issued
TMG	504,876	$11,359,714
VFI and VFII	504,876	$11,359,714
Douglas W. Kohrs	15,466	$348,000

Review, Approval or Ratification of Transactions with Related Persons

              As provided in our audit committee charter, all related party transactions are to be reviewed and pre-approved by our audit committee. A "related party transaction" is defined to include any transaction or series of transactions exceeding $120,000 in which we are a participant and any related person has a material interest. Related persons would include our directors, executive officers (and immediate family members of our directors and executive officers) and persons controlling over five percent of our outstanding ordinary shares. In determining whether to approve a related party transaction, the audit committee will generally evaluate the transaction in terms of (i) the benefits to us; (ii) the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; (iii) the availability of other sources for comparable products or services; (iv) the terms and conditions of the transaction; and (v) the terms available to unrelated third parties or to employees generally. The audit committee will then document its findings and conclusions in written minutes. In the event a transaction relates to a member of our audit committee, that member will not participate in the audit committee's deliberations.

DESCRIPTION OF ORDINARY SHARES

              The following summary of the material terms of our share capital is qualified in all respects by reference to our amended articles of association, which have been filed as an exhibit to the registration statement of which this prospectus forms a part. Our articles of association will be amended prior to the effective date of this registration statement, whereby Tornier B.V. will (i) convert into a public company with limited liability (naamloze vennootschap) and (ii) effect the 3-to-1 reverse stock split of our ordinary shares reflected in this prospectus.

              As of October 3, 2010, there were 29,567,741 ordinary shares outstanding, which were held by 13 shareholders. Effective immediately prior to the closing of this offering, our articles of association will again be amended to provide an authorized share capital of 175 million ordinary shares, each with a nominal value of €0.03. Upon the completion of the offering, there will be 38,317,741 ordinary shares outstanding, assuming the underwriters do not exercise their overallotment option. See "Risk Factors—Risks Relating to Our Ordinary Shares and this Offering—WP Bermuda and its affiliates, a significant shareholder, will control approximately 48% of our ordinary shares after this offering and this concentration of ownership may have an effect on transactions that are otherwise favorable to our shareholders" for more information on the effects of this concentration of ownership.

Form of Ordinary Shares

              We will issue our ordinary shares in registered form. We have appointed American Stock Transfer & Trust Company as our agent in New York to maintain part of the shareholders' register and to act as transfer agent, registrar and paying agent for the ordinary shares. Our registered ordinary shares that are traded on the NASDAQ Global Market will be in book-entry form.

Issuance of Ordinary Shares

              We may issue ordinary shares subject to the maximum prescribed by our authorized share capital contained in our amended articles of association. Our board of directors has the power to issue ordinary shares and different classes of ordinary shares if and only to the extent that the general meeting has designated to the board of directors such authority and the authorized share capital provides for different classes of shares. A designation of authority to the board of directors to issue ordinary shares or different classes of ordinary shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. The general meeting may renew this designation annually. Without this designation, only the general meeting has the power to authorize the issuance of ordinary shares and the issuance of different classes of ordinary shares. Our board of directors is authorized to issue ordinary shares (but not different classes of ordinary shares) until August 26, 2015 under the restrictions specified in our amended articles of association.

              In connection with the issuance of ordinary shares, at least the nominal value must be paid for such shares. No obligation other than to pay up to the nominal amount of a share may be imposed upon a shareholder against the shareholder's will, by amendment of the articles of association or otherwise. Subject to Dutch law, payment for shares must be in cash to the extent no other contribution has been agreed and may be made in the currency approved by us.

              Any increase in the number of authorized ordinary shares and the introduction of different classes of shares would require the approval of an amendment to our amended articles of association in order to effect such increase. Such amendment would need to be made by a proposal of the board of directors and adoption by the shareholders at a general meeting by a majority vote.

Preemptive Rights

              Shareholders have a ratable preemptive right to subscribe for ordinary shares that we issue for cash unless the general meeting, or its designee, which in our case is our board of directors, limits or eliminates this right. Our shareholders have no ratable preemptive subscription right with respect to ordinary shares issued (1) for consideration other than cash, (2) to our employees or the employees of our group of companies or (3) to a party exercising a previously obtained right to acquire shares.

              The right of our shareholders to subscribe for ordinary shares pursuant to this preemptive right may be eliminated or limited by the general meeting. If the general meeting delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preemptive rights of holders of ordinary shares. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting where less than half of the issued share capital is represented or a majority of the votes cast at the general meeting where more than half of the share capital is represented. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years.

              Our board of directors is authorized to limit or eliminate the preemptive rights of holders of ordinary shares until August 26, 2015 and our board of directors has eliminated that right with respect to the shares to be sold in this offering.

Repurchases of Our Ordinary Shares

              We may acquire ordinary shares, subject to applicable provisions of Dutch law and of our articles of association, to the extent:

  •
  our shareholders' equity, less the amount to be paid for the ordinary shares to be acquired, exceeds the sum of (i) our share capital account plus (ii) any reserves required to be maintained by Dutch law or our articles of association; and

  •
  after the acquisition of ordinary shares, we and our subsidiaries would not hold, or hold as pledgees, ordinary shares having an aggregate nominal value that exceeds 50% of our issued share capital.

              Our board of directors may repurchase ordinary shares only if our shareholders have authorized the board of directors to do so. Our board of directors is authorized to repurchase the maximum permissible amount of ordinary shares on the NASDAQ Global Market during the 18-month period ending in February 26, 2012, the maximum initial term under Dutch law, at prices between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market price of the ordinary shares on the NASDAQ Global Market (the market price being deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of repurchase). The authorization is not required for the acquisition of our ordinary shares listed on the NASDAQ Global Market for the purpose of transferring the shares to employees under our equity incentive plans.

Capital Reductions; Cancellation

              Upon a proposal of the board of directors, at a general meeting, our shareholders may vote to reduce our issued share capital by canceling shares held by us in treasury or by reducing the nominal value of the shares by amendment to our amended articles of association. In either case, this reduction would be subject to applicable statutory provisions. In order to be approved, a resolution to reduce the capital requires approval of a majority of the votes cast at a meeting if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the meeting if less than half of the issued capital is represented at the meeting.

              A resolution that would result in the reduction of capital requires prior or simultaneous approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. A resolution to reduce capital requires notice to our creditors who have the right to object to the reduction in capital under specified circumstances.

General Meetings of Shareholders

              Each shareholder has a right to attend general meetings, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our articles of association. We must hold at least one general meeting each year. This meeting must be convened at one of three specified locations in The Netherlands (Amsterdam, Haarlemmermeer (Schiphol airport) and Schiedam) within six months after the end of our fiscal year. Our board of directors may convene additional general meetings as often as they deem necessary. Pursuant to Dutch law, one or more shareholders representing at least 10% of our issued share capital may request the Dutch courts to order that a general meeting be held. Dutch law does not restrict the rights of holders of ordinary shares who do not reside in The Netherlands from holding or voting their shares.

              We will give notice of each meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with applicable stock exchange and SEC requirements. We will give notice no later than the fifteenth day prior to the day of the meeting. As deemed necessary by the board of directors, either the notice will include or be accompanied by an agenda identifying the business to be considered at the meeting. Shareholders representing at least 1% of the issued share capital or the equivalent of at least €50 million in aggregate market value have the right to request the inclusion of additional items on the agenda of shareholder meetings, provided that such request is received by us no later than 60 days before the day the relevant shareholder meeting is held. Our board of directors may decide that shareholders are entitled to participate in, to address and to vote in the general meeting by way of an electronic means of communication, in person or by proxy, provided the shareholder may by the electronic means of communication be identified, directly take notice of the discussion in the meeting and participate in the deliberations. Our board of directors may adopt a resolution containing conditions for the use of electronic means of communication in writing. If our board of directors has adopted such regulations, they will be disclosed with the notice of the meeting as provided to shareholders.

Board Seats

              We maintain a single-tiered board of directors comprising both executive directors and non-executive directors. Under Dutch law, the board of directors is responsible for our policy and day-to-day management. The non-executive directors supervise and provide guidance to the executive directors. Each director owes a duty to us to properly perform the duties assigned to him and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Voting Rights

              Each share is entitled to one vote. Voting rights may be exercised by shareholders registered in our share register or by a duly appointed proxy of a registered shareholder, which proxy need not be a shareholder. Our amended articles of association do not limit the number of registered shares that may be voted by a single shareholder. Treasury shares, whether owned by us or one of our majority-owned subsidiaries, will not be entitled to vote at general meetings. Resolutions of the general meeting are adopted by a simple majority of votes cast, except as described in the following two paragraphs.

              Matters requiring a majority of at least two-thirds of the votes cast, which votes also represent more than 50% of our issued share capital include, among others:

  •
  a resolution to cancel a binding nomination for the appointment of members of the board of directors;

  •
  a resolution to appoint members of the board of directors, if the board of directors fails to use its right to submit a binding nomination, or if the binding nomination is set aside; and

  •
  a resolution to dismiss or suspend members of the board of directors other than pursuant to a proposal by the board of directors.

              Matters requiring a majority of at least two-thirds of the votes cast, if less than 50% of our issued share capital is represented include, among others:

  •
  a resolution of the general meeting regarding restricting and excluding preemptive rights, or decisions to designate the board of directors as the body authorized to exclude or restrict preemptive rights;

  •
  a resolution of the general meeting to reduce our outstanding share capital; and

  •
  a resolution of the general meeting to have us merge or demerge.

Quorum for General Meetings

              Under our amended articles of association, holders of at least one-third of the outstanding shares must be represented at a meeting to constitute a quorum.

Adoption of Annual Accounts and Discharge of Management Liability

              Our board of directors must prepare annual accounts within five months after the end of our financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances. The annual accounts must be accompanied by an auditor's certificate, an annual report and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, our shareholders must approve the appointment and removal of our independent auditors, as referred to in Article 2:393 Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders at the general meeting and will be prepared in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

              The adoption of the annual accounts by our shareholders does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders' resolution.

              Our financial reporting will be subject to the supervision of The Netherlands Authority for the Financial Markets, or AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information in case on the basis of publicly available information it has reasonable doubts as to the integrity of our financial reporting.

Dividends

              Our amended articles of association provide that dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will have power to make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law or our amended articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold. Our board of directors determines whether and how much of the remaining profit they will reserve and the manner and date of such distribution and notifies shareholders.

              All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this prospectus. Our statutory accounts have to date been prepared and will continue to be prepared under Dutch GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands.

Liquidation Rights

              In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed to the holders of ordinary shares in proportion to their nominal possession of such shares. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the laws of The Netherlands.

Redemption, Conversion and Sinking Fund Rights

              Holders of ordinary shares have no redemption, conversion or sinking fund rights.

Limitations on Non-residents and Exchange Controls

              There are no limits under the laws of The Netherlands or in our amended articles of association on non-residents of The Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.

Market Abuse

              The Dutch Financial Supervision Act (Wet op het financieel toezicht), or the FSA, implementing the EU Market Abuse Directive 2003/6/EC and related Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC, provides for specific rules that intend to prevent market abuse. Our investors are subject to the prohibitions on insider trading, divulging inside information and tipping, and market manipulation. Non-compliance with these prohibitions may lead to an administrative fine or, in the event of criminal proceedings, to imprisonment, community punishment or a criminal fine.

              We are also subject to these Dutch market abuse rules. The Dutch prohibition on market manipulation may restrict our ability to buy-back our shares. Pursuant to the FSA, we will adopt an internal code of conduct relating to the possession of and transactions by members of our board of directors and employees in the shares or in financial instruments the value of which is (co)determined by the value of the shares, which will be available on our website.

Netherlands Squeeze-Out Proceedings

              Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for his own account contributes at least 95% of our issued capital may institute proceedings against our other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to him, he shall also publish the same in a newspaper with a national circulation.

Securityholders' Agreement

              On July 18, 2006, we entered into a Securityholders' Agreement with certain holders of our securities. Additional holders of our securities have subsequently become parties to the Securityholders' Agreement. In accordance with the Securityholders' Agreement, holders of our securities agreed to certain matters relating to the disposition and voting of such securities. Upon the closing of this offering, certain provisions of the Securityholders' Agreement relating to the transfer of securities will terminate. However, on August 27, 2010, the agreement was amended to allow TMG, effective from and after the closing of this offering, to designate three of the eight directors to be nominated to our board of directors for so long as TMG beneficially owns at least 25% of the outstanding shares, two of the eight directors for so long as TMG beneficially owns at least 10% but less than 25% of the outstanding shares and one of the eight directors for so long as TMG beneficially owns at least 5% but less than 10% of the outstanding shares, and the Company has agreed to use its reasonable best efforts to cause the TMG designees to be elected. Further, Douglas W. Kohrs will continue to be entitled to be nominated for election to our board of directors until termination of his employment in accordance with terms of his employment agreement.

Registration Rights

              We are party to a registration rights agreement with certain of our shareholders and officers, including TMG, VFI, VFII, KCH and Phil Invest ApS and Douglas W. Kohrs, whom we refer to as the holders. Pursuant to the registration rights agreement, one hundred and eighty days after consummation of the offering, we will agree to (i) use our reasonable best efforts to effect up to three registered offerings of at least $10 million each upon a demand of Warburg Pincus and one registered offering of at least $10 million upon a demand of the Vertical Group, (ii) use our reasonable best efforts to become eligible for use of Form S-3 for registration statements and once we become eligible Warburg Pincus shall have the right to demand an unlimited number of registrations of at least $10 million each on Form S-1 and (iii) maintain the effectiveness of each such registration statement for a period of 120 days or until the distribution of the registrable securities pursuant to the registration statement is complete.

              Pursuant to the registration rights agreement, all holders will also have incidental or "piggyback" registration rights with respect to any registrable shares, subject to certain volume and marketing restrictions imposed by the underwriters of the offering with respect to which the rights are exercised. These rights do not apply to this offering and this offering is not being effected pursuant to the registration rights agreement.

              We will bear the expenses, including the fees and disbursements of one legal counsel for the holders, in connection with the registration of the registrable securities, except for any underwriting commissions relating to the sale of the registrable securities.

Differences in Corporate Law

              We are incorporated under the laws of the Netherlands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of the Netherlands and Delaware.

              This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable Dutch law and our articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	The Netherlands
Duties of directors

                The board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. There is generally only one board of directors.
                In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.
                Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors will be assigned the task of supervising the executive director and providing him with advice. Each director has a duty towards the company to properly perform the duties assigned to him. Furthermore, each board member has a duty to act in the corporate interest of the company.

                In the Netherlands, a listed company typically has a two-tier board structure with a management board comprising the executive directors and a supervisory board comprising the non-executive directors. It is, however, also possible to have a single-tier board, comprising both executive directors and non-executive directors. We have a single-tier board.
Unlike Delaware, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company requires shareholders' approval.
Director terms

The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. A director elected to serve a term on a "classified" board may not be removed by shareholders without cause. There is no limit to the number of terms a director may serve.
In contrast to Delaware law, under Dutch law a director of a listed company is generally appointed for a maximum term of four years. There is no limit to the number of terms a director may serve. Our amended articles of association provide that our directors will be appointed for a maximum term of four years. A director may in principle be removed at any time, with or without cause by the shareholders' meeting.

Delaware	The Netherlands
Director vacancies

The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.
Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting, rather than appointed by the board of directors as is typical for a Delaware corporation. Our amended articles of association provide that such occurs from a binding nomination by the board of directors, in which case the general meeting may override the binding nature of such nomination by a resolution of two-thirds of the votes cast, which votes also represent more than 50% of the issued share capital.
Conflict-of-interest transactions

                The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:
                •    the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consents,
                •    the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consents, or
• the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the shareholders.
Under Dutch corporate governance rules, members of the board of directors may not take part in any vote on a subject or transaction in relation to which he or she has a conflict of interest with the company or participate in any discussion on such matter. Our amended articles of association provide that in the event we have a conflict of interest with one or more members of the board of directors, we may still be represented by our sole executive director. However, under Dutch law and our amended articles of association, the general meeting, in the event of a conflict of interest, has the power to at any time designate one or more other persons to represent the company. Our amended articles of association provide that a director shall not take part in any vote on a subject or transaction in relation to which he has a conflict of interest with the company.
Proxy voting by directors
A director of a Delaware corporation may not issue a proxy representing the director's voting rights as a director.	An absent director may issue a proxy for a specific board meeting but only to another director in writing.

Delaware	The Netherlands
Voting rights

                Under the Delaware General Corporation Law, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.
                Under Dutch law, shares have one vote per share, provided such shares have the same par value. Certain exceptions may be provided in the articles of association of a company (which is currently not the case in our articles of association). All shareholder resolutions are taken by an absolute majority of the votes cast, unless the articles of association or Dutch law prescribe otherwise. Dutch law does not provide for cumulative voting.

If so resolved by the board of directors, shareholders as of the record date for a shareholders' meeting are entitled to vote at that meeting, and the record date established by the board of directors may not be determined earlier than the 28th day before the meeting. There is no specific provision in Dutch law for adjournments.
Shareholder proposals
Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting.
Pursuant to our articles of association, extraordinary shareholders' meetings will be held as often as the board of directors deem such necessary. Pursuant to Dutch law, one or more shareholders representing at least 10% of the issued share capital may request the Dutch Courts to order that a general meeting be held.

The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. Unlike under Delaware law, the agenda shall also include such other items as one or more shareholders, representing at least one-hundredth of the issued share capital or €50 million in listed share price value may request of the board of directors in writing, at least 60 days before the date of the meeting.

Delaware	The Netherlands
Action by written consent

Unless otherwise provided in the corporation's certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Under Dutch law, shareholders' resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depositary receipts are issued, (c) there are no persons entitled to the same rights as holders of depositary receipts, (d) the board of directors has been given the opportunity to give its advice on the resolution and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity therefore renders the adoption of shareholder resolutions without holding a meeting not feasible.
Appraisal rights

The Delaware General Corporation Law provides for shareholder appraisal rights, or the right to demand payment in cash of the judicially-determined fair value of the shareholder's shares, in connection with certain mergers and consolidations.	In contrast to Delaware law, Dutch law does not generally recognize the concept of appraisal or dissenters' rights. See "—Shareholder vote on certain reorganizations."
Shareholder suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.
Unlike under Delaware law, in the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Delaware	The Netherlands
Repurchase of shares

Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.
Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, repurchase its existing and outstanding shares or depositary receipts if permitted under its articles of association. We may acquire our own shares either without paying any consideration, or, in the event any consideration must be paid, only if the following requirements are met: (a) the shareholders' equity less the payment required to make the acquisition is not less than the sum of called and paid-up capital and any reserve required by Dutch law and our articles of association, (b) we and our subsidiaries would not thereafter hold or hold as a pledgee shares with an aggregate nominal value exceeding 50% of the nominal value of our issued share capital, (c) our amended articles of association permit such acquisition, which currently is the case, and (d) the general meeting has authorized the board of directors to do so, which authorization has been granted for the maximum period allowed under Dutch law and our articles of association, that period being 18 months.

As discussed in (a) above, a company's ability to repurchase its own shares may be limited by the amount of any statutory reserves that the company is required to maintain under Dutch law. A larger statutory reserve requirement will result in a company's ability to repurchase a lesser number of its outstanding shares. The type and amount of any reserve required to be maintained under Dutch law is fact-specific and can include, among other things, (i) a revaluation reserve to cover any increases in the value of tangible and intangible fixed assets and stocks, as well as increases in the value of other assets, (ii) reserves to cover participation interests that the company owns in third parties to the extent that the company is utilizing the equity accounting method (vermogensmutalie methode) to value such interests and (iii) non-distributable reserves equal to the amount of any loans that the board of directors has resolved to provide to third parties for purposes of acquiring shares of the company.
Anti-takeover provisions

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.
Unlike under Delaware law, neither Dutch law nor our articles of association specifically prevent business combinations with interested shareholders. Under Dutch law various protective measures are as such possible and admissible, within the boundaries set by Dutch case law and Dutch law, in particular the Dutch Corporate Governance Code.

Delaware	The Netherlands
            Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 15% or more of a corporation's voting stock, within three years after the person becomes an interested shareholder, unless:

                •    the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;
                •    after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or
• after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the Company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.
Inspection of books and records

Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose the corporation's stock ledger, a list of its shareholders and its other books and records during the corporation's usual hours of business.
The board of directors provides all information desired by the shareholders' meeting, but not to individual shareholders unless a significant interest of the company dictates otherwise. Our shareholders' register is available for inspection by the shareholders, although such does not apply to the part of our shareholders' register that is kept in the United States pursuant to U.S. listing requirements.

Delaware	The Netherlands
Removal of directors

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
Under Dutch law, the general meeting has the authority to suspend or remove members of the board of directors at any time by adopting either: (a) a resolution, approved by an absolute majority of the votes cast at a meeting, pursuant to a proposal by the board of directors or (b) a resolution, approved by two-thirds of the votes cast at a meeting representing more than half of our issued capital, if such suspension or removal is not pursuant to a proposal by the board of directors.
Preemptive rights

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.
Under Dutch law, in the event of an issuance of shares, each shareholder will have a pro-rata preemptive right to the number of shares held by such shareholder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash). Preemptive rights in respect of newly issued shares may be limited or excluded by the general meeting or by the board of directors if designated thereto by the general meeting or by the articles of association for a period not exceeding five years.

Our amended articles of association conform to Dutch law and authorize the general meeting or the board of directors, if so designated by a resolution of the general meeting or by amended articles of association, to limit or exclude preemptive rights for holders of our shares for a period not exceeding five years. In order for such a resolution to be adopted, a majority of at least two-thirds of the votes cast in a meeting of shareholders is required, if less than half of the issued share capital is present or represented or a majority of the votes cast at a general meeting where more than half of the share capital is represented. The authority to limit or exclude preemptive rights relating to issues of our shares was delegated to our board of directors until August 26, 2015.

Delaware	The Netherlands
Dividends

Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.
Dutch law provides that dividends may only be distributed after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders' equity exceeds the sum of the amount of issued and paid-up capital and increased by reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders' equity exceeds the amount of the issued and paid-up capital plus required legal reserves as described hereinbefore as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year that the distribution was not permissible, the Company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may prescribe that the board of directors decide what portion of the profits are to be held as reserves. Pursuant to our articles of association, our board of directors may reserve a portion of our annual profits. The portion of our annual profits that remains unreserved will be distributed to our shareholders pro rata to the number of shares held by each shareholder. Our board of directors may resolve to make distributions out of our general share premium account or out of any other reserves available for distributions under Dutch law, not being a reserve that must be maintained under Dutch law or pursuant to our articles of association, subject to the approval of the shareholders' meeting. Dividends may be paid in the form of shares as well as in cash.

Delaware	The Netherlands
Shareholder vote on certain reorganizations

                Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed; however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of ordinary shares of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common shares outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.
                Under our amended articles of association, the general meeting may resolve, upon a proposal of the board of directors, that we conclude a legal merger (juridische fusie) or a demerger (splitsing). In addition, the general meeting must approve resolutions of the board of directors concerning an important change in the identity or character of us or our business, in any event including:
                •    the transfer of the enterprise or a substantial part thereof to a third party;
                •    the entering into or ending of a long-lasting co-operation of the company or a subsidiary with a third party, if this co-operation or the ending thereof is of far-reaching significance for the company; and

                •    the acquiring or disposing of an interest in the share capital of a company with a value of at least one-third of the company's assets according to the most recent annual accounts, by the company or a subsidiary.
Under Dutch law, a shareholder who owns at least 95% of the company's issued capital may institute proceedings against the company's other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares.
Compensation of board of directors

Under the Delaware General Corporation Law, the shareholders do not generally have the right to approve the compensation policy for the board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to shareholder vote due to the provisions of federal securities and tax law.
In contrast to Delaware law, under Dutch law the shareholders must adopt the compensation policy for the board of directors, which includes the outlines of the compensation of any members who serve on our board of directors.

Registrar and Transfer Agent

              A register of holders of the ordinary shares will be maintained by American Stock Transfer & Trust Company, LLC, or AST, in the United States, which will also serve as the transfer agent. The telephone number of AST is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

              Before this offering, no public market existed for our ordinary shares. Future sales of substantial amounts of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares. Although we have applied to list our ordinary shares on the NASDAQ Global Market, we cannot assure you that there will be an active market for our ordinary shares.

              Upon completion of this offering, based upon the number of shares outstanding at October 3, 2010, there will be 38,317,741 ordinary shares outstanding, assuming no exercise of the underwriters' overallotment option. Of these outstanding ordinary shares, 8,750,000 ordinary shares sold in this offering will be freely tradable without restriction or future registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales may be made only in compliance with the limitations of Rule 144 described below.

              The remaining 29,567,741 ordinary shares outstanding after this offering are deemed "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption under Rules 144 or 701 under the Securities Act, which rules are summarized below, or another exemption. As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Date of availability of sale	Approximate number of ordinary shares
90 days after the date of this prospectus	—
180 days after the date of this prospectus and various times thereafter	29,567,741

Lock-Up Agreements

              Each of our directors, executive officers and certain of our existing shareholders has agreed, subject to certain exceptions described in "Underwriting", not to transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exchangeable or exercisable for our ordinary shares for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares held by our directors, executive officers and certain of our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

              The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

              Under Rule 144 as currently in effect, a person who has beneficially owned our restricted ordinary shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during, the 90 days preceding such sale. Sales of our ordinary shares by any such person would be subject to the availability of current public information about us if the ordinary shares to be sold were held by such person for less than one year.

              Our affiliates that have held restricted ordinary shares for at least six months, or persons deemed to have been one of our affiliates at any time during the 90 days preceding a proposed sale and that have held restricted ordinary shares for at least six months, may sell within any three-month period a number of restricted ordinary shares that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares, which will equal approximately 383,177 ordinary shares immediately after this offering; or

  •
  the average weekly trading volume of our ordinary shares on The NASDAQ Global Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

              Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Rule 701

              In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, substantially all ordinary shares issued under Rule 701 are subject to the lock-up agreements described above and will only become eligible for sale when the 180-day lock-up agreements expire.

Stock Plans

              We plan to file a registration statement on Form S-8 under the Securities Act covering 5,000,000 ordinary shares in the aggregate, which will cover ordinary shares reserved for issuance and ordinary shares underlying outstanding awards, under our stock option plan, our stock incentive plan and our employee stock purchase plan. We expect to file this registration statement as soon as practicable after this offering, but no resale of these registered ordinary shares that are subject to lock-up agreements shall occur until after the expiration of the lock-up periods in such agreements.

Registration Rights

              We are party to a registration rights agreement with certain of our shareholders and officers, including TMG, VFI, VFII, KCH and Phil Invest ApS and Douglas W. Kohrs, whom we refer to as the holders. Pursuant to the registration rights agreement, one hundred and eighty days after consummation of the offering, we will agree to (i) use our reasonable best efforts to effect up to three registered offerings of at least $10 million each upon a demand of Warburg Pincus and one registered offering of at least $10 million upon a demand of the Vertical Group, (ii) use our reasonable best efforts to become eligible for use of Form S-3 for registration statements and once we become eligible Warburg Pincus shall have the right to demand an unlimited number of registrations of at least $10 million each on Form S-1 and (iii) maintain the effectiveness of each such registration statement for a period of 120 days or until the distribution of the registrable securities pursuant to the registration statement is complete.

              Pursuant to the registration rights agreement, all holders will also have incidental or "piggyback" registration rights with respect to any registrable shares, subject to certain volume and marketing restrictions imposed by the underwriters of the offering with respect to which the rights are exercised. These rights do not apply to this offering and this offering is not being effected pursuant to the registration rights agreement.

              We will bear the expenses, including the fees and disbursements of one legal counsel for the holders, in connection with the registration of the registrable securities, except for any underwriting commissions relating to the sale of the registrable securities.

TAXATION

Material Dutch Tax Consequences

              The information set out below is a general summary of material Dutch tax consequences in connection with the acquisition, ownership and transfer of ordinary shares. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of ordinary shares. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of ordinary shares. The summary is based upon the tax laws of The Netherlands as in effect on the date of this prospectus, including official regulations, rulings and decisions of The Netherlands and its taxing and other authorities available in printed form on or before such date and now in effect. These tax laws are subject to change, which could apply retroactively and could affect the continuing validity of this summary. As this is a general summary, we recommend investors and shareholders consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, ownership and transfer of ordinary shares, including, in particular, the application of their particular situations of the tax considerations discussed below.

              The following summary does not address the tax consequences arising in any jurisdiction other than The Netherlands in connection with the acquisition, ownership and transfer of ordinary shares.

Dividend Withholding Tax

              We do not currently anticipate paying any dividends. If we were to pay dividends currently, the following discussion summarizes the relevant Dutch tax consequences to you. Dividends paid on ordinary shares to a holder of such ordinary shares are generally subject to withholding tax of 15% imposed by The Netherlands. Generally, the dividend withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the ordinary shares. The term "dividends" for this purpose includes, but is not limited to:

  •
  distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

  •
  liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

  •
  the nominal value of shares issued to a shareholder or an increase of the nominal value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

  •
  partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the General Meeting of Shareholders has resolved in advance to make such a repayment and provided that the nominal value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our Articles of Association.

              A holder of ordinary shares who is, or who is deemed to be, a resident of The Netherlands can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of ordinary shares is not considered to be the beneficial owner of the dividends.

              A holder of ordinary shares who is the recipient of dividends, or the Recipient, will not be considered the beneficial owner of the dividends for this purpose if:

  •
  as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends;

  •
  whereby such other person retains, directly or indirectly, an interest similar to that in the ordinary shares on which the dividends were paid; and

  •
  that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient ("Dividend Stripping").

              With respect to a holder of ordinary shares, who is not and is not deemed to be a resident of The Netherlands for purposes of Dutch taxation and who is considered to be a resident of The Netherlands Antilles or Aruba under the provisions of the Tax Arrangement for the Kingdom of The Netherlands (Belastingregeling voor het Koninkrijk), or who is considered to be a resident of a country other than The Netherlands under the provisions of a double taxation convention The Netherlands has concluded with such country, the following may apply. Such holder of ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Arrangement for the Kingdom of The Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

              In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities, provided that the following tests are satisfied:

    (i)
    the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Iceland and Norway), according to the tax laws of such state;

    (ii)
    the entity at the time of the distribution has an interest in us to which the participation exemption as meant in Article 13 of the Dutch Corporate Income Tax Act 1969 or to which the participation credit as meant in Article 13aa of the Dutch Corporate Income Tax Act 1969 would have been applicable, had such entity been a tax resident of The Netherlands;

    (iii)
    the entity does not perform a similar function as an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined in the Dutch Corporate Income Tax Act 1969; and

    (iv)
    the entity is, in its state of residence, not considered to be resident outside the member states of the European Union or the designated states that are party to the Agreement on the European Economic Area under the terms of a double taxation convention concluded with a third state.

              The exemption from Dutch dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the non-resident holder of ordinary shares, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the dividend.

              Furthermore, certain entities that are resident in another EU member state or in a designated state that is a party to the Agreement on the European Economic Area (currently Iceland and Norway) and that are not subject to taxation levied by reference to profits in their state of residence, may be entitled to a refund of Dutch dividend withholding tax, provided:

    (i)
    such entity, had it been a resident in the Netherlands, would not be subject to corporate income tax in the Netherlands;

    (ii)
    such entity can be considered to be the beneficial owner of the dividends;

    (iii)
    such entity does not perform a similar function to that of a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969; and

    (iv)
    certain administrative conditions are met.

              Dividend distributions to a U.S. holder of ordinary shares (with an interest of less than 10% of the voting rights in us) are subject to 15% dividend withholding tax, which is equal to the rate such U.S. holder may be entitled to under the Convention Between the Kingdom of The Netherlands and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, executed in Washington on December 18, 1992, as amended from time to time, or The Netherlands-U.S. Convention. As such, there is no need to claim a refund of the excess of the amount withheld over the tax treaty rate.

              On the basis of article 35 of The Netherlands-U.S. Convention, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. pension trusts must provide us form IB 96 USA, along with a valid certificate, for the application of relief at source from dividend withholding tax. If we receive the required documentation prior to the relevant dividend payment date, then we may apply such relief at source. If a qualifying exempt U.S. pension trust fails to satisfy these requirements prior to the payment of a dividend, then such qualifying exempt pension trust may claim a refund of Dutch withholding tax by filing form IB 96 USA with the Dutch tax authorities. On the basis of article 36 of The Netherlands-U.S. Convention, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. organizations are not entitled to claim relief at source, and instead must claim a refund of Dutch withholding tax by filing form IB 95 USA with the Dutch tax authorities.

              The concept of Dividend Stripping, described above, may also be applied to determine whether a holder of ordinary shares may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax, as described in the preceding paragraphs.

              In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, in connection with distributions received by us from our foreign subsidiaries, we are allowed, subject to certain conditions, to reduce the amount to be remitted to Dutch tax authorities by the lesser of:

  (i)
  3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

  (ii)
  3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above- mentioned deductions.

              For purposes of determining the 3% threshold under (i) above, a distribution by us is not taken into account in case the Dutch dividend withholding tax withheld in respect thereof may be fully refunded, unless the recipient of such distribution is a qualifying entity that is not subject to corporate income tax.

              Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

Taxes on Income and Capital Gains

              The description of taxation set out in this section of this prospectus is not intended for any holder of ordinary shares, who:

  •
  is an individual and for whom the income or capital gains derived from ordinary shares are attributable to employment activities, the income from which is taxable in The Netherlands;

  •
  holds a Substantial Interest or a deemed Substantial Interest in us (as defined below);

  •
  is an entity that is a resident or deemed to be a resident of The Netherlands and that is not subject to or is exempt, in whole or in part, from Dutch corporate income tax;

  •
  is an entity for which the income and/or capital gains derived in respect of ordinary shares are exempt under the participation exemption (deelnemingsvrijstelling) as set out in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969); or

  •
  who is a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

              Generally a holder of ordinary shares will have a substantial interest in us, or a Substantial Interest, if he holds, alone or together with his partner (statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit or to 5% or more of our liquidation proceeds. A holder of ordinary shares will also have a Substantial Interest in us if one of certain relatives of that holder or of his partner has a Substantial Interest in us. If a holder of ordinary shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.

              Residents of The Netherlands—Individuals.    An individual who is resident or deemed to be resident in The Netherlands, or who opts to be taxed as a resident of The Netherlands for purposes of Dutch taxation, or a Dutch Resident Individual, and who holds ordinary shares is subject to Dutch income tax on income or capital gains derived from the ordinary shares at the progressive rate (up to 52%—rate for 2011) if:

  (i)
  the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the ordinary shares are attributable; or

  (ii)
  the holder derives income or capital gains from the ordinary shares that are taxable as benefits from "miscellaneous activities" (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001; Wet inkomstenbelasting 2001), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

              If conditions (i) and (ii) mentioned above do not apply, any holder of ordinary shares who is a Dutch Resident Individual will be subject to Dutch income tax on a deemed return regardless of the actual income or capital gains benefits derived from the ordinary shares. This deemed return has been fixed at a rate of 4% of the individual's yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingvrij vermogen). The individual's yield basis is determined as the fair market value of certain qualifying assets (including the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return of 4% will be taxed at a rate of 30% (rate for 2011).

              Residents of The Netherlands—Entities.    An entity that is resident, or deemed to be resident, in The Netherlands, or a Dutch Resident Entity, will generally be subject to Dutch corporate income tax with respect to income and capital gains derived from the ordinary shares. The Dutch corporate income tax rate is 20% for the first €200,000 of taxable income and 25% for taxable income exceeding €200,000 (rates applicable for 2011).

              Non-Residents of The Netherlands.    A person who is not a Dutch Resident Individual or Dutch Resident Entity, a Non-Dutch Resident, who holds ordinary shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the ordinary shares, provided that:

  •
  such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares are attributable or deemed attributable;

  •
  in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the ordinary shares that are taxable as benefits from "miscellaneous activities" in The Netherlands (resultaat uit overige werkzaamheden, as defined the Dutch Income Tax Act 2001), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer); and

  •
  such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in The Netherlands, other than by way of the holding of securities or, in the case of an individual, through an employment contract, to which enterprise the ordinary shares or payments in respect of the ordinary shares are attributable.

Gift or Inheritance Taxes

              No Dutch gift or inheritance taxes will be levied on the transfer of ordinary shares by way of gift by or on the death of a holder, who is neither a resident nor deemed to be a resident of The Netherlands for the purpose of the relevant provisions, unless:

  (i)
  the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions; or

  (ii)
  such holder dies while being a resident or deemed resident of The Netherlands within 180 days after the date of a gift of the ordinary shares.

              For purposes of Dutch gift and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of The Netherlands if he has been a resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual will, irrespective of his nationality, be deemed to be a resident of The Netherlands if he has been a resident in The Netherlands at any time during the 12 months preceding the date of the gift.

Value Added Tax

              There is no Dutch value added tax payable by a holder of ordinary shares in respect of payments in consideration for the offer of the ordinary shares (other than value added tax payable in respect of services not exempt from Dutch value added tax).

Other Taxes and Duties

              No Dutch registration tax, capital tax, customs duty, stamp duty or any other similar tax or duty other than court fees is payable in The Netherlands by a holder of ordinary shares in connection with the acquisition, ownership and transfer of ordinary shares.

Residence

              A holder of ordinary shares will not become or be deemed to become a resident of The Netherlands solely by reason of holding these ordinary shares.

Material U.S. Federal Income Tax Consequences

              The following summary is based on the U.S. Internal Revenue Code of 1986, as amended, or IRC, The Netherlands-U.S. Convention, existing Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect). This summary applies only if you hold your ordinary shares as capital assets within the meaning of Section 1221 of the IRC (generally, property held for investment). This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, certain types of investors, such as:

  •
  persons subject to the imposition of the U.S. federal alternative minimum tax;

  •
  partnerships or other pass-through entities treated as partnerships for U.S. federal income tax purposes;

  •
  insurance companies;

  •
  tax-exempt persons;

  •
  financial institutions;

  •
  regulated investment companies;

  •
  dealers in securities;

  •
  persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

  •
  persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

  •
  persons whose functional currency is not the U.S. dollar; and

  •
  persons owning (directly, indirectly or constructively under applicable attribution rules) 10% or more of our voting shares may be subject to different tax rules not discussed below. In particular, because we are a "controlled foreign corporation," or CFC, for U.S. federal income tax purposes for our current taxable year ending on December 31, 2010, a U.S. person owning 10% or more of our voting shares directly, indirectly or constructively under applicable attribution rules, may have U.S. federal income tax consequences significantly different from those described below. Such persons should consult their tax advisors regarding an investment in our ordinary shares.

              If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a member of such an entity will generally depend on the status of the member and the activities of the entity treated as a partnership. If you are a member of an entity treated as a partnership for U.S. federal income tax purposes holding our ordinary shares, you should consult your tax advisor. Persons considering the purchase of the ordinary shares should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state or local jurisdiction or any jurisdictions outside of the United States.

              This discussion applies to you only if you are a beneficial owner of ordinary shares and are, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation) organized under the laws of the United States or any state of the United States (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

              This discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC (as described below).

Taxation of Dividends

              We do not currently anticipate paying any dividends. If we were to pay dividends currently, the following discussion summarizes the relevant U.S. tax consequences to you.

              The gross amount of any distribution, including Dutch withholding tax thereon, with respect to our ordinary shares (other than certain pro rata distributions of ordinary shares) will be treated as a dividend for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to noncorporate holders, in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%. You should consult your tax advisor regarding the availability of this preferred tax rate under your particular circumstances. An additional 3.8% tax may apply to dividends received by certain U.S. holders of our ordinary shares, including individuals, estates and trusts, during taxable years beginning on or after January 1, 2013.

              Subject to the next sentence, dividends paid on ordinary shares will constitute income from sources outside the United States for foreign tax credit limitation purposes and will not be eligible for the dividends-received deduction to U.S. corporate shareholders. However, some portion of any dividend received with respect to the ordinary shares may be treated as U.S. source income under the rules regarding "United States-owned foreign corporations." You should consult your tax advisor regarding the source of any dividend received.

              The amount of any distribution paid in Euro will be the U.S. dollar value of the Euro on the date of your receipt of the dividend, determined at the spot rate in effect on such date, regardless of whether you convert the payments into U.S. dollars. Gain or loss, if any, recognized by you on the subsequent sale, conversion or disposition of Euro will be ordinary income or loss, and will be income or loss from sources within the United States for foreign tax credit limitation purposes.

              Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, tax withheld in The Netherlands at the rate provided for in The Netherlands-U.S. Convention will be treated as a foreign tax that you may elect to deduct in computing your U.S. federal taxable income or credit against your U.S. federal income tax liability. Amounts paid in respect of dividends on ordinary shares will be treated as "passive income" for purposes of calculating the amount of the foreign tax credit available to a U.S. shareholder. Foreign tax credits allowable with respect to each category of income cannot exceed the U.S. federal income tax payable on such category of income. Any amount withheld by us and paid over to the Dutch Tax Administration in excess of the rate applicable under The Netherlands-U.S. Convention will not be eligible for credit against your U.S. federal income tax liability. However, you may be able to obtain a refund of such excess amount by filing the appropriate forms with the Dutch Tax Administration requesting such refund and providing the required information.

              Under certain circumstances, we will be allowed to reduce the amount of dividend withholding tax imposed on United States shareholders that is paid over to the Dutch Tax Administration by crediting withholding tax imposed on certain dividends paid to us by certain of our non-Dutch subsidiaries. In such event, the Dutch withholding tax imposed on dividends paid to you may not be fully creditable against your United States federal income tax liability. As noted above, we do not currently anticipate paying dividends. If we pay dividends in the future, we will endeavor to provide to you the information that you will need to calculate the amount of your foreign tax credit.

Sale, Exchange or Other Taxable Disposition of the Ordinary Shares

              You will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and your tax basis for such ordinary shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain if the ordinary shares were held for more than one year. Long-term capital gains of noncorporate holders are currently taxed at a rate of 15%. For taxable years beginning on or after January 1, 2011, this long-term capital gain rate is scheduled to return to 20%. Any such gain or loss generally would be treated as income or loss from sources within the United States for foreign tax credit limitation purposes. If you receive Euro upon a sale, exchange or other taxable disposition of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such Euro will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. An additional 3.8% tax may apply to gains recognized by certain U.S. holders of our ordinary shares, including individuals, estates and trusts, upon the sale, exchange or other taxable disposition of ordinary shares occurring during taxable years beginning on or after January 1, 2013.

Passive Foreign Investment Company

              A non-U.S. corporation will generally be considered a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income in such taxable year is passive income (the income test) or (ii) the average percentage (determined on the basis of a quarterly average) of the value of its assets that produce or are held for the production of passive income is at least 50% (the asset test). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

              The Company believes that it will not be considered a PFIC for United States federal income tax purposes for the current year and the Company does not expect to become a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which you held an ordinary share, certain adverse consequences could apply. Furthermore, the application of the PFIC asset test in respect of our current taxable year is uncertain because we currently are a CFC and the application of the asset test to a CFC in respect of its taxable year in which it becomes publicly traded after its first quarter is not clear.

              If a CFC is a "publicly traded corporation" for the taxable year, the PFIC asset test is applied based on the value of its assets. Otherwise, the asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. In both cases, the determination is made on the basis of a quarterly average. It is not clear, however, whether a corporation will be treated as a "publicly traded corporation" in respect of the taxable year in which it becomes a publicly traded corporation after the first quarter. We will be a CFC for our current taxable year ending on December 31, 2010, and we expect to become a publicly traded corporation as a result of the offering sometime this year. As a result, it is not clear how the asset test will apply to us in respect of the current taxable year. However, regardless of whether the asset test must be applied entirely based on the adjusted tax bases or entirely on the value of our assets during the current taxable year (or on a combination of these two methods, based on the number of quarters during which our ordinary shares are publicly traded in the current taxable year), we do not believe that we will be a PFIC in respect of our current taxable year. You should note, however, that the Internal Revenue Service could disagree with our conclusion.

              If the Company is treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ordinary share would be allocated ratably over your holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income, rather than capital gains. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ordinary shares in excess of 125% of the average of the annual distributions on ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

              In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to noncorporate holders would not apply.

              Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. holder of shares of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. holder of shares of a PFIC was required to file Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a "reportable election." If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

              You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our ordinary shares.

Backup Withholding and Information Reporting

              Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide us with your correct taxpayer identification number on Internal Revenue Service Form W-9 and certify that you are not subject to backup withholding. For taxable years beginning after March 18, 2010, new legislation requires U.S. holders who are individuals and who hold interests in foreign financial assets exceeding $50,000 to report our name and address and the information necessary to identify our ordinary shares held in an attachment to such invidual's annual tax return, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions).

              The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ordinary shares set forth opposite its name below.

Name	Number of ordinary shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Piper Jaffray & Co.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.

Total	8,750,000

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the purchase agreement if any of these ordinary shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per ordinary share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per ordinary share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per ordinary share	Without option	With option
Public offering price
Underwriting discount
Proceeds, before expenses, to Tornier N.V.

              The expenses of the offering, not including the underwriting discount, are estimated at $5.9 million and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to 1,312,500 additional ordinary shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional ordinary shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to 437,500 ordinary shares (5% of the ordinary shares offered by this prospectus) for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ordinary shares, this will reduce the number of ordinary shares available for sale to the general public. Any reserved ordinary shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ordinary shares offered by this prospectus.

No Sales of Similar Securities

              We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any ordinary shares;

  •
  sell any option or contract to purchase any ordinary shares;

  •
  purchase any option or contract to sell any ordinary shares;

  •
  grant any option, right or warrant for the sale of any ordinary shares;

  •
  lend or otherwise dispose of or transfer any ordinary shares;

  •
  request or demand that we file a registration statement related to the ordinary shares; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Global Market Listing

              We expect the ordinary shares to be approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol "TRNX."

              Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price include:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the ordinary shares may not develop. It is also possible that after the offering the ordinary shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Ordinary Shares

              A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. These underwriters have received, or may in the future receive, customary fees and commissions for these transactions. Specifically, J.P. Morgan Securities LLC provides general corporate banking and treasury services to the Company. Additionally, affiliates of both J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC provide personal banking services to certain of the Company's directors and officers.

              In addition, on April 3, 2009, certain merchant banking funds affiliated with Piper Jaffray & Co., along with various other investors, acquired notes payable and warrants to purchase ordinary shares. On May 25, 2010, all investors holding warrants agreed to exchange their warrants for shares at an exchange ratio of 0.641. The exchange resulted in the issuance of 188,562 ordinary shares to the merchant banking funds affiliated with Piper Jaffray & Co., which represents less than 1% of our total shares outstanding.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any ordinary shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ordinary shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of ordinary shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ordinary shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ordinary shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ordinary shares under, the offer of ordinary shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (A)
    it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (B)
    in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              This document, as well as any other material relating to the ordinary shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The ordinary shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ordinary shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The ordinary shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ordinary shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the ordinary shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

 LEGAL MATTERS

              Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Willkie Farr & Gallagher LLP. The validity of the ordinary shares and certain other legal matters as to the law of The Netherlands will be passed upon for us by Stibbe N.V. Certain legal matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa.

EXPERTS

              The consolidated financial statements, and schedule, of Tornier B.V. at December 28, 2008, and December 27, 2009, and for each of the three years in the period ended December 27, 2009, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the ordinary shares being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the ordinary shares offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

              A copy of the registration statement, the exhibits and schedules thereto, and any other document we file, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

              Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.tornier.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

TORNIER B.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 28, 2008, December 27, 2009, and October 3, 2010	F-3

Consolidated Statements of Operations for the years ended December 31, 2007, December 28, 2008, and December 27, 2009, the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010

F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2007, December 28, 2008, and December 27, 2009, the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010

F-5
Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2007, December 28, 2008, and December 27, 2009, and for the three quarters ended October 3, 2010	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors
Tornier B.V.

              We have audited the accompanying consolidated balance sheets of Tornier B.V. and subsidiaries (Tornier or the Company) as of December 27, 2009 and December 28, 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 27, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tornier B.V. and subsidiaries at December 27, 2009 and December 28, 2008 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 27, 2009, in conformity with U.S. generally accepted accounting principles.

              As discussed in Note 2 of the consolidated financial statements, the Company adopted the provisions of ASC Topic 740, Income Taxes, related to accounting for uncertainty in income taxes as of December 29, 2008. Additionally, as discussed in Note 9 of the consolidated financial statements, the Company adopted the provisions of ASC Topic 815-40, Derivatives and Hedging, and changed its method of accounting for certain instruments indexed to the Company's own stock.

Ernst & Young LLP

Minneapolis, Minnesota
April 9, 2010, except as to Note 22 as to which the date
is                        , 2011

The foregoing report is in the form in which it will be signed upon completion of the reverse split of the ordinary shares of Tornier B.V. as described in Note 22 to the consolidated financial statements.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 18, 2011

TORNIER B.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In Thousands, Except Per Share Amounts)

	December 28, 2008	December 27, 2009	October 3, 2010
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$21,348	$37,969	$25,502
Accounts receivable (net of allowance of $2,169, 2,667 and $2,550, respectively)	40,584	40,447	38,850
Inventories	60,041	68,621	79,473
Income taxes receivable	2,517	2,835	2,835
Deferred income taxes	1,971	2,860	2,796
Prepaid taxes	9,418	10,356	12,109
Prepaid expenses	3,035	3,353	7,263
Other current assets	4,601	4,707	4,368

Total current assets	143,515	171,148	173,196
Instruments, net	37,280	40,450	42,813
Property, plant and equipment, net	28,626	35,076	34,998
Goodwill	130,632	136,949	133,882
Intangible assets, net	133,474	125,221	113,444
Deferred income taxes	415	10,530	—
Other assets	2,025	813	886

Total assets	$475,967	$520,187	$499,219

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowing and current portion of long-term debt	$27,868	$23,299	$29,988
Accounts payable	19,456	12,925	13,660
Accrued liabilities	27,673	35,580	34,606
Income taxes payable	—	351	986
Deferred income taxes	1,739	—	—

Total current liabilities	76,736	72,155	79,240
Notes payable	29,080	69,535	81,497
Mandatorily convertible bonds	47,845	—	—
Other long-term debt	24,481	22,889	22,363
Deferred income taxes	26,663	21,557	28,293
Warrant liabilities	—	85,215	—
Contingent liabilities	3,900	3,167	2,167
Other non-current liabilities	3,737	2,622	2,764

Total liabilities	212,442	277,140	216,324
Redeemable non-controlling interest	23,200	23,259	—
Shareholders' equity:
Ordinary Shares, €0.03 par value; authorized 100,000,000; issued and outstanding 20,900,134, 24,666,970, 29,567,741 at December 28, 2008, December 27, 2009 and October 3, 2010	804	968	1,156
Additional paid-in capital	309,550	344,049	435,839
Accumulated deficit	(90,696)	(144,718)	(175,436)
Accumulated other comprehensive income	20,667	19,489	21,336

Total shareholders' equity	240,325	219,788	282,895

Total liabilities and shareholders' equity	$475,967	$520,187	$499,219

The accompanying notes are an integral part of the consolidated financial statements.

TORNIER B.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)

	Year ended			Three quarters ended
	December 31, 2007	December 28, 2008	December 27, 2009	September 27, 2009	October 3, 2010
				(unaudited)	(unaudited)
Revenue	$145,369	$177,370	$201,462	$144,141	$166,113
Cost of goods sold	46,573	45,500	54,859	39,031	45,554

Gross profit	98,796	131,870	146,603	105,110	120,559
Operating expenses:
Sales and marketing	82,014	106,870	115,630	82,646	93,665
General and administrative	17,976	21,742	20,790	15,828	16,643
Research and development	13,305	20,635	18,120	14,407	12,714
Amortization of intangible assets	7,946	11,186	15,173	8,483	8,720
Special charges	—	—	1,864	1,049	306
In-process research and development	15,107	—	—	—	—

Total operating expenses	136,348	160,433	171,577	122,413	132,048
Operating loss	(37,552)	(28,563)	(24,974)	(17,303)	(11,489)
Other income (expense):
Interest expense	(2,394)	(11,171)	(19,667)	(14,005)	(16,047)
Foreign currency transaction gain (loss)	(5,859)	1,701	3,003	2,252	(9,467)
Other non-operating (expense) income	(1,966)	(1,371)	(28,461)	(195)	344

Loss before income taxes	(47,771)	(39,404)	(70,099)	(29,251)	(36,659)
Income tax benefit	6,580	5,227	14,413	4,256	5,246

Consolidated net loss	(41,191)	(34,177)	(55,686)	(24,995)	(31,413)
Net loss attributable to non-controlling interest	—	(1,173)	(1,067)	(1,126)	(695)

Net loss attributable to Tornier B.V.	(41,191)	(33,004)	(54,619)	(23,869)	(30,718)
Accretion of non-controlling interest	—	(3,761)	(1,127)	(1,127)	(679)

Net loss attributable to ordinary shareholders	$(41,191)	$(36,765)	$(55,746)	$(24,996)	$(31,397)

Net loss per share:
Basic and diluted	$(1.85)	$(1.54)	$(2.28)	$(1.03)	$(1.15)

Weighted-average ordinary shares outstanding:
Basic and diluted	22,222	23,930	24,408	24,314	27,192

The accompanying notes are an integral part of the consolidated financial statements.

TORNIER B.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In Thousands, Except Per Share Amounts)

	Year ended			Three quarters ended
	December 31, 2007	December 28, 2008	December 27, 2009	September 27, 2009	October 3, 2010
				(unaudited)	(unaudited)
Cash flows from operating activities:
Consolidated net loss	$(41,191)	$(34,177)	$(55,686)	$(24,995)	$(31,413)
Adjustments to reconcile consolidated net loss to cash provided by (used in) operating activities:
Depreciation and amortization	15,582	22,331	29,732	18,772	19,842
In-process research and development	15,107	—	—	—	—
Non-cash foreign currency (gain) loss	5,859	(317)	(3,898)	(1,012)	8,787
Deferred income taxes	(9,224)	(5,732)	(11,807)	(4,105)	(5,570)
Share-based compensation	2,836	3,672	3,913	3,075	4,187
Non-cash interest expense and discount amortization	1,047	9,320	17,202	12,551	14,599
Inventory obsolescence	3,807	3,587	6,781	6,396	4,031
Change in fair value of warrant liability	—	—	28,027	464	(418)
Other non-cash items affecting earnings	—	861	2,062	(250)	1,163
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(6,772)	(5,007)	425	4,243	660
Inventories	3,080	(18,222)	(13,927)	(12,153)	(17,235)
Accounts payable and accruals	(2,768)	794	497	(1,234)	2,914
Other current assets and liabilities	4,472	3,372	(870)	1,621	(3,855)
Other non-current assets and liabilities	—	36	(160)	177	127

Net cash provided by (used in) operating activities	(8,165)	(19,482)	2,291	3,550	(2,181)
Cash flows from investing activities:
Acquisition-related cash payments	(88,459)	(12,730)	(7,656)	(6,956)	(1,992)
Consolidation of non-controlling interest	—	1,038	—	—	—
Additions of instruments	(9,387)	(18,155)	(12,339)	(9,654)	(10,508)
Purchases of property, plant and equipment	(8,342)	(13,467)	(11,109)	(7,422)	(5,540)

Net cash used in investing activities	(106,188)	(43,314)	(31,104)	(24,032)	(18,040)
Cash flows from financing activities:
Change in short-term debt	11,161	(2,122)	(3,506)	(2,395)	7,129
Repayments of long-term debt	(3,040)	(2,869)	(9,881)	(12,095)	(5,003)
Proceeds from issuance of long-term debt	12,892	10,198	6,030	6,504	5,351
Proceeds from issuance of mandatorily convertible bonds	6,606	—	—	—	—
Proceeds from the issuance of notes payable and warrants	—	52,406	49,332	49,332	—
Issuance of ordinary shares	94,267	8,874	2,882	2,882	806

Net cash provided by financing activities	121,886	66,487	44,857	44,228	8,283
Effect of exchange rate changes on cash and cash equivalents	1,080	310	577	686	(529)

Increase (decrease) in cash and cash equivalents	8,613	4,001	16,621	24,432	(12,467)
Cash and cash equivalents:
Beginning of period	8,734	17,347	21,348	21,348	37,969

End of period	$17,347	$21,348	$37,969	$45,780	$25,502

Supplemental disclosure:
Income taxes (refunded) paid	$4,748	$1,317	$(2,163)	$(2,145)	$1,277

Interest paid	$1,347	$1,865	$1,854	$1,454	$1,448

The accompanying notes are an integral part of the consolidated financial statements.

TORNIER B.V. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

(In Thousands, Except Per Share Amounts)

	Ordinary shares			Accumulated other comprehensive income (loss)
			Additional paid-in capital		Accumulated deficit
	Shares	Amount				Total
Balance at December 31, 2006	11,725	$441	$158,791	$6,967	$(16,501)	$149,698
Net loss	—	—	—	—	(41,191)	(41,191)
Foreign currency translation adjustments	—	—	—	20,928	—	20,928
Other	—	—	—	(84)	—	(84)

Total comprehensive loss	—	—	—	—	—	(20,347)
Other issuances of ordinary shares	110	5	1,680	—	—	1,685
Issuance of ordinary shares related to acquisitions	8,540	336	115,234	—	—	115,570
Modification of mandatorily convertible bonds	—	—	427	—	—	427
Share-based compensation	—	—	2,843	—	—	2,843

Balance at December 31, 2007	20,375	$782	$278,975	$27,811	$(57,692)	$249,876
Net loss	—	—	—	—	(33,004)	(33,004)
Foreign currency translation adjustments	—	—	—	(7,211)	—	(7,211)
Other	—	—	—	67	—	67

Total comprehensive loss	—	—	—	—	—	(40,148)
Accretion of non-controlling interest	—	—	(3,761)	—	—	(3,761)
Issuance of warrants related to debt	—	—	—	—	—	—
Issuance of warrants related to debt financing, net of $7,466 tax	—	—	21,812	—	—	21,812
Issuance of ordinary shares related to acquisitions	303	14	5,138	—	—	5,152
Issuance of ordinary shares related to stock option exercise	8	—	117	—	—	117
Other issuances of ordinary shares	214	8	3,597	—	—	3,605
Share-based compensation	—	—	3,672	—	—	3,672

Balance at December 28, 2008	20,900	$804	$309,550	$20,667	$(90,696)	$240,325
Net loss	—	—	—	—	(54,619)	(54,619)
Foreign currency translation adjustments	—	—	—	(1,032)	—	(1,032)
Other	—	—	—	(146)	—	(146)

Total comprehensive loss	—	—	—	—	—	(55,797)
Accretion of non-controlling interest	—	—	(1,127)	—	—	(1,127)
Adoption of ASC Topic 740	—	—	—	—	(266)	(266)
Adoption of ASC Topic 815	—	—	(21,812)	—	863	(20,949)
Issuance of ordinary shares related to stock option exercise	10	—	135	—	—	135
Conversion of mandatorily convertible debt	3,409	149	50,288	—	—	50,437
Other issuances of ordinary shares	348	15	2,731	—	—	2,746
Share-based compensation	—	—	4,284	—	—	4,284

Balance at December 27, 2009	24,667	$968	$344,049	$19,489	$(144,718)	$219,788
Net loss	—	—	—	—	(30,718)	(30,718)
Foreign currency translation adjustments	—	—	—	1,847	—	1,847

Total comprehensive loss	—	—	—	—	—	(28,871)
Accretion of noncontrolling interest	—	—	(679)	—	—	(679)
Conversion of Warrants to ordinary shares, net of $21,686 tax	3,779	143	63,156	—	—	63,299
Acquisition of C2M Medical Inc.	1,025	41	23,159	—	—	23,200
Issuance of ordinary shares to related parties	57	2	980	—	—	982
Other issuance of ordinary shares	40	2	804	—	—	806
Share-based compensation	—	—	4,370	—	—	4,370

Balance at October 3, 2010 (unaudited)	29,568	$1,156	$435,839	$21,336	$(175,436)	$282,895

The accompanying notes are an integral part of the consolidated financial statements

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

1. Business Description

              Tornier B.V., or the Company, is a global medical device company focused on surgeons that treat musculoskeletal injuries and disorders of the shoulder, elbow, wrist, hand, ankle and foot. Tornier refers to these surgeons as extremity specialists. Tornier sells to this extremity specialist customer base a broad line of joint replacement, trauma, sports medicine and orthobiologic products to treat extremity joints. Their motto of "specialists serving specialists" encompasses this focus. In certain international markets, Tornier also offers joint replacement products for the hip and knee. Tornier currently sells over 70 product lines in approximately 35 countries.

              Tornier has a tradition of innovation, intense focus on surgeon education, and commitment to advancement of orthopaedic technology since its founding approximately 70 years ago in France by René Tornier. Tornier's history includes the introduction of the world's first porous orthopaedic hip implant, the application of the Morse taper, which is a reliable means of joining modular orthopaedic implants and, more recently, the introduction of the reversed shoulder implant in the United States. This track record of innovation over the decades stems from our close collaboration with leading orthopaedic surgeons and thought leaders throughout the world.

              The Company was acquired in 2006 by an investor group led by Warburg Pincus (Bermuda) Private Equity IX, L.P., or WP Bermuda, and medical device investors, including The Vertical Group, L.P., or The Vertical Group, and Split Rock Partners, L.P., and Douglas W. Kohrs, Tornier's Chief Executive Officer.

              During 2007, the Company made several acquisitions (see Note 4) that expanded its product offerings within the orthopaedic industry. The consolidated financial statements and accompanying notes present the consolidated results of the Company for each of the fiscal years in the three-year period ended December 27, 2009, December 28, 2008, and December 31, 2007.

              The Company's global headquarters are located in Amsterdam, The Netherlands. The Company's U.S. headquarters are in Edina, Minnesota, and its U.S. sales and distribution operations are in Stafford, Texas. The Company has manufacturing, research and development, sales and distribution and administrative activities in Grenoble, France. The Company also has manufacturing operations in Ireland. The Company has other sales and distribution operations in Australia, Germany, Italy, The Netherlands, Spain, the United Kingdom, Scandinavia and Switzerland. The Company also has other research and development and quality and regulatory functions located in Warsaw, Indiana, and Beverly, Massachusetts.

              In 2009, the Company consolidated its U.S. operations and closed quality and regulatory and sales and marketing functions in San Diego, California and manufacturing operations in Beverly, Massachusetts. See Note 19 for further details.

              In 2008, the Company changed its fiscal reporting periods to 13-week quarters and a 52-week annual period, which ends on the Sunday nearest to and preceding December 31. The 2008 fiscal year began on January 1, 2008 and ended on December 28, 2008. This change did not have a material effect on the consolidated financial statements as compared to the prior years. During the first quarter of 2010 the Company added a 14th week to the quarterly reporting period in order to make up for past annual periods that included only 364 days under the 52-week annual period rather than a full 365 day annual period. As a result, the first quarter of 2010 includes an extra week of operations as compared to the first quarter of 2009.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies

Consolidation

              The consolidated financial statements include the accounts of the Company and all of its wholly and majority owned subsidiaries. Additionally, the Company has consolidated the assets and liabilities of a variable interest entity (VIE), C2M Medical Inc. (C2M), for which the Company is deemed to be the primary beneficiary. In the first quarter of 2010, the Company exercised its option to acquire the outstanding shares of C2M in exchange for Tornier ordinary shares. Upon exercise of the purchase option, a non-controlling interest in C2M no longer existed. The balance of the non-controlling interest was eliminated and the fair value of the shares issued in the acquisition, $23.2 million, was recorded as a component of shareholders' equity. Refer to Note 16 for further details. In consolidation, all material intercompany accounts and transactions are eliminated.

Unaudited Interim Financial Information

              The accompanying balance sheet as of October 3, 2010, statements of operations and cash flows for the three quarters ended September 27, 2009, and three quarters ended October 3, 2010, Statement of Shareholders' Equity and Comprehensive Loss and related financial data and other information disclosed in these notes to the financial statements as of October 3, 2010, and for the three quarters ended September 27, 2009, and three quarters ended October 3, 2010, are unaudited. The unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the Company's financial position, results of operations and cash flows for the three quarters ended September 27, 2009, and three quarters ended October 3, 2010. The results for the three quarters ended October 3, 2010, are not necessarily indicative of the results of operations to be expected for the year ending January 2, 2011.

Use of Estimates

              The consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP) and include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Reclassifications

              Certain amounts in prior periods have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported total assets, total liabilities, consolidated net loss or consolidated net loss per share.

              Instruments in progress have been reclassified from inventories to instruments, net on the consolidated balance sheets. The balance of instruments in progress was $15.0 million, $14.1 million and $16.5 million at December 28, 2008, December 27, 2009 and October 3, 2010, respectively. The cost of maintaining instrument sets through the consumption of instrument parts as well as the cost of excess instrument parts has been reclassified from cost of goods sold to sales and marketing. Instrument maintenance expense was $3.4 million, $3.6 million and $3.6 million for the fiscal years

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

ended December 31, 2007, December 28, 2008 and December 27, 2009, and $2.1 million and $3.0 million for the three quarters ended September 27, 2009 and the three quarters ended October 3, 2010.

              As previously discussed, instruments are recognized as long-lived assets and depreciated over their estimated useful lives. The Company regularly maintains a balance of instrument parts used to build instrument sets to be used in surgical procedures. These instrument parts are used to build future instrument sets and are generally not sold. To better reflect the future use of these assets and to be consistent with our classification of completed instruments and management's view of the business we have reclassified the carrying value of these assets from inventory to instruments, net. Correspondingly, we have reclassified the consumption of instrument parts, which represents the cost of maintaining instruments in use, from cost of goods sold to sales and marketing expenses to be consistent with the classification of other instrument related expenses such as instrument depreciation.

              Reclassifications to the consolidated balance sheets were as follows (in thousands):

	As Previously Reported	Reclassification Related to Instruments in Progress	Current Year Presentation
December 28, 2008
Inventories	$75,002	($14,961)	$60,041
Instruments, net	22,319	14,961	37,280
December 27, 2009
Inventories	82,716	(14,095)	68,621
Instruments, net	26,355	14,095	40,450

              Reclassifications to the consolidated statements of operations were as follows (in thousands):

	As Previously Reported	Reclassification Related to Maintenance of Instruments	Current Year Presentation
December 31, 2007
Cost of goods sold	$49,959	($3,386)	$46,573
Sales and marketing expense	78,628	3,386	82,014
December 28, 2008
Cost of goods sold	$49,085	($3,585)	$45,500
Sales and marketing expense	103,285	3,585	106,870
December 27, 2009
Cost of goods sold	$58,472	($3,613)	$54,859
Sales and marketing expense	112,017	3,613	115,630

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

              Reclassifications to the consolidated statements of cash flows were as follows (in thousands):

	As Previously Reported	Reclassification Related to Instruments in Progress	Current Year Presentation
December 31, 2007
Net cash provided by (used in) operating activities	$(8,956)	$791	$(8,165)
Net cash used in investing activities	(105,397)	(791)	(106,188)
December 28, 2008
Net cash provided by (used in) operating activities	$(25,272)	$5,790	$(19,482)
Net cash used in investing activities	(37,524)	(5,790)	(43,314)
December 27, 2009
Net cash provided by (used in) operating activities	$3,417	$(1,126)	$2,291
Net cash used in investing activities	(32,230)	1,126	(31,104)

Foreign Currency Translation

              The functional currencies for the Company and all of the Company's wholly owned subsidiaries are their local currencies. The reporting currency of the Company is the U.S. dollar. Accordingly, the consolidated financial statements of the Company and its international subsidiaries are translated into U.S. dollars using current exchange rates for the consolidated balance sheets and average exchange rates for the consolidated statements of operations and cash flows. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) in shareholders' equity. When a transaction is denominated in a currency other than the subsidiary's functional currency, the Company recognizes a transaction gain or loss in net earnings. Foreign currency transaction gains (losses) included in net earnings were $(5.9) million, $1.7 million and $3.0 million during the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, respectively, and $2.3 million and $(9.5) million for the three quarters ended September 27, 2009 and the three quarters ended October 3, 2010, respectively. Included in the $3.0 million of foreign currency transaction gain recognized in 2009 is $3.9 million related to the revaluation of warrants carried as a liability on the consolidated balance sheets, which are denominated in a currency other than Tornier B.V.'s functional currency. The three quarters ended October 3, 2010, also included $11.6 million of foreign currency transaction loss related to the revaluation of the warrants. See Note 8 for further explanation.

Revenue Recognition

              The Company derives its revenue from the sale of medical devices that are used by orthopaedic surgeons who treat diseases and disorders of extremity joints including the shoulder, elbow, wrist, hand, ankle and foot. The Company's revenue is generated from sales to two types of customers: healthcare institutions and distributors. Sales to healthcare institutions represent the majority of the Company's revenue. The Company utilizes a network of independent commission based sales agencies for sales in the United States and a combination of direct sales organizations, independent sales

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

representatives and distributors for sales outside the United States. Revenue from sales to healthcare institutions is recognized at the time of surgical implantation. The Company generally records revenue from sales to its distributors at the time the product is shipped to the distributor. Distributors, who sell the products to their customers, take title to the products and assume all risks of ownership at time of shipment. The Company does not have any arrangements with distributors that allow for retroactive pricing adjustments. The Company's distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products. In certain circumstances, the Company may accept sales returns from distributors and in certain situations in which the right of return exists, the Company estimates a reserve for sales returns and recognizes the reserve as a reduction of revenue. The Company bases its estimate for sales returns on historical sales and product return information including historical experience and trend information. The Company's reserve for sales returns has historically been immaterial. The Company charges its customers for shipping and handling and recognizes these amounts as part of revenue.

Shipping and Handling

              Amounts billed to customers for shipping and handling of products are reflected in revenue and are not significant. Costs related to shipping and handling of products are expensed as incurred, are included in sales and marketing expense and were $3.5 million, $3.7 million and $3.4 million for the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, respectively.

Cash and Cash Equivalents

              Cash equivalents are highly liquid investments with an original maturity of three months or less. The carrying amount reported in the consolidated balance sheets for cash and cash equivalents is cost, which approximates fair value.

Accounts Receivable

              Accounts receivable consist of trade customer receivables. The Company maintains an allowance for doubtful accounts for estimated losses in the collection of accounts receivable. The Company makes estimates regarding the future ability of its customers to make required payments based on historical credit experience, delinquency and expected future trends. The majority of the Company's receivables are from health care institutions, many of which are government-funded. The Company's allowance for doubtful accounts was $2.2 million, $2.7 million and $2.6 million at December 28, 2008, December 27, 2009, and October 3, 2010, respectively.

              Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. The allowance for doubtful accounts is established based on factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. As of December 27, 2009, and October 3, 2010, there were no customers that accounted for more than 10% of accounts receivable.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

Advertising

              The Company records advertising expenses as a component of sales and marketing expenses in the period in which they are incurred. The Company incurred $2.3 million, $2.6 million and $1.9 million in advertising costs during the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, respectively.

Royalties

              The Company pays royalties to individuals and companies that have developed and retain the legal rights to the technology or have assisted the Company in the development of technology or new products. These royalties are based on sales and are reflected as a sales and marketing expense in the consolidated statements of operations.

Inventories

              Inventories, net of reserves for obsolete and slow-moving goods, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out (FIFO) basis. Inventory is held both within the Company and by third-party distributors on a consignment basis. Inventories consist of raw materials, work-in-process and finished goods. Finished goods inventories are held in the United States, Europe and Australia and consist primarily of implants.

              Existing inventory was recorded at fair value at the date of the Company's recapitalization (July 18, 2006). The initial increase in inventory from historical book value to fair value was $26.8 million. The fair value of the inventory acquired in the Company's 2007 acquisitions also exceeded historical book value by $1.2 million at the dates of acquisition. Approximately $16.7 million of this additional value was expensed in cost of goods sold during the year ended December 31, 2007. Sales of stepped-up inventory did not impact cost of goods sold in the fiscal years ended December 28, 2008, or December 27, 2009, or in the three quarters ended October 3, 2010.

              Inventory balances consist of the following (in thousands):

	December 28, 2008	December 27, 2009	October 3, 2010
			(unaudited)
Raw materials	$7,387	$7,384	$8,116
Work-in-process	7,372	7,773	6,889
Finished goods	45,282	53,464	64,468

Total	$60,041	$68,621	$79,473

              The Company regularly reviews inventory quantities on-hand for excess and obsolete inventory and, when circumstances indicate, incurs charges to write down inventories to their net realizable value. The Company's review of inventory for excess and obsolete quantities is based primarily on the estimated forecast of product demand, production requirements and introduction of new products. The Company recognized $3.8 million, $3.6 million and $6.8 million of expense for excess or obsolete inventory in earnings during the fiscal years ended December 31, 2007, December 28, 2008, and

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

December 29, 2009, respectively, and $6.4 million and $4.0 million for the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively. Additionally, the Company had $12.4 million and $13.3 million in inventory held on consignment at December 28, 2008, and December 27, 2009, respectively.

Property, Plant and Equipment

              Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of ten to 39 years for buildings and improvements and two to eight years for machinery and equipment. The cost of maintenance and repairs is expensed as incurred. The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows relating to the asset are less than the asset's carrying amount. An impairment loss is measured as the amount by which the carrying amount of an asset exceeds its fair value. No impairment losses were recognized during the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, or for the three quarters ended October 3, 2010. See Note 5 for additional detail.

Instruments

              Instruments are handheld devices used by orthopaedic surgeons during joint replacement and other surgical procedures to facilitate the implantation of the Company's products. Instruments are recognized as long-lived assets. Instruments and instrument parts that have not been placed in service are carried at cost, and are included as instruments in progress within instruments, net on the consolidated balance sheets. Once placed in service, instruments are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on average estimated useful lives. Estimated useful lives are determined principally in reference to associated product life cycles, and average five years. The Company reviews instruments for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows relating to the asset are less than the asset's carrying amount. An impairment loss is measured as the amount by which the carrying amount of an asset exceeds its fair value. Instruments included in long-term assets on the consolidated balance sheets are as follows (in thousands):

	December 28, 2008	December 27, 2009	October 3, 2010
			(unaudited)
Instruments in progress	$14,961	$14,095	$16,463
Instruments	33,554	47,376	55,380
Accumulated depreciation	(11,235)	(21,021)	(29,030)

Instruments, net	$37,280	$40,450	$42,813

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

              The Company provides instruments to surgeons for use in surgeries and retains title to the instruments throughout the implantation process. As instruments are used as tools to assist surgeons, depreciation of instruments is recognized as a sales and marketing expense. Instrument depreciation expense was $4.0 million, $6.3 million and $9.4 million during the fiscal years ended December 31, 2007, December 28, 2008 and December 27, 2009, respectively, and $6.7 million and $6.8 million during the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively.

Goodwill

              Goodwill is recognized as the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is not amortized, but is subject to impairment tests. The Company performs impairment tests annually unless circumstances otherwise dictate. Based on the Company's single business approach to decision-making, planning and resource allocation, management has determined that the Company has only one reporting unit for the purpose of evaluating goodwill for impairment. The Company performs its annual goodwill impairment test as of the first day of the fourth quarter of its fiscal year. Impairment tests are done by comparing the reporting unit's fair value to its carrying amount to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the reporting unit's goodwill is less than the carrying value of the reporting unit's goodwill. The fair value of the reporting unit and the implied fair value of goodwill are determined based on widely accepted valuation techniques, primarily the income approach, as appropriate. The calculation of the fair value of the reporting unit involves significant management judgment, including the valuation of the Company's shares. The Company's shares are not traded in an active market, and therefore, this assumption is unobservable. No goodwill impairment losses were recorded during the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, as the fair value of the reporting unit significantly exceeded its carrying value. The Company has not identified any indications of impairment during the three quarters ended October 3, 2010.

Intangible Assets

              Intangible assets with an indefinite life, including certain trademarks and trade names, are not amortized. The useful lives of indefinite-life intangible assets are assessed annually to determine whether events and circumstances continue to support an indefinite life. Intangible assets with an indefinite life are tested for impairment annually or whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount exceeds the estimated fair value of the asset. The amount of the impairment loss to be recorded would be determined based on the excess of the asset's carrying value over its fair value. No impairment losses were recorded during the fiscal years ended December 31, 2007, December 28, 2008, or December 27, 2009, or for the three quarters ended October 3, 2010.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

              Intangible assets with a finite life, including developed technology, customer relationships, and patents and licenses, are amortized on a straight-line basis over their estimated useful lives, ranging from ten to 20 years. Intangible assets with a finite life are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows relating to the asset are less than the asset's carrying amount. An impairment loss is measured as the amount by which the carrying amount of an asset exceeds its fair value. During the year ended December 27, 2009, an impairment loss of $3.4 million was recognized when developed technology from acquired entities was abandoned and is included in amortization of intangible assets in the consolidated statements of operations.

Derivative Financial Instruments

              All of the Company's derivative instruments are recorded in the accompanying consolidated balance sheets as either an asset or liability and are measured at fair value. The changes in the derivative's fair value are recognized in current period earnings.

              Changes to the fair value of foreign currency derivative instruments designated as economic hedges resulted in charges of $0.6 million and $0.7 million for the fiscal years ended December 31, 2007, and December 28, 2008. These charges were classified as foreign currency transaction loss on the consolidated statements of operations. Any related derivative assets are recorded as other current assets in the consolidated balance sheets. There were no outstanding foreign currency derivative instruments at December 27, 2009, or October 3, 2010.

              The Company also issued warrants in 2008 and 2009 for ordinary shares that are recognized as warrant liabilities on the consolidated balance sheets. Changes in the fair value of these warrants resulted in other non-operating income (expense) of ($28.0) million for the year ended December 27, 2009, and ($0.5) million and $0.2 million for the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively. See Note 8 for further information.

Research and Development

              All research and development costs are expensed as incurred.

Income Taxes

              Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances for deferred tax assets are recognized if it is more likely than not that some component or all of the benefits of deferred tax assets will not be realized.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

              The Company adopted the provisions of FASB Accounting Standards Codification (ASC) Topic 740 related to accounting for uncertainty in income taxes on December 29, 2008. As a result of the implementation of these provisions, the Company recognized a $0.3 million increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the December 29, 2008 balance of accumulated deficit. The Company accrues interest and penalties related to unrecognized tax benefits in the Company's provision for income taxes. At December 27, 2009, and October 3, 2010, accrued interest and penalties were immaterial.

Other Comprehensive Income (Loss)

              Other comprehensive income (loss) refers to revenues, expenses, gains, and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from net earnings, as these amounts are recorded directly as an adjustment to shareholders' equity. Other comprehensive income (loss) is comprised mainly of foreign currency translation adjustments. These amounts are presented in the consolidated statements of shareholders' equity and comprehensive loss.

              The reconciliation of net loss to comprehensive loss is as follows:

	Three quarters ended
	September 27, 2009	October 3, 2010
	($ in thousands)
Net loss	$(23,869)	$(30,718)
Foreign currency translation adjustments	1,869	1,847

Total Comprehensive Loss	$(22,000)	$(28,871)

Share-Based Compensation

              The Company accounts for share-based compensation in accordance with ASC Topic 718, formerly Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payments—Revised, which requires share-based compensation cost to be measured at the grant date based on the fair value of the award and recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The determination of the fair value of share-based payment awards, such as options, on the date of grant using an option-pricing model is affected by the Company's share price, as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected share price volatility over the expected life of the award, expected dividend yield and risk-free interest rate.

Fair Value of Financial Instruments

              The Company adopted ASC Topic 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC Topic 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company's principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC Topic 820 generally

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about the assumptions that market participants would use in pricing the asset or liability, and are to be developed based on the best information available in the circumstances.

              In October 2008, the FASB clarified ASC Topic 820 when an active market does not exist, stating that it may be appropriate to use unobservable inputs to determine fair value. The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates the fair value of these financial instruments at December 28, 2008, December 27, 2009, and October 3, 2010. Assets and liabilities measured at fair value are done so on a recurring basis. U.S. GAAP requires fair value measurements to be classified and disclosed in one of the following three categories:

    Level 1—Assets and liabilities with unadjusted, quoted prices listed on active market exchanges.

    Level 2—Assets and liabilities determined using prices for recently traded assets and liabilities with similar underlying terms, as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

    Level 3—Assets and liabilities that are not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the asset or liability. The prices are determined using significant unobservable inputs or valuation techniques.

              As of December 27, 2009, the Company has warrants that are classified as warrant liabilities that have a fair value of $85.2 million. The fair value of the Company's share price is a significant input into this valuation, which is unobservable in the market. Therefore, these warrants are considered Level 3 instruments. See Note 8 for further information.

Recent Accounting Pronouncements

              The Company adopted the FASB's ASC Topic 105 as the single official source of authoritative, non-governmental U.S. GAAP in the United States. On the effective date, all then-existing non-SEC accounting literature and reporting standards were superseded and deemed non-authoritative. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements; however, ASC Topic 105 affected the way that the Company references authoritative guidance in the notes to the consolidated financial statements.

              In December 2007, the FASB issued ASC Topic 805, formerly SFAS No. 141(R), Business Combinations. ASC Topic 805 establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC Topic 805 is to be applied prospectively to business combinations for which the

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

acquisition date is during or after fiscal year 2009. Additionally, ASC Topic 805 requires that changes to tax accounting related to acquisitions prior to the effective date of this guidance be recorded in the consolidated statements of operations rather than goodwill. The adoption of this guidance did not have a material impact on the Company's current consolidated financial statements or results of operations.

              In December 2007, the FASB also issued ASC Topic 810, formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51. ASC Topic 810 changes the accounting and reporting for minority interests, which are recharacterized as non-controlling interests and classified as a component of equity. ASC Topic 810 required retroactive adoption of the presentation and disclosure requirements for existing minority interests. The guidance became effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The impact of adoption changed the presentation of non-controlling interests on the consolidated financial statements but did not have a material effect on the consolidated balance sheets, the consolidated statements of operations or the consolidated statements of cash flows.

              In March 2008, the FASB issued ASC Topic 815, formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, An amendment of SFAS No. 133. ASC Topic 815 requires increased disclosure of the Company's derivative instruments and hedging activities, including how derivative instruments and hedging activities affect the consolidated statements of operations, balance sheets and cash flows. The guidance was effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The adoption of this guidance did not have any impact on the Company's financial position or results of operations.

              ASC Topic 740 includes certain provisions that clarify the accounting for uncertainty in income taxes recognized in a company's financial statements by defining the criteria that an individual tax position must meet in order to be recognized in the financial statements. These provisions require that the tax effects of a position be recognized only if it is more likely than not to be sustained based solely on the technical merits as of the reporting date. These provisions further require that interest to be paid on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the return and the tax benefit recognized in the financial statements. These provisions also require additional disclosures of unrecognized tax benefits, including a reconciliation of the beginning and ending balance. On December 30, 2008, the FASB further delayed the effective date of this guidance for certain non-public enterprises until annual financial statements for fiscal years beginning after December 15, 2008. The Company adopted the provisions of ASC Topic 740 in 2009. As a result of the implementation of these provisions, the Company recognized a $0.3 million increase in the liability for unrecognized tax benefit, which was accounted for as an increase to the December 29, 2008, balance of accumulated deficit. Refer to Note 11 for details regarding the impact of adoption.

              In June 2008, the Emerging Issues Task Force (EITF) issued ASC Topic 815-40-15, formerly EITF Issue 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock. ASC Topic 815-40-15 addresses how an entity should determine if an instrument (or an embedded feature), such as the warrants issued by the Company in 2008 and 2009, is indexed to its own stock. The EITF reached a consensus that establishes a two-step approach to making this assessment. In the first step, an entity evaluates any contingent exercise provisions. In the second step, an entity will evaluate the instruments' settlement provisions. This guidance became effective for fiscal

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

2. Significant Accounting Policies (Continued)

year 2009 for the Company and is accounted for as a change in accounting principle through prospective application, with the cumulative effect of adoption of $(0.9) million being recognized at the beginning of the year as a reduction in accumulated deficit. In addition, adoption of this guidance required that warrants issued by the Company in 2008 be reclassified from equity to a liability. These warrants, as well as warrants issued in 2009, are now carried at fair value on the consolidated balance sheets as warrant liabilities. Subsequent to adoption, these liabilities are adjusted to fair value through current period earnings. See Note 8 for further discussion.

              ASC Topic 808-10 (issued as EITF Issue 07-1, Accounting for Collaborative Arrangements) requires participants in a collaborative arrangement (sometimes referred to as a "virtual joint venture") to present the results of activities for which they act as the principal on a gross basis and to report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative literature or a reasonable, rational and consistently applied accounting policy election. This guidance also requires significant disclosures related to collaborative arrangements. The adoption of this standard did not have material impact on the Company's financial statements.

              In May 2009, the FASB issued ASC Topic 855, formerly SFAS No. 165, Subsequent Events, on management's assessment of subsequent events. This guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur for potential recognition or disclosure in the financial statements and the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date. The implementation of ASC Topic 855 did not have a material impact on the Company's financial statements.

3. Share-Based Compensation

              Share-based awards are granted under the Company's stock option plan. Under this plan, options to purchase ordinary shares are the only type of share-based compensation awards granted. These options generally have graded vesting periods of four years and expire ten years after the grant date. The options are granted with exercise prices equal to the fair value of the Company's shares on the date of grant. The Company recognizes compensation expense for these options on a straight-line basis over the vesting period. Share-based compensation expense is included in cost of goods sold, sales and marketing, research and development, and general and administrative expenses on the consolidated statements of operations. Below is a summary of the allocation of share-based compensation (in thousands):

	Year ended
	December 31, 2007	December 28, 2008	December 27, 2009
Cost of goods sold	$221	$341	$77
Sales and marketing	794	1,034	1,306
General and administrative	1,608	2,051	2,250
Research and development	213	246	280

Total	$2,836	$3,672	$3,913

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

3. Share-Based Compensation (Continued)

              The Company recognizes the fair value of an award of equity instruments granted in exchange for employee services as a cost of those services.

              The Company estimates the fair value of options using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of estimates, including the expected life of options, expected price volatility, the risk-free interest rate and the expected dividend yield. The Company calculates the expected life of options using the SEC's allowed short-cut method. The expected share price volatility assumption was estimated based upon historical volatility of the ordinary shares of a group of the Company's peers that are publicly traded. The risk-free interest rate was determined using U.S. Treasury rates with terms consistent with the expected life of the options. Expected dividend yield is not considered, as the Company has never paid dividends and has no plans of doing so during the term of the options. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data when available to estimate pre-vesting option forfeitures, and records share-based compensation expense only for those awards that are expected to vest. All options are amortized and recognized as compensation expense on a straight-line basis over their respective requisite service periods, which are generally the vesting periods. Total compensation cost included in the consolidated statements of operations for employee share-based payment arrangements was $2.5 million, $3.3 million and $3.4 million during the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, and $2.7 million and $3.8 million for the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively. Additionally, $0.4 million and $0.6 million were included in inventory as a capitalized cost as of December 27, 2009, and October 3, 2010, respectively. Capitalized costs in inventory as of December 28, 2008, was immaterial.

              The weighted-average fair value of the Company's options granted to employees was $6.39, $6.51 and $7.23 per share, in 2007, 2008 and 2009, respectively. In the three quarters ended October 3, 2010, the Company granted 765,464 options to employees to purchase ordinary shares with an exercise price of $22.50 per share and a weighted average fair value of $11.07 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions:

	2007	2008	2009
Risk-free interest rate	4.5%	2.5%	1.8%
Expected life in years	6.0	6.0	6.0
Expected volatility	36.8%	35.1%	41.8%
Expected dividend yield	0.0%	0.0%	0.0%

              As of December 27, 2009, the Company had $7.2 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted to employees under the stock option plan. That cost is expected to be recognized over a weighted-average service period of 2.2 years. Shares reserved for future compensation grants were 0.5 million and 0.1 million at December 28, 2008, and December 27, 2009, respectively. Exercise prices for options outstanding at December 27, 2009, ranged from $13.38 to $18.00.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

3. Share-Based Compensation (Continued)

              A summary of the Company's employee stock option activity is as follows:

	Shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual life (in years)
Outstanding at December 31, 2006	866	$13.38	9.6
Granted	946	14.34
Exercised	—	—
Forfeited or expired	(7)	13.89

Outstanding at December 31, 2007	1,805	13.89	8.9
Granted	544	16.98
Exercised	(9)	13.44
Forfeited or expired	(62)	13.62

Outstanding at December 28, 2008	2,278	14.61	8.2
Granted	507	16.95
Exercised	(10)	13.50
Forfeited or expired	(124)	14.40

Outstanding at December 27, 2009	2,651	15.06	7.6

              During the years ended December 31, 2007, and December 27, 2009, the Company issued 171,333 and 58,833 options, respectively, to non-employees in exchange for consulting services. No options were issued to non-employees during the year ended December 28, 2008. The options issued in 2007 and 2009 had weighted-average exercise prices of $14.34 and $16.89, respectively. Approximately 121,333 of these non-employee options were exercisable at December 27, 2009. None of these options were exercised in 2009. These options have vesting periods of either two or four years and expire ten years after the grant date. The measurement date for options granted to non-employees is often after the grant date, which often requires updates to the estimate of fair value until the services are performed. The weighted-average fair value of each non-employee option granted was $7.62 and $7.59 in 2007 and 2009, respectively. The amount of expense related to non-employee options was $0.3 million, $0.4 million and $0.5 million for the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, respectively. The amount of expense related to non-employee options was $0.4 million and $0.4 million during the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively.

4. Acquisitions

Nexa Orthopedics, Inc.

              On February 27, 2007, the Company acquired all of the outstanding stock of Nexa Orthopedics, Inc. (Nexa), a privately held orthopaedics company, for a cash payment of $72.5 million plus certain transaction costs. Nexa was a California-based company that developed and marketed medical devices for orthopaedic and podiatric surgeons. The acquisition of Nexa increased Tornier's product offerings within the extremities marketplace. The results of operations for Nexa are included in

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

4. Acquisitions (Continued)

the Company's consolidated statement of operations for the period since February 27, 2007. During 2007, Nexa was merged into the Company's existing U.S. operations.

              The purchase agreement also provided for additional payments to be made in cash upon the completion of certain milestones. In 2009, a payment of $0.3 million was made in accordance with the contract. The purchase price of $73.3 million includes $72.5 million cash paid at closing, $0.3 million for milestone payments from Nexa's previous acquisitions and transaction costs of $0.5 million. The purchase price has been allocated based on the fair values of the assets acquired and liabilities assumed as follows (in thousands):

Current assets, excluding inventory		$2,428
Inventories		2,948
Acquired in-process research and development		12,300
Instruments		951
Fixed assets		1,284
Identifiable intangible assets:
Developed technology	$10,500
Customer relationships	14,700
Tradename	300

Total identifiable intangible assets		25,500
Other assets		387
Goodwill (non-deductible)		34,722
Accounts payable and accrued expenses		(4,871)
Capital leases		(277)
Deferred tax liabilities, net		(1,886)
Other liabilities		(173)

		$73,313

              In connection with the acquisition of Nexa, the Company completed a valuation of the intangible assets acquired. The value assigned to purchased in-process research and development (IPR&D) was $12.3 million. Accordingly, these amounts were expensed in the period immediately following consummation of the acquisition of Nexa. The allocation of the $12.3 million charge consisted of $4.8 million related to Pyrocarbon Radial Head and $7.5 million related to a new shoulder product. The value was determined by estimating the costs to develop the IPR&D into commercially viable products, estimating the resulting cash flows from such projects and discounting the net cash flows back to their present value. The discount rate utilized in discounting the net cash flows from IPR&D was 15% for Nexa products. This discount rate reflects uncertainties surrounding the successful development of the IPR&D.

              In 2009, the Company made an additional milestone payment of $0.3 million related to Nexa's previous acquisitions, which was recognized as additional goodwill.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

4. Acquisitions (Continued)

Axya Medical, Inc.

              On February 27, 2007, the Company acquired Axya Medical, Inc. (Axya), a privately held sports medicine company, by issuing approximately 1.9 million ordinary shares of the Company in exchange for all of the outstanding shares of Axya. All previous shareholders of Axya were shareholders of the Company at the time of acquisition. Axya was a Massachusetts-based company that developed knotless fixation systems for shoulder surgeons. The acquisition of Axya further integrated the Company's extremity products into the sports medicine market. The results of operations for Axya are included in the Company's consolidated statement of operations for the period since February 27, 2007. During 2007, Axya was merged into the Company's existing U.S. operations.

              Because this transaction was between entities with common shareholders, the determination of the purchase price and allocation thereof was accounted for at partial carry-over basis. The ownership interest in Axya held by the Company's controlling shareholder is recorded at historical basis, and the remaining interests were recognized at fair value because no individual shareholder controlled Axya at the time of the acquisition.

              The result of this accounting treatment is a purchase price of approximately $22.7 million based on a $9.2 million historical carryover value assigned to shares issued to the Company's controlling shareholder, $13.4 million for the Company's ordinary shares issued to other owners of Axya at a fair value of $14.07 per share and transaction costs of $0.1 million. The fair value of the Company's ordinary shares was based on the price of ordinary shares sold in contemporaneous sales of the Company's ordinary shares to existing shareholders in order to raise working capital.

              The purchase price has been allocated based on a combination of historical cost and the fair values of the assets acquired and liabilities assumed as follows (in thousands):

Current assets, excluding inventory		$761
Inventories		1,128
Acquired IPR&D		2,807
Fixed assets		324
Identifiable intangible assets:
Developed technology	$8,639
Customer relationships	807
Non-compete agreement	487
Trade name	59

Total identifiable intangible assets		9,992
Other assets		24
Goodwill (non-deductible)		8,700
Accounts payable and accrued expenses		(1,066)

		$22,670

              In connection with the acquisition of Axya, the Company completed a valuation of the intangible assets acquired. The value assigned to purchased IPR&D was $2.8 million of the purchase price for Axya. Accordingly, these amounts were expensed in the period immediately following

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

4. Acquisitions (Continued)

consummation of the acquisition. The allocation of the $2.8 million charge consisted of $1.6 million related to thermal welder technology, $0.8 million related to mesh technology and $0.4 million related to suture passer technology. The value was determined by estimating the costs to develop the IPR&D into commercially viable products, estimating the resulting cash flows from such projects and discounting the net cash flows back to their present value. The discount rate utilized in discounting the net cash flows from IPR&D was 22% for Axya products. This discount rate reflects uncertainties surrounding the successful development of the IPR&D.

DVO Extremity Solutions, LLC

              On March 20, 2007, the Company acquired substantially all of the assets of DVO Extremity Solutions, LLC (DVO), a privately held orthopaedics company based in Warsaw, Indiana, for a cash payment of $11.6 million plus certain transaction costs. DVO's main products were the DVO Volar Plate, a fixed-angle plate used to repair distal radius fractures, and the MIfx Dorsal IM Plate, used in dorsally displaced unstable distal radius fractures. The acquisition of the assets of DVO continued to expand the Company's orthopaedic extremity product offering. The results of operations for DVO are included in the Company's consolidated statement of operations for the period from March 20, 2007, to December 31, 2007. During 2007, DVO was merged into the Company's existing U.S. operations.

              The purchase agreement also provided for additional contingent payments to be made to the former DVO shareholders equal to two times the revenue generated from acquired DVO product offerings during a stipulated 12-month period. The purchase agreement also allowed the former DVO shareholders the option to purchase ordinary shares of the Company with the cash received from these contingent payments at a price equal to the fair value of the Company's ordinary shares at the date of the respective contingent payment. In 2008, the first contingent payment of $9.1 million was made in accordance with the contract. In 2009, the second contingent payment of $3.5 million was made. The payments were made in cash, and the additional purchase price was recorded as an increase to goodwill. Subsequent to the payment of the contingent consideration, the previous owners of DVO purchased 56,145 and 303,402 ordinary shares of the Company at $16.98 per share in 2009 and 2008, respectively. There are no remaining future contingent payments.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

4. Acquisitions (Continued)

              The initial purchase price of $11.8 million includes $11.6 million paid at closing and transaction costs of $0.2 million and has been allocated based on the fair values of the assets acquired and liabilities assumed as follows (in thousands):

Current assets, excluding inventory		$202
Inventories		4,103
Instruments		326
Fixed assets		186
Identifiable intangible assets:
Developed technology	$3,100
Customer relationships	900
Tradename	500

Total identifiable intangible assets		4,500
Other assets		14
Goodwill (non-deductible)		3,224
Accounts payable and accrued expenses		(782)

		$11,773

5. Property, Plant and Equipment

              Property, plant and equipment balances are as follows (in thousands):

	December 28, 2008	December 27, 2009	October 3, 2010
			(unaudited)
Land	$2,283	$2,337	$2,245
Building and improvements	7,965	10,630	10,305
Machinery and equipment	16,475	19,604	19,882
Furniture, fixtures and office equipment	12,915	16,092	21,984
Software	3,187	4,035	4,235
Construction in progress	—	3,079	131

	42,825	55,777	58,782
Accumulated depreciation	(14,199)	(20,701)	(23,784)

Property, plant and equipment, net	$28,626	$35,076	$34,998

              In 2009, the Company leased a new manufacturing facility in Ireland. In conjunction with moving into the leased building, the Company made approximately $2.4 million in leasehold improvements that are included in fixed assets as of December 27, 2009.

              Depreciation expense recorded on property, plant and equipment was $3.8 million, $5.3 million and $5.7 million during the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, respectively, and $4.2 million and $4.8 million for the three quarters ended September 27, 2009 and the three quarters ended October 3, 2010, respectively.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

5. Property, Plant and Equipment (Continued)

              During the fiscal year ended December 27, 2009, the Company's majority-owned subsidiary, SCI Calyx, acquired a combined manufacturing and office facility in Grenoble, France, for approximately $6.1 million. See Note 17 for additional detail.

6. Goodwill and Other Intangible Assets

              The following table summarizes the changes in the carrying amount of goodwill (in thousands):

Balance at December 31, 2007	$127,820
Contingent payment on acquisition	9,051
Reversal of acquired valuation allowance	(2,411)
Other	195
Foreign currency translation	(4,023)

Balance at December 28, 2008	130,632
Contingent payment on acquisition	3,836
Goodwill from acquisitions	171
Other	76
Foreign currency translation	2,234

Balance at December 27, 2009	136,949
Contingent payment on acquisition	721
Foreign currency translation	(3,788)

Balance at October 3, 2010 (unaudited)	$133,882

              The goodwill balance at December 27, 2009, contains $15.1 million of goodwill that qualifies for future tax deductions.

              The components of identifiable intangible assets are as follows (in thousands):

	Gross value	Accumulated amortization	Net value
Balances at December 28, 2008
Intangible assets subject to amortization:
Developed technology	$77,636	$(9,692)	$67,944
Customer relationships	64,024	(10,495)	53,529
Other	2,387	(776)	1,611
Intangible assets not subject to amortization:
Tradename	10,390	—	10,390

Total	$154,437	$(20,963)	$133,474

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

6. Goodwill and Other Intangible Assets (Continued)

	Gross value	Accumulated amortization	Net value
Balances at December 27, 2009
Intangible assets subject to amortization:
Developed technology	$79,252	$(19,134)	$60,118
Customer relationships	65,360	(15,017)	50,343
Licenses	3,780	(470)	3,310
Other	2,172	(1,404)	768
Intangible assets not subject to amortization:
Tradename	10,682	—	10,682

Total	$161,246	$(36,025)	$125,221

	Gross value	Accumulated amortization	Net value
	(unaudited)	(unaudited)	(unaudited)
Balances at October 3, 2010
Intangible assets subject to amortization:
Developed technology	$77,547	$(23,029)	$54,518
Customer relationships	63,075	(17,604)	45,471
Licenses	3,935	(1,369)	2,566
Other	1,659	(953)	706
Intangible assets not subject to amortization:
Tradename	10,183	—	10,183

Total	$156,399	$(42,955)	$113,444

              All finite-lived intangible assets have been assigned an estimated useful life and are amortized on a straight-line basis over the number of years that approximates the assets' respective useful lives (ranging from 10 to 20 years). The weighted-average amortization periods, by major intangible asset class, are as follows:

Weighted-average amortization period (in years)
Developed technology	13
Customer relationships	15
Licenses	6

              Total amortization expense for finite-lived intangible assets was $7.9 million, $11.2 million and $15.2 million during the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, and $7.9 million and $8.2 million for the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively. Amortization expense is recorded as amortization of

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

6. Goodwill and Other Intangible Assets (Continued)

intangible assets in the consolidated statements of operations. Estimated annual amortization expense for fiscal years ending 2010, through 2014 is as follows (in thousands):

Amortization expense
2010	$11,019
2011	10,459
2012	10,333
2013	10,321
2014	10,279

7. Accrued Liabilities

              Accrued liabilities at December 27, 2009, December 28, 2008, and October 3, 2010, consisted of the following (in thousands):

	December 28, 2008	December 27, 2009	October 3, 2010
			(unaudited)
Accrued payroll	$10,260	$15,578	$14,280
VAT and other non income taxes	2,890	2,997	3,459
Accrued royalties	4,448	5,620	4,941
Other accrued liabilities	10,075	11,385	11,926

	$27,673	$35,580	$34,606

8. Notes Payable and Warrants to Issue Ordinary Shares

              In April 2009, the Company issued notes payable in the amount of €37 million (approximately $49.3 million) to a group of investors that included existing shareholders, new investors and management of the Company. The notes carry a fixed interest rate of 8.0% with interest payments accrued in kind semi-annually. The notes mature in March 2014.

              These notes payable have a cross default clause in which any event of default under the terms of the Company's other debt arrangements also are defined as an event of default under the terms of these notes payable. In 2009, there were no events of default. Additionally, $0.2 million of debt issuance costs related to this issuance have been capitalized and are included in other non-current assets on the consolidated balance sheet and are being recognized as additional interest expense over the term of the notes.

              In connection with the note agreement, the Company also issued a total of 2.9 million warrants, which are currently exercisable and expire in March 2019, to purchase ordinary shares at an exercise price of $16.98 per share. These warrants have a strike price in U.S. dollars; however, the functional currency of the parent company issuing the notes is the Euro. As a result, GAAP requires that these warrants be classified as liabilities on the balance sheet and recorded at fair value. The fair value of the warrants at the date of issuance was $9.87 per warrant, or $29.1 million, and was determined using a Black-Scholes option pricing model, which takes into account various assumptions

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

8. Notes Payable and Warrants to Issue Ordinary Shares (Continued)

such as share price volatility, risk free interest rate and expected term. Share price volatility is determined based on the volatility of various peers of the Company. The fair value of the warrants as of December 27, 2009, was approximately $14.49 per warrant. The Company recorded a $13.5 million loss in other non-operating expense, net related to the change in the fair value of the warrants in 2009. The Company recorded a $2.7 million foreign currency transaction gain in 2009. This gain is related to the change in the exchange rates, and is recorded in foreign currency transaction gain (loss) in the consolidated statements of operations. A summary of the assumptions used to determine the fair value on the date of issuance and December 27, 2009, is as follows:

	Date of issuance	December 27, 2009
Fair value of underlying stock	$16.98	$22.50
Volatility	44.34%	44.43%
Risk-free interest rate	2.78%	3.55%
Expected term (in years)	10	9
Dividend yield	0%	0%

              The Company recorded the warrants as liabilities with an offsetting debt discount recorded as a reduction of the carrying value of the notes. The debt discount will be amortized as additional interest expense over the life of the notes. GAAP requires that the allocation of proceeds be allocated first to the fair value of the warrant liability with the residual allocated to the outstanding debt. The debt discount was $21.7 million (net of tax of $7.4 million) on the issuance date. The Company recorded $4.6 million, $3.0 million and $4.3 million of additional interest expense related to the amortization of discount during the year ended December 27, 2009, the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively. The Company also recognized $3.1 million, $2.0 million and $3.2 million of non-cash interest expense related to the stated 8% interest rate on the notes during the year ended December 27, 2009, the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively. Together with the stated interest and amortization of debt discount, the effective interest rate recognized related to the notes payable was approximately 19.7%.

              In February 2008, the Company issued notes payable in the amount of €34.5 million (approximately $52.4 million) to a group of investors that included existing shareholders and management of the Company. The notes carry a fixed interest rate of 8.0% with interest payments accrued in-kind. The notes mature on February 28, 2013. These notes payable also have a cross default clause in which any event of default under the terms of the Company's other debt arrangements also are defined as an event of default under the terms of these notes payable.

              Also, in connection with the 2008 note agreement, the Company issued a total of 3.1 million warrants, which are currently exercisable and expire on February 28, 2018, to purchase ordinary shares at a price of $16.98 per share. At issuance, the Company accounted for the warrants separately from the debt and allocated the proceeds received to the debt and the warrants based on their relative fair values. As a result, the warrants were valued at $21.8 million (net of tax of $7.5 million) as an increase to equity with an offsetting discount of $29.3 million recorded as a reduction of the carrying value of the notes.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

8. Notes Payable and Warrants to Issue Ordinary Shares (Continued)

              Upon the Company's adoption of ASC Topic 815 on December 29, 2008, the Company determined that the warrants no longer qualified to be recognized as equity under ASC Topic 815 as they were determined to not be indexed to the Company's stock as prescribed by ASC Topic 815 due to the fact that the warrants are denominated in a currency other than their functional currency. On December 29, 2008, the warrants, upon adoption of ASC Topic 815, were reclassified from equity to warrant liability at the then fair value of $28.1 million and marked to market through the consolidated statement of operations subsequent to that date. The value of the warrants decreased by $1.2 million ($0.9 million net of tax) from the warrants issuance date to the adoption date of ASC Topic 815 on December 29, 2008. As of December 29, 2008, the cumulative effect of adopting ASC Topic 815 was recognized as a reduction to additional paid-in capital of $21.8 million ($29.3 million net of tax of $7.5 million) to reclassify the warrants from equity to warrant liability and a decrease in accumulated deficit of $0.9 million recognized as a cumulative effect of a change in accounting principle to reflect the change in the value of the warrants between their issuance date and December 29, 2008.

              For the year ended December 27, 2009, the Company recognized a loss on the change in fair value of the warrant liability of $14.5 million in non-operating expense, net related to the warrants issued in 2008. Additionally, the Company recognized $1.2 million of foreign currency transaction gains on the warrant liability for the year ended December 27, 2009. Under ASC Topic 815, the warrants are carried at fair value and adjusted at each reporting period to fair value through current period earnings. As of December 27, 2009, the warrant liability had a fair value of $42.6 million. The impact of adoption is as follows:

	Balance prior to adoption	Impact of adoption	Balance after adoption
Warrant liabilities	$—	$(28,119)	$(28,119)
Non-current deferred tax assets	—	7,170	7,170
Additional paid-in capital	(313,311)	21,812	(291,499)
Accumulated deficit	94,473	(863)	93,610

              The fair value was determined using the Black-Scholes Option Pricing Model. The following table summarizes the assumptions used to determine fair value on the date of grant, the date of adoption of ASC Topic 815, as of December 27, 2009:

	Date of grant	December 29, 2008	December 27, 2009
Fair value of underlying stock	$16.98	$16.98	$22.50
Volatility	39.38%	42.35%	43.46%
Risk-free interest rate	3.53%	2.46%	3.55%
Expected term (in years)	10	9	8
Dividend yield	0%	0%	0%

              The Company is amortizing the value of the debt discount as additional interest expense over the term of the notes. The Company recorded $4.7 million, $5.4 million, $3.9 million and $3.8 million of additional interest expense related to the amortization of discount during 2008, 2009, the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively. The Company also recognized $3.4 million, $4.2 million, $3.0 million and $3.3 million of interest expense in

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

8. Notes Payable and Warrants to Issue Ordinary Shares (Continued)

2008, 2009, the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively, related to the stated 8% interest rate on the notes. Together with the stated interest and amortization of debt discount, the effective interest rate recognized related to the notes payable was approximately 19.9%.

              In May 2010 the Company executed agreements with 100% of the warrant holders that acquired warrants under the February 2008 and April 2009 note payable and warrant issuances discussed in Note 8 to exchange their outstanding warrants for the Company's ordinary shares. Each warrant holder agreed to exchange their warrants under the February 2008 and April 2009 agreements for ordinary shares of the Company at an exchange ratio of 0.6133 and 0.6410 respectively. In order to settle the warrant liabilities related to the February 2008 and April 2009 warrant issuances, the Company issued 1,894,076 and 1,885,624 ordinary shares, respectively. The Company determined the fair value of its ordinary shares to be $22.50 per share at the date of the exchange which resulted in the issuance of shares with a total value of $85.0 million. This amount, net of $21.7 million of tax was recognized as an increase to equity at the time of the exchange. The Company recognized a gain on the change in fair value of the warrant liability of $0.2 million in non-operating expense, net during the three quarters ended October 3, 2010 to adjust the carrying value of the warrant liability to the final settlement amount. The Company also recognized $11.6 million of foreign currency transaction loss on the warrant liability for the three quarters ended October 3, 2010. This transaction settled the warrant liability of $85.2 million included in the consolidated balance sheet at December 27, 2009.

              Changes in the carrying value of warrants are as follows:

Warrant value at December 28, 2008	$29,277
Impact of adoption of ASC Topic 815—fair value adjustment	(1,159)
Issuance of 2009 warrants at fair value	29,070
Change in fair value during the year	28,027

Warrant value at December 27, 2009	$85,215

Change in fair value during the period (unaudited)	(172)

Fair value of shares issued to settle liability and recognized in equity on May 27, 2010 (Unaudited)	$85,043

Warrant value at October 3, 2010 (unaudited)	$—

              Notes payable outstanding are as follows:

	December 28, 2008	December 27, 2009	October 3, 2010
			(unaudited)
Gross notes payable	$51,575	$113,793	$115,232
Discount to notes payable	(22,495)	(44,258)	(33,735)

Net notes payable	$29,080	$69,535	$81,497

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

8. Notes Payable and Warrants to Issue Ordinary Shares (Continued)

              The fair value of the Company's Notes Payable as of December 28, 2008, and December 27, 2009, was approximately $26.1 million and $63.7 million, respectively. The fair value was determined using a discounted cash flow analysis, calculated using management's best estimates of the key assumptions, primarily the discount rate. As a result of various factors, including the Company's financial position, the assumptions used are unobservable in the market place.

9. Other Long-Term Debt

              The Company's European subsidiaries have established unsecured lines of credit totaling $19.7 million, $15.3 million and $16.6 million at December 28, 2008, December 27, 2009, and October 3, 2010, respectively. Available borrowings under these lines were $3.5 million, $7.2 million and $5.9 million at December 28, 2008, December 27, 2009, and October 3, 2010, respectively. Borrowings under these lines have variable interest rates based on the Euro Overnight Index Average plus 0.3% to 1.3% or a three-month Euro plus 1% to 3%.

              The Company's U.S.-based subsidiary has established a $10.0 million secured line of credit at October 3, 2010. This secured line of credit totaled $6 million at December 28, 2008 and December 27, 2009. This line of credit expires in July 2012 and is callable by the bank at any time. Also, the line is secured by working capital and equipment. Available borrowings under the line were $3.6 million, $6.0 million and $3.6 million at December 28, 2008, December 27, 2009, and October 3, 2010, respectively. Borrowings under the line of credit bear interest at LIBOR plus 2.25%, with a floor interest rate of 5.0%. This line contains customary affirmative and negative covenants and events of default. As of December 27, 2009, the Company's U.S. subsidiary was subject to a covenant to maintain no less than $39.0 million of tangible net worth. As of December 27, 2009, the Company was also subject to a covenant to maintain a maximum debt to tangible net worth ratio of 1.50. The covenants relate to the U.S. subsidiary's ratios only. The Company was in compliance with all covenants as of December 27, 2009 and October 3, 2010.

              The Company has long-term notes payable secured by the Company's U.S. subsidiary's office building in Stafford, Texas, working capital and equipment. These notes had an outstanding amount of $3.5 million, $2.6 million and $1.8 million at December 28, 2008, December 27, 2009, and October 3, 2010, respectively. These notes accrue interest based on a fixed rate of 6.70% or a variable rate based on LIBOR plus 2.25%.

              The Company and its subsidiaries have other long-term secured and unsecured notes totaling $29.2 million, $27.3 million and $25.0 million at December 28, 2008, December 27, 2009, and October 3, 2010, respectively, with initial maturities ranging from three to ten years. A portion of these notes have fixed interest rates that range from 3.7% to 6.2%. The remaining notes carry a variable interest rate based on LIBOR, plus 0.5% to 1.2%, or a three-month Euro, plus 0.3% to 1.5%.

              One of the Company's 51%-owned and consolidated subsidiaries borrowed $2.4 million from a member of the Supervisory Board who is also a 49% owner of the consolidated subsidiary. This loan was used to partially fund the purchase of real estate in Grenoble, France, to be used as a future manufacturing facility. Interest on the debt is variable based on three-month Euro plus 0.5%. The non-controlling interest in this subsidiary is deemed immaterial.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

9. Other Long-Term Debt (Continued)

              A summary of debt is as follows (in thousands):

	December 28, 2008	December 27, 2009	October 3, 2010
			(unaudited)
Lines of credit	$18,650	$15,271	$22,990
Mortgages	5,585	7,438	6,651
Other term debt	27,162	22,464	20,285
Shareholder debt	952	1,015	2,425

Total debt	52,349	46,188	52,351
Less current portion	(27,868)	(23,299)	(29,988)

Long-term debt	$24,481	$22,889	$22,363

              Aggregate maturities of total debt for the next five years as of December 27, 2009 are as follows (in thousands):

2010	$23,299
2011	6,288
2012	5,755
2013	3,863
2014	1,969
Thereafter	5,014

              The Company was also party to certain mandatorily convertible debt agreements allowing for conversion into 3.4 million ordinary shares at a conversion price of $14.70 as of July 18, 2009. These instruments were in their legal form debt, and therefore, were recognized as liabilities in the amount of $47.8 million within the consolidated balance sheet. The agreements contained a beneficial conversion feature as the fixed conversion price of the bonds was less than the fair value of the ordinary shares on the issuance date. The beneficial conversion feature was accreted through interest expense and resulted in additional interest expense of $1.0 million, $1.2 million and $0.6 million for the years ended December 31, 2007, December 28, 2008, and December 27, 2009, respectively. The agreement had no payment terms, did not accrue interest, and, in no circumstances other than liquidation, required the Company to cash settle in part or in full.

              Additionally, in 2007, the Company purchased Axya (as described in Note 4). At the time of the acquisition, the Company's majority shareholder entered into an agreement with another shareholder of the Company to either issue additional mandatorily convertible zero coupon bonds or decrease the conversion price of the zero coupon bonds, in which additional shares would be obtained upon conversion, if the performance of Axya did not meet certain thresholds. The arrangement represented a modification to the conversion terms of the mandatorily convertible bonds, as under either settlement scenario, the result is that the holder could receive more shares than originally entitled upon mandatory conversion. The Company estimated the fair value of the modification and determined that the modification did not constitute an extinguishment of the debt, but rather is recorded as an increase to equity with an offsetting amount recorded as a discount to the carrying value of the mandatorily convertible bonds. This discount is accreted to the bonds' par value over the

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

9. Other Long-Term Debt (Continued)

remaining term of the bonds as interest expense. The fair value of the modification was determined to be $0.6 million at the date of modification. The Company recognized $0.2 million, $0.3 million and $0.1 million in additional interest expense in 2007, 2008 and 2009, respectively, as a result of this modification.

              All of the outstanding mandatorily convertible debt agreements were converted in accordance with the terms of the agreements during 2009.

10. Retirement and Postretirement Benefit Plans

              The Company's French subsidiary is required by French government regulations to provide certain lump-sum retirement benefits that qualify as a defined benefit. The French regulations do not require funding of this liability in advance and as a result there are no plan assets associated with this defined-benefit plan. The Company has a liability of $1.1 million and $1.5 million recorded at December 28, 2008, and December 27, 2009, respectively. The related periodic benefit expense was immaterial in all periods presented.

11. Income Taxes

              The components of earnings (loss) before taxes for the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, consist of the following (in thousands):

	2007	2008	2009
United States loss	$(37,467)	$(24,174)	$(18,444)
Rest of the world loss	(10,304)	(15,230)	(51,655)

Loss before taxes	$(47,771)	$(39,404)	$(70,099)

              The income tax benefit (provision) for the fiscal years ended December 31, 2007, December 28, 2008 and December 27, 2009 consists of the following (in thousands):

	2007	2008	2009
Current benefit (provision):
United States	$(889)	$—	$2,884
Rest of the world	(1,755)	(196)	553
Deferred benefit	9,224	5,423	10,976

Total benefit for income taxes	$6,580	$5,227	$14,413

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

11. Income Taxes (Continued)

              A reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate for the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, is as follows:

	2007	2008	2009
Income tax provision at U.S. statutory rate	34.0%	34.0%	34.0%
Change in valuation allowance	(19.8)	(22.9)	(6.8)
Non-deductible purchased in-process R&D	(11.0)	—	—
Non-taxed interest income on participating loan	6.8	1.0	0.2
Change in tax law	6.6	—	—
State and local taxes	1.7	2.2	0.1
R&D credits	—	1.3	1.0
Non-deductible interest expense	—	(1.6)	(1.4)
Additional tax on intercompany transfers	(4.0)	—	—
Impact of foreign income tax rates	(0.6)	(0.2)	(5.1)
Non-deductible expenses	—	—	(0.3)
Other	0.1	(0.5)	(1.1)

Total	13.8%	13.3%	20.6%

              Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit.

              During 2008, the Company reversed $2.9 million of previously recognized valuation allowance related to accumulated net operating losses of one of its French subsidiaries. Of the $2.9 million, $2.4 million was recorded as a reduction of goodwill as it related to valuation allowances recorded as a part of one of the Company's 2007 acquisitions. The Company has $17.4 million and $22.8 million of valuation allowance recorded at December 28, 2008, and December 27, 2009, respectively. If any amounts reverse, the reversals would be recognized in the income tax provision in the period of reversal. The Company recognized $9.3 million, $9.1 million and $4.8 million of the valuation allowance as a tax expense during the fiscal years ended December 31, 2007, December 28, 2008, and December 27, 2009, respectively.

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

11. Income Taxes (Continued)

              The components of deferred taxes for the fiscal years ended December 28, 2008 and December 27, 2009, consist of the following (in thousands):

	2008	2009
Deferred tax assets:
Net operating loss carryforwards	$17,382	$19,937
Warrant liabilities	—	21,730
Intangible assets	6,661	6,303
Transaction costs	2,071	955
Exchange rate changes	1,386	1,235
Stock options	2,603	4,072
Accruals and other provisions	6,742	7,914

Total deferred tax assets	36,845	62,146
Less: valuation allowance	(17,400)	(22,816)

Total deferred tax assets after valuation allowance	19,445	39,330
Deferred tax liabilities:
Intangible assets	(36,675)	(34,040)
Debt discount	(5,691)	(11,286)
Depreciation	(2,182)	(2,022)
Other	(913)	(149)

Total deferred tax liabilities	(45,461)	(47,497)

Total net deferred tax liabilities	$(26,016)	$(8,167)

              Net operating loss carryforwards totaling approximately $32 million and $22 million at December 27, 2009, are available to reduce future taxable earnings of the Company's consolidated U.S. subsidiaries and certain European subsidiaries, respectively. These net operating loss carryforwards include $17.9 million with no expiration date; the remaining carryforwards have expiration dates between 2010 and 2029.

              The Company has experienced historical losses; however, it has recognized a $14.4 million tax benefit in the current year. In France, the Company recognized a $3.2 million benefit as there is sufficient future taxable income from existing temporary differences to avoid the need for a valuation allowance. In the United States, the Company recognized a $2.8 million benefit related to a one-time tax law change allowing existing losses to be carried back to years in which the Company had taxable income. In The Netherlands, the Company recognized a $9.2 million benefit related to the reversal of the deferred tax liabilities related to the debt discount on the notes payable issued in 2008 and 2009.

              During 2006, the Company's French subsidiary had its 1997 through 1999 tax years settled by the taxing authorities, and additional taxes in the amount of $6.6 million were assessed and were paid during 2007. Also, the Company's French subsidiary had its 2004, 2005 and 2006 tax years audited. However, in conjunction with the acquisition of the Predecessor Companies, the Company entered into an indemnification agreement with the former shareholders of the Predecessor Companies under which the former shareholders indemnified the Company for certain damages resulting from actions of the Predecessor Companies prior to the acquisition date. As a result, the Predecessor Companies' former

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

11. Income Taxes (Continued)

shareholders are liable for any tax liabilities of the Company for tax years prior to the acquisition of the Company in 2006.

              The Company has recorded a long-term liability of approximately $1.3 million and $0.3 million at December 28, 2008, and December 27, 2009, respectively, which represents the Company's best estimate of the potential additional tax liability related to certain tax positions from unclosed tax years in certain of its subsidiaries. Because these tax years primarily relate to periods covered by the Company's indemnification agreement with the former shareholders of the Predecessor Companies, there is also a long-term receivable recorded for the majority of this amount with the portion related to the period from July 18, 2006, to December 31, 2006, recorded as additional tax expense. To the extent that the results of any future tax audits differ from the Company's estimate, changes to tax uncertainties outside the measurement period will be reported as adjustments to income tax expense.

              The total amount of net unrecognized tax benefits that, if recognized, would affect the tax rate was $2.7 million at December 27, 2009. Management believes that it is reasonably possible the total amounts of unrecognized tax benefits will decrease between zero and $0.3 million due to the resolution of certain issues resulting from the expiration of the statute of limitations in foreign jurisdictions within the 12 months subsequent to December 27, 2009. The Company files income tax returns in the U.S. federal jurisdiction and in various U.S. state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2007. There are currently no examinations in progress in any jurisdiction.

              A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at December 29, 2008	$3,240
Increase for tax positions from adoption of new standard	1,056
Increase for tax positions in prior years	—
Decrease for tax positions in prior years	(1,355)
Settlements	—
Increase for tax positions in current years	—
Foreign currency translation	47

Gross unrecognized tax benefits at December 27, 2009	$2,988

              There was no material adjustments to the balances of unrecognized tax benefits during the three quarters ended September 27, 2009, or the three quarters ended October 3, 2010.

12. Capital Stock and Earnings Per Share

              The Company had 20.9 million, 24.7 million and 29.6 million ordinary shares issued and outstanding as of December 28, 2008, Decembers 27, 2009, and October 3, 2010, respectively.

              The dividend rights of the mandatorily convertible debt and ordinary shares are identical. In addition, the shares issuable under the convertible debt agreement have been included as outstanding

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

12. Capital Stock and Earnings Per Share (Continued)

ordinary shares for the purpose of computing basic earnings per share in accordance with GAAP in all years presented.

              The Company had 2.0 million, 2.4 million, 2.8 million and 3.5 million options outstanding at December 31, 2007, December 28, 2008, December 27, 2009 and October 3, 2010, respectively. Also outstanding are 3.1 million, 6.0 million and zero warrants to purchase ordinary shares as of December 28, 2008, December 27, 2009, and October 3, 2010, respectively. All warrants were issued in 2008 and 2009 in relation to long-term debt financing agreements (see Note 8). Outstanding options and warrants representing 2.0 million, 5.5 million, 8.8 million, 9.1 million and 3.5 million shares are not included in diluted earnings per share for the fiscal years ended December 31, 2007, December 28, 2008, December 27, 2009, and the three quarters ended September 27, 2009 and the three quarters ended October 3, 2010, respectively, because the Company recorded a net loss in all periods and, therefore, including these instruments would be anti-dilutive.

13. Segment and Geographic Data

              The Company has one reportable segment, orthopaedic products, which includes the design, manufacture and marketing of reconstructive joint devices and other related products. The Company's geographic regions consist of the United States and Europe and other areas, which are referred to as International. Long-lived assets are those assets located in each region. Revenue attributed to each region are based on the location in which the products were sold.

              Revenue by geographic region are as follows (in thousands):

				Three quarters ended
	December 31, 2007	Year ended December 28, 2008	December 27, 2009	September 27, 2009	October 3, 2010
				(unaudited)
Net sales by geographic region:
United States	$71,767	$91,106	$112,588	$82,240	$94,597
France	37,300	43,206	46,331	31,990	34,126
Other International	36,302	43,058	42,543	29,911	37,390

Total	$145,369	$177,370	$201,462	$144,141	$166,113

              Net sales by product category are as follows (in thousands):

				Three quarters ended
	December 31, 2007	Year ended December 28, 2008	December 27, 2009	September 27, 2009	October 3, 2010
				(unaudited)
Net sales by product type:
Upper extremity joints and trauma	$87,724	$108,829	$125,454	$91,362	$102,577
Lower extremity joints and trauma	13,729	18,167	20,417	14,452	17,406
Sports medicine and orthobiologics	2,082	2,513	6,593	4,234	9,687
Large joints and other	41,834	47,861	48,999	34,093	36,443

Total	$145,369	$177,370	$201,462	$144,141	$166,113

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

13. Segment and Geographic Data (Continued)

              Long-lived tangible assets, including instruments and property, plant and equipment, as of December 28, 2008, December 27, 2009, and July 4, 2010 are as follows (in thousands):

	December 28, 2008	December 27, 2009	October 3, 2010
			(unaudited)
Long-lived assets:
United States	$17,881	$20,189	$20,323
France	39,320	42,383	43,668
Other International	8,705	12,954	13,820

Total	$65,906	$75,526	$77,811

14. Leases

              Future minimum rental commitments under non-cancelable operating leases in effect as of December 27, 2009, are as follows (in thousands):

2010	$3,954
2011	4,037
2012	2,584
2013	1,561
2014	1,537
Thereafter	4,485

Total	$18,158

              Total rent expense was $3.4 million and $3.7 million for the years ended December 28, 2008, and December 27, 2009, respectively.

              Future lease payments under capital leases are as follows (in thousands):

2010	$494
2011	455
2012	450
2013	215
2014	26
Thereafter	—

Total minimum lease payments	1,640
Less amount representing interest	(157)

Present value of minimum lease payments	1,483
Current portion	(423)

Long-term portion	$1,060

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

14. Leases (Continued)

              Fixed assets that are recorded as capital lease assets consist of machinery and equipment, and have a carrying value of $1.5 million ($1.7 million gross value, less $0.2 million accumulated depreciation) at December 28, 2008, $1.8 million ($2.2 million gross value, less $0.4 million accumulated depreciation) at December 27, 2009. Amortization of capital lease assets is included in depreciation expense in the consolidated financial statements.

15. Indemnification Receivable

              In conjunction with the acquisition of the Predecessor Companies, the Company entered into an indemnification agreement with the former shareholders of the Predecessor Companies, under which the former shareholders are required to indemnify the Company for damages resulting from certain contingent liabilities that may have existed at the time of the acquisition of the Predecessor Companies. The Company has also recorded a long-term receivable of $1.3 million and $0.2 million as of December 28, 2008, and December 27, 2009, respectively. There are also related liabilities recorded as long-term liabilities in the consolidated balance sheets as discussed further in Note 11.

16. Non-Controlling Interests

              The Company currently markets the Piton Knotless Anchor, or Piton, an arthroscopic technology for rotator cuff repair. The Piton Knotless Anchor was based on technology developed by Sapphire Medical, Inc., or Sapphire. In April 2007, C2M acquired all the assets related to the Piton technology from Sapphire. C2M was a company founded and owned by certain current shareholders of the Company. The Company had no equity ownership interest in C2M.

              Under the terms of the purchase agreement between C2M and Sapphire, C2M paid Sapphire $7.5 million upon execution of the transaction. C2M also agreed to pay Sapphire a $5 million milestone payment upon completion of 75 surgeries using the Piton and a separate $7.5 million milestone payment once the Piton was commercially launched to the sales force. These milestones were paid by C2M during 2008. Additionally, C2M agreed to pay Sapphire an earnout equal to 25% of Piton sales for the first three years after launch.

              In January of 2008, the Company began negotiating a licensing agreement with C2M for use of its Piton technology to launch as an anchor product in the Company's newly developed sports medicine product portfolio. In June of 2008, the Company executed an exclusive worldwide license agreement with C2M for use of the Piton technology. The terms of the agreement called for the Company to assume the remaining obligation of C2M under their purchase agreement with Sapphire related to future earnout payments equal to 25% of Piton sales for the three-year period after product launch. C2M had the right to terminate the license agreement at any time after 18 months from the execution of the license. The terms of the license also included an option purchase agreement (the "Option Agreement") that allowed the Company to purchase 100% of the common stock of C2M once cumulative Piton sales reach $5 million or C2M terminates the license (the "Call Option"). Additionally, the license included a clause, whereby C2M could require the Company to purchase 100% of C2M's common stock if sales of the Piton anchor products exceed $5 million (the "Put Option"). Under both the Call Option and the Put Option, the purchase price of C2M would be equal to the paid-in capital of C2M and is required to be paid in the Company's ordinary shares. The paid-in capital of C2M as of both December 2008 and 2009 was approximately $23.2 million, which consisted of the

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

16. Non-Controlling Interests (Continued)

purchase price paid to Sapphire for the Piton technology, including milestones paid, and an additional amount of capital to fund development activities.

              The Company determined that C2M was a variable interest entity ("VIE") as of June 2008. The Option Agreement allows for Tornier to purchase C2M at a fixed price regardless of the actual performance of the Piton products. As a result, C2M does not have the right to receive expected residual returns that would instead be enjoyed by the Company. The Company is considered the primary beneficiary of C2M because it has the obligation to absorb the majority of the expected losses and the right to absorb the majority of the expected returns. As a result, the Company is required to consolidate C2M. This conclusion was reached due to the existence of the Put Option and Call Option to acquire C2M at a price that was fixed upon entry into the license agreement. Accordingly, the financial position and results of operations of C2M have been included in the consolidated financial statements from the date of execution of the license agreement. The liabilities recognized as a result of consolidating C2M consist primarily of the fair value of the obligations C2M had under its purchase agreement with Sapphire. As of December 28, 2008, December 29, 2009, and October 3, 2010 the only material liability recognized relates to the estimated remaining earnout payments due under the original Sapphire purchase agreement. The Company is required to make these earnout payments on behalf of C2M in accordance with the license agreement. The assets of C2M consist of only cash used to fund ongoing operations and the Piton technology intangible asset.

              Pursuant to authoritative guidance, the equity interests in C2M not owned by the Company were reported as non-controlling interests on the consolidated balance sheet of the Company. Losses incurred by C2M were charged to the Company and to the non-controlling interest holders based on their ownership percentage. Prior to the acquisition of the non-controlling interest by the Company, the non-controlling interest holders held 100% of the equity interests in C2M, and, therefore, none of the results of operations were allocated to the Company. Therefore the non-controlling interest was accounted for on the consolidated financial statements as a contingently redeemable non-controlling interest that was initially recorded at fair value and classified as mezzanine equity.

              However, pursuant to authoritative guidance, if the fair value of the contingently redeemable non-controlling interest is less than the current redemption value, and it is probable that the contingency related to the put option will be met, then the carrying value of the contingently redeemable non-controlling interest must be adjusted to its redemption value through a charge directly to equity. The Company has recognized $3.8 million, $1.1 million, $1.1 million and $0.7 million in accretion charges in 2008, 2009, the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively, to reflect the contingently redeemable non-controlling interest at its current redemption value as it is probable the $5 million sales contingency included in the put option will be met.

              In accordance with authoritative guidance, the Company recorded the identifiable assets, liabilities and non-controlling interests in the VIE at their fair value upon initial consolidation. The C2M entity did not constitute a business at the time of consolidation and as a result the consolidation of C2M's related assets and liabilities were accounted for as the acquisition of an asset in accordance with applicable authoritative guidance. The primary asset consolidated consisted of the developed technology intangible asset underlying our Piton products. The fair value of this intangible asset was determined as of the date of consolidation based on the Company's consideration of a valuation

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

16. Non-Controlling Interests (Continued)

performed using a discounted cash flow assessment together with consideration of historical transactions. The Company recognized $1.2 million, $1.1 million, $1.1 million and $0.7 million in net losses in 2008, 2009, the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, respectively, as a result of the consolidation of C2M. These net losses consist primarily of intangible asset amortization and, as such, the results of consolidation of C2M did not have a significant impact on the consolidated cash flows of the Company. Total assets and liabilities of C2M are as follows (in thousands):

	December 28, 2008	December 27, 2009	October 3, 2010
			(unaudited)
Current assets	$812	$697	$—
Intangible asset, net	22,169	20,236	18,878
Deferred tax asset	415	621	—
Current liabilities	57	16	—
Contingent liabilities	3,900	3,167	2,167
Non-controlling interests	23,200	23,259	—

              The intangible asset, net consists of developed technology. In the first quarter of 2010, the Company exercised its option to acquire the outstanding shares of C2M in exchange for Tornier ordinary shares. The transaction represents the acquisition of a non-controlling interest and as a result was accounted for as an equity transaction in accordance with ASC 810-10. Upon exercise of the purchase option, a non-controlling interest in C2M no longer existed. The balance of the non-controlling interest was eliminated and the fair value of the shares issued in the acquisition, $23.2 million, was recorded as a component of shareholders' equity.

17. Certain Relationships and Related-Party Transactions

              During 2009, the Company issued 185,697 shares pursuant to an agreement with a current shareholder based on the performance of an entity acquired in 2007 (see Note 9).

              The Company leases approximately 55,000 square feet of manufacturing facilities and approximately 52,000 square feet of office space located in Grenoble, France, from a shareholder and current member of the Board of Directors. Annual lease payments to the member of the Board of Directors amounted to $1.3 million, $1.6 million and $1.3 million during the years ended December 31, 2007, December 28, 2008, and December 27, 2009, respectively.

              During 2008, the Company formed a real estate holding company (SCI Calyx) together with a shareholder and current member of the Board of Directors. SCI Calyx is owned 51% by the Company and 49% by the shareholder and member of the Board of Directors. SCI Calyx was initially capitalized by a contribution of capital of €10,000 funded 51% by the Company and 49% by the shareholder and member of the Board of Directors. SCI Calyx then acquired a combined manufacturing and office facility in Grenoble, France, for approximately $6.1 million. This real estate purchase was funded through mortgage borrowings of $4.1 million and $2.0 million cash borrowed from the two current shareholders of SCI Calyx. As of December 27, 2009, SCI Calyx had related-party debt outstanding to the shareholder and member of the Board of Directors of $1.0 million. The SCI Calyx entity is

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

17. Certain Relationships and Related-Party Transactions (Continued)

consolidated by Tornier, and the related real estate and liabilities are included in the consolidated balance sheets.

              A current member of the Board of Directors and shareholder is also party to a consulting agreement with the Company to provide various consulting services to the Company's management. Amounts owed to this member of the Board of Directors under this agreement were $0.7 million and $1.1 million for the years ended December 28, 2008, and December 27, 2009, respectively.

18. Other Non-Operating Expense

              During the year ended December 31, 2007, the Company recognized $2.0 million of non-operating expense related to value-added tax expenses incurred, associated with the transfer of certain acquisition-related expenses between legal entities to obtain future income tax deductibility.

              During the year ended December 28, 2008, the Company recognized $1.4 million of non-operating expense related to the disposal of certain non-operating assets acquired in its Axya acquisition.

              During the year ended December 27, 2009, the Company recognized approximately $28.0 million of loss related to fair value adjustments of the warrant liability.

              During the three quarters ended September 27, 2009, and the three quarters ended October 3, 2010, the Company recognized approximately $0.5 million of non-operating expense and $0.2 million, respectively, of non-operating gain related to the fair value adjustments of the warrant liability.

19. Special Charges

              During the year ended December 27, 2009, the Company consolidated its U.S. operations and closed quality and regulatory sales and marketing functions in San Diego, California and manufacturing operations in Beverly, Massachusetts. Additionally, the Company opened sales offices in Scandinavia and the United Kingdom in 2009. The Company incurred $1.9 million in costs related to the consolidation and launching of the sales sites. The operating costs for Scandinavia and the United Kingdom are included in sales and marketing expense. Included in the $1.9 million of special charges are expenses incurred related to severance, lease termination, and moving costs related to consolidation of the Company's U.S. operations, as well as expenses for travel, consulting and legal costs incurred to launch the sales sites. All expenses were paid in 2009.

              During the three quarters ended October 3, 2010, the Company recorded $0.3 million in special charges related to commissions paid in the United Kingdom related to the termination of the relationship with a former distributor and expenses related to the Company's consolidation of its U.S. operations.

20. Litigation

              On October 25, 2007, two of our former distributors filed a complaint in the U.S. District Court for the Southern District of Illinois, alleging that we had breached their agency agreements and committed fraudulent and negligent misrepresentations. The plaintiffs, Garry Boyd of Boyd Medical, Inc., and Charles Wetherill of Addison Medical, Inc. claimed that we had intentionally set

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

20. Litigation (Continued)

their 2007 quotas too high, in hopes that Boyd and Wetherill would not meet the quotas so that we could terminate them for cause and install another distributor in their territories. The complaint also included allegations that we had falsely suggested to the plaintiffs that if they dropped all other product lines, we would fill the void with new product lines. The jury rendered a verdict on July 31, 2009, awarding the plaintiffs a total of $2.6 million in actual damages and $4 million in punitive damages. While the court struck the award of punitive damages on March 31, 2010, it denied our motion to set aside the verdict or order a new trial. We have filed a notice of appeal with the U.S. Court of Appeals for the Seventh Circuit in respect of the remaining actual damages.

              The Company has considered the facts of the case and related case law and, based on this information, we believe that the verdict rendered on July 31, 2009 was inappropriate given the related facts and supporting legal arguments. The Company has been successful in striking the jury awarded punitive damages through a motion filed with the original court. The Company has filed a notice of appeal with the U.S. Court of Appeals for the Seventh Circuit in respect of the remaining actual damages. The Company has considered the progress of the case, the views of legal counsel and the facts and arguments presented at the original jury trial and the fact that the Company intends to vigorously defend its position through the appellate courts in assessing the probability of a loss occurring for this matter. The Company believes it must assess the probability of the incurrence of a loss, and the ability to reasonably estimate such loss, based on the possible outcomes of the entire legal process including the appeals process. The Company believes its legal appeal is strong and that the range of possible outcomes is between zero and $6.6 million. After assessing all relevant information, the Company does not believe there to be a reasonably estimable loss within the range of possible outcomes that is probable of occurring. As a result, the Company has not recorded an accrual for any loss related to this issue. The Company has determined that a loss is reasonably possible, and management estimates the range of loss to be between zero and $6.6 million, the amount of the initial jury verdict. The Company believes it has a strong defense against these claims and is vigorously contesting these allegations. As of December 27, 2009 and October 3, 2010, no accrual was recorded relating to this case.

              In addition to the item noted above, the Company is subject to various other legal proceedings, product liability claims and other matters which arise in the ordinary course of business. In the opinion of management, the amount of liability, if any, with respect to these matters, will not materially affect the Company's consolidated results of operations or financial position.

21. Subsequent Events (Unaudited)

              In May 2010 we completed agreements with 100% of the warrant holders that acquired warrants under the February 2008 and April 2009 note payable and warrant issuances discussed in Note 8. Each warrant holder agreed to exchange their warrants under the February 2008 and April 2009 agreements in exchange for ordinary shares of the Company at an exchange ratio of 0.6133 and 0.6410 respectively. This transaction effectively settled the warrant liability of $85.1 million included in the consolidated balance sheet at April 4, 2010.

              The Company was party to a consulting agreement with Mr. Tornier, pursuant to which, in exchange for his services to the Company as a consultant, his services as a member of the Board of Directors, he is entitled to receive a consulting fee of €16,000 per month. Pursuant to the agreement,

TORNIER B.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(unaudited with respect to the three quarters ended September 27, 2009 and October 3, 2010)

21. Subsequent Events (Unaudited) (Continued)

Mr. Tornier advised the Company and its executive officers with respect to investments, new opportunities for Company growth and general business matters. The agreement, which had a specified term of one year, was subject to automatic renewal for one-year terms unless either party provides three months' advance notice of their desire not to renew and contained covenants intended to protect against the disclosure of confidential information during and following the term of the agreement. On June 4, 2010, the Company issued 43,633 ordinary shares to KCH Stockholm, a Swedish entity which is wholly owned by Mr. Tornier, to settle the full amount due under the agreement of approximately €0.7 million. Mr. Tornier's consulting agreement was terminated effective as of March 31, 2010.

              On July 7, 2010, the Company submitted its opening brief to the United States Court of Appeals for the Seventh Circuit related to the litigation mentioned in Note 20. The Plaintiffs filed their opening briefs during August 2010. The consolidated appeal has been argued before the U.S. Court of Appeals for the Seventh Circuit. The Company expects a decision in the first half of 2011.

22. Reverse Stock Split

              The Company intends to execute a 3-to-1 reverse stock split of the Company's ordinary shares to be effected on or prior to the effective date of the Company's registration statement for its initial public offering. The consolidated financial statements as of December 28, 2008, December 27, 2009 and October 3, 2010 and for the years ended December 31, 2007, December 28, 2008 and December 27, 2009 and the three quarters ended October 3, 2010 give retroactive effect to the reverse stock split.

              Until                        , 2011 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

              The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Tornier B.V. in connection with the sale of ordinary shares being registered. All amounts shown are estimates, except the SEC registration fee, the FINRA filing fee and the NASDAQ application fee.

Item	Amount to be paid
SEC Registration Fee	$15,350
FINRA Filing Fee	$21,632
NASDAQ Fee	$25,000
Blue Sky Fees and Expenses	$20,000
Legal Fees and Expenses	$3,241,000
Accounting Fees and Expenses	$1,564,000
Printing Expenses	$711,000
Transfer Agent and Registrar Fees	$30,000
Directors' and Officers' Liability Insurance Premium	$225,000
Miscellaneous	$70,018
Total	$5,923,000

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

              Under Dutch law, indemnification provisions may be included in the articles of association and accordingly our amended articles of association that will be in effect upon the completion of this offering provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner that reasonably could be believed to be in or not opposed to our best interests. In addition, upon completion of this offering, we expect to enter into indemnification agreements with our directors and officers.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

              During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. The proceeds from each transaction were used for general business purposes.

 Options to Purchase Ordinary Shares

Date of grant	Grantee	Amount	Price
4/10/2007-10/1/2007	Certain employees	89,916	$13.89
10/12/2007	Certain non-employees	16,666	$18.00
10/17/2007	Certain employees	8,333	€12.75
12/28/2007	Certain employees	21,333	$18.00
12/28/2007	Mark Lazarus	5,000	$18.00
4/24/2008-8/1/2009	Certain employees	1,001,583	$16.98
12/8/2008	Richard F. Wallman	50,000	$16.98
1/7/2009-5/1/2009	Certain non-employees	58,833	$16.98
6/3/2010	Kevin O'Boyle	50,000	$22.50
6/3/2010-6/21/2010	Certain employees	707,130	$22.50
6/3/2010	Certain non-employees	8,333	$22.50
10/28/2010	Certain employees	135,333	$22.50
12/16/2010	Certain employees	95,833	$22.50

Debt Financing (Warrants)

Date of sale or issuance	Purchaser	Number of warrants		Loan amount	Exercise price
2/29/2008	Robert Anderson	6,892	(1)	€77,000	$16.98
2/29/2008	Ralph E. Barisano, Jr.	2,327	(1)	€26,000	$16.98
2/29/2008	Diane Doty	14,860	(1)	€166,000	$16.98
2/29/2008	James C. Harber	1,700	(1)	€19,000	$16.98
2/29/2008	Jean-Marc Idier	895	(1)	€10,000	$16.98
2/29/2008	KCH Stockholm AB	313,309	(1)	€3,500,000	$16.98
2/29/2008	Douglas W. Kohrs	50,308	(1)	€562,000	$16.98
2/29/2008	James E. Kwan	626	(1)	€7,000	$16.98
2/29/2008	Rod Mayer	14,860	(1)	€166,000	$16.98
2/29/2008	Jamal D. Rushdy	2,327	(1)	€26,000	$16.98
2/29/2008	Split Rock Partners, LP	103,750	(1)	€1,159,000	$16.98
2/29/2008	Vertical Fund I, L.P.	282,247	(1)	€3,153,000	$16.98
2/29/2008	Vertical Fund II, L.P.	83,161	(1)	€929,000	$16.98
2/29/2008	Warburg Pincus (Bermuda) Private Equity IX, L.P.	2,211,072	(1)	€24,700,000	$16.98
4/3/2009	Ralph E. Barisano, Jr.	3,577	(2)	€45,000	$16.98
4/3/2009	Diane Doty	1,431	(2)	€18,000	$16.98
4/3/2009	Stéphan Epinette	2,385	(2)	€30,000	$16.98
4/3/2009	KCH Stockholm AB	190,812	(2)	€2,400,000	$16.98
4/3/2009	Douglas W. Kohrs	20,512	(2)	€258,000	$16.98
4/3/2009	Medtronic Bakken Research Center B.V.	1,470,848	(2)	€18,500,000	$16.98
4/3/2009	Kevin Ohashi	4,372	(2)	€55,000	$16.98
4/3/2009	PJC Capital LLC	264,752	(2)	€3,330,000	$16.98
4/3/2009	PJC Merchant Banking Partners I, LLC	29,417	(2)	€370,000	$16.98
4/3/2009	Split Rock Partners, LP	42,137	(2)	€530,000	$16.98
4/3/2009	Amy and Richard F. Wallman	20,671	(2)	€260,000	$16.98
4/3/2009	Warburg Pincus (Bermuda) Private Equity IX, L.P.	890,777	(2)	€11,204,000	$16.98

(1)
Represents warrants issued on February 29, 2008 as consideration for a loan to the Company in the amount specified above pursuant to the Warrant Agreement, dated February 29, 2008 by and among the Company, Warburg Pincus, Vertical Fund I, L.P., Vertical Fund II, L.P., Mr. Douglas W. Kohrs, Split Rock Partners, LP ("Split Rock"), KCH Stockholm AB ("KCH"),

Rod Mayer, Diane Doty, Robert Anderson, Ralph Barisano, Jamal Rushdy, James C. Harber, Jean-Marc Idier and James Kwan.

(2)
Represents warrants issued on April 3, 2009 as consideration for a loan to the Company in the amount specified above pursuant to the Warrant Agreement, dated April 3, 2009 by and among the Company, Medtronic Bakken Research Center B.V., Warburg Pincus, PJC Capital LLC, PJC Merchant Banking Partners I, LLC, KCH, Split Rock, Amy and Richard F. Wallman, Douglas W. Kohrs, Kevin Ohashi, Ralph E. Barisano Jr., Stéphan Epinette and Diane Doty.

Ordinary Shares

Date of sale or issuance	Purchaser	Number of shares		Price per share	Price total
9/24/2007	TMG Partners II LLC	46,780		€10.6884	€500,000
11/22/2007	Vertical Fund I, L.P.	11,959		€10.6884	€127,819
11/22/2007	Vertical Fund II, L.P.	18,041		€10.6884	€192,833
12/13/2007	TMG Partners II LLC	49,397		€10.6884	€527,971
1/16/2008	TMG Partners II LLC	14,034		€10.6884	€150,001
8/25/2008	DVO TH, LLC	303,402		$16.98	$5,151,766
10/27/2008	TMG Partners III LLC	212,293		$16.98	$3,604,729
9/10/2009	TMG Partners III LLC	105,593		$16.98	$1,792,969
9/10/2009	DVO TH, LLC	56,146		$16.98	$953,353
9/11/2009	Phil Invest ApS	467,464		€10.6884	€4,996,439
10/1/2009	KCH Stockholm AB	2,941,498	(1)	€10.0629	€29,600,000
10/1/2009	KCH Stockholm AB	185,698		€0.03	€5,571
3/26/2010	Richard F. Wallman	13,333	(2)(5)	$22.5	$300,000
3/26/2010	Fred Dinger	5,892	(2)(6)	$22.5	$132,570
3/26/2010	Douglas W. Kohrs	15,467		$22.5	$348,000
3/26/2010	TMG Holdings Coöperatief U.A.	504,876		$22.5	$11,359,718
3/26/2010	Vertical Fund I, L.P.	400,115		$22.5	$9,002,580
3/26/2010	Vertical Fund II, L.P.	104,761		$22.5	$2,357,130
5/25/2010	Douglas W. Kohrs	44,002	(3)	N/A	N/A
5/25/2010	Ralph E. Barisano, Jr.	3,720	(2)(3)	N/A	N/A
5/25/2010	Stéphan Epinette	1,529	(2)(3)	N/A	N/A
5/25/2010	Jamal D. Rushdy	1,427	(2)(3)	N/A	N/A
5/25/2010	James C. Harber	1,043	(2)(3)	N/A	N/A
5/25/2010	James E. Kwan	384	(2)(3)	N/A	N/A
5/25/2010	Amy and Richard F. Wallman	13,250	(2)(3)	N/A	N/A
5/25/2010	Vertical Fund I, L.P. and Vertical Fund II, L.P.	224,105	(3)	N/A	N/A
5/25/2010	Warburg Pincus (Bermuda) Private Equity IX, L.P.	1,927,038	(3)	N/A	N/A
5/25/2010	Medtronic Bakken Research Center B.V.	942,813	(3)	N/A	N/A
5/25/2010	KCH Stockholm AB	314,463	(3)	N/A	N/A
5/25/2010	Jean-Marc Idier	549	(2)(3)	N/A	N/A
5/25/2010	Split Rock Partners, LP	90,640	(3)	N/A	N/A
5/25/2010	Rod Mayer	9,113	(2)(3)	N/A	N/A
5/25/2010	Diane Doty	10,030	(2)(3)	N/A	N/A
5/25/2010	Robert Anderson	4,227	(2)(3)	N/A	N/A
5/25/2010	Kevin Ohashi	2,803	(2)(3)	N/A	N/A
5/25/2010	PJC Capital LLC	169,706	(2)(3)	N/A	N/A
5/25/2010	PJC Merchant Banking Partners I, LLC	18,856	(2)(3)	N/A	N/A
5/25/2010	Richard F. Wallman	15,625	(2)(7)
6/4/2010	KCH Stockholm AB	43,633	(4)	N/A	N/A

(1)
Issued as part of a debt to equity conversion.

(2)
Purchased on behalf of the indicated person by Stichting Administratiekantoor Tornier ("STAK"). STAK was established as a foundation under Dutch law to allow the Company's option holders to exercise their options without obtaining legal title in any of the Company's ordinary shares. Upon exercise of an option, warrant, or other issuance of shares, STAK acquires the respective ordinary shares in exchange for depository receipts issued to the option, warrant, or other instrument holder, who is entitled only to the economic benefits in Tornier's shares.

(3)
Represents ordinary shares of the Company issued in exchange for warrants originally issued under the February 29, 2008 and April 3, 2009 warrant agreements at an exchange ratio of 0.6133 for warrants issued February 29, 2008 and 0.6410 for warrants issued April 3, 2009.

(4)
Issued to KCH as an assignment of fees owed to Mr. Tornier in the amount of $981,751, pursuant to the termination of his consulting agreement. Mr. Tornier assigned fees owed by Tornier to KCH, which elected to receive them in the form of 43,633 of our ordinary shares.

(5)
Represents ordinary shares of the Company purchased directly from the Company.

(6)
Represents ordinary shares of the Company issued in exchange for shares of C2M Medical, Inc. as a part of the Company's acquisition of C2M Medical, Inc. on March 26, 2010.

(7)
Represents ordinary shares of the Company issued upon exercise of a stock option.

Exercise of Options to Purchase Ordinary Shares

              All options to purchase ordinary shares indicated below were exercised by STAK on behalf of the indicated option holder.

Date	Option holder	Shares issued	Strike price	Exercise amount
4/17/2008	Mike Kaufman	3,125	$13.39	$41,848
7/9/2008	Jim Hook	4,333	$13.39	$58,025
8/12/2008	Keith Boudreau	400	$13.89	$5,556
9/5/2008	Joshua Kitzerow	208	$13.89	$2,889
10/15/2008	Sarah Fisbeck	666	$13.39	$8,919
5/20/2009	Greg Sherburn	9,375	$13.39	$125,544
5/14/2009	Sarah Hook	468	$13.39	$6,267
7/27/2009	Jordan Myers	261	$13.89	$3,625
3/26/2010	Tanya Fernandez Brice	729	$18.00	$13,122
3/26/2010	Michael N. Campbell	625	$13.89	$8,681
3/26/2010	Rexford Carrow	5,416	$13.39	$72,528
3/26/2010	Jason Kirsch	1,875	$13.39	$25,109
3/26/2010	Elaine Mattheus	2,031	$13.39	$27,198
3/26/2010	Leo Reubelt	833	$13.89	$11,570
3/26/2010	David Vancellette	1,720	$13.89	$23,891
3/26/2010	John Yannone	1,440	$13.89	$20,002
3/29/2010	Michael Phipps	625	$13.89	$8,681
3/29/2010	Peter Verrillo	2,083	$13.89	$28,933
5/25/2010	Richard F. Wallman	15,625	$16.98	$265,313
12/29/2010	Thomas L. Meyer	666	$13.39	$8,919
12/29/2010	Thomas L. Meyer	312	$16.98	$5,298

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

Exhibit number	Description of document
1.1	Form of Underwriting Agreement.(3)

Exhibit number	Description of document
3.1	Articles of Association of the Registrant, as currently in effect.(2)
3.2	Form of Amended Articles of Association of the Registrant, as effective upon the completion of this offering.(2)
4.1	Registrant's Specimen Certificate for Ordinary Shares.(3)
4.2	Registration Rights Agreement, dated July 16, 2010, by and among the investors on Schedule I thereto, the persons listed on Schedule II thereto and Tornier B.V.(3)
5.1	Form of Opinion of Stibbe N.V. regarding the validity of the ordinary shares being registered.(2)
10.1	Employment Agreement, dated July 18, 2006, by and between Tornier, Inc. and Douglas W. Kohrs, as amended on August 26, 2010.(3)
10.2	Employment Agreement, dated June 21, 2010, by and between Tornier, Inc. and Carmen L. Diersen.(3)
10.3	Employment Agreement, dated February 5, 2007, by and between Tornier, Inc. and Michael Doty.(3)
10.4	Employment Agreement, dated April 28, 2008, by and between Tornier, Inc. and Andrew Joiner.(3)
10.5	Employment Agreement, dated August 29, 2008, by and between Tornier, SAS and Stéphan Epinette.(3)
10.6	Employment Agreement, dated September 13, 2010, by and between Tornier, Inc. and Kevin Klemz.(3)
10.7	Separation Agreement, dated February 19, 2010, by and between Tornier, Inc. and Michael Doty.(3)
10.8	Letter Agreement, dated December 8, 2008, by and between Tornier B.V. and Richard Wallman.(3)
10.9	Tornier N.V. Amended and Restated Stock Option Plan.(3)
10.10	Form of Option Agreement under the Tornier N.V. Stock Option Plan for Directors and Officers.(3)
10.11	Retraite Supplémentaire maintained by Tornier SAS.(3)
10.12	Asset Purchase Agreement, dated March 5, 2007, by and between DVO Acquisition, Inc. and Tornier B.V.(3)
10.13	Merger Agreement, dated January 22, 2007, by and among Nexa Orthopedics, Inc., Tornier US Holdings, Inc. and Nexa Acquisition, Inc.(3)
10.14	Agreement and Plan of Merger, dated February 27, 2007, by and among Tornier US Holdings, Inc., Axya Acquisition II, Inc. and Axya Holdings, Inc.(3)
10.15
Contribution Agreement, dated March 26, 2010, by and between Tornier B.V., Vertical Fund I, L.P., Vertical Fund II, L.P., TMG Holdings Coöperatief U.A., Stichting Administratiekantoor Tornier, Fred B. Dinger III and Douglas W. Kohrs.(3)
10.16	Warrant Agreement, dated February 29, 2008, by and among Tornier B.V. and the former warrantholders party thereto.(3)
10.17	EUR 34,500,000 Loan Note Instrument, dated February 29, 2008, issued by Tornier B.V. in favor of the lenders thereto.(3)

Exhibit number	Description of document
10.18	Warrant Agreement, dated April 3, 2009, by and among Tornier B.V. and the former warrantholders party thereto.(3)
10.19	EUR 37,000,000 Loan Note Instrument, dated April 3, 2009, issued by Tornier B.V. in favor of the lenders thereto.(3)
10.20	Warrant Exchange Agreement (2008), dated May 25, 2010, by and among Tornier B.V. and the former warrantholders party thereto.(3)
10.21	Warrant Exchange Agreement (2009), dated May 25, 2010, by and among Tornier B.V. and the former warrantholders party thereto.(3)
10.22	Commercial leases (two), dated May 30, 2006, by and between Alain Tornier and Colette Tornier and Tornier SAS.(3)
10.23	Commercial lease, dated December 29, 2007, by and between Animus SCI and Tornier SAS.(3)
10.24	Commercial lease, dated February 6, 2008, by and between Balux SCI and Tornier SAS.(3)
10.25	Commercial lease, dated December 29, 2007, by and between Cymaise SCI and Tornier SAS.(3)
10.26	Commercial lease, dated September 3, 2008, by and between SCI Calyx and Tornier SAS.(3)
10.27	Commercial lease, dated December 23, 2008, by and between Seamus Geaney and Tornier Orthopedics Ireland Limited.(3)
10.28
Securityholders' Agreement, dated July 18, 2006, by and among the parties listed on Schedule I thereto, KCH Stockholm AB, Alain Tornier, Warburg Pincus (Bermuda) Private Equity IX, L.P., TMG B.V. (predecessor to Tornier B.V.).(3)
10.29	Joinder Agreement, dated March 30, 2007, by and between Tornier B.V. and DVO—Extremity Solutions, LLC.(3)
10.30	Joinder Agreement, dated September 24, 2007, by and between Tornier B.V. and TMG Partners II LLC.(3)
10.31	Joinder Agreement, dated October 27, 2008, by and between Tornier B.V. and TMG Partners III LLC.(3)
10.32	Joinder Agreement, dated May 11, 2009, by and between Tornier B.V. and Split Rock Partners, L.P.(3)
10.33	Joinder Agreement, dated April 2008, by and between Tornier B.V. and Stichting Administratiekantoor Tornier.(3)
10.34	Joinder Agreement, dated May 25, 2010, by and between Tornier B.V. and Medtronic Bakken Research Center B.V.(3)
10.35	Quality Assurance Agreement, dated April 1, 1998, by and between CeramTec AG and Tornier SA.(3)
10.36	By-Laws of SCI Calyx.(3)
10.37	Amendment to the Securityholders' Agreement, dated August 27, 2010, by and among the securityholders on Schedule I thereto and Tornier B.V.(3)
10.38	Subscription Agreement, dated July 18, 2006, by and between TMG B.V. and KCH Stockholm AB.(3)
10.39	Conversion Notice, dated October 1, 2009, by Tornier B.V. addressed to KCH Stockholm AB.(3)

Exhibit number	Description of document
10.40	Form of Indemnification Agreement.(3)
10.41	Tornier N.V. 2010 Stock Incentive Plan.(3)
10.42	Tornier N.V. 2010 Employee Stock Purchase Plan.(3)
21.1	Subsidiaries of the Registrant.(3)
23.1	Consent of Ernst & Young LLP, an Independent Registered Public Accounting Firm.(2)
23.2	Consent of Stibbe N.V. (included in Exhibit 5.1).(2)
24.1	Powers of Attorney.(3)
99.1	Consent of Millennium Research Group.(3)

(1)
To be filed by amendment.

(2)
Filed herewith.

(3)
Previously filed.

(b)         Financial Statement Schedules

              The consolidated financial statement schedule (Schedule II) of the Company and its subsidiaries has been submitted as a separate section of this report following the signature page. All other schedules for which provision is made in the applicable accounting regulation of the U.S. Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17.    UNDERTAKINGS.

              The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

              (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

              (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 10 to its registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Edina, MN, on January 21, 2011.

TORNIER B.V.
By:	/s/ DOUGLAS W. KOHRS Name: Douglas W. Kohrs Title: President and Chief Executive Officer

              Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DOUGLAS W. KOHRS Name: Douglas W. Kohrs	President, Chief Executive Officer and Director (principal executive officer)	January 21, 2011
** Name: Carmen L. Diersen	Global Chief Financial Officer (principal financial and accounting officer)	January 21, 2011
* Name: Sean D. Carney	Director	January 21, 2011
* Name: Richard B. Emmitt	Director	January 21, 2011
* Name: Kevin C. O'Boyle	Director	January 21, 2011
* Name: Alain Tornier	Director	January 21, 2011
*** Name: Pascal E.R. Girin	Director	January 21, 2011

Signature	Title	Date

* Name: Richard F. Wallman	Director	January 21, 2011
* Name: Elizabeth H. Weatherman	Director	January 21, 2011

*	/s/	By Douglas W. Kohrs, authorized under a Power of Attorney filed with Form S-1 (File No. 333-167370), filed with the Securities and Exchange Commission on June 8, 2010.
**	/s/	By Douglas W. Kohrs, authorized under a Power of Attorney filed with Form S-1/A (File No. 333-167370), filed with the Securities and Exchange Commission on July 15, 2010.
***	/s/	By Douglas W. Kohrs, authorized under a Power of Attorney filed with Form S-1/A (File No. 333-167370), filed with the Securities and Exchange Commission on January 7, 2011.

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

              Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Tornier B.V. has signed this registration statement or amendment thereto in Edina, MN on January 21, 2011.

Authorized Representative
By:	/s/ DOUGLAS W. KOHRS Name: Douglas W. Kohrs Title: President and Chief Executive Officer

 SCHEDULE II—Valuation and Qualifying Accounts
Tornier B.V. and Subsidiaries

		Additions	Deductions
Description	Balance at beginning of period	Charged to costs & expenses	Describe(a)	Describe(b)	Balance at end of period
DEDUCTED FROM ASSET ACCOUNTS
Allowance for Doubtful Accounts (in millions):
Year ended December 27, 2009	$(2,169)	$(601)	$153	$(50)	$(2,667)

Year ended December 28, 2008	$(1,879)	$(434)	$119	$25	$(2,169)

Year ended December 31, 2007	$(609)	$(1,224)	$10	$(56)	$(1,879)

(a)
Uncollectible amounts written off, net of recoveries.

(b)
Effect of changes in foreign exchange rates.

TORNIER B.V.

EXHIBIT INDEX

Exhibit number	Description of document
1.1	Form of Underwriting Agreement.(3)
3.1	Articles of Association of the Registrant, as currently in effect.(2)
3.2	Form of Amended Articles of Association of the Registrant, as effective upon the completion of this offering.(2)
4.1	Registrant's Specimen Certificate for Ordinary Shares.(3)
4.2	Registration Rights Agreement, dated July 16, 2010, by and among the investors on Schedule I thereto, the persons listed on Schedule II thereto and Tornier B.V.(3)
5.1	Form of Opinion of Stibbe N.V. regarding the validity of the ordinary shares being registered.(2)
10.1	Employment Agreement, dated July 18, 2006, by and between Tornier, Inc. and Douglas W. Kohrs, as amended on August 26, 2010.(3)
10.2	Employment Agreement, dated June 21, 2010, by and between Tornier, Inc. and Carmen L. Diersen.(3)
10.3	Employment Agreement, dated February 5, 2007, by and between Tornier, Inc. and Michael Doty.(3)
10.4	Employment Agreement, dated April 28, 2008, by and between Tornier, Inc. and Andrew Joiner.(3)
10.5	Employment Agreement, dated August 29, 2008, by and between Tornier, SAS and Stéphan Epinette.(3)
10.6	Employment Agreement, dated September 13, 2010, by and between Tornier, Inc. and Kevin Klemz.(3)
10.7	Separation Agreement, dated February 19, 2010, by and between Tornier, Inc. and Michael Doty.(3)
10.8	Letter Agreement, dated December 8, 2008, by and between Tornier B.V. and Richard Wallman.(3)
10.9	Tornier N.V. Amended and Restated Stock Option Plan.(3)
10.10	Form of Option Agreement under the Tornier N.V. Stock Option Plan for Directors and Officers.(3)
10.11	Retraite Supplémentaire maintained by Tornier SAS.(3)
10.12	Asset Purchase Agreement, dated March 5, 2007, by and between DVO Acquisition, Inc. and Tornier B.V.(3)
10.13	Merger Agreement, dated January 22, 2007, by and among Nexa Orthopedics, Inc., Tornier US Holdings, Inc. and Nexa Acquisition, Inc.(3)
10.14	Agreement and Plan of Merger, dated February 27, 2007, by and among Tornier US Holdings, Inc., Axya Acquisition II, Inc. and Axya Holdings, Inc.(3)
10.15
Contribution Agreement, dated March 26, 2010, by and between Tornier B.V., Vertical Fund I, L.P., Vertical Fund II, L.P., TMG Holdings Coöperatief U.A., Stichting Administratiekantoor Tornier, Fred B. Dinger III and Douglas W. Kohrs.(3)

Exhibit number	Description of document
10.16	Warrant Agreement, dated February 29, 2008, by and among Tornier B.V. and the former warrantholders party thereto.(3)
10.17	EUR 34,500,000 Loan Note Instrument, dated February 29, 2008, issued by Tornier B.V. in favor of the lenders thereto.(3)
10.18	Warrant Agreement, dated April 3, 2009, by and among Tornier B.V. and the former warrantholders party thereto.(3)
10.19	EUR 37,000,000 Loan Note Instrument, dated April 3, 2009, issued by Tornier B.V. in favor of the lenders thereto.(3)
10.20	Warrant Exchange Agreement (2008), dated May 25, 2010, by and among Tornier B.V. and the former warrantholders party thereto.(3)
10.21	Warrant Exchange Agreement (2009), dated May 25, 2010, by and among Tornier B.V. and the former warrantholders party thereto.(3)
10.22	Commercial leases (two), dated May 30, 2006, by and between Alain Tornier and Colette Tornier and Tornier SAS.(3)
10.23	Commercial lease, dated December 29, 2007, by and between Animus SCI and Tornier SAS.(3)
10.24	Commercial lease, dated February 6, 2008, by and between Balux SCI and Tornier SAS.(3)
10.25	Commercial lease, dated December 29, 2007, by and between Cymaise SCI and Tornier SAS.(3)
10.26	Commercial lease, dated September 3, 2008, by and between SCI Calyx and Tornier SAS.(3)
10.27	Commercial lease, dated December 23, 2008, by and between Seamus Geaney and Tornier Orthopedics Ireland Limited.(3)
10.28
Securityholders' Agreement, dated July 18, 2006, by and among the parties listed on Schedule I thereto, KCH Stockholm AB, Alain Tornier, Warburg Pincus (Bermuda) Private Equity IX, L.P., TMG B.V. (predecessor to Tornier B.V.).(3)
10.29	Joinder Agreement, dated March 30, 2007, by and between Tornier B.V. and DVO—Extremity Solutions, LLC.(3)
10.30	Joinder Agreement, dated September 24, 2007, by and between Tornier B.V. and TMG Partners II LLC.(3)
10.31	Joinder Agreement, dated October 27, 2008, by and between Tornier B.V. and TMG Partners III LLC.(3)
10.32	Joinder Agreement, dated May 11, 2009, by and between Tornier B.V. and Split Rock Partners, L.P.(3)
10.33	Joinder Agreement, dated April 2008, by and between Tornier B.V. and Stichting Administratiekantoor Tornier.(3)
10.34	Joinder Agreement, dated May 25, 2010, by and between Tornier B.V. and Medtronic Bakken Research Center B.V.(3)
10.35	Quality Assurance Agreement, dated April 1, 1998, by and between CeramTec AG and Tornier SA.(3)
10.36	By-Laws of SCI Calyx.(3)
10.37	Amendment to the Securityholders' Agreement, dated August 27, 2010, by and among the securityholders on Schedule I thereto and Tornier B.V.(3)

Exhibit number	Description of document
10.38	Subscription Agreement, dated July 18, 2006, by and between TMG B.V. and KCH Stockholm AB.(3)
10.39	Conversion Notice, dated October 1, 2009, by Tornier B.V. addressed to KCH Stockholm AB.(3)
10.40	Form of Indemnification Agreement.(3)
10.41	Tornier N.V. 2010 Stock Incentive Plan.(3)
10.42	Tornier N.V. 2010 Employee Stock Purchase Plan.(3)
21.1	Subsidiaries of the Registrant.(3)
23.1	Consent of Ernst & Young LLP, an Independent Registered Public Accounting Firm.(2)
23.2	Consent of Stibbe N.V. (included in Exhibit 5.1).(2)
24.1	Powers of Attorney.(3)
99.1	Consent of Millennium Research Group.(3)

(1)
To be filed by amendment.

(2)
Filed herewith.

(3)
Previously filed.